Form 20-F
TUMI RESOURCES LTD
filed 2004-06-25
CIK 1191832

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
(Mark One)

[ ] Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

                                       or

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                                       or

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
     For the transition period from _________ to _________

                         COMMISSION FILE NUMBER: 0-50244

                             TUMI RESOURCES LIMITED
             (Exact name of Registrant as specified in its charter)

                             TUMI RESOURCES LIMITED
                 (Translation of Registrant's name into English)

                            BRITISH COLUMBIA, CANADA
                 (Jurisdiction of incorporation or organization)

      1305 - 1090 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, V6E 3V7
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
                                      NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act.
                           COMMON STOCK, NO PAR VALUE
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
                                 NOT APPLICABLE
                                (Title of Class)

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report.
                14,451,200 COMMON SHARES AS OF DECEMBER 31, 2003

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  [X]        No  [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  [X]    Item 18  [ ]                                      Page 1 of  118

GENERAL INFORMATION:

UNLESS OTHERWISE INDICATED, ALL REFERENCES HEREIN ARE TO CANADIAN DOLLARS.

                                    GLOSSARY

The following is a glossary of geological terms used in this report:


AMYGDALOIDAL                           an igneous  rock  containing a gas cavity
                                       or vesicle.

ANDESITE a fine grained intermediate volcanic rock composed of andesine and one or more mafic constituents.

ARGILLIC a form of alteration characterised by the alteration of original minerals to clays.

BASALTS fine grained, hard, dense, sometimes glassy, igneous rock that is almost always very dark grey, rarely very dark brownish grey or greenish grey.

BATHOLITH                              an intrusion, usually granitic, which has
                                       a large exposed surface area and no observable bottom.

BRECCIA rock consisting of more or less angular fragments in a matrix of finer-grained material or cementing material.

CYANIDATION                            a method of  extracting  exposed  gold or
                                       silver  grains from crushed or ground ore
                                       by   dissolving  it  in  a  weak  cyanide
                                       solution. May be carried out in tanks inside a mill or in heaps of ore out of doors.

DIAMOND DRILL                          a type  of  rotary  drill  in  which  the
                                       cutting   is  done  by   abrasion   using
                                       diamonds embedded in a matrix rather than
                                       by  percussion.  The drill cuts a core of
                                       rock   which   is   recovered   in   long
                                       cylindrical sections.

EPITHERMAL                             hydrothermal   mineral   deposit   formed
                                       within about 1 kilometer of the earth's surface and within a temperature range of 50 to 200 degrees centigrade, occurring mainly as veins.

g/t                                    grams per tonne.

GRADE the concentration of each ore metal in a rock sample, usually given as weight percent. Where extremely low concentrations are involved, the concentration may be given in grams per tonne (g/t) or ounces per ton (oz/t). The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

HANGING WALL AND FOOTWALL              terms used in reference to faults  where,
                                       when  mining  along a  fault,  your  feet
                                       would  be in  the  footwall  side  of the
                                       fault  and  the  other   side   would  be
                                       "hanging" over your head.

INDUCED POLARIZATION (I.P.) METHOD     the  method   used  to  measure   various
                                       electrical  responses  to the  passage of
                                       alternating    currents   of    different
                                       frequencies through near-surface rocks or to the passage of pulses of electricity.

INTRUSION                              general  term for a body of igneous  rock
                                       formed below the surface.

KAOLINIZED                             replacement  or alteration of minerals to
                                       form kaolin, a group of clay minerals.

M                                      meters

PETROGRAPHIC                           the  description  and  classification  of
                                       rocks.

PORPHYRY                               rock type with mixed crystal sizes,  i.e.
                                       containing phenocrysts of one or more minerals.

PROBABLE (INDICATED) RESERVES          reserves  for  which  quantity  and grade
                                       and/or    quality   are   computed   from
                                       information  similar  to  that  used  for
                                       proven (measured) reserves, but the sites
                                       for inspection, sampling, and measurement
                                       are farther apart or are  otherwise  less
                                       adequately    spaced.   The   degree   of
                                       assurance,  although  lower than that for
                                       proven  (measured)   reserves,   is  high
                                       enough  to  assume   continuity   between
                                       points of observation.

PROVEN (MEASURED) RESERVES             reserves   for  which  (a)   quantity  is
                                       computed  from  dimensions   revealed  in
                                       outcrops,  trenches,  workings  or  drill
                                       holes;  grade and/or quality are computed
                                       from the results of detailed sampling and
                                       (b) the  sites for  inspection,  sampling
                                       and measurement are spaced so closely and
                                       the geologic character is so well defined
                                       that  size,  shape,   depth  and  mineral
                                       content    of    reserves    are    well-
                                       established.

PYRITE                                 iron sulphide

RESERVES that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

RHYOLITE a fine-grained extrusive volcanic rock, similar to granite in composition.

SHEAR ZONE                             where a  fault  affects  a width  of rock
                                       rather than being a single clean break, the width of affected rock is referred to as the shear zone. The term implies movement, i.e. shearing.

SILICIFIED                             a rock  altered  by the  introduction  of
                                       silica.

STRIKE the direction of a horizontal line on the surface of the bed, or other planar feature.

TAILINGS                               material   rejected  from  a  mill  after
                                       recoverable valuable minerals have been extracted.

TUFF                                   a  rock  made  up  mostly  of   compacted
                                       volcanic ash varying in size from fine sand to coarse gravel.

FORWARD LOOKING STATEMENTS

The Company cautions readers regarding forward looking statements found in the following discussion and elsewhere in this annual report and in any other statement made by, or on the behalf of the Company, whether or not in future filings with the SEC. Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, with respect to future business decisions, are subject to change. See "Item 3. Key Information - Risk Factors". These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by or on behalf of the Company. The Company disclaims any obligation to update forward looking statements.

                                     PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.
--------------------------------------------------------------------------------

Not applicable.


ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE.
--------------------------------------------------------------------------------

Not applicable.


ITEM 3.     KEY INFORMATION.
--------------------------------------------------------------------------------

SELECTED FINANCIAL DATA

To date the Company has not generated any cashflow from operations to fund ongoing operational requirements and cash commitments. The Company has financed its operations principally through the sale of its equity securities. The Company currently has sufficient funds to maintain operations at its current level of activity. It will continue to rely on the sale of its equity securities to provide funds for its activities. However, there is no assurance that it will be able to do so.

The selected financial data of the Company for the years ended December 31, 2003, 2002 and 2001, was derived from the financial statements of the Company which have been audited by D & H Group, independent Chartered Accountants, as indicated in their report which is included elsewhere in this report. The selected financial data set forth for the year ended December 31, 2000, are derived from the Company's audited consolidated financial statements, not included herein.

The information in the following table was extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading "Item 5. Operating and Financial Review and Prospects".

Reference is made to Note 11 of the Company's consolidated financial statements included herein for a discussion of the material differences between Canadian generally accepted accounting principles ("GAAP") and US GAAP, and their effect on the Company's financial statements.

                                                                         YEAR ENDED DECEMBER 31,
                                                      -------------------------------------------------------------
                                                          2003            2002            2001            2000(1)
                                                      -------------   -------------   -------------   -------------

Interest Income                                              $4,301          $5,459         $12,676         $10,126
General and Administrative Expenses                        $724,720        $159,794         $22,875         $10,713
Net (Loss)                                                $(760,404)      $(253,757)       $(10,199)          $(587)
Total Assets                                             $4,921,717      $1,034,106        $307,897        $306,405
Net Assets                                               $4,782,864        $971,552        $304,797        $303,746
Capital Stock                                            $5,529,478      $1,218,726        $315,583        $304,333
Weighted Average Number of Shares                         8,417,122       3,050,643       1,702,055         908,219
Dividends per Share                                             Nil             Nil             Nil             Nil
Basic and Fully Diluted (Loss) per Share                     $(0.09)        $(0.09)          $(0.01)         $(0.00)


NOTE:

(1) The Company was incorporated on January 11, 2000, therefore, the financial year ended December 31, 2000 is for the period from January 11, 2000 to December 31, 2000.

Adjustment to United States Generally Accepted Accounting Principles
--------------------------------------------------------------------

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from US GAAP. Material differences between Canadian and US GAAP and their effect on the Company's consolidated financial statements are summarized in the tables below.

CONSOLIDATED STATEMENTS OF LOSS

                                                    INCEPTION TO
                                                        2003           2003           2002           2001
                                                          $              $              $              $

Net loss under Canadian GAAP                          (1,024,947)      (760,404)      (253,757)       (10,199)
Option interests and exploration
     costs for the period (i)                         (1,662,657)      (931,954)      (730,703)             -
Write-off of option interests
     and exploration costs (i)                            97,720              -         97,720              -
Other compensation (iv)                                  (40,220)       (27,800)       (12,420)             -
                                                    ------------   ------------   ------------   ------------
Net loss under US GAAP                                (2,630,104)    (1,720,158)      (899,160)       (10,199)
                                                    ============   ============   ============   ============
Loss per share under US GAAP                                             $(0.23)        $(0.29)        $(0.01)
                                                                   ============   ============   ============
Weighted average shares outstanding
     under US GAAP (v)                                                7,328,520      2,753,752      1,702,055
                                                                   ============   ============   ============

CONSOLIDATED BALANCE SHEETS

                                                                       2003           2002
                                                                            $           $

SHAREHOLDERS' EQUITY

Balance per Canadian GAAP                                             4,782,864        971,552
Option interests and deferred exploration costs expensed (i)         (1,564,937)      (632,983)
                                                                   ------------   ------------
Balance per US GAAP                                                   3,217,927       (338,569)
                                                                   ============   ============

OPTION INTERESTS

Balance per Canadian GAAP                                               687,444        448,325
Option interests expensed under US GAAP (i)                            (687,444)      (448,325)
                                                                   ------------   ------------
Balance per US GAAP                                                           -              -
                                                                   ============   ============

DEFERRED EXPLORATION COSTS

Balance per Canadian GAAP                                               877,493        184,658
Exploration costs expensed under US GAAP (i)                           (877,493)      (184,658)
                                                                   ------------   ------------
Balance per US GAAP                                                           -              -
                                                                   ============   ============


CONSOLIDATED STATEMENTS OF CASHFLOWS

                                                    INCEPTION TO
                                                        2003           2003           2002           2001
                                                          $              $              $              $

OPERATING ACTIVITIES

Cash used per Canadian GAAP                             (575,991)      (476,489)       (82,080)        (6,418)
Option interests and deferred
     exploration costs (i)                            (1,324,157)      (795,954)      (528,203)             -
                                                    ------------   ------------   ------------   ------------
Cash used per US GAAP                                 (1,900,148)    (1,272,443)      (610,283)        (6,418)
                                                    ============   ============   ============   ============


                                                    INCEPTION TO
                                                        2003           2003           2002           2001
                                                          $              $              $              $

INVESTING ACTIVITIES

Cash used per Canadian GAAP                           (1,900,148)      (795,854)      (528,203)             -
Option interests and deferred
     exploration costs (i)                            (1,900,148)       795,954        528,203              -
                                                    ------------   ------------   -------------  ------------
Cash provided (used) per US GAAP                               -              -              -              -
                                                    ============   ============   =============  ============

(i)      Option interests and deferred exploration costs

         Option interests and deferred exploration costs are accounted for in accordance with Canadian GAAP. The Company has determined for US GAAP purposes to expense the option payments and exploration costs relating to unproven mineral claims as incurred. In addition, US GAAP requires that exploration costs not be capitalized until a positive feasibility study is completed. The capitalized costs of such claims would then be measured, on a periodic basis, to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral claims would be written down to net recoverable value on a discounted cash flow basis.

(ii)     Stock options

         The Company grants stock options which reserves common shares for issuance to employees, directors and consultants. Effective January 1, 2003, the Company adopted, on a prospective basis, the provisions of
         Section 3870 which is similar to the provisions of SFAS 123 "Accounting for Stock-Based Compensation" issued by the Financial Accounting Standards Board ("FASB").

         During fiscal 2001, the Company granted stock options to its directors and employees to purchase shares of the Company. No compensation cost has been recognized for the options granted in 2001. Had compensation costs for the Company's stock options granted been determined based on the fair value at the grant date for awards during fiscal 2001 consistent with the provisions of SFAS 123, the Company's loss and loss per share would have been increased to the proforma amounts indicated below:

                                                                           $

                  Net loss under US GAAP                                (10,199)
                  Net loss - proforma                                   (13,419)

                  Loss per share under US GAAP                            (0.01)
                  Loss per share - proforma                               (0.01)

         The fair value of each option granted to an employee or director is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during fiscal 2001:


                  Risk-free interest rate                3.37%
                  Expected volatility                      80%
                  Expected lives                     1.5 years

(iii)    Income Tax

         Under Canadian GAAP, deferred income tax assets relating to the potential benefit of income tax loss carryforwards are not recognized unless there is virtual certainty of realization of the benefit. US GAAP provides similar treatment, but requires the benefit be recognized and a valuation allowance be recognized to fully offset the deferred income tax asset.

         As at December 31, 2003, the Company has fully reserved the $813,000 income tax benefit of operating loss carryforwards, by a valuation allowance of the same amount, because the likelihood of realization of the tax benefit cannot be determined. Of the total tax benefit, $492,000 is attributable to the year ended December 31, 2003.

(iv)     Private Placements of Common Stock

         The Company conducted the majority of its equity financings pursuant to private placements. Under the policies of the TSX Venture Exchange ("TSXV"), the Company may provide a discount off the market price of the Company's common stock. US GAAP does not permit a discount from the market price. US GAAP requires the recognition of the market value of the Company's common stock as a credit to share capital, with a charge to operations for the portion of the discount relating to equity financings conducted with officers and directors of the Company and a charge to shareholders' equity, as a capital distribution, for the discount relating to the remaining portion of the equity financings.

         Under US GAAP, loss and capital distributions for the year ended December 31, 2003 would increase by $27,800 (2002 - $12,420) and
         $1,111,025 (2002 - $72,080), respectively, and share capital, as at December 31, 2003 would increase by $1,223,325 (2002 - $84,500). There is no net change to shareholders' equity.

(v)      Escrow shares

         Canadian GAAP requires that issued shares subject to return or recall be excluded from the calculation of the weighted average number of shares outstanding until the conditions for return or recall are removed. It is the position of the United States Securities and Exchange Commission that all shares held under escrow be excluded from the weighted average number of shares calculation until they are released from escrow.

         As at December 31, 2003, 757,800 common shares of the Company (2002 - 1,684,000 common shares) are held under escrow and being released based on a time-based formula. Under Canadian GAAP, all of the 757,800 (2002
         - 1,684,000) shares have been included in the calculation of the weighted average number of shares outstanding, whereas, under US GAAP, only shares actually released from escrow have been included.

(vi)     Exploration Stage

         The Company is a mineral exploration company in the exploration stage and is considered a development stage company as defined by SFAS 7.

New Accounting Standards

In May 2003, the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("SFAS No. 150"), which addresses how to classify and measure certain financial instruments with characteristics of both liabilities (or assets in some circumstances) and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of SFAS No. 150 on July 1, 2003 had no impact on the Company's financial position and results of operations.

In January 2003, the FASB issued Interpretation No. 46 "Consolidation of Variable Interest Entities" ("FIN No. 46") (revised December 2003). FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51 "Consolidated Financial Statements" to only certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the equity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003, and the variable interest entities obtained after that date. It applies at the end of the first annual reporting period beginning after June 15, 2003, to variable interests in which an enterprise holds a variable interest which was acquired before February 1, 2003. Adoption of FIN No. 46 on January 1, 2004 will not materially impact the Company's financial position or results of operations.

A similar guideline has been introduced in Canada, Accounting Guideline 15 "Consolidation of Variable Interest Entities". This guideline applies to annual and interim periods beginning on or after November 1, 2004. The Company is continuing to evaluate the potential impact of Accounting Guideline 15.

In July 2003, the CICA released Section 1100 "Generally Accepted Accounting Principles". This new section establishes standards for financial reporting in accordance with generally accepted accounting principles. It describes what constitutes Canadian GAAP and its sources, replacing "Financial Statement Concepts" paragraph 1000.59-61. Also, in July 2003, the CICA released Section 1400, "General Standards of Financial Statement Presentation". This section clarifies what constitutes fair presentation in accordance with Canadian GAAP. Both these sections are effective for fiscal years beginning on or after October 1, 2003 and the Company is currently evaluating their impact.

Exchange Rate History

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one US dollar for the fiscal years ended December 31, 2003, 2002, 2001, and 2000.

         PERIOD                                                      AVERAGE

         January 1, 2002 - December 31, 2003                          0.7186
         January 1, 2002 - December 31, 2002                          0.6368
         January 1, 2002 - December 31, 2001                          0.6444
         January 1, 2002 - December 31, 2000                          0.6727

The following table sets forth high and low exchange rates for one Canadian dollar expressed in terms of one US dollar for the six-month period ended May 31, 2004.

         MONTH                                          HIGH           LOW

         May 2004                                      0.7364         0.7158
         April 2004                                    0.7637         0.7293
         March 2004                                    0.7645         0.7418
         February 2004                                 0.7629         0.7439
         January 2004                                  0.7880         0.7496
         December 2003                                 0.7738         0.7460

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

The noon rate of exchange on June 15, 2004, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN$0.7300 (US$1.3699 = CDN$1.00).

RISK FACTORS

Due to the nature of the Company's business and the present stage of exploration on its mineral properties, the following risk factors apply to the Company's operations:

THE COMPANY IS AN EXPLORATION STAGE COMPANY WITH LIMITED FINANCIAL RESOURCES AND IF THE COMPANY IS UNABLE TO SECURE ADDITIONAL FUNDING AND/OR IF THE COMPANY'S EXPLORATION PROGRAMS ARE UNSUCCESSFUL, THE COMPANY MAY FAIL.

Mineral exploration involves significant risk and few properties that are explored are ultimately developed into producing mines. Substantial expenditures may be required to establish ore reserves through drilling, to develop metallurgical processes to extract the metals from the ore and to construct the mining and processing facilities at any site chosen for mining. Current exploration programs may not result in any commercial mining operation. The Company's options in unproved mineral claims are without a known body of commercial ore and the proposed programs are an exploratory search for ore. The Company is presently carrying out exploration with the objective of establishing an economic body of ore. If the Company's exploration programs are successful, additional funds will be required for the development of an economic ore body and to place it into commercial production. The only sources of future funds presently available to the Company are the sale of equity capital, the exercise of warrants and options or the offering by the Company of an interest in the mineral claim to be earned to another party or parties. If the Company is unable to secure additional funding, the Company may lose its interest in one or more of its mineral claims and/or may be required to cease operations.

THE PRICE OF THE COMPANY'S COMMON SHARES IS SUBJECT TO MARKET FLUCTUATIONS AND VOLATILITY WHICH MAY NOT BE RELATED TO THE COMPANY'S OPERATIONS AND SUCH FLUCTUATIONS MAY IMPACT THE COMPANY'S ABILITY TO COMPLETE EQUITY FINANCINGS.

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly junior mineral exploration companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common shares fluctuated from a low of $0.40 to a high of $2.29 during the 12-month period ending May 31, 2004. Substantially all of the Company's financings have been conducted through the sale of its common stock. Continued price fluctuations will have a significant impact on the Company's ability to complete equity financings.

THE COMPANY'S OPERATIONS ARE SUBJECT TO GOVERNMENT REGULATIONS WHICH MAY SUBJECT THE COMPANY TO PENALTIES FOR FAILURE TO COMPLY AND MAY LIMIT THE COMPANY'S ABILITY TO CONDUCT EXPLORATION ACTIVITIES AND COULD CAUSE THE COMPANY TO DELAY OR ABANDON ITS PROJECTS.

Exploration activities are also subject to national and local laws and regulations governing prospecting, taxes, labor standards, occupational health, land use, environmental protection, mine safety, and others which currently or in the future may have a substantial adverse impact on the Company. In order to comply with applicable laws, the Company may be required to make capital expenditures until a particular problem is remedied. Existing and possible future environmental legislation, regulation and action could cause additional expense, capital expenditures, restriction and delays in the activities of the Company, the extent of which cannot be reasonably predicted. Violators may be required to compensate those suffering loss or damage by reason of their mining activities and may be fined if convicted of an offence under such legislation.

Amendments to current laws, regulations and permits governing activities of mineral exploration companies or more stringent implementation thereof could require increases in exploration expenditures, or require delays in exploration or abandonment of new mineral properties.

The Company's exploration activities may be subject to foreign, federal, state, provincial and local laws and regulations governing the protection of the environment, including laws and regulations relating to air and water quality, waste disposal, and the protection of endangered or threatened species. The Company's exploration activities may be subject to foreign, federal, state, provincial and local laws and regulations for protection of surface and ground water.

If the Company undertakes new, or significantly expands its existing, exploration activities the Company may be required to obtain pre-construction environmental and land use review and comply with permitting, control and mitigation requirements of the jurisdiction in which such operations are to be located. Compliance with new requirements could impose costs on the Company in the future, the materiality of which cannot reasonably be predicted at this time. Any change in the applicable laws or regulations could have an adverse effect on any mining project which the Company might undertake. Also, the Company may require additional permits for its future operations, which may or may not be obtainable on reasonable terms.

If the Company is unable to obtain the necessary permits, the Company might have to change its planned exploration for such non-permitted properties and/or to seek other joint venture arrangements. If the Company were unable to mitigate the problem, the Company might not be able to proceed with exploration. In this event, the Company might seek to mitigate any losses through sale of the property, prior to abandonment.

THE COMPANY'S MINERAL CLAIM INTERESTS ARE LOCATED IN FOREIGN COUNTRIES, THE LAWS OF WHICH MAY PREVENT OR DELAY THE COMPANY'S EXPLORATION ACTIVITIES AND COULD CAUSE THE COMPANY TO DELAY OR ABANDON ITS PROJECTS.

The projects in which the Company has interests are located in Mexico and Peru. Mineral exploration activities in these foreign countries may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriations of property, environmental legislation and mine safety. The status of Mexico and Peru as developing countries may make it more difficult for the Company to obtain any required financing for its projects. The effect of all of these factors cannot be accurately predicted. Notwithstanding the progress achieved in restructuring Mexican and Peruvian political institutions and revitalizing their economies, the present administrations, or any successor governments, may not be able to sustain the progress achieved. While the Mexican and Peruvian economies have experienced growth in recent years, such growth may not continue in the future at similar rates or at all. If the economies of Mexico or Peru fail to continue their growth or suffer a recession, the Company may not be able to continue its operations in those countries. The Company does not carry political risk insurance.

All of the Company's mineral claim interests are located outside of Canada, in Mexico and Peru. As a result, such assets may be affected by government regulations and treaties, as well as by laws and policies of Canada affecting foreign trade, investment and taxation. In addition, it may be difficult to enforce judgments obtained in Canadian courts against assets located outside of Canada. As of December 31, 2003, the Company has capitalized $1,564,937 of acquisition and exploration costs relating to its mineral interests.

EXPLORATION FOR MINERALS ON THE COMPANY'S PROJECTS ARE SUBJECT TO SIGNIFICANT RISKS WHICH COULD INCREASE THE COSTS OF EXPLORATION AND COULD CAUSE THE COMPANY TO DELAY OR ABANDON ITS PROJECTS.

The Company's exploration projects are without known commercial ore bodies. Continued exploration of the Company's projects depends on satisfactory exploration results. Mineral exploration involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. The long-term profitability of the Company's operations will be, in part, directly related to the cost and success of its exploration programs, which may be affected by a number of factors beyond the Company's control.

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration for gold (also "Au"), silver (also "Ag") and other metals, any of which could result in work stoppages, damage to property, and possible environmental damage.

The Company will continue to rely upon consultants and others for exploration and, if required, development expertise. If any of the Company's option interests merit development, substantial expenditures will be required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. The Company may not discover minerals in sufficient quantities to justify commercial operations and the Company may not be able to obtain the funds required for development on a timely basis. The economics of developing gold, silver and other mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.

BECAUSE THE COMPANY IS SUBJECT TO COMPLIANCE WITH GOVERNMENTAL REGULATION, THE COST OF ITS EXPLORATION PROGRAMS MAY INCREASE.

The Company's operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

THE COMPANY MAY INCUR LIABILITY FOR CERTAIN RISKS AGAINST WHICH THE COMPANY DOES NOT HAVE INSURANCE, WHICH COULD REDUCE OR ELIMINATE ANY FUTURE PROFITABILITY AND NEGATIVELY IMPACT THE PRICE OF THE COMPANY'S SHARES.

In the course of exploration of mineral concessions, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company. The Company does not have any insurance coverage on its mineral concessions.

THE COMPANY MAY NOT BE ABLE TO OBTAIN SUPPLIES AND INFRASTRUCTURE NECESSARY TO CONDUCT ITS EXPLORATION OPERATIONS AND, AS SUCH, MAY HAVE TO DELAY OR ABANDON ITS PROJECTS.

Some of the Company's property interests are not in developed areas and the availability of infrastructure (water and power, and in some areas roads) at an economic cost cannot be assured. Power is an integral requirement of any production facility on the Company's properties. In the event the Company is unable to obtain water or power at any of its properties, the Company may not be able to conduct exploration activities, or in the event the Company discovers mineralization, the Company may not be able to begin a development program, in which case the Company may lose its interest in the property or may have to abandon the property.

THE COMPANY MAY NOT HAVE PROPER TITLE TO ITS PROPERTIES AND, AS A RESULT, MAY INCUR SIGNIFICANT EXPENSES TO OBTAIN PROPER TITLE, OR MAY HAVE TO ABANDON ANY SUCH PROPERTY.

The Company owns, leases or has under option, unpatented and patented mining claims, mineral claims or concessions which constitute the Company's property holdings. The ownership and validity of unpatented mining claims and concessions are often uncertain and may be contested.

In those jurisdictions where the Company has property interests, the Company makes a search of mining records in accordance with mining industry practices to confirm that it has acquired satisfactory title to its properties but does not obtain title insurance with respect to such properties. The possibility exists that title to one or more of its concessions, particularly title to undeveloped claims, might be defective because of errors or omissions in the chain of title, including defects in conveyances and defects in locating or maintaining such claims, or concessions.

The boundaries of some of the Company's property interests have not been surveyed and, therefore, the precise location and area of these mining properties may be in doubt. The Company is not aware of challenges to the location or area of its unpatented mining claims.

IF THE COMPANY IS UNABLE TO EFFECTIVELY COMPETE AGAINST OTHER COMPANIES, OR IF THE COMPANY CANNOT MARKET ANY MINERALS DISCOVERED ON ITS PROPERTIES, THE COMPANY MAY HAVE TO CEASE OPERATIONS.

The mineral industry is intensely competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Even if commercial quantities of ore are discovered, a ready market may not exist for their sale. Factors beyond the control of the Company may affect the marketability of any substances discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or losing its investment capital.

THE COMPANY'S OPERATIONS IN MEXICO AND PERU SUBJECT THE COMPANY TO FOREIGN CURRENCY FLUCTUATIONS WHICH MAY INCREASE THE COMPANY'S EXPENSES AND, IN THE EVENT THE COMPANY ACHIEVES PROFITABILITY, REDUCE THE COMPANY'S PROFITABILITY.

The Company's operations in Mexico and Peru make it subject to foreign currency fluctuation and such fluctuation may adversely affect the Company's financial position and results. The Canadian dollar varies under market conditions. The Company's foreign subsidiaries comprise a direct and integral extension of the Company's operations. These subsidiaries are also entirely reliant upon the Company to provide financing in order for them to continue their activities. Consequently, the functional currency of these subsidiaries is considered by management to be the Canadian dollar and accordingly exchange gains and losses are included in net income. The Company maintains its cash and cash equivalent amounts primarily in Canadian and U.S. denominated currencies. The Company does not currently engage in hedging activities. See "Item 5. Operating and Financial Review and Prospects."

IF THE COMPANY OBTAINS FUNDING THROUGH THE SALE OF ADDITIONAL COMMON SHARES, THE SHAREHOLDERS WILL EXPERIENCE DILUTION.

The Company may in the future grant to some or all of its directors, officers, insiders and key employees options to purchase the Company's common shares as non-cash incentives to those employees. Such options may be granted at exercise prices equal to market prices, or at prices as allowable under the policies of the TSXV, when the public market is depressed. To the extent that significant numbers of such options may be granted and exercised, the interests of then existing shareholders of the Company will be subject to additional dilution.

The Company is currently without a source of revenue and will most likely be required to issue additional shares to finance its operations and, depending on the outcome of its exploration programs, may issue additional shares to finance additional exploration programs of any or all of its projects or to acquire additional properties. The issuance of additional shares will cause the Company's existing shareholders to experience dilution of their ownership interests.

CONFLICTS OF INTEREST MAY ARISE AMONG THE MEMBERS OF OUR BOARD OF DIRECTORS AND SUCH CONFLICTS MAY CAUSE THE COMPANY TO ENTER INTO TRANSACTIONS ON TERMS WHICH ARE NOT BENEFICIAL TO THE COMPANY.

Certain of the Company's directors are also directors, officers or shareholders of other companies that are engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. Such a conflict poses the risk that the Company may enter into a transaction on terms which place the Company in a worse position than if no conflict existed. The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts must be disclosed by such directors or officers in accordance with the Business Corporations Act (British Columbia) (the "Corporations Act"). Generally, the Corporations Act requires a director with a direct or indirect interest in a contract or transaction to "disclose the nature and extent of the director's interest at a meeting of the directors." A director which has an interest in such a transaction is accountable to the corporation for which the director serves for any profit the director receives as a result of the transaction unless the director has previously disclosed the interest in accordance with the Corporations Act, the board of directors subsequently approves the transaction or contract, and the interested director does not vote on the approval, or "the contract or transaction was reasonable and fair to the Company at the time it was entered into, and after full disclosure of the nature and extent of the director's interest, it is approved by special resolution."

If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the board of directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

The Company has no specific internal policy governing conflicts of interest. As of the date of this annual report all material conflicts of interests have been described in "Item 7. Major Shareholders and Related Party Transactions".

THE PRICES OF METALS FLUCTUATE IN THE MARKET AND SUCH FLUCTUATIONS COULD NEGATIVELY IMPACT THE COMPANY'S ABILITY TO RAISE FUNDING AND MAY CAUSE CERTAIN ACTIVITIES TO BECOME UNECONOMIC.

Factors beyond the control of the Company may affect the marketability of any substances discovered. The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major mineral producing regions. Variations in the market prices of metals may impact on the Company's ability to raise funding to continue exploration of its properties. In addition, any significant fluctuations in metal prices will impact on the Company's decision to accelerate or reduce its exploration activities.

THIS ANNUAL REPORT CONTAINS STATEMENTS ABOUT FUTURE EVENTS AND RESULTS WHICH MAY NOT BE ACCURATE.

Statements contained in this annual report that are not historical facts are forward-looking statements that involve risks and uncertainties. Such statements may not prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Without limiting the generality of the foregoing, such risks and uncertainties include interpretation of results and geology, results of pre-feasibility and feasibility studies, recovery, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in production, delays in exploration activities, political risks involving doing business in other nations and the policies of these other nations, the inherent uncertainty of production fluctuations and failure to obtain adequate financing on a timely basis.

THE COMPANY IS DEPENDENT UPON ITS MANAGEMENT AND THE LOSS OF ANY OF ITS MANAGEMENT AND/OR IF THE COMPANY IS UNABLE TO RECRUIT ADDITIONAL MANAGERS COULD NEGATIVELY IMPACT THE COMPANY'S ABILITY TO CONTINUE ITS OPERATIONS.

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its key officer, Mr. David Henstridge, the President of the Company. The loss of services of Mr. Henstridge could have a material adverse effect on the Company. The Company has not entered into employment agreements with any of its officers and is not expected to do so in the foreseeable future. The Company has not obtained key-man life insurance on any of its officers or directors. The Company's ability to recruit and retain highly qualified management personnel is critical to its success; if it is unable to do so this may materially affect the Company's financial performance.

THE COMPANY DOES NOT PAY DIVIDENDS ON ITS COMMON SHARES; THEREFORE, INVESTORS SEEKING DIVIDEND INCOME SHOULD NOT PURCHASE THE COMMON SHARES.

The Company has never declared or paid cash dividends on its common shares and does not anticipate doing so in the foreseeable future. Additionally, the determination as to the declaration of dividends is within the discretion of the Company's Board of Directors, which may never declare cash dividends on the Company's common stock. Investors cannot expect to receive a dividend on the Company's common shares in the foreseeable future, if at all.

THE COMPANY'S COMMON SHARES ARE SUBJECT TO "PENNY STOCK" REGULATIONS WHICH MAY MAKE IT DIFFICULT FOR SHAREHOLDERS TO SELL THEIR SHARES AND, AS A RESULT, SHAREHOLDERS MAY HAVE TO HOLD THEIR SHARES INDEFINITELY.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Generally, penny stocks are equity securities with a price of less than US$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). Since the Company's shares are traded for less than US$5.00 per share, the shares are subject to the SEC's penny stock rules until such time as (1) the Company's net tangible assets exceed US$5,000,000 during the Company's first three years of continuous operations or US$2,000,000 after the Company's first three years of continuous operations; or (2) the Company has had average revenue of at least US$6,000,000 for three years. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prescribed by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must obtain a written acknowledgment from the purchaser that the purchaser has received the disclosure document. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Such rules and regulations may make it difficult for holders to sell the common stock of the Company, and they may be forced to hold it indefinitely.

INVESTORS IN THE UNITED STATES MAY NOT BE ABLE TO ENFORCE THEIR CIVIL LIABILITIES AGAINST THE COMPANY OR ITS DIRECTORS AND OFFICERS.

It may be difficult to bring and enforce suits against the Company. The Company is a corporation incorporated in British Columbia. None of the Company's directors are residents of the United States, and all or a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for U.S. holders of the Company's common shares to effect service of process on these persons within the United States or to enforce judgements obtained in the U.S. based on the civil liability provisions of the U.S. federal securities laws against the Company or its officers and directors. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against the Company, its officers or directors predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against the Company, its officers or directors predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions. Also, a judgment obtained in a U.S. court would generally be recognized by a Canadian court except, for example:

         a) where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

         b) the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

         c) the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

         d) a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

         e) the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;

         f) the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

         g) there has not been compliance with applicable Canadian law dealing with the limitation of actions.

THE COMPANY MAY BE DEEMED TO BE A "PASSIVE FOREIGN INVESTMENT COMPANY" FOR U.S. TAX PURPOSES WHICH COULD SUBJECT U.S. SHAREHOLDERS TO INCREASED TAX LIABILITY.

The Company may be deemed to be a "Passive Foreign Investment Company". See "Item 10. Additional Information - Taxation." As a result, a United States holder of the Company's common shares could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the United States holder's common shares or upon the receipt of "excess distributions," unless such holder of common shares elects to be taxed currently on his or her pro rata portion of the Company's income, whether or not the income was distributed in the form of dividends or otherwise. The election requires certain conditions be met such as filing on or before the due date, as extended, for filing the shareholder's income tax return for the first taxable year to which the election will apply. Otherwise, the election may only partially apply.


ITEM 4.     INFORMATION ON THE COMPANY.
--------------------------------------------------------------------------------

HISTORY AND DEVELOPMENT OF THE COMPANY

NAME AND INCORPORATION

The Company was incorporated under the Company Act (British Columbia) (the "Company Act") on January 11, 2000 under the name "Planex Ventures Ltd." On May 22, 2002, the Company changed its name to "Tumi Resources Limited".

On March 29, 2004, the British Columbia legislature enacted the Corporations Act and repealed the Company Act, which previously governed the Company. See "Item
10. Additional Information - Memorandum and Articles of Association".

The Company's registered, corporate and principal executive office is located at Suite 1305 - 1090 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3V7. The contact person is Nick DeMare, director. The telephone number is (604) 685-9316; the facsimile number is (604) 683-1585. The Company maintains a website, www.tumiresources.com . The Company does not have a registered agent in the United States.

With the introduction of the Capital Pool Company Policy in November, 1999 (the "CPC Policy"), the TSXV created a new category of listing, the capital pool company, pursuant to which a company formed by individuals acceptable to the TSXV could complete an initial public offering earlier in its development than may be possible with a regular initial public offering. Proceeds from the
initial  public  offering  must  be  used  primarily  to  investigate   business
opportunities for acquisition by the capital pool company. Only certain acquisitions can be made by the capital pool company to satisfy the CPC Policy. Such an acquisition is referred to as a qualifying transaction (the "Qualifying Transaction").

The Company was initially formed to operate as a capital pool company, in accordance with the CPC Policy. In January 2000, the Company completed its initial financing and sold 1,684,000 common shares at a price of $0.075 per share for proceeds of $126,300. During May 2000, the Company completed an initial public offering (the "IPO") and sold 1,700,000 common shares at a price of $0.15 per share, for gross proceeds of $225,000. The proceeds from these financings were used to investigate business opportunities.

In connection with the IPO, the Company and Research Capital Corporation ("Research Capital"), an unaffiliated company, executed an agreement (the "Agency Agreement") dated February 28, 2000, as amended February 28, 2000 pursuant to which Research Capital agreed to act as the Company's agent in the IPO. Research Capital was paid a corporate finance fee of $7,500 in connection with the IPO. The Company also granted Research Capital warrants entitling Research Capital to purchase up to 170,000 common shares at $0.15 per share expiring December 22, 2001. On December 21, 2001, Research Capital exercised warrants to acquire 75,000 common shares for $11,250 cash. The remaining warrants expired.

Throughout the remainder of 2000 and during 2001, the Company reviewed a number of potential business or asset acquisitions which would qualify as a Qualifying Transaction for regular listing as a Tier 2 company on the TSXV.

On February 28, 2002, the Company entered into an agreement (the "Heads of Agreement") with Compania Minera Urumalqui S.A. ("MUSA") to acquire and explore a resource property in Peru. The acquisition constituted a Qualifying Transaction under the CPC Policy and qualified the Company for a Tier 2 listing. Throughout the remainder of 2002, the Company entered into a number of agreements to acquire mineral property interests. During 2003, the Company focused its efforts on exploration on the Cinco Minas Project, in which it incurred approximately $700,000 for underground channel sampling, a 22 hole drill program and metallurgical test work. See "Item 4. Information on the Company - Principal Properties".

During fiscal 2002, the Company sold 2,450,000 shares of common stock through private placements and issued 240,000 shares from the exercise of stock options and warrants for total cash proceeds of $700,643. During fiscal 2003, the Company sold 5,442,500 shares through private placements and issued 1,831,000 shares from the exercise of stock options and warrants for total gross cash proceeds of $4,402,991. These funds are being utilized for resource property acquisitions and exploration, corporate overhead and general working capital.

No capital expenditures have been made by the Company during the 2000, 2001 and 2002 fiscal years other than expenditures relating to the Company's mineral property interests.

BUSINESS OVERVIEW

The Company is an exploration stage company exploring primarily for gold and silver. To date, the Company has not earned any production revenue, nor found any proved reserves on any of its properties. Since the completion of its original option agreement on the Las Lomas Properties, the Company has proceeded to enter into a number of option agreements to acquire interests in resource properties located in Peru and Mexico. The Company is currently focusing its financial resources in conducting an exploration program for gold and silver on the Cinco Minas Property in Mexico.

DISPOSITIONS

In February 2003, the Company terminated its option agreement on the Los Lomas Properties and farmed out its option agreement on the Tinka Property. See "Item
4. Information on the Company - Principal Properties - Other Properties". The Company has not disposed of any property interests during fiscal 2003, nor did the Company dispose of any property interests during fiscal 2002 or 2001.

EXPLORATION EXPENDITURES

During  fiscal  2003,  the  Company  incurred   $239,119  for  mineral  property
acquisition costs and $692,835 for exploration costs on its mineral property interests. During fiscal 2002, the Company incurred $463,325 for mineral property acquisition costs and $267,378 for exploration costs. No mineral property acquisitions or exploration expenditures were made in fiscal 2001.

2004 EXPLORATION BUDGET

As of the date of this annual report, the Company anticipates that it will undertake further drilling and mining studies on the Cinco Minas Project. The Company's budget for this exploration work is US $500,000. The Company will also undertake, pending regulatory approval, a US $200,000 gridding, mapping and sampling program on the Jimenez Property. In April 2004, the Company commenced an initial work program on Gran Cabrera. The program is estimated to cost US $200,000 and consist of a geological survey and sampling program.

SALES AND REVENUE DISTRIBUTION

As of the date of this annual report, the Company has not generated any revenues from its mineral properties.

PRINCIPAL PROPERTIES

CINCO MINAS PROPERTY, MEXICO

PROPERTY AGREEMENTS

On July 6, 2002, the Company entered into a heads of agreement (the "Cinco Minas HOA") with Minera San Jorge S.A. de C.V. ("Minera San Jorge"), an arm's-length party, whereby the Company was granted an option to acquire up to a 100% working interest in Minera San Jorge's rights, title and interest in certain exploration and mining concessions (the "Cinco Minas Property") located in Mexico. On August 14, 2002, the Company and Minera San Jorge entered into a subsequent agreement (the "Cinco Minas Agreement"), which formalized the terms of the Cinco Minas HOA. The Cinco Minas Property consists of six mineral concessions totaling 527 hectares, located in Jalisco, Mexico. The Company also has the option to acquire a 100% interest in a further 10,862 hectares of concessions located with or near the Cinco Minas Property.

Under the terms of the Cinco Minas HOA the Company paid US$50,000 upon the signing of the agreement. In order to earn an initial 60% interest, the Company must fund a total of US$2.5 million in exploration expenditures, including option payments to concession holders and government concession taxes, including the completion of a feasibility study on or before May 23, 2005. Of the exploration commitment, the Company must incur a minimum of US$250,000 by the first anniversary of the Cinco Minas HOA. As of the date of this annual report, the Company has incurred sufficient expenses. As further consideration, the Company is required to issue 1,100,000 shares of the Company's common stock, on the following basis:

                   NUMBER
                  OF SHARES

                    300,000   issued;
                    300,000   on September 5, 2004; and
                    500,000   on September 5, 2005;
                  ---------
                  1,100,000
                  =========

The Cinco Minas Agreement is subject to an underlying agreement (the "Fitch Agreement") between Minera San Jorge and Pablo Antonio Fitch, dated August 2, 2002. The Fitch Agreement covers two concessions of approximately 73 hectares. Minera San Jorge has the right to purchase a 100% interest in the Fitch Concessions for a total of US $350,000 (US $35,000 has been paid) over a period of six years.

Upon earning the initial 60% interest in the Cinco Minas Property, the Company has the option to purchase the remaining 40% interest at a purchase price based on a discounted net present value. Payment for the 40% interest may be made in cash or by issuance of the equivalent amount in value in shares of the Company's common stock. The Company holds a first right of refusal should an outside party bid for Minera San Jorge's 40% interest.

INTRODUCTION

The  six   properties   under   option  to  the   Company  are  located  in  the
Hostotipaquillo Mining District, State of Jalisco, Mexico. The pertinent claim statistics are itemized below:

CONCESSION       CONCESSION                                   TITLE      TITLE HOLDER                      AREA
   NAME             TYPE                   EXPIRY DATE          NO.          100%                       (Hectares)

Consuelo         Exploitation              March 18, 2054     221756     Pablo Antonio Fitch Parente       46.15
                 Issued March 19, 2004
Lucerito         Exploitation              March 18, 2054     221757     Pablo Antonio Fitch Parente       26.92
                 Issued March 19, 2004
Los Ricos        Exploration               March 29, 2005     209337     Francisco Javier Azpeitia J. &    62.15
                 Issued March 30, 1999                                   Lourdes del C.



CONCESSION       CONCESSION                                   TITLE      TITLE HOLDER                      AREA
   NAME             TYPE                   EXPIRY DATE          NO.          100%                       (Hectares)



El Rico          Exploration               March 29, 2005     209338     Francisco Javier Azpeitia J. &    34.07
                 Issued March 30, 1999                                   Lourdes del C.
Milagros         Exploration               April 8, 2005      209461     Francisco Javier Azpeitia J. &   258.18
                 Issued April 9, 1999                                    Lourdes del C.
San Jorge V      Exploitation              February 12, 2054  221455     Minera San Jorge S.A. de C.V.    100.00
                 Issued February 13, 2004                                                                 ------
                                                                         TOTAL AREA                       527.47
                                                                                                          ======

Taxes of approximately US$450 are due every six months, on or before January 31st and July 31st. These taxes are for exploration and mining rights only. Surface rights taxes are paid only by the surface owner; mining rights to do not entitle surface rights. In the case of exploitation titles, there is another tax owed according to the amount of ore that has been mined.

For all concessions which are greater than 1,000 hectares, on or before May 30 of each year, a proof of the work that has been done during the last year has to be presented to the Director of Mining for Mexico. The report has to indicate the type of work that has been done in the mining claim and the amounts expended. The invoices and receipts for such expenses must exist and can cover surveying works, roads, sampling, geology, lab invoices, etc. The Company's core concessions are all less than 1,000 hectares.

Exploration titles are given after presenting an application for an exploration concession and the perfection work done by a registered surveyor. They are good for six years, and before the expiration date have to be changed for an exploitation title. The perfection work has to show the exact location of the claim, surface, and claims around it. The Cinco Minas Property has been legally surveyed or the concessions have been perfected.

Exploitation titles are good for 50 years. They are given after presenting the application for exploitation and the assessment work.

An explorer must submit an environmental impact report to the environmental secretary and also apply for a change of soil use permit before exploration can commence.

Permits that are required before exploration or exploitation can start include the aforementioned environmental impact report and change of soil use report, a land use permit from the surface owners, and where applicable, use of explosives, use of water and use of electricity permits.

The Cinco Minas Property is accessible by either a four lane highway west from Guadalajara, the third largest city in Mexico, or via an older two-lane highway that passes through the town of Tequila on to the community of Magdelana, a distance of about 70 kilometers. From Magdalena the property is accessed by another 5 kilometers of paved road and then another 20 kilometers of good gravel road. Access is adequate in a two-wheel-drive vehicle with good tires. The topography on and around the property is fairly rugged and steeply incised. Elevations on the property range from around 1,100 meters above sea level ("ASL") to 1,500 meters ASL, and the Cinco Minas vein and workings occur at about the 1,300 meter level and somewhat higher to the northwest.

Vegetation is sparse, consisting of thorn bushes, scrub oaks, a type of cedar, cacti and various assorted shrubs and vines. The landscape looks fairly bleak during the dry season between mid-October and mid-June, but it lushes up with the advent of the rainy season during the summer months. The climate is typically arid to semi-arid; temperatures are hot in the summer months and mild in the winter. It is possible to work on the property on a year-round basis, but seasonal rains may inhibit local access occasionally.

There exists hydroelectric power (220 kv) on the site via a power line built in the early part of last century from Guadalajara. This power line serviced the Cinco Minas and Monte El Favor mines. There is water emanating from the main haulage way of the Cinco Minas mine, and streams flow with some water all year, while others only during thewet season. Rio Santiago occurs just a few kilometers to the northeast but at about 1,000 meters elevation. There is an adequate labor source in the community of Cinco Minas and in nearby Hostotipaquillo as well as in the countryside around the property.

HISTORY

The Destajos, Famosa and Trinidad zones (levels) of the Cinco Minas vein were exploited as early as Spanish colonial times in the early 1500's. The next documented record of exploitation in the area was in 1824 when a Coronel Schiaffino had the property. Subsequently, the property was worked by a Mr. Luis Martinez of Guadalajara, but after him the mine was significantly enlarged by the Cinco Minas Mining Company ("CMMC"), owned by Marcus Daly, the co-founder of the Anaconda Copper Company. The exact date when CMMC commenced development of the property is not shown in any literature available. Letters from people working on the neighboring El Aguila Mine are dated at 1911, so CMMC was probably in operation by that time.

CMMC built the road to the mine and town and also brought in a 220 kv power line that is still standing and functional today. CMMC bought the power from the Chapala hydroelectric plant on Lake Chapala, just south of Guadalajara.

The mine operated until 1930 when it was shut down partly due to depleted reserves and the Depression and partly due to civil unrest in Mexico. During its operation, CMMC developed and mined the El Abra zone ore shoot on seventeen levels. The shoot was mined over a distance of about 700 meters vertically and horizontally over 450 meters near the top of the vein and over about 100 meters at the lowest levels.

In 1916, during the visit by the Mexican government engineer, Villafana, CMMC was operating a 300 tonne per day mill. A hand-written memo by an unknown American engineer in 1930 states that the mine was operating at 500 tonnes per day.

After CMMC closed the mine, the mill and equipment was purchased by Henry Wyman and used in the Wyman Copper property, Tepezalan, Aguascalientes.

Around 1930, local Mexicans formed a mining co-operative and exploited the deposit at a reduced scale until 1953, sending their selected ore to custom mills. During this time part of the Cinco Minas vein was mined as an open pit. No recorded mining has been done on the property since that time.

The property was inactive for several years thereafter until Cia. Minera Las Cuevas, S.A. ("MLC") operated an exploration program between 1981 and 1982. Their work included surface and underground mapping, sampling and diamond drilling along an approximately 300 meter segment of the Cinco Minas vein system.

There exists no known historical resource or reserve on the Cinco Minas Property from the previous operators.

REGIONAL AND LOCAL GEOLOGY

The Hostotipaquillo mining district occurs within the approximate intersection of two extensive calc-alkaline molten rock arcs, the older Sierra Madre Occidental volcanic province and the younger Trans-Mexican volcanic arc (or Neo-Volcanic Belt). The Sierra Madre Occidental volcanic province trends northwest along the Pacific margin of Mexico and parallels the western coastline. It extends for approximately 1,700 kilometers from the USA border to the Mexican state of Guerrero. The later east-west trending Trans-Mexican volcanic arc (Eje Neovolcanico) overlaps and partially obscures the southern portion of the Sierra Madre Occidental volcanic province.

The lithologies around Cinco Minas consist of mid-upper Cenozoic volcanics consisting of Miocene age andesite flows and tuffs and breccias, Pliocene rhyolites comprised of lavas and small intrusions and finally Miocene to Pliocene Holocene basalt flows. The rhyolitic stocks are believed to be related to the mineralization found at the Cinco Minas mine.

PROPERTY GEOLOGY

Andesite occurs in various colors and textures. Northwest of the El Aguila mine, near the bottom of the vein and in San Miguel Creek and the mouth of La Calera Creek (location unknown), the andesite is greenish-grey in color and has a very fine texture. It contains abundant quartz phenocrysts, and previous investigators have classified it as a quartz andesite.

At the village of Cinco Minas occur outcroppings of the andesite that form the hanging wall to the Cinco Minas vein. They are reddish-purple, porphyritic and rest atop andesitic tuffs. These andesites have been observed to occur in an open pit exposure at the El Abra workings. Large, post-mineral fault has dragged these volcanics down the dip-slope of the Cinco Minas vein such that they appear to rest conformably on the vein/fault surface.

In the mine, rhyolites are observed overlying andesite in the lower parts of the vein. On the surface, the rhyolites are found principally in outcroppings above the vein and underlie most of the higher hills found to the northeast of it. The rhyolites have various shades of pink and light green and often contain quartz phenocrysts. The latter type was observed along crosscuts connected to the La Formosa level haulage located in the footwall of the Cinco Minas vein.

Two types of tuffs were observed: andesitic and rhyolitic. The former type outcrop in Cinco Minas creek, are light green, fine grained and locally have purplish interbands and show some signs of internal folding. The latter type outcrops in the higher parts of the hillside in the extreme northwest part of the Cinco Minas vein near the San Juan workings. Here they have a pale pink color and contain abundant quartz and biotite phenocrysts and phenocrysts of feldspars that are kaolinized.

Breccias occur above the rhyolite northeast of El Pitayo. They form a series of layers with a northwesterly strike and dip of 32(degree) to the northeast. They consist of angular fragments of red and green volcanics 1 to 5 mm across. The orientation and distribution of clasts suggests a vent source to the west. The matrix is of a rhyolitic origin.

Younger basalts overlay all the units mentioned above. Two types are distinguished: one group occurs below the Cinco Minas vein. They overlay the rhyolite northeast of El Capizayo and have a fine grained texture. Petrographic analysis indicates that it is a porphyritic basalt. Their stratigraphic position suggests that they were deposited early in the volcanic succession and possibly are part of a bimodal suite which includes the rhyolite emissions. The other basalts occur higher up and directly overlay the rhyolite tuffs. They have an amygdaloidal texture and appear to be much younger than the other basalts.

Weathered, unwelded to partially welded tuffs are exposed at low elevations west of the main Cinco Minas vein. These tuffs are poorly exposed on the surface but are better exposed in the hanging wall of the El Troce adit where they occur over about 100 meters ("m") true thickness. What was previously mapped as gouge is in fact a weathered tuff that contained pyrite before oxidation. The tuffs dip gently near the portal of the adit and much more steeply next to the vein (all dipping to the southwest). At least some of the six mappable units within the adit are separated by angular unconformities. However, the steepening of the strata nearer the vein could be due to the drag effect of the normal post-mineral fault. The presence of oxidized pyrite suggests that this unit is pre-mineral.

Tuffs closer to the portal of the adit, containing abundant pumice, are believed to be post-mineral. Outcrop west of the El Aguila section of the vein consists of golden biotite bearing tuffs that appear to overlay alluvium that contains boulders of vein material. Basalt overlies these young tuffs.

EXPLORATION

In November of 2002, based on the historical information and database at hand as well as its own property examinations and findings, the Company commenced a Phase I underground channel sampling program at El Abra around the old mine and along strike to the NW. Phase I of the program started with the rehabilitation of access to the uppermost three levels of the mine (Famosa, Destajos and Trinidad levels), with the work focused on getting access to all of the crosscuts in accessible areas to an initial potential open-pit depth, below surface, of about 150 metres and over a length of over 800 meters.

The cleared areas of the workings were channel sampled using an electric hammer drill. The previous miners had systematically placed crosscuts through the entire width of the vein but only mined the bonanza shoots. Channel samples were taken across 2m intervals where possible and in excess of 15 kg per sample was generally collected for assay. Samples were crushed and split by Chemex Laboratories in Mexico and shipped to Vancouver for assay. It was not always possible to sample the entire width of the prospective hanging-wall due to numerous blockages in the access tunnels and crosscuts. Therefore, due to the difficulty of rehabilitating access to some of the old workings, it was decided to discontinue the underground sampling program and commence a drill program.

Although the number of samples taken was small, the Company was very encouraged by the results obtained as they indicated the potential for finding open-pit type resources within the hanging-wall of the Cinco Minas vein as well as confirming that the old data base was reliable.

In March and April 2003, the Company completed two drill-hole programs (to test the potential tonnage needed for an open-pitable or underground silver-gold resource) consisting of 22 holes in the area of El Abra.

All but one of the 22 holes intersected significant gold/silver mineralization. See Table A, below. The most significant intersections in the Phase I drill program were 21.8 m at 248 g/t Ag and 1.6 g/t Au in hole CMRC20, which also included 3.6 m at 1,099 g/t Ag and 7.0 g/t Au; 12 m at 143 g/t Ag and 2.83 g/t Au in hole CMRC18; 13.2 m at 221 g/t Ag and 1.4 g/t Au, including 3.8 m at 626 g/t Ag and 4.2 g/t Au in hole CMRC 23.

Phase II of the drill program commenced in October/November 2003 and returned very rich silver/gold grade results. Five bonanza silver-gold ore shoots have now been intersected in the El Abra zone within an area of about 400 m along strike and a depth of approximately 120 m below surface that would be well within reach of an open-pit type mining strategy. These results included 18.1 m averaging 845 g/t Ag and 3.2 g/t Au in CMRC30 of which 5.4 m averaged 2,608 g/t Ag and 9 g/t Au; 22.5 m averaging 289 g/t Ag and 1.5 g/t Au in hole CMRC34, including 5.1 m averaging 732 g/t Ag and 3.9 g/t Au. Management believes these holes, in conjunction with the other previous holes, reveal the potential for an open-pit mine on the property and confirm the continuation of mineralization within the El Abra ore shoot for at least 400 m long strike. The mineralization remains open to the northwest and at depth.

The following table shows all results from the drill hole programs at El Abra:

                                     Table A

                                                                                   ESTIMATED
HOLE                                                                                  TRUE
NUMBER                  SECTION             FROM          TO         METRES          WIDTH         GOLD      SILVER
                                            (M)          (M)                          (M)          (G/T)      (G/T)

CMRC36(1)                310W                24           34           10              9.4          1.0         113
CMRC30(1)                310W                32           52           20             18.1          3.2         845
    Including(3)                             34           40            6              5.4          9.0       2,608
CMRC37                   332W                 4           24           20             12.9          1.7         228
    Including(3)                             20           24            4              2.6          2.0         693
CMDD14(1)                350W                24           30.75         4.75           4.3          1.0         118
                                             40           46            6              5.4          1.5         265
CMRC18                   350W                54           66           12             10.9          2.8         143
CMRC32                   350W                82           94           12              6.9          0.2          61
                                             98          104            6              3.4          0.2          62
CMDD15                   389W                11.6         31           19.4           17.6          0.8         118
    Including                                15.55        31           15.45          14.0          0.9         138
    Including                                19.5         31           11.5           10.4          1.1         164
CMRC17(1)                400W                54           60.8          6.8            6.2          1.5         228
                                             64           78           14             12.7          0.6         127
CMRC33                   400W                74           92           18             11.6          1.0         160
                                            102          115           13              8.4          0.4          36


                                                                                   ESTIMATED
HOLE                                                                                  TRUE
NUMBER                  SECTION             FROM          TO         METRES          WIDTH         GOLD      SILVER
                                            (M)          (M)                          (M)          (G/T)      (G/T)

CMRC23                   454W                20           34           14             13.2          1.4         221
    Including(3)                             22           26            4              3.8          4.2         626
CMDD16(1)(2)             450W                21.5         26            4.45           4.2          3.6         473
CMRC19                   450W                48           56            8              7.3          2.0         244
CMRC35(1)                450W                62           86           23.4           17.1          0.6         118
                                             90           94            4              2.9          0.1          31
CMRC20(1)                450W               120          144           24             21.8          1.6         248
    Including(3)                            138          142            4              3.6          7.0       1,099
CMRC27                   500W                14           22            8              7.3          0.4          99
CMRC28                   500W                50           62           12             10.9          0.3          71
CMRC34(1)                500W                70          106           35             22.5          1.5         289
    Including(3)                             74           82            8              5.1          3.9         732
CMRC42(1)                550W               154          164           10              7.7          0.6         120
CMRC38                   600W                58           78           20                      Mine Backfill
CMRC39                   600W               124          134           10              8.2          1.1         143
CMRC40                   700W                84          116           32             26.2          1.0         110
    Including                                84           92            8              6.6          2.1         133
    Including                               100          108            8              6.6          1.4         212
CMRC41                   700W               126          138           12              9.8          1.0         101


(1)  Workings intersected in drill holes.
(2)  Diamond drill check of same interval in CMRC23.
(3)  Drill-intersected bonanza grades

In January 2004, the Company announced that metallurgical test work had been completed from two ore samples from the Cinco Minas area collected across the true width of the vein which averages 12.8 m. A 72-hour leach process at a crush size of -200 mesh gave recovery results of 89% Ag and 88.2% Au and 97.5% Ag and 99% Au. These results indicate that the ore from the Cinco Minas is amenable to conventional agitation leach and Merrill Crowe recovery system, which is widely used in Mexico.

A contract was also granted to Behre Dolbear & Company, Inc. ("Behre Dolbear") to undertake a scoping study on the El Abra resource area and provide a recommendation (The "Behre Dolbear Scoping Study") for future work to advance the project to a full feasibility study. The Behre Dolbear Scoping Study concluded the following main points:

1. A computerized resource calculation, using a rotated block model and a three pass ordinary kriging procedure for silver grade and using a cut-off of 30 g/t silver are as follows:

                           Tonnes                   Ag                    Au
                           (1000)                  (g/t)                 (g/t)

         Indicated          1,040                   184                   1.23
         Inferred             494                   165                   1.17
         Total              1,534                   178                   1.21

         Behre Dolbear recommended that additional drilling was required to fill in blanks in the current 50m section drill pattern.

2. Strip ratios are high for all surface mining cases (a 50 degree pit slope was used), and a geotechnical study is needed to determine if pit slopes can be steepened.

3. The present underground and open-pit resources, as estimated, are insufficient to justify mining, and the Company should focus on exploring for and developing more resources. Behre Dolbear recommended additional exploration in the El Abra to San Juan zone, Cantarannas zone to the northwest and El Abrita u Cerro Colorado zones to the southeast.

4. Additional metallurgical testing based on larger and more representative samples is needed to determine if heap leaching recoveries can be improved and to provide a reliable basis for further investigation into alternatives involving milling with gravity and cyanidation circuits.

The Company believes that gaps in the drill spacing have contributed to an underestimation of the resource and that positive results in the current drilling program should increase the resource estimated by Behre Dolbear. A more detailed topographic survey of the El Abra area is underway to assist in ongoing mining studies.

A sixteen-hole drill program has also commenced to further define and expand the resource estimate provided by the Behre Dolbear Scoping Study. This drill program will bring the drill hole density to a level suitable for a better estimation of mineral resources as well as providing additional data for ongoing mining studies. The Company's budget for the exploration work is US $500,000.

During 2004, the Company staked an additional 10,903 hectares of mining exploration concessions containing extensive zones of alteration and brecciation to the north and WNW of the Cinco Minas Project. These concessions have old silver/gold mine workings. Both areas acquired are contiguous to the original core Cinco Minas Project area.

As of the date of this annual report there are no known reserves on the Cinco Minas Property.

GRAN CABRERA PROPERTIES, MEXICO

On October 23, 2002, the Company and Minera San Jorge entered into a heads of agreement (the "Gran Cabrera HOA") whereby the Company was granted an option to acquire up to a 100% working interest in the Gran Cabrera Properties. The Gran Cabrera Properties are located across the border of two states, Nayarit and Jalisco, Mexico, and cover a group of historically high-grade silver-gold mines.

Under the terms of the Gran Cabrera HOA, the Company may earn an initial 60% working interest by expending US$2.5 million, over three years, on the Gran Cabrera or Cinco Minas properties and issuing an initial 250,000 shares (issued) and a further 500,000 shares over two years. At the Gran Cabrera Properties, the Company has committed to incur minimum expenditures of US$75,000, US$100,000 and US$150,000 over three years. In April 2000, the Company commenced an initial work program, estimated at US $200,000. The Company has the right to purchase the remaining 40% interest in the Gran Cabrera Properties should a development area be identified.

The Gran Cabrera Properties are accessible by either a four lane highway west from Guadalajara or via an older two-lane highway that passes through the towns of Tequila and Magdelana to the community of Hostotipaquillo, a distance of about 105 kms. From Hostotipaquillo the property is accessed by about 25 kms of good gravel road. For the last 5 kms to the prospect areas, from the small community of La Mesa, the road becomes increasingly steeper and is accessed by four wheel drive vehicles only. There are no power supplies in the Gran Cabrera area.

The Gran Cabrera Properties, totaling 3,950 hectares, are centered on three large silver-gold epithermal systems associated with volcanic units northwest of Guadalajara, Mexico. San Jose, Espada-La Deseada, and Las Caridades are groupings of rich, historic, silver-gold mines located in the historic Hostotipaquillo mining district. The Cabrera mega-system contains stockworks, breccia hosted ore bodies, and large vein feeder sub-systems at the intersection of the Sierra Madre and the Trans Mexican Volcanic Arc.

Within the property areas there are more than fifteen significant old precious metals mines that historically produced high grade silver-gold ore periodically over a period of more than 350 years beginning with their discovery by early Spanish Conquistadors. The mines covered include the San Jose, Esperanza, Creston, Espada, Deseada, Paloma, Dura, Esmeralda, Burro, Concordia, Escondida, Banco, Peralta, Caridad, and Victoria mines.

There are four immediate primary target areas within the property areas, Espada-Dura-Deseada- Esmeralda cluster; and the San Jose cluster (with the Velazquez exploration adit driven at a lower level) including the Esperanza and Creston mines, and the Caridad cluster of mines including the Banco, Escondida, Concordia, la Caridad, Victoria, Burro and Paloma Mines, the latter two along the Santiago River; and a fourth area around the Peralta Mine and adjacent areas. All four areas show evidence of Spanish exploration and mining as well as mining efforts conducted by American mining interests into the early part of the 20th Century.

The Espada-Deseada-Dura-Esmeralda ("Espada Mines") cluster of old mine workings represents the west-central part of the Gran Cabrera Mega-shear which is known over a distance of approximately 15 kilometers. According to engineering reports prepared by the American operators in the early 1900's who opened small pits at three of the mines, the Espada ores were the highest grade of gold and silver ores mined in the "Gran Cabrera" district. The mines, which lie within a brecciated, extensive shear zone in volcanics, are open pit targets and a breccia pipe may be represented at Espada. The Dura and Deseada mineralization appears to lie within a large, relatively rich stockwork. Within the prospective area, pervasive alteration by quartz and vuggy silica in veins and stockworks produced very hard, silicified host rocks which could not be economically mined and processed either by the early Spanish miners or by the Americans in the early part of the 20th century. These zones are also immediate exploration targets as modern mining practices can handle this type of ore.

At the San Jose mine, the Velazquez adit is 350 meters in length, and was driven for exploration into the surrounding host rocks trying to cut high grade ore shoots within the larger mega-shears, breccias and stockworks. It remains unknown as to whether low grade mineralization was intersected by these cross cuts simply because no records of sampling of the wall rocks exist and lower grade mineralization would not have been of interest to the miners driving those workings. Also at the San Jose Mine, another adit (the Vida) has been developed for 380 meters and ores were found with grades that can be beneficiated by cyanidation, and ore blocks were developed in the mine estimated to be 100,000 tonnes, with an average grade of 1.5 g/t Au and 500 g/t Ag.

The initial work program on the Gran Cabrera Properties commenced in April 2004 and will consist of data recompilation, geological mapping and verification or extension of earlier channel sampling of vein, stockwork and breccia hosted precious metal mineralization, seeking ore grade mineralization suitable for open-pit mining. Once target areas have been identified drilling will be programmed as soon as practicable. The work program is estimated at US $200,000.

As of the date of this annual report there are no known reserves on the Gran Cabrera Properties.

OTHER PROPERTIES

JIMENEZ PROPERTY, MEXICO

Effective June 18, 2004, the Company entered into an option agreement (the "Jimenez HOA") over the Jimenez de Teul silver-gold property in Mexico (the "Jimenez Property"). The Jimenez Property, totaling 1,795 hectares, is located at the west-central side of Zacatecas state, near the Durango state border, approximately 130 kms due west of Fresnillo.

Under the terms of the Jimenez HOA, the Company has the right to acquire 100% interest in the Jimenez Property from Minera San Jorge S.A. de C.V. ("Minera San Jorge") by assuming Minera San Jorge's obligations to the underlying property owners for a total of US $1.75 million over three years (US $1.026 million in the third year) and issuing a total of 1 million shares to Minera San Jorge, (200,000 on TSXV approval (the "TSX Approval"), 200,000 on the first anniversary of TSXV Approval and 300,000 on the second and third anniversaries of TSXV Approval). The Jimenez HOA also provides for bonus shares once project financing is arranged for commercial production. The bonus is 1 million shares if the resource is in excess of 2 million ounces of gold equivalent and a further 1 million shares if the resource is in excess of 3 million ounces of gold equivalent. The Company has also agreed to pay a NSR royalty of 1% with provision for escalation to 3% on resources in excess of 1 million ounces, depending on the ore grade in the final bankable feasibility study.

The core block of claims at the Jimenez Property cover part of a NW-SE trending structural corridor that appears to be at least 10 kms in length. The corridor separates Cretaceous sedimentary rocks (including limestones) from younger Tertiary volcanic rocks. At the Jimenez, Property alteration within the corridor has been mapped for over 1 km in length, and numerous pits and adits are recorded. The dominant northwest structure is intersected by NE trending structures that have developed mineralized shears, breccias and stockwork zones.

In the core area, the Santa Clara mine follows the northwest structure on a number of levels for about 100 metres. As part of its due diligence procedures, the Company has sampled the main stope and recorded 0.2 g/t Au and 318 g/t Ag over a width of 15.3 metres on the northeast face. Another face, located 20 metres to the southwest, recorded 0.3 g/t Au and 463 g/t Ag over 5.2 metres in width. Historically Santa Clara silver and gold ores have been shipped to a mill 85 kms away at La Parrilla, Durango. About 150 metres to the northwest of the Santa Clara workings, chip sampling on surface recorded 0.1 g/t Au and 58 g/t Ag over 35.1 metres which shows that the structural zone at the Jimenez Property is geochemically anomalous over a large area. There is no record of any prior drilling in the area.

Upon submission and receipt of TSXV Approval, the Company intends to immediately grid the main structural zone of interest centered on the Santa Clara Mine and to undertake a detailed mapping and sampling program followed by appropriate geophysical surveys prior to commencing an initial drill program. The budgeted amount for this program is US $200,000.

TINKA PROPERTY, PERU

On May 31, 2002,  the Company signed a letter of intent ("LOI") with, Mr. Robert
O. Plenge, over the Tinka Prospect, located in southern coastal Peru. Under the terms of the LOI, the Company would earn a 100% interest in the 2 claims (1,800 hectares) by issuing 250,000 common shares of the Company annually, over a three year period for a total of 750,000 shares (250,000 shares issued). On completion of the earn-in, the vendor will retain a 1% net smelter royalty ("NSR") over the project area. The NSR can be acquired at any time by the Company for US$750,000.

On February 19, 2003, the Company entered into a heads of agreement (the "Tinka HOA") with Tinka Resources Ltd. ("Tinka Resources"), a publicly-traded company, of which certain of its directors and officers are also directors of the Company, whereby the Company granted a 70% interest in the option on the Tinka property. Under the option, Tinka Resources has agreed to assume the Company's share issuance obligations through the issuance of a total of 500,000 common shares of Tinka Resources' share capital over three years. Tinka Resources must also fund a total of US$2.5 million in exploration expenditures, including underlying option payments and government taxes, over a three year period. As of the date of this annual report, Tinka Resources has issued 90,000 common shares and incurred approximately $95,000 of expenditures.

The Tinka Prospect is located approximately 300 kilometers south of Lima, Peru and approximately 35 kilometers east of Ica and lies within the well known Peruvian coastal copper belt. Locally to Tinka, the belt contains strata bound replacement copper deposits and volcanic massive sulphide deposits. Further to the south, the belt contains the Toquepala, Cuajone, Quellaveco and Cerro Verde porphyry copper mines.

Although no drilling had previously been undertaken within the Tinka Prospect area, significant surface exploration work programs have been undertaken over a period of 30 years, including road construction, two programs of Induced Polarization ("IP"), geological mapping and a trenching program in which 434 chip samples were taken from the weathered surface profile and analyzed.

The Tinka Prospect area is underlain by rocks of the coastal batholith where a complex suite of intrusive rocks has intruded andesitic to rhyolitic volcanics and sediments. Of economic significance is that the rocks within the claim areas have undergone intense deformation and alteration as evidenced by stockwork fracturing and argillic and quartz-sericite alteration. The results of the IP surveys conducted in 1972 and 1997 defined a very large, continuous IP anomaly extending approximately 3,200 meters north-south by 1,400 meters east-west.

The rock chip samples were collected from trenches and roadcuts within the area of the IP anomaly. A cumulative log probability plot of the copper and gold results indicates that anomalous copper values are those greater than about 750 parts per million ("ppm") (86th percentile) and anomalous gold values are those greater than about 0.250 ppm (97th percentile). This represents 60 and 11 samples, respectively. The samples were analyzed by ITS/Bondar Clegg in Canada.

The IP and geochemical responses from within the area could be indicative of either an underlying massive sulphide deposit (such as the known Raul and Condestable deposits located to the south) or that the area is underlain by a porphyry copper-gold complex.

Tinka Resources conducted a first phase work program in November and December 2003. The program comprised of a ground horizontal loop electromagnetic survey ("HLEM") over the core area of the property, together with an initial follow up drill program.

Tinka Resources reported that the HLEM survey successfully defined six distinct electromagnetic anomalies up to 1 km in length, four of which generally trend NE-SW and parallel to each other. A total of 19.5 line-km of HLEM was completed by VDG del Peru S.A.C., along thirteen parallel N-S grid lines that had been located by use of a high resolution GPS. The intent of the survey was to seek the presence of conductive sulphides within the previously outlined large induced polarization anomaly.
Tinka Resources also completed three reverse circulation drill holes in the area totalling 262 meters. One hole targeted known surface copper mineralization and two holes targeted HLEM anomalies. All three holes intersected a sequence of highly silicified, pyritic volcanics and all three holes intersected anomalous copper values.

Tinka Resources has not provided the Company with its plans for the next phase of exploration on the Tinka Prospect.

As of the date of this annual report, there are no known reserves on the Tinka Prospect.

LOS LOMAS PROPERTIES, PERU

On February 28, 2002, the Company entered into a heads of agreement (the "Los Lomas HOA") covering the 13,100 hectare Los Lomas Properties located in northern Peru. The property is owned by MUSA, a private Peruvian company jointly owned by BHP Billiton Mining and Exploration Peru B.V. and Compaia Minera San Ignacio de Moroacocha S.A. The Company had the option to earn a 70% interest in the properties by spending US$1 million over a four year period.

At MUSA's election, the Company would be also required to issue to MUSA up to 250,000 common shares: 75,000 shares on receipt of TSXV approval (issued), a further 50,000 shares on each of the first two anniversaries and 75,000 on the third anniversary, provided that the Company has not withdrawn from the option agreement. Upon having earned this interest, the Company would give to MUSA the right to back-in for a 70% project interest by funding all subsequent expenditure on the properties until the commencement of commercial production. Alternatively, MUSA could elect to convert its 30% project interest into a 1.5% net smelter return.

Historically, MUSA has conducted within the properties regional soil sampling, mapping, structural interpretation, gravity, magnetic and transient electro-magnetic ("TEM") ground surveys and reconnaissance drilling. A number of significant volcanic massive sulphide indications have been identified by MUSA and others within the Los Lomas properties and include exhalative microcrystalline quartz horizons, disseminated sulphides, stockwork mineralization, barite, gossans and altered volcanics.

The Company intended to undertake a program of follow-up ground gravity on the geological targets defined by a Falcon(TM) airborne gravity survey, as a prerequisite to a reconnaissance drilling campaign, to explore new target areas. As part of the option agreement with MUSA, the Company had committed to drill at least two of these large untested targets. Recent events, including the results of the informal plebiscite held in the community of Tambo Grande regarding the development of another mining company's deposit, have resulted in opposition to mining activity in this area. This impacted on the Company's ability to initiate its proposed drill program at Las Lomas as access to the drill sites was denied by local officials and landowners. As a result, the Company postponed its work program at Los Lomas.

In February 2003, the Company notified MUSA that it had terminated the Los Lomas HOA. Accordingly, the Company wrote off $15,000 of acquisition costs and $82,720 of exploration expenditures in fiscal 2002.

There are no governmental regulations required for the Company to conduct surface exploration activities.

OTHER ASSETS

As at the date of this annual report, the Company does not hold any material assets other than its option and mineral claim interests.

EMPLOYEES

As of the date of this annual report the Company has one full-time employee. The Company's management functions are provided by private companies owned by officers and directors of the Company. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions." In addition, the Company employs a number of consultants to perform specific functions, on an as needed basis.

ORGANIZATIONAL STRUCTURE

The following chart sets forth the names of the significant subsidiaries of the Company, their respective jurisdictions of incorporation and the Company's ownership interests therein as of the date of this annual report. Unless otherwise indicated herein, the term "Company" means collectively the Company and its subsidiaries.

                               ORGANIZATION CHART


                           |-------------------------|
                           |  TUMI RESOURCES LIMITED |
                           |    (British Columbia)   |
                           |------------|------------|
                                        |
                                        |
                                        |
                                        |
         |------------------------------|-----------------------------|
         |                              |                             |
         |                              |                             |
         |                              |                             |
|--------|--------|            |--------|--------|           |--------|--------|
|                 |            |                 |           |                 |
| TMXI Resources  |            | Compania Minera |           |  Tumi Resources |
|  S.A. de C.V.   |            |   Cinco Minas   |           |       S.A.      |
|   (Mexico)      |            |   S.A. de C.V.  |           |      (Peru)     |
|     100%        |            |     (Mexico)    |           |       100%      |
|                 |            |       60%       |           |                 |
|-----------------|            |-----------------|           |-----------------|

SUBSIDIARIES

The Company has three subsidiaries:

COMPANIA MINERA CINCO S.A. DE C.V. ("Compania Cinco Minas")

The Company is a recorded holder of 60% of the issued and outstanding common shares of Compania Cinco Minas, which was incorporated in Mexico on October 15, 2002. The remaining 40% of the issued and outstanding common shares of Compania Cinco Minas are held by Minera San Jorge S.A. ("Minera San Jorge") de C.V., the optionor of the Cinco Minas Property and Gran Cabrera Properties. This 40% interest is held in trust by Minera San Jorge on behalf of the Company until the Company has earned its 60% option on either the Cinco Minas Property or Gran
Cabrera Properties, as described in "Item 4. Information on the Company - Principal Properties".

TMXI RESOURCES S.A. DE C.V. ("TMXI")

The Company owns 100% of TMXI which was incorporated in Mexico on October 15, 2002. TMXI was set up to pursue the Company's mining business activities in Mexico, outside of its activities in Compania Cinco Minas.

TUMI RESOURCES S.A. ("Tumi Peru")

The Company owns 100% of Tumi Peru which was incorporated in Peru on July 8, 2002. Tumi Peru was set up to pursue the Company's mining activities in Peru.

PRINCIPAL OFFICES

The Company's corporate office is located at Suite #1305, 1090 West Georgia Street, Vancouver, British Columbia, Canada. The corporate office facility is provided on a month-to-month basis by Chase Management Ltd. ("Chase") as part of its agreement with the Company. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."


ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS.
--------------------------------------------------------------------------------

The following discussion of the results of operations of the Company for the fiscal years ended December 31, 2003, 2002, and 2001 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.

The Company's consolidated financial statements are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP except for the differences referred to in Note 11 of the consolidated financial statements of the Company included herein. The noon rate of exchange on June 15, 2004, reported by the United States Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars was CDN$0.7300 (US$1.3699 = CDN$1.00). The effects of inflation and price changes have not had a material impact on the Company's income or net sales revenues during the past three years.

OVERVIEW

The Company was incorporated without significant cash, assets or operations. Through the TSXV's policy relating to CPCs, the Company conducted an IPO in June 2000 and obtained a listing on the TSXV. With the completion of the agreement to earn an interest in the Los Lomas Properties, the Company qualified for regular listing as a Tier 2 company on the TSXV.

Since its completion of the Qualifying Transaction, the Company has been exclusively a natural resource company engaged in the business of exploration for metals and minerals. At this stage of development, the Company has no producing properties and, consequently, has no current operating income or cash flow. The Company has not yet determined whether its properties contain ore reserves that are economically recoverable. As a result, the Company is considered an exploration stage company.

The Company is actively reviewing additional resource properties at various stages of development and may make additional acquisitions through options, purchases or joint ventures. If so, significant additional financing may be required, and there is no assurance that funds would be available on terms acceptable to the Company or at all.

The Company expects its properties will be moved toward determining individual viability over the next two to three years. There is no assurance that any property will prove to be mineable or, that if such a determination is made, that the Company will be able to secure financing for capital costs.

Nearly all of the Company's activities are directed to such exploration and future development programs. Yearly variations in individual property expenditures generally reflect increases or decreases in specific exploration and development costs based on previous results and the Company's decisions regarding the allocation of exploration expenditures between properties.

The Company is presently exploring its properties for sufficient reserves to justify production. None of its properties are yet in production and, consequently, the properties do not produce any revenue. As a result there is little variation expected in operating results from year to year and little is to be expected until such time, if any, as a production decision is made on one of its properties. The Company's level of exploration expenditures is dependent upon exploration results and the Company's ability to maintain sufficient financial resources.

The Company derives interest income on its bank deposits and other short-term deposits, which depend on the Company's ability to raise funds. Of most significance would be further cash received from issuance of shares to fund ongoing operations.

Through the exploration process, management periodically reviews results, both internally and externally, through mining related professionals. Decisions to abandon, reduce or expand exploration efforts are based upon many factors including general and specific assessments of mineral deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labor and capital costs. Geological and/or economic circumstances render each property unique. Consequently, it is not possible to have any predetermined hold period.

Costs incurred for general exploration that do not result in the acquisition of mineral properties with ongoing exploration or developmental potential are charged to operations. Exploration costs relating to the Company's properties are capitalized as mineral properties and deferred costs. Should the Company abandon a property or project, the related deferred costs will be charged to operations.

The recoverability of amounts shown for mineral properties and deferred costs is dependent upon the discovery of economially recoverable reserves, completion of positive feasibility studies, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development and future profitable production, or from the disposition of such properties.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2003

During fiscal 2003, the Company reported a loss of $760,404 ($0.09 per share), an increase of $506,647, compared to a loss of $253,757 ($0.09 per share) in fiscal 2002. A significant portion of the increase in loss in fiscal 2003 is attributed to the Company's application of the fair value method of accounting for stock options granted to its employees and directors. As permitted, the Company has elected prospective application, effective January 1, 2003. Previously, options granted to the Company's directors and employees were only disclosed on a pro-forma basis in the notes to the Company's consolidated financial statements. During fiscal 2003, the Company recorded a non-cash compensation expense of $262,995 relating to stock options granted to the Company's employees, directors and consultants. In fiscal 2002, the Company recorded an expense of $20,212 for stock options granted to its consultants and disclosed a pro- forma charge of $38,942 for stock options granted to its directors and employees. Had the Company applied retroactive treatment it would have recorded an expense of $59,154 for fiscal 2002.

Excluding the stock-based compensation, general and administrative expenses of $461,725 were reported in 2003, an increase of $322,143 from $139,582 in 2002.
In general, costs increased in fiscal 2003 due to the increase in corporate activities and Company funding. Accounting and administrative expenses incurred with Chase increased in 2003 by $19,015, from $20,380 in 2002 to $39,395 in 2003, due to increased levels of accounting with the overall increase in corporate and exploration activities, increased regulatory reporting and reporting obligations as a result of the filing of the Company's Form 20-F registration statement with the US Securities and Exchange Commission. Audit and legal fees also increased substantially due to the preparation of the Company's Form 20-F registration statement. Consulting fees, office expenses and travel expenses increased in 2003 due to costs associated with increasing the Company's market awareness and corporate development. During this period, the Company participated in a number of trade conferences and management also traveled to Europe to meet with institutional investors. In fiscal 2002, the Company paid its President a total of $16,000 for his services. Effective January 1, 2003, the President's salary was increased to $5,000 per month. A total of $60,000 was paid in 2003. The Company also incurred $7,500 for consulting services provided during fiscal 2003 by a corporation owned by a director of the Company. During fiscal 2003, the Company paid $31,085 for fiscal advisory services provided. The Company records foreign exchange gains or losses on the settlement of accounts payable denominated in foreign currencies and on the unrealized gains or losses on the translation of foreign currencies held. During fiscal 2003, the Company recorded a foreign exchange loss of $39,985 compared to a loss of $1,702 in fiscal 2002.

In January 2003, the Company engaged a consultant to provide investor relations activities on behalf of the Company. The consultant was paid a monthly amount of $2,000. A total of $24,000 was paid in fiscal 2003. No payments were made in fiscal 2002.

During fiscal 2003, the Company reported $4,301 interest income compared to $5,459 in fiscal 2002. The interest income was generated from short-term funds held.

During fiscal 2003, the Company spent $795,954 cash on acquisition costs and exploration activities on its mineral property interests. The Company also issued common shares, at a recorded amount of $136,000, for option payments. In total, the Company incurred $919,456 on Cinco Minas and $12,498 on Gran Cabrera. During fiscal 2002, the Company incurred a total of $730,703, of which $376,985 related to Cinco Minas, $163,434 on Gran Cabrera, $92,564 on Tinka and $97,720 on Las Lomas. During fiscal 2002, the Company wrote-off the Las Lomas Property and terminated the option agreement. No such write-off or abandonment occurred in fiscal 2003.

Due to improved market conditions during fiscal 2003, the Company was able to conduct a number of private placement financings in which the Company raised $3,467,063, net of $348,937 of share issue costs, on the issuances of 5,442,500 common shares. In addition, the Company received a further $586,991 on the exercises of stock options and warrants. During fiscal 2002, a total of $700,643 was raised through private placements and exercises of stock options and warrants.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

During fiscal 2002, the Company completed its Qualifying Transaction and commenced exploration activities on its mineral properties. Accordingly the Company experienced a significant increase in activities and, in fiscal 2002, reported a loss of $253,757 ($0.09 per share) compared to a loss of $10,199 ($0.01 per share) in fiscal 2001.

At this stage of its development, the Company has no source of operating revenues. Interest income is derived solely from cash and cash equivalents held by the Company. During fiscal 2002, the Company reported interest income of $5,459 compared to $12,676 in fiscal 2001, due to lower levels of cash and cash equivalents held throughout fiscal 2002 compared to fiscal 2001.

Excluding the stock-based compensation, general and administrative expenses of $139,582 was reported in fiscal 2002, an increase of $116,707 from $22,875 in fiscal 2001. Many of the Company's costs increased due to increased accounting, consulting, legal, regulatory and other costs associated with the Company's transition from that of a capital pool company to a junior mineral exploration company. During fiscal 2002, the Company also commenced the monthly payment of $2,000 to the President of the Company. During 2002, $16,000 was paid, of which $10,500 was expensed and $5,500 was capitalized to mineral property costs. Ongoing review of prospective property acquisitions also attributed to increased costs in fiscal 2002. During fiscal 2002, the Company adopted, on a prospective basis, the new CICA recommendations on accounting for stock options. The Company recorded a non-cash charge of $20,212 relating to options granted to consultants. In addition, as allowed by the CICA recommendations, the Company has disclosed, on a pro-forma basis, a further amount of $38,942 relating to the fair value of stock options granted to its employees and directors.

Since its reorganization in May 2002, the Company has negotiated a number of option agreements to earn various interests in mineral properties in Mexico and Peru. During fiscal 2002, the Company incurred $528,203 on mineral property payments and exploration expenditures. In addition, the Company issued 675,000 common shares, with a value of $202,500, pursuant to mineral property option agreements. During fiscal 2002, the Company wrote-off $97,720 in mineral property costs relating to its abandonment of the Los Lomas option agreement.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2003, the Company had working capital of $3,206,451. Subsequent to December 31, 2003, the Company received a further $664,602 from the exercises of stock options and warrants. The Company believes that it currently has sufficient financial resources to undertake by itself all of its anticipated exploration activities and ongoing level of corporate activities for the ensuing year. However, exploration activities may change due to ongoing results and recommendations or the Company may acquire additional mineral properties, which may entail significant funding or exploration commitments. In the event that the occasion arises, the Company may be required to obtain additional financing. The Company has relied solely on equity financing to raise the requisite financial resources. While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financings should the need arise.

As of the date of the annual report, the Company has budgeted US $500,000 for further exploration work on the Cinco Minas Property, US $200,000 on the Gran Cabrera Properties and US $200,000 on the Jimenez Property. The Company also anticipates spending approximately $700,000 during fiscal 2004 for administrative and other operating expenditures.

The Company does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

There are no material commitments for capital expenditures during fiscal 2004.

TREND INFORMATION

The Company is not aware of any trends which might affect its financial results or business.

RESEARCH AND DEVELOPMENT

During  fiscal  2003,  the  Company  incurred   $239,119  for  mineral  property
acquisition costs and $692,835 for exploration costs on its mineral property interests. During fiscal 2002, the Company incurred $463,325 for mineral property acquisition costs and $267,378 for exploration costs. No mineral property acquisitions or exploration expenditures were made in fiscal 2001.

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

CONTRACTUAL OBLIGATIONS

The Company does not have any contractual obligations. The Company has entered into option agreements to earn various interests in mineral properties through payments and expenditures. These agreements are described in "Item 4. Information on the Company - Principal Properties and Other Properties". The Company may, at any time, elect to terminate the agreements.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.
--------------------------------------------------------------------------------

DIRECTORS AND SENIOR MANAGEMENT

The names, positions held with the Company and terms of office of each director and officer of the Company as of the date of this annual report, are as follows:

NAME                        POSITION WITH THE COMPANY    TERM OF OFFICE
                                                         (For Each Office Held)

DAVID HENSTRIDGE(1)         President                    January 2000 to present
                            Director                     January 2000 to present

NICK DEMARE(1)              Director                     January 2000 to present

HARVEY LIM(1)               Director                     January 2000 to present

MARIANA BERMUDEZ            Corporate Secretary          January 2000 to present

(1)  Member of the Audit Committee.

Each officer's and director's term of office shall expire at the Company's next annual general meeting. The Company does not have an executive committee or a compensation committee. The Company's audit committee is responsible for reviewing the Company's financial statements before they are approved by the Company's directors.

There are no family relationships between any directors or executive officers of the Company. To the best of the Company's knowledge, there are no arrangements or understandings with major shareholders, customers, suppliers, or others, pursuant to which any of the Company's officers or directors was selected as an officer or director of the Company.

Set forth below are brief descriptions of recent employment and business experience of the Company's officers and directors.

David Henstridge (Age 55), President and Director

David Henstridge graduated from Adelaide University, Australia, in 1971, with an Honors Degree in geology. Mr. Henstridge is a fellow of the Australian Institute of Mining and Metallurgy and a member of the Australian Institute of Geoscientists and the Geological Society of Australia. From 1971 to 1987, Mr. Henstridge held various positions with Central Pacific Minerals N.L. and managed numerous advanced exploration projects throughout Australia, Europe and the United States. Since 1987, Mr. Henstridge has worked for, and consulted to, several companies on advanced exploration and feasibility projects in Australia, Papua New Guinea, Fiji, China and North and South America. From 1993 to 2001, Mr. Henstridge held the position of president and CEO of Peruvian Gold Limited ("Peruvian"). Since 1999, Mr. Henstridge has been a director of Argosy Minerals Inc. ("Argosy"). In addition, since November 2001, Mr. Henstridge has also held the position as Chairman of Argosy. Mr. Henstridge has co-authored 15 geological publications. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

Nick DeMare (Age 49), Director

Mr. DeMare holds a Bachelor of Commerce degree from the University of British Columbia and is a member in good standing of the Institute of Chartered Accountants of British Columbia. Since May, 1991, Mr. DeMare has been the President of Chase Management Ltd., a private company which provides a broad range of administrative, management and financial services to private and public companies engaged in mineral exploration and development, gold and silver production, oil and gas exploration and production and venture capital. Mr. DeMare indirectly owns 100% of Chase. Mr. DeMare currently serves as an officer and director of other public reporting companies. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

Harvey Lim (Age 45), Director

Mr. Lim holds a Bachelor of Commerce degree from the University of British Columbia and is a member in good standing of the Institute of Chartered Accountants of British Columbia. Mr. Lim was employed by Coopers & Lybrand (now PricewaterhouseCoopers LLP) from 1981 to 1988. From 1988 to 1991, Mr. Lim was employed as controller with Ingot Management Ltd. Since 1991, Mr. Lim has been employed by Chase Management Ltd. as controller. Mr. Lim currently serves as an officer and director of other public reporting companies. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

Mariana Bermudez (Age 28), Corporate Secretary

From 1994 to 2001, Mariana Bermudez was the Executive Assistant to the CEO of Peruvian. From March 2001 to September 2001, Ms. Bermudez was employed as a legal assistant at Morton & Company. From October 2001 to December 2003 she was employed as a legal secretary with Farris Vaughan Wills and Murphy. Since January 2004, Ms. Bermudez has been employed by the Company. Ms. Bermudez attended Capilano College from 1992 to 1994 where she obtained an Administrative Assistant Certificate and has taken various courses related to the Securities Industry.

COMPENSATION

During the fiscal year ended December 31, 2003, the former and current directors and officers of the Company, as a group, had received or charged the Company a total of $107,895 for services rendered by the directors and officers or companies owned by the individuals.

The Company is required, under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to its directors and officers. The following fairly reflects all material information regarding compensation paid by the Company to its directors and officers, which information has been disclosed to the Company's shareholders in accordance with applicable Canadian law.

"Named Executive Officers" means the Chief Executive Officer ("CEO") of the Company, regardless of the amount of compensation of that individual, and each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to $100,000 or more. In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent fiscal year was $100,000 whether or not they are an executive officer at the end of the fiscal year.

During the fiscal  year ended  December  31,  2003,  the  Company  had one Named
Executive Officer, David Henstridge. The following table sets forth the compensation awarded, paid to or earned by the Named Executive Officer during the financial years ended December 31, 2003, 2002 and 2001:

                                                                        LONG-TERM
                                           ANNUAL COMPENSATION         COMPENSATION
                                         -----------------------     ----------------
                                                                         NUMBER OF          ALL OTHER
NAME AND                 YEAR ENDED       SALARY          BONUS         SECURITIES(1)      COMPENSATION
PRINCIPAL POSITION       DECEMBER 31         ($)            ($)         UNDER OPTIONS           ($)
------------------       -----------      ----------------------     ----------------      ------------

David Henstridge            2003          60,000(2)         Nil            690,000              Nil
President                   2002           16,000           Nil            251,400              Nil
                            2001             Nil            Nil             35,000              Nil

NOTES:
(1) Figures represent options granted during a particular year; see "Aggregate Option" table for the aggregate number of options outstanding at year end.
(2)  $34,000 was outstanding as at December 31, 2003.

LONG TERM INCENTIVE PLAN AWARDS

The Company does not have any long term incentive plan awards ("LTIP") defined as "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's shares but does not include option or SAR plans or plans for compensation through restricted shares or units."

OPTION/STOCK APPRECIATION RIGHT ("SAR") GRANTS AND REPRICINGS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

The following table sets forth stock options granted by the Company during the financial year ended December 31, 2003 to the Named Executive Officer of the
Company:


                                                                             MARKET VALUE OF
                     SECURITIES         % OF TOTAL                              SECURITIES
                    UNDER OPTIONS     OPTIONS GRANTED      EXERCISE OR      UNDERLYING OPTIONS
                       GRANTED          IN FINANCIAL       BASE PRICE        ON DATE OF GRANT
NAME                     (#)              YEAR(1)       ($/SECURITY)(2)(3)     ($/SECURITY)       EXPIRATION DATE

David Henstridge        69,000              15.7%             1.00                 1.23              Jan. 14/06

NOTES:
(1)  Percentage  of all  options  granted  during the  financial  year.
(2) The exercise price of stock options was set according to the rules of the TSXV.
(3) On September 25, 2003, the Company repriced stock options granted to the Named Executive Officer to purchase 69,000 common shares of the Company, from $1.00 per share to $0.57 per share. The market value of the common shares on the date of the repricing was $0.70.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

The following table sets forth details of all exercises of stock options during the financial year ended December 31, 2003 by the Named Executive Officer, and the financial year end value of unexercised options on an aggregated basis:


                                                                                   VALUE OF UNEXERCISED IN
                                                        UNEXERCISED OPTIONS AT      THE MONEY OPTIONS AT
                    SECURITIES                           FINANCIAL YEAR END(3)       FINANCIAL YEAR END
                    ACQUIRED ON     AGGREGATE VALUE              (#)                     ($)(3)(4)
                    EXERCISE(1)        REALIZED(2)          EXERCISABLE/                EXERCISABLE/
 NAME                   (#)               ($)              UNEXERCISABLE                UNEXERCISABLE

David Henstridge      62,000            57,660                258,400/Nil                 246,874/Nil


NOTES:
(1) Number of common shares of the Company acquired on the exercise of stock options.
(2) Calculated using the closing price of common shares of the Company on the TSXV.
(3) As freestanding SARs have not been granted, the number of shares relate solely to stock options.
(4) Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSXV on December 31, 2003 of $1.38 per share, less the exercise price of in-the-money stock options.

TERMINATION OF EMPLOYMENT OR CHANGE OF CONTROL

Other than as described in the Summary Compensation Table, the Company has no plans or arrangements with respect to remuneration received or that may be received by the Named Executive Officers during the Company's most recently completed financial year or current financial year in view of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

DIRECTOR COMPENSATION

CASH COMPENSATION

The Company does not compensate its directors in their capacities as such, although directors of the Company are reimbursed for their expenses incurred in connection with their services as directors. The Company has, however, incurred $40,395 for administrative, secretarial, accounting and bookkeeping services provided by personnel at Chase, a private company owned by Nick DeMare, a director of the Company. As at December 31, 2003, $6,904 remained unpaid. In addition, during fiscal 2003, the Company incurred $7,500 for consulting services provided by DNG Capital Corp., a private company owned by Mr. DeMare. As at December 31, 2003, the $7,500 remained unpaid.

NON-CASH COMPENSATION

The following table sets forth stock options granted by the Company during the financial year ended December 31, 2003 to the directors who are not the Named Executive Officer of the Company:


                                                                                    MARKET VALUE OF
                             SECURITIES         % OF TOTAL                            SECURITIES
                           UNDER OPTIONS     OPTIONS GRANTED     EXERCISE OR      UNDERLYING OPTIONS
                              GRANTED          IN FINANCIAL       BASE PRICE       ON DATE OF GRANT
NAME                            (#)              YEAR(1)       ($/SECURITY)(2)(3)    ($/SECURITY)         EXPIRATION DATE

Directors as a group          100,000             22.7%              1.00                1.23                Jan. 14/06
who are not Named
Executive Officers

NOTES:
(1)  Percentage  of all  options  granted  during the  financial  year.
(2) The exercise price of stock options was set according to the rules of the TSXV.
(3) On September 25, 2003, the Company repriced stock options granted to directors who are not the Named Executive Officer to purchase 100,000 common shares of the Company, from $1.00 per share to $0.57 per share. The market value of the common shares on the date of the repricing was $0.70.

The following table sets forth details of all exercises of stock options during the financial year ended December 31, 2003 by the directors who are not the Named Executive Officer, and the financial year end value of unexercised options:


                                                                                        VALUE OF UNEXERCISED IN
                                                             UNEXERCISED OPTIONS AT      THE MONEY OPTIONS AT
                         SECURITIES                           FINANCIAL YEAR END(3)       FINANCIAL YEAR END
                         ACQUIRED ON     AGGREGATE VALUE              (#)                     ($)(3)(4)
                         EXERCISE(1)        REALIZED(2)          EXERCISABLE/                EXERCISABLE/
NAME                         (#)               ($)              UNEXERCISABLE                UNEXERCISABLE

Directors as a group       90,000            83,7000               234,400/Nil                228,140/Nil
who are not Named
Executive Officers


NOTES:
(1) Number of common shares of the Company acquired on the exercise of stock options.
(2) Calculated using the closing price of common shares of the Company on the TSXV.
(3) As freestanding SARs have not been granted, the number of shares relate solely to stock options.
(4) Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSXV on December 31, 2003 of $1.38 per share, less the exercise price of in-the-money stock options.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS OF THE COMPANY

No director or senior officer of the Company, is or has been indebted to the Company or any of its subsidiaries at any time during the Company's last completed financial year, other than routine indebtedness.

EMPLOYMENT AGREEMENTS

The Company has no formal management contract with any of its officers or directors. Commencing May 1, 2002, the Company paid Mr. David Henstridge a monthly amount of $2,000 for his services as President and CEO of the Company. Effective January 1, 2003, the monthly amount was increased to $5,000. The amount is a minimum monthly amount and may be increased as Mr. Henstridge devotes more of his time to the activities of the Company. Chase, a private company owned by Nick DeMare, also charges the Company for services. See "Item
7. Majority Shareholders and Related Party Transactions - Related Party Transactions".

There are no service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment of any director of the Company.

BOARD PRACTICES

AUDIT COMMITTEE

The Company's Audit Committee must be comprised of at least three directors, the majority of whom are not employees, control persons or members of management of the Company or any of its associates or affiliates. The board of directors of the Company, after each annual shareholders' meeting must appoint or re-appoint an audit committee. As of the date of this annual report, the members of the audit committee were Messrs. Henstridge, DeMare and Lim.

The Audit Committee must review the interim and annual financial statements of the Company before they are approved by the Board of Directors of the Company. The Board of Directors of the Company must review, and if considered appropriate, approve the annual financial statements of the Company before presentation to the shareholders of the Company.

REMUNERATION COMMITTEE

The Company does not have a separate Remuneration Committee.

TERMINATION OF EMPLOYMENT OR CHANGE OF CONTROL

Other than as described in the Summary Compensation Table and above, the Company has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officer in the Company's most recently completed financial year or current financial year in view of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

The Company and its subsidiaries do not have any contracts with the directors of the Company (or any entities controlled by the directors of the Company) providing for benefits upon termination of employment.

EMPLOYEES

During the years ended December 31, 2003, 2002 and 2001, the Company had no full-time or part-time employees in the area of management and administration. Corporate accounting, management and administration are provided, in part, by Chase, a company owned by Mr. Nick DeMare. Chase provides its services to a number of public and private companies and currently employs six full-time employees, including Mr. Lim (excluding Mr. DeMare). Mr. Henstridge provides his services as the President of the Company. The Company also retains consultants to handle specific projects on a case by case basis. In the event the Company needs to employ personnel, it will need to recruit qualified personnel to staff its operations. The Company believes that such personnel currently are available at reasonable salaries and wages in the geographic areas in which the Company and its subsidiaries operate. There can be no assurance, however, that such personnel will be available in the future. Exploration activities are conducted by consultants, laborers and technicians hired for the duration of the exploration program.

SHARE OWNERSHIP

The following table sets forth certain information regarding ownership of the Company's shares by the Company's officers and directors as of May 31, 2004.

                                                   SHARES AND RIGHTS
                                                     BENEFICIALLY
                                                        OWNED OR      PERCENT OF
TITLE OF CLASS    NAME AND ADDRESS OF OWNER           CONTROLLED(1)    CLASS (1)

Common Stock      David Henstridge                     1,711,200(2)     10.16%
                  Victoria,
                  Australia

Common Stock      Nick DeMare                          1,142,125(3)      6.86%
                  Burnaby, British Columbia,
                  Canada

Common Stock      Harvey Lim                             194,200(4)      1.86%
                  Burnaby, British Columbia,
                  Canada

Common Stock      Mariana Bermudez                        64,000(5)      0.39%
                  Vancouver, British Columbia,
                  Canada
NOTES:
(1) Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from May 31, 2004, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 16,292,620 shares of common stock outstanding as of May 31, 2004.
(2) Includes 1,154,800 common shares held, options to acquire 358,400 common shares and warrants to acquire 198,000 common shares.
(3) Includes 643,575 common shares held by Mr. DeMare directly and 132,550 common shares held by DNG Capital Corp. ("DNG"), a private company wholly-owned by Mr. DeMare. Also includes options to acquire 166,000 common shares held by Mr. DeMare directly and warrants to acquire 200,000 common shares held by DNG.
(4) Includes 59,200 common shares held, options to acquire 115,000 common shares and warrants to acquire 20,000 common shares.
(5) Includes 14,000 common shares held and options to acquire 50,000 common shares.

STOCK OPTION PLAN

The Company has a rolling stock option plan (the "Plan"), which makes a total of 10% of the issued and outstanding shares of the Company available for issuance thereunder. The Company's Plan is approved annually by the shareholders. In accordance with the policies of the TSXV, a rolling plan, which is the type of plan the Company has adopted, requires the approval of the shareholders of the Company on an annual basis.

The purpose of the Plan is to provide the Company with a share related mechanism to enable the Company to attract, retain and motivate qualified directors, officers, employees and other service providers, to reward directors, officers, employees and other service providers for their contribution toward the long term goals of the Company and to enable and encourage such individuals to acquire shares of the Company as long term investments.

The Plan provides that it is solely within the discretion of the Board to determine who should receive options and in what amounts. The Board of Directors may issue a majority of the options to insiders of the Company. However, the Plan provides that in no case will the Plan or any existing share compensation arrangement of the Company result, at any time, in the issuance to any option holder, within a one year period, of a number of shares exceeding 5% of the Company's issued and outstanding share capital.

The following information is intended to be a brief description of the Plan:

1. The maximum number of common shares that may be issued upon exercise of stock options granted under the Plan will be that number of shares which is 10% of the issued and outstanding shares of the Company. Any outstanding options will form a part of the foregoing 10%. The exercise price of the stock options, as determined by the Board of Directors in its sole discretion, shall not be less than the closing price of the Company's shares traded through the facilities of the TSXV on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the TSXV or, if the shares are no longer listed for trading on the TSXV, then such other exchange or quotation system on which the shares are listed and quoted for trading.

2. The Board of Directors will not grant options to any one person which will, when exercised, exceed 5% of the issued and outstanding shares of the Company.

3. Upon expiry of the option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Plan. All options granted under the Plan may not have an expiry date exceeding five years from the date on which the Board of Directors grant and announce the granting of the option.

4. If the option holder ceases to be a director of the Company or ceases to be employed by the Company (other than by reason of death), as the case may be, then the option granted shall expire on the 90th day following the date that the option holder ceases to be a director or ceases to be employed by the Company, subject to the terms and conditions set out in the Plan.

The Plan may be administered by the Company's secretary or such other senior officer or employee as may be designated by the Board of Directors from time to time. Upon the approval of the Plan by the Company's shareholders, shareholder approval will not be required or sought on a case-by-case basis for the purpose of the granting of options to and the exercise of options by employees of the Company regularly employed on a full-time or part-time basis, directors of the Company and persons who perform services for the Company on an ongoing basis or who have provided, or are expected to provide, services of value to the Company.

As of May 31, 2004, an aggregate of 970,400 incentive stock options to purchase shares of the Company's common stock remain outstanding to the following persons:

                         NATURE            NO. OF     EXERCISE
OPTIONEE               OF OPTION          OPTIONS    PRICE/SHARE     EXPIRY DATE
                                                          $

David Henstridge       Director           100,000        0.23         Jul. 15/05
Nick DeMare            Director            41,000        0.23         Jul. 15/05
Harvey Lim             Director            30,000        0.23         Jul. 15/05
David Henstridge       Director            59,400        0.52         Dec. 05/05
John Nebocat           Consultant          30,000        0.55         Dec. 19/05
George V Barnett       Consultant          40,000        0.55         Dec. 19/05
David Henstridge       Director            30,000        0.55         Dec. 19/05
Nick DeMare            Director            20,000        0.55         Dec. 19/05
Harvey Lim             Director            10,000        0.55         Dec. 19/05
David Henstridge       Director            69,000        0.57         Jan. 14/06
Nick DeMare            Director            65,000        0.57         Jan. 14/06
Harvey Lim             Director            35,000        0.57         Jan. 14/06
Joseph Abbinante       Consultant          10,000        0.57         Jan. 14/06
Linda Liu              Consultant           7,000        0.57         Jan. 14/06
Rosanna Wong           Consultant           7,000        0.57         Jan. 14/06
Arabella Smith         Consultant           7,000        0.57         Jan. 14/06
Betty Moody            Consultant           5,000        0.57         Jan. 14/06

                         NATURE            NO. OF     EXERCISE
OPTIONEE               OF OPTION          OPTIONS    PRICE/SHARE     EXPIRY DATE
                                                          $

David Hnestridge       Director           100,000        1.16         Jan. 19/07
Nick Nicholas          Consultant          50,000        1.16         Jan. 19/07
Mariana Bermudez       Employee            50,000        1.16         Jan. 19/07
George Barnett         Consultant          50,000        1.16         Jan. 19/07
Harvey Lim             Director            40,000        1.16         Jan. 19/07
Nick DeMare            Director            40,000        1.16         Jan. 19/07
Andrew Carter          Consultant          25,000        1.16         Jan. 19/07
Gilyard Leathley       Consultant          50,000        1.14         Jan. 30/07
                                          -------
TOTAL:                                    970,400
                                          =======

As of May 31, 2004, the directors and officers of the Company, as a group (4 persons), held options to purchase 689,400 shares of the Company's common stock.

WARRANTS

As of May 31, 2004, there were non-transferable common share purchase warrants exercisable for the purchase of 5,142,080 common shares, which expire at various times until June 23, 2005 and may be exercised at various prices ranging from $0.40 per share to $1.35 per share, as follows:

COMMON SHARES ISSUABLE               EXERCISE
ON EXERCISE OF WARRANTS             PRICE/SHARE                EXPIRY
                                         $

       280,000                          0.40             Oct. 15/04
       200,000                          0.40             Dec. 13/04
       518,000                          1.15             Mar. 4/05
       395,330                          0.45             Aug. 19/04
     3,748,750                      1.00 / 1.35          Dec. 23/04 / Jun. 23/05
     ---------
     5,142,080
     =========

As of May 31, 2004, the directors and officers of the Company, as a group (4 persons), held warrants to purchase 418,000 shares of the Company's common stock.

There are no assurances that the option or warrants described above will be exercised in whole or in part.


ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
--------------------------------------------------------------------------------

PRINCIPAL HOLDERS OF VOTING SECURITIES

To the best of the Company's knowledge, it is not directly or indirectly owned or controlled by another corporation or by any foreign government. The following table sets forth certain information regarding ownership of the Company's shares by all persons who own five percent (5%) or more of the Company's outstanding shares, as of May 31, 2004.

                                                   SHARES AND RIGHTS
                                                     BENEFICIALLY
                                                        OWNED OR      PERCENT OF
TITLE OF CLASS    NAME AND ADDRESS OF OWNER           CONTROLLED(1)    CLASS (1)

Common Stock      David Henstridge                     1,711,200(2)     10.16%
                  Victoria, Australia

Common Stock      Nick DeMare                          1,142,125(3)      6.86%
                  Burnaby, British Columbia
                  Canada

NOTES:
(1) Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from May 31, 2004, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 16,292,620 shares of common stock outstanding as of May 31, 2004.
(2) Includes 1,154,800 common shares held, options to acquire 358,400 common shares and warrants to acquire 198,000 common shares.
(3) Includes 643,575 common shares held by Mr. DeMare directly and 132,550 common shares held by DNG Capital Corp. ("DNG"), a private company wholly-owned by Mr. DeMare. Also includes options to acquire 166,000 common shares held by Mr. DeMare directly and warrants to acquire 200,000 common shares held by DNG.

None of the Company's principal shareholders have different voting rights than any of the Company's other common shareholders.

ESCROW SHARES

Pursuant to the CPC Policy, all common shares which were issued prior to completion of a qualifying transaction and were beneficially owned, directly or indirectly, by a related party (a person who was a related party prior to the completion of the Qualifying Transaction) are required to be held in escrow, including common shares acquired by a related party prior to the Company's IPO and common shares acquired by a related party pursuant to the Company's IPO. The shares held in escrow may be voted by the owner of the shares. Any common shares acquired in the secondary market prior to the Qualifying Transaction by a control person of the Company, will also be held in escrow. Any common shares acquired by any person prior to the offering at less than the initial public offering price must also be held in escrow. Release of the common shares from escrow is subject to completion by the Company of a Qualifying Transaction.

The Company has entered into a discount seed share capital escrow agreement dated February 21, 2000 with Computershare Trust Company of Canada pursuant to which 1,684,000 seed capital shares were originally held in escrow (the "Escrow Agreement"). The Escrow Agreement provides that the common shares held in escrow pursuant to its terms and the beneficial ownership thereof may not be sold, assigned, hypothecated, transferred within escrow or otherwise dealt with in any manner without the prior written consent of the TSXV. The CPC Policy provides that the TSXV will generally permit a transfer of escrow shares in an arm's length qualifying transaction to incoming principals of the Company. In the event of the bankruptcy of an escrow shareholder, provided the TSXV does not object, the escrowed shares may be transferred to the trustees in the bankruptcy or such person legally entitled to the escrowed shares which shares will remain in escrow subject to the Escrow Agreement. In the event of the death of an escrow shareholder, provided the TSXV does not object, the escrowed shares held by the escrow shareholder will be released from escrow.
As of the date of this annual report,1,178,800 common shares, representing 70% of the original 1,684,000 escrowed shares, have been released and the following shares remain held in escrow:

                                                    NUMBER OF COMMON
        NAME OF BENEFICIAL OWNER                    SHARES IN ESCROW

        David Henstridge                                 195,750
        Nick DeMare                                      183,750
        Robert Atkinson                                   79,800
        Harvey Lim                                        24,000
        Robert O. Plenge                                  13,500
        Mariana Bermudez                                   4,200
        Joseph Abbinante                                   4,200
                                                         -------
        TOTAL:                                           505,200
                                                         =======

The remaining shares in escrow will be released, as to 252,600 common shares, on each of November 27, 2004 and May 27, 2005.

CHANGES IN SHAREHOLDINGS

There have been no significant changes to the above listed persons' ownership.

CHANGE OF CONTROL

As of the date of this annual report, there are no arrangements know to the Company which may at a subsequent date result in a change of control of the Comapny.

UNITED STATES SHAREHOLDERS

As of May 31, 2004, there were approximately 12 registered holders of the Company's common shares in the United States, with combined holdings of 1,429,250 shares, representing 8.8% of the issued shares of the Company.

CONTROL BY FOREIGN GOVERNMENT OR OTHER PERSONS

To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person jointly or severally.

RELATED PARTY TRANSACTIONS

Other than as disclosed below, for the period from January 1, 2003 through March 31, 2004, the Company has not entered into any transactions or loans between the Company and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals' family;
(d) key management personnel and close members of such individuals' families; or
(e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

1. The Company has retained David Henstridge, the President, Chief Executive Officer and a director of the Company, to provide consulting and management services. See "Item 6. Directors, Senior Management and Employees - Compensation." In consideration therefor, Mr. Henstridge is currently paid a monthly fee of $5,000 and out-of-pocket disbursements incurred by Mr. Henstridge on behalf of the Company. Management believes the arrangement with Mr. Henstridge is fair to the Company. During the years ended December 31, 2001, 2002, 2003 and the three months ended March 31, 2004, the Company paid Mr. Henstridge $nil, $16,000, $60,000, and $15,000 respectively, on account of professional services rendered by Mr. Henstridge.

2. The Company has retained Chase, a company wholly-owned by Mr. Nick DeMare, a director of the Company, to provide office premises, administrative, accounting and management services. In consideration therefor, Chase is paid based on services provided, which are billed at rates which Chase charges to unrelated third parties. Management believes the arrangement with Chase is fair to the Company and similar to terms which could be obtained from unrelated third parties. During the years ended December 31, 2001, 2002, 2003 and the three months ended March 31, 2004, the Company paid Chase $4,405, $20,380, $40,395 and $16,850 respectively.

3. During the year ended December 31, 2003, the Company was billed $7,500 for consulting services provided by DNG Capital Corp., a private company owned by Nick DeMare.

4. The Company has completed previous private placements of common stock, the subscribers of which include companies wholly-owned by directors and officers of the Company. The securities issued pursuant to such private placements were issued in accordance with the pricing policies of the TSXV. During the year ended December 31, 2003, the Company conducted the following private placements of common stock:

                                          PARTICIPATION     PURCHASE    MARKET
         PLACEE                            BY INSIDERS       PRICE      PRICE(1)
                                                               $           $

         Year Ended December 31, 2003
         ----------------------------
         528,000 units (one common share
         and one warrant)                                     0.90       0.82
          -  David Henstridge                 138,000
          -  DNG Capital Corp.                140,000
                                              -------
                                              278,000
                                              =======

         (1)   Quoted  closing  price  on  date  of   announcement   of  private
               placement.
         (2)   100% owned by Nick DeMare

5. On February 19, 2003, the Company entered into an agreement with Tinka Resources, a public company in which Mr. Nick DeMare is a director and President and Mr. Harvey Lim was the Corporate Secretary at the date of the agreement. Both Messrs. DeMare and Lim are directors of the
         Company.   See  "Item  4.   Information  on  the  Company  -  Principal
         Properties."

See also "Item 6.  Directors, Senior Management and Employees - Compensation."


INDEBTEDNESS OF DIRECTORS, OFFICERS, PROMOTERS AND OTHER MANAGEMENT

During the fiscal year ended December 31, 2003, none of the directors, officers, promoters or other members of management or their associates or affiliates of the Company was indebted to the Company.

CONFLICTS OF INTEREST

The table below shows that certain directors of the Company are also directors, officers or shareholders of other companies which are engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time-to-time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they may have in any project or opportunity of the Company. However, each director has a similar obligation to other companies for which such director serves as an officer or director. The Company has no specific internal policy governing conflicts of interest. As of the date of this report, no conflicts of interest have arisen, except as described below and above. Where conflicts of interests arose, the directors of the Company disclosed their interests and abstained from voting on the transaction.

The following table identifies the name of each director of the Company and any company, which is a reporting issuer in Canada and the United States, and for which such director currently serves as an officer or director:
                                                                  COMMENCED
DIRECTOR           REPORTING ISSUER                 CAPACITY      SERVICE

David Henstridge   Tinka Resources Limited          Director      March 2003

Nick DeMare        Aguila American Resources Ltd.   Director      January 2003
                   Andean American Mining Corp.     Director      August 2002
                                                    Secretary     December 1995
                   Baradero Resources Limited       Director      October 2002
                                                    President     September 2003
                   Dial Thru International Inc.     Director      January 1991
                   GGL Diamond Corp.                Director      May 1989
                   Global Energy Inc.               Director
                                                    & President   September 2002
                   Golden Peaks Resources Ltd.      Director      January 1992
                   Goldmarca Limited                Director      September 2000
                   Gold Point Exploration Ltd.      Director
                                                    & President   August 2003

                                                                  COMMENCED
DIRECTOR           REPORTING ISSUER                 CAPACITY      SERVICE

                   Halo Resources Ltd.              Director      January 1996
                                                    President
                                                    & CEO         July 2003
                   Hilton Resources Ltd.            Director      October 1989
                                                    President
                                                    & CEO         July 2003
                   Kookaburra Resources Ltd.        Director      June 1988
                   Lariat Resources Ltd.            Director
                                                    & President   August 2002
                   North American Oil & Gas Inc.    Director,
                                                    Secretary &
                                                    & Treasurer   June 2001
                   Medina International Corp.       Director,
                                                    Secretary
                                                    & Treasurer   May 2002
                   Tinka Resources Limited          Director
                                                    & Secretary   October 2003

Harvey Lim         Gold Point Exploration Ltd.      Director
                                                    & Secretary   October 2003
                   Baradero Resources Limited       Director
                                                    & Secretary   September 2003
                   Hilton Resources Ltd.            Secretary     June 1997
                   Medina International Corp.       Director      May 2002
                   Halo Resources Ltd.              Secretary     December 1988

There are no known existing or potential conflicts of interest among the Company, promoters, directors, officers, principal holders of securities and persons providing professional services to the Company which could reasonably be expected to affect an investor's investment decision except as described in this section.

The Company does not have any agreements with its officers or directors, including any officers or directors with a conflict of interest, with respect to the amount of time they must spend on the Company's business.


ITEM 8.     FINANCIAL INFORMATION.
--------------------------------------------------------------------------------


DESCRIPTION                                                             PAGE

Audited Consolidated Financial Statements for the Years Ended
December 31, 2003, 2002 and 2001                                     F-1 to F-23

SIGNIFICANT CHANGES

There are no significant changes proposed by the Company.

DIVIDEND POLICY

The Company has not paid any dividends on its common shares and does not intend to pay dividends on its common shares in the immediate future. Any decision to pay dividends on its common shares in the future will be made by the board of directors on the Company on the basis of earnings, financial requirements and other such conditions that may exist at that time.

LEGAL PROCEEDINGS

The Company knows of no material, active or pending legal proceedings against it; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

ITEM 9.     THE OFFER AND LISTING.
--------------------------------------------------------------------------------


Price History

The TSXV classifies listed companies into two different tiers based on standards, which include historical financial performance, stage of development, and financial resources of the listed company. Tier 1 is the TSXV's premier tier and is reserved for the TSXV's most advanced issuers with the most significant financial resources. Tier 1 issuers benefit from decreased filing requirements and improved service standards. The majority of the companies listed on the TSXV are Tier 2 companies. The Company trades on the TSXV under the symbol "TM" and is classified as a Tier 2 company.

There have been no trading suspensions imposed by the TSXV or any other regulatory authorities in the past three years.

The following table sets forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the TSXV, and predecessor exchanges, for the periods indicated:

                          TSXV STOCK TRADING ACTIVITY

                                                           SALES PRICE
                                                    ---------------------------
YEAR ENDED                       VOLUME                 HIGH            LOW
                                                    ------------   ------------
December 31, 2003             6,406,502                $1.79           $0.40
December 31, 2002             1,006,511                $0.69           $0.17
December 31, 2001               380,000                $0.24           $0.09
December 31, 2000*            1,975,000                $0.36           $0.21

*  The Company's common stock commenced trading on the TSXV on June 22, 2000.

                                                           SALES PRICE
                                                    ---------------------------
QUARTER ENDED                    VOLUME                 HIGH            LOW
                                                    ------------   ------------

March 31, 2004                5,721,800                $1.90           $1.27
December 31, 2003             3,679,700                $1.79           $0.77
September 30, 2003              954,600                $0.95           $0.40
June 30, 2003                   472,920                $0.90           $0.41
March 31, 2003                1,299,282                $1.35           $0.59
December 31, 2002               661,511                $0.69           $0.26
September 30, 2002              121,000                $0.38           $0.25
June 30, 2002                   112,000                $0.30           $0.21
March 31, 2002                  112,000                $0.20           $0.17

                                                           SALES PRICE
                                                    ---------------------------
MONTH ENDED                      VOLUME                 HIGH            LOW
                                                    ------------   ------------

May 31,2004                     700,000                $1.38           $1.00
April 30, 2004                1,414,000                $2.29           $1.08
March 31, 2004                3,010,900                $1.90           $1.32
February 29, 2004             1,505,200                $1.70           $1.30
January 31, 2004              1,205,700                $1.55           $1.27
December 31, 2003             1,631,300                $1.70           $1.20

On November 24, 2003, the Company's common shares were approved for quotation on the Over-the-Counter Bulletin Board ("OTC") system operated by the National Association of Securities Dealers. The Company currently trades on the OTC under the symbol "TUMIF". The following tables set forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the OTC system for the periods indicated:

                             OTC-BB TRADING ACTIVITY

                                                         SALES PRICE (US$)
                                                    ---------------------------
YEAR ENDED                       VOLUME                 HIGH            LOW
                                                    ------------   ------------

December 31, 2003*                    0                $0.00           $0.00

*  The Company's common stock commenced trading on the OTC on November 24, 2003.

                                                         SALES PRICE (US$)
                                                    ---------------------------
QUARTER ENDED                    VOLUME                 HIGH            LOW
                                                    ------------   ------------

March 31, 2004                2,383,346                $1.50           $0.95
December 31, 2003*                    0                $0.00           $0.00

*  The Company's common stock commenced trading on the OTC on November 24, 2003.

                                                         SALES PRICE (US$)
                                                    ---------------------------
MONTH ENDED                      VOLUME                 HIGH            LOW
                                                    ------------   ------------

May 31, 2004                    404,628                $0.99           $0.73
April 30, 2004                1,156,497                $1.75           $0.80
March 31, 2004                  963,561                $1.50           $0.95
February 29, 2004               603,692                $1.30           $0.99
January 31, 2004                816,093                $1.25           $1.02
December 31, 2003                     0                $0.00           $0.00

These above quotations reflect inter-dealer prices without retail mark-up, markdown, or commissions and may not necessarily represent actual transactions.

The OTC-BB is smaller and less liquid than the major securities markets in the United States. The trading volume of the Company's shares on the OTC-BB has been volatile. Consequently, shareholders in the United States may not be able to sell their shares at the time and at the price they desire.


ITEM 10.    ADDITIONAL INFORMATION.
--------------------------------------------------------------------------------

MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company was incorporated under the laws of British Columbia as Planex Ventures Ltd. on January 11, 2000, by registration of its Articles and Notice of Articles with the B.C. Registrar of Companies under the incorporation number 599161. On May 24, 2002, the Company changed its name to Tumi Resources Limited.

The Company is authorized to engage in any lawful business.

On March 29, 2004, the British Columbia legislature enacted the British Columbia Business Corporations Act (the Corporations Act) and repealed the British Columbia Company Act (the Company Act), which previously governed the Company. Under the Corporations Act, all companies, which were incorporated, amalgamated or continued under the Company Act, must be transitioned under the Business Corporations Act within two years and the Company's Board of Directors has taken the necessary steps in regard to this requirement. The Corporations Act removes many of the restrictions contained in the Company Act, including restrictions on the residency of directors, the place of annual general meetings and limits on authorized share capital, as well, the Corporations Act uses new forms and terminology and has replaced the Memorandum with a Notice of Articles.

The Corporations Act amends the form of articles which govern a company and which now include information previously contained in a company's Memorandum and also removes the limitations on a Company's authorized share capital. To conform with the Corporations Act, management of the Company has established new Articles, which have been approved by the Company's shareholders.

The following is a summary of all material provisions of the Company's Articles and Notice of Articles and certain provisions of the Corporations Act of the Province of British Columbia,, applicable to the Company:

A. DIRECTOR'S POWER TO VOTE ON A PROPOSAL, ARRANGEMENT OR CONTRACT IN WHICH THE DIRECTOR IS MATERIALLY INTERESTED.

         In general a director holds a disclosable interest if the following requirements are met. First, the contract or transaction that has been proposed or entered into must be material to the Company. Second, the director must have a material interest in the proposed contract or transaction, or a material interest in a person who has a material interest in the contract or transaction. A director who holds such material interest may not vote on the transaction but will be counted in the quorum present at the meeting at which such vote is taken.

B. DIRECTOR'S POWER, TO VOTE COMPENSATION TO THEMSELVES OR ANY MEMBERS OF THEIR BODY.

         The compensation of the directors is decided by the directors unless the Board of Directors requests approval to the compensation from the shareholders.

C.       BORROWING POWERS EXERCISABLE BY THE DIRECTORS.

         The directors may, on behalf of the Company:

         1. Borrow money in such manner and amount, on such security, from such sources and upon terms and conditions that they consider appropriate;

         2. Issue bonds, debentures, and other debt obligations either outright or as a security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

         3. Guarantee the repayment of money by any other person or the performance of any obligation of any person; and

         4. Mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on the, the whole or any part of the present and future assets and undertaking of the company.

D.       RETIREMENT  AND   NON-RETIREMENT   OF  DIRECTORS  UNDER  AN  AGE  LIMIT
         REQUIREMENT.

         There are no such provisions applicable to the Company under its Articles, Notice of Article or the Corporations Act.

E.       NUMBER OF SHARES REQUIRED FOR A DIRECTOR'S QUALIFICATION.

         A director of the Company shall not be required to hold a share in the capital of the Company as qualification for his office.

DESCRIPTION OF COMMON SHARES

The authorized capital of the Company consists of an unlimited common shares without par value. A complete description is contained in the Company's Articles.

A total of 16,292,620 common shares were issued and outstanding as of May 31, 2004. All of the common shares of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all shareholder meetings and to attend and vote at such meetings. Each common share carries with it the right to one vote. The common shares do not have preemptive or conversion rights. In addition, there are no sinking fund or redemption provisions applicable to the common shares.

The declaration of dividends on the common shares of the Company is within the discretion of the Company's Board of Directors. The Company has not paid any dividends on its common shares and has no policy with respect to the payment of dividends.

The Company's issued and outstanding common shares are not subject to further capital calls by the Company and there are no provisions in the Company's Notice of Articles, Articles or in the Corporation's Act discriminating against any existing or prospective holder of the Company's common shares as a result of such shareholder owning a substantial number of shares.

Neither of the Notice of Articles or Articles of the Company have any limitations on non-resident or foreign ownership of the Company's common shares, or provisions governing the ownership threshold above which shareholder ownership must be disclosed.

The Corporation's Act provides that the rights and provisions attached to any class of shares may not be prejudiced or interfered with unless consented to by separate resolution passed by a majority of not less than 2/3.

SHAREHOLDER MEETINGS

The Company's annual general meeting must be held once each calendar year and not more than fifteen months from its last meeting or not more than fifteen months from the annual reference date set by the shareholders. The directors may determine the time and place of the annual general meeting. The directors may call a special meeting at any time in the same manner as general meetings are called.

The notice of meeting, information circular, financial statements and proxy are to be mailed to the shareholders not less than 21 days (plus 4 business days if mailing other then 1st class) prior to the meeting date. Quorum for shareholder meetings is two persons who are or who represent by proxy shareholders who, in the aggregate hold at least 5% of the issued shares.

Only shareholders who are registered holders of the Company's shares at the close of business on the record date (a date which must not precede the date on which the meeting is held by more then 2 months or in the case of a meeting requisitioned by shareholders by more then 4 months who either attend the meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the meeting.

Under the Corporations Act, unless the articles of the company otherwise provide, the vote at a shareholder meeting shall be conducted by a show of hands, unless a poll of votes is requested by a shareholder or proxy holder. Under the Securities Act (British Columbia), the Chairman of the meeting is required to conduct a poll of votes in the event the Company receives proxies voting against the action to be taken totalling more than 5% of all voting rights attached to all securities that are entitled to be voted and to be represented at the meeting. On a show of hands, every person who is present and entitled to vote shall have one vote and on a poll every person shall have one vote for each share he/she is the registered holder and may exercise such vote either in person or by proxy holder.

Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the Chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried, and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

Except for the Company's quorum requirement and certain related party transactions, which are discussed above, there are no significant differences in the law applicable to the Company in the areas outlined above in Canada versus the United States. In most states in the United States, a quorum must consist of a majority of the shares entitled to vote. Some states allow for a reduction of the quorum requirements to less than a majority of the shares entitled to vote. Having a lower quorum threshold may allow a minority of the shareholders to make decisions about the Company, its management and operations. Additionally, in the United States, a director may not be able to vote on the approval of any transaction in which the director has an interest.

MATERIAL CONTRACTS

The following are material contracts entered into by the Company during the two years preceding the date of this annual report:

1. Cinco Minas HOA dated July 6, 2002, among the Company and Minera San Jorge. See "Item 4. Information on the Company - Principal Properties".

2. Gran Cabrera HOA dated October 23, 2002, among the Company and Minera San Jorge. See "Item 4. Information on the Company - Principal Properties".

3. LOI dated May 31, 2002, among the Company and Mr. Robert O. Plenge. See "Item 4. Information on the Company - Other Properties."

4. Tinka HOA dated February 19, 2003, among the Company and Tinka Resources. See "Item 4. Information on the Company - Other Properties".

5. Jimenez HOA, effective June 18, 2004, among the Company and Minera San Jorge. See "Item 4. Information on the Company - Other Properties".

EXCHANGE CONTROLS

There are no governmental laws, decrees, or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends, or other payments to non-resident holders on the Company's Common Stock. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (10% if the shareholder is a corporation owning at least 10% of the outstanding Common Stock of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See "Item 10. Additional Information-Taxation."

Except as provided in the Investment Canada Act (the "Act"), there are no limitations specific to the rights of non- Canadians to hold or vote the common stock of the Company under the laws of Canada or in the charter documents of the Company.

Management of the Company considers that the following general summary fairly describes those material provisions of the Act pertinent to an investment by an American investor in the Company.

The Act requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceeds certain threshold levels or the business activity of which is related to Canada's cultural heritage or national identity, to either notify, or file an application for review with, Investment Canada, the federal agency created by the Investment Canada Act.

The notification procedure involves a brief statement of information about the investment of a prescribed form which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada's cultural heritage and national identity.

If an investment is reviewable under the Act, an application for review in the form prescribed is normally required to be filed with Investment Canada prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister responsible for Investment Canada is satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.

The following investments by non-Canadians are subject to notification under the
Act:

(1)      an investment to establish a new Canadian business; and

(2) an investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the Act:

(1) direct acquisitions of control of Canadian businesses with assets of $5 million or more unless the acquisition is being made by an American investor;

(2) direct acquisitions of control of Canadian businesses with assets of $152,000,000 or more by an American investor;

(3) indirect acquisitions of control of Canadian businesses with assets of $5 million or more if such assets represent more than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by an American investor;

(4) indirect acquisitions of control of Canadian businesses with assets of $152,000,000 or more by an American investor if such assets represent more than 50% of the total value of the assets of the entities, the control of which is being acquired;

(5) indirect acquisitions of control of Canadian businesses with assets of $50 million or more even if such assets represent less than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by an American investor in which case there is no review; and

(6) an investment subject to notification that would not otherwise be reviewable if the Canadian business engages in the activity of publication, distribution or sale of books, magazines, periodicals, newspapers, audio or video music recordings, or music in print or machine-readable form.

Generally speaking, an acquisition is direct if it involves the acquisition of control of the Canadian business or of its Canadian parent or grandparent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian parent or grandparent of an entity carrying on the Canadian business. Control may be acquired through the acquisition of actual or de jure voting control of a Canadian corporation or through the acquisition of substantially all of the assets of the Canadian business. No change of voting control will be deemed to have occurred if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

An American, as defined in the Act includes an individual who is an American national or a lawful, permanent resident of the United States, a government or government agency of the United States, an American-controlled corporation, limited partnership, trust or joint venture and a corporation, limited partnership, trust or joint venture that is neither American-controlled or Canadian-controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and Americans.

The higher thresholds for Americans do not apply if the Canadian business engages in activities in certain sectors such as oil, natural gas, uranium, financial services (except insurance), transportation services or media activities.

The Act specifically exempts certain transactions from either notification or review. Included among the category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person's business as a trader or dealer in securities. Given the nature of the Company's business and the size of its operations, management does not believe the Investment Canada Act would apply to an investment in the Company's shares by a US investor.
Taxation

MATERIAL CANADIAN FEDERAL INCOME TAX CONSEQUENCES

Management of the Company considers that the following discussion fairly describes the material Canadian federal income tax consequences applicable to a holder of Common Stock of the Company who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his shares of Common Stock of the Company in connection with carrying on a business in Canada (a "non-resident shareholder").

This summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of Revenue Canada, Taxation and all specific proposals (the "Tax Proposals") to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action.

DIVIDENDS

Dividends paid on the common stock of the Company to a non-resident will be subject to withholding tax. The Canada- US Income Tax Convention (1980) provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

CAPITAL GAINS

In general, a non-resident of Canada is not subject to tax under the ITA with respect to a capital gain realized upon the disposition of a share of a corporation resident in Canada that is listed on a prescribed stock exchange.
For purposes of the ITA, the Company is listed on a prescribed stock exchange. Non-residents of Canada who dispose of shares of the Company will be subject to income tax in Canada with respect to capital gains if:

         (a)      the non-resident holder;
         (b) persons with whom the non-resident holder did not deal at arm's length; or
         (c) the non-resident holder and persons with whom the non-resident holder did not deal with at arm's length,

owned not less than 25% of the issued shares of any class or series of the Company at any time during the five-year period preceding the disposition. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Canada-US Income Tax Convention (1980) (the "Treaty") unless the value of such shares is derived principally from real property situated in Canada. However, in such a case, certain transitional relief under the Treaty may be available.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the material United States federal income tax consequences, under current law, applicable to a US Holder (as defined below) of the Company's common stock. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations, and shareholders owning common stock representing 10% of the vote and value of the Company. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. Holders and prospective holders of the Company's Common Stock should consult their own tax advisors about the federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares of Common Stock of the Company.

US HOLDERS

As used herein, a "US Holder" is defined as (i) citizens or residents of the US, or any state thereof, (ii) a corporation or other entity created or organized under the laws of the US, or any political subdivision thereof, (iii) an estate the income of which is subject to US federal income tax regardless of source or that is otherwise subject to US federal income tax on a net income basis in respect of the common stock, or (iv) a trust whose administration is subject to the primary supervision of a US court and which has one or more US fiduciaries who have the authority to control all substantial decisions of the trust, whose ownership of common stock is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

DISTRIBUTIONS ON SHARES OF COMMON STOCK

US Holders receiving dividend distributions (including constructive dividends) with respect to the Company's common stock are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the US Holder's United States federal income tax liability or, alternatively, may be deducted in computing the US Holder's United States federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below.) To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the US Holder's adjusted basis in the common stock and thereafter as gain from the sale or exchange of such shares. Preferential tax rates for long-term capital gains are applicable to a US Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a US Holder which is a corporation. Dividends paid on the Company's common stock will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

FOREIGN TAX CREDIT

A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of the Company's common stock may be entitled, at the option of the US Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the US Holder during that year. Subject to certain limitations, Canadian taxes withheld will be eligible for credit against the US Holder's United States federal income taxes. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends paid by the Company generally will be either "passive" income or "financial services" income, depending on the particular US Holder's circumstances. Foreign tax credits allowable with respect to each class of income cannot exceed the US federal income tax otherwise payable with respect to such class of income. The consequences of the separate limitations will depend on the nature and sources of each US Holder's income and the deductions appropriately allocated or apportioned thereto. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common stock should consult their own tax advisors regarding their individual circumstances.

DISPOSITION OF SHARES OF COMMON STOCK

A US Holder will recognize gain or loss upon the sale of shares of common stock equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received; and (ii) the shareholder's tax basis in the common stock. This gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the US Holder, and such gain or loss will be long-term capital gain or loss if the US Holder has held the common stock for more than one year. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For US Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For US Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

OTHER CONSIDERATIONS

The Company has not determined whether it meets the definition of a "passive foreign investment company" (a "PFIC"). It is unlikely that the Company meets the definition of a "foreign personal holding company" (a "FPHC") or a "controlled foreign corporation" (a "CFC") under current US law.

If more  than  50% of the  voting  power  or value  of the  Company  were  owned
(actually or constructively) by US Holders who each owned (actually or constructively) 10% or more of the voting power of the Company's common shares ("10% Shareholders"), then the Company would become a CFC and each 10% Shareholder would be required to include in its taxable income as a constructive dividend an amount equal to its share of certain undistributed income of the Company. If (1) more than 50% of the voting power or value of the Company's common shares were owned (actually or constructively) by five or fewer individuals who are citizens or residents of the United States and (2) 60% or more of the Company's income consisted of certain interest, dividend or other enumerated types of income, then the Company would be a FPHC. If the Company were a FPHC, then each US Holder (regardless of the amount of the Company's common shares owned by such US Holder) would be required to include in its taxable income as a constructive dividend its share of the Company's undistributed income of specific types.

If 75% or more of the Company's annual gross income has ever consisted of, or ever consists of, "passive" income or if 50% or more of the average value of the Company's assets in any year has ever consisted of, or ever consists of, assets that produce, or are held for the production of, such "passive" income, then the Company would be or would become a PFIC. The Company has not provided assurances that it has not been and does not expect to become a PFIC. Please note that the application of the PFIC provisions of the Code to resource companies is somewhat unclear.

If the Company were to be a PFIC, then a US Holder would be required to pay an interest charge together with tax calculated at maximum tax rates on certain "excess distributions" (defined to include gain on the sale of stock) unless such US Holder made an election either to (1) include in his or her taxable income certain undistributed amounts of the Company's income or (2) mark to market his or her Company common shares at the end of each taxable year as set forth in Section 1296 of the Code.

INFORMATION REPORTING AND BACKUP WITHHOLDING

US information reporting requirements may apply with respect to the payment of dividends to US Holders of the Company's shares. Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 31% rate with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

INSPECTION OF DOCUMENTS

Copies of the documents referred to in this report may be inspected at the Company's corporate office at Suite 1305 - 1090 West Georgia Street, Vancouver, British Columbia V6E 3V7, during normal business hours.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.
--------------------------------------------------------------------------------

Not applicable.



ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.
--------------------------------------------------------------------------------

Not applicable


                                     PART II


ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.
--------------------------------------------------------------------------------

Not applicable.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.
--------------------------------------------------------------------------------

See  "Item 4.  Information  on the  Company  - History  and  Development  of the
Company"  and  "Item  10.  Other   Information  -  Memorandum  and  Articles  of
Association".


ITEM 15.    CONTROLS AND PROCEDURES
--------------------------------------------------------------------------------

An evaluation was performed under the supervision and with the participation of the Company's management, including Mr. Henstridge, the Company's President and Chief Executive Officer and Mr. DeMare, who is the Company's acting chief financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act") as of December 31, 2003. Based upon that evaluation, Mr. Henstridge and Mr. DeMare, concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

During the fiscal year ended December 31, 2003, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.


ITEM 16.    [RESERVED]
--------------------------------------------------------------------------------
Not applicable.


ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT.
--------------------------------------------------------------------------------

The Board of Directors has determined that the Company has at least one audit committee financial expert, Mr. Nick DeMare, who serves on the Company's audit committee.

ITEM 16B.   CODE OF ETHICS.
--------------------------------------------------------------------------------

The Company has not year adopted a code of ethics that applies to the Company's principal executive officers, principal financial officer, principal accounting officer, or controller, or persons performing similar functions. Given the Company's current operations, management does not believe a code of ethics is necessary at this stage of the Company's development.


ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES.
--------------------------------------------------------------------------------

AUDIT FEES

For the fiscal years ended December 31, 2003 and 2002, the Company's principal accountant is expected to bill approximately $17,500 and billed $14,828, respectively, for the audit of the Company's annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

AUDIT-RELATED FEES

For the fiscal years ended December 31, 2003 and 2002, the Company's principal accountant is expected to bill $nil and billed $6,965, respectively, for assurance and related services that were reasonably related to the performance of the audit or review of the Company's financial statements outside of those fees disclosed above under "Audit Fees".

TAX FEES

For the fiscal years ended December 31, 2003 and 2002, the Company's principal accountant is expected to bill $nil and billed $nil, respectively, for tax compliance, tax advice, and tax planning services.

ALL OTHER FEES

For the fiscal years ended December 31, 2003 and 2002, the Company's principal accountant is expected to bill $nil and billed $509, respectively, for computer services.

PRE-APPROVAL POLICIES AND PROCEDURES

Prior to engaging the Company's accountants to perform a particular service, the Company's audit committee obtains an estimate for the service to be performed. The audit committee in accordance with procedures for the Company approved all of the services described above.


ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.
--------------------------------------------------------------------------------

Not applicable.


ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS.
--------------------------------------------------------------------------------

Not applicable.

                                    PART III


ITEM 17.    FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------

See pages 57 (F-1) through 79 (F-23).


ITEM 18.    FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------


Not applicable.


ITEM 19.    EXHIBITS.
--------------------------------------------------------------------------------

EXHIBIT
NUMBER             DESCRIPTION                                             PAGE

1.1      Certificate of Change of Name from Planex Ventures Ltd.
         to Tumi Resources Limited(1)                                       N/A

1.2      British Columbia Registrar of Companies Form 19 - Special
         Resolutions and Altered Memorandum(1)                              N/A

1.3      Memorandum of Planex Ventures Ltd.(1)                              N/A

1.4      Articles of Planex Ventures Ltd.(1)                                N/A

2.1      Stock Option Plan                                                   80

4.1      Documents Relating to the Option to Acquire a 100%
         Interest in the Cinco Minas Property(1)                            N/A

4.2      Heads of Agreement to the Option to Acquire a 60%
         Interest in the Gran Cabrera Properties(1)                         N/A

4.3      Letter of Intent to the Option to Acquire a 100%
         Interest in the Tinka Property(1)                                  N/A

4.4      Heads of Agreement to Grant a 70% Interest in the Tinka
         Property(1)                                                        N/A

4.5      Head of Agreement to the Option to Earn a 100% Interest
         in the Jimenez Property                                             99

8.1      List of Subsidiaries                                               109

12.1     Certification of David Henstridge Pursuant to Rule 13a-14(a)       111

12.2     Certification of Nick DeMare Pursuant to Rule 13a-14(a)            113

13.1     Certification of David Henstridge Pursuant to 18 U.S.C.
         Section 1350                                                       115

13.2     Certification of Nick DeMare Pursuant to 18 U.S.C.
         Section 1350                                                       117

(1) Previously filed as an exhibit to the Company's Registration Statement on Form 20-F/A Amendment No. 1, filed with the Commission on April 25, 2003. File number 0-50244.

                                   SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                TUMI RESOURCES LIMITED.



Dated: June 21, 2004            /s/  David Henstridge
                                ------------------------------------------------
                                David Henstridge,
                                President, Chief Executive Officer, and Director

                                /s/  Nick DeMare
                                ------------------------------------------------
                                Nick DeMare,
                                Chief Financial Officer, and Director

--------------------------------------------------------------------------------




                             TUMI RESOURCES LIMITED
                         (an Exploration Stage Company)

                        CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                        DECEMBER 31, 2003, 2002 AND 2001

                         (Expressed in Canadian Dollars)


--------------------------------------------------------------------------------

                                                                           D & H
                                                                           GROUP
                                                                       CHARTERED
                                                                     ACCOUNTANTS

AUDITORS' REPORT


To the Shareholders of
Tumi Resources Limited


We have audited the consolidated balance sheets of Tumi Resources Limited as at December 31, 2003 and 2002 and the consolidated statements of loss and deficit and cash flow for the years ended December 31, 2003, 2002 and 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and cash flow for the years ended December 31, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected assets and shareholders' equity as at December 31, 2003 and 2002 and results of operations for the years ended December 31, 2003, 2002 and 2001 to the extent summarized in Note 11 to the consolidated financial statements.

On April 20, 2004, we reported separately to the shareholders of Tumi Resources Limited on consolidated financial statements as at, and for the year ended December 31, 2003 and 2002 audited in accordance with Canadian generally accepted auditing standards.



Vancouver, B.C.                                       /s/ D&H GROUP
April 20, 2004
                                                   CHARTERED ACCOUNTANTS





                                   D & H Group
                          A Partnership of Corporations
               A Member of BHD Association with affiliated offices across Canada and Internationally 10th Floor, 1333 West Broadway, Vancouver, BC V6H 4C1 www.dhgroup.ca F 604-731-9923 T 604-731-5881

                             TUMI RESOURCES LIMITED
                         (an Exploration Stage Company)
                           CONSOLIDATED BALANCE SHEETS
                        AS AT DECEMBER 31, 2003 AND 2002
                         (Expressed in Canadian Dollars)



                                                       2003            2002
                                                         $               $
                                     ASSETS

CURRENT ASSETS

Cash and cash equivalents                             3,273,437         385,678
Amounts receivable and prepaids                          71,867          15,445
                                                   ------------    ------------
                                                      3,345,304         401,123
EQUIPMENT, net of accumulated
    depreciation of $1,043                               11,476               -

OPTIONS TO ACQUIRE INTERESTS IN
    UNPROVEN MINERAL CLAIMS (Note 4)                    687,444         448,325

DEFERRED EXPLORATION COSTS (Note 4)                     877,493         184,658
                                                   ------------    ------------
                                                      4,921,717       1,034,106
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                138,853          62,554
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY


SHARE CAPITAL (Note 5)                                5,529,478       1,218,726

CONTRIBUTED SURPLUS                                     278,333          17,369

DEFICIT                                              (1,024,947)       (264,543)
                                                   ------------    ------------
                                                      4,782,864         971,552
                                                   ------------    ------------
                                                      4,921,717       1,034,106
                                                   ============    ============
OPERATIONS (Note 1)

APPROVED BY THE DIRECTORS

/s/ DAVID HENSTRIDGE    , Director
-----------------------

/s/ NICK DEMARE         , Director
-----------------------

                                      F - 3

        The accompanying notes are an integral part of these consolidated financial statements.

                             TUMI RESOURCES LIMITED
                         (an Exploration Stage Company)
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (Expressed in Canadian Dollars)



                                                       2003            2002            2001
                                                         $               $               $
                                                                     (NOTE 3)

EXPENSES

Accounting and administration                            39,395          20,380           4,405
Audit                                                    21,441           8,613           2,250
Consulting                                               88,451          17,200             150
Depreciation                                              1,043               -               -
Fiscal advisory services                                 31,085               -               -
Investor relations                                       24,000               -               -
Legal                                                    29,020          21,759           3,830
Management fees                                          31,800          10,500               -
Office                                                   48,849          14,410           2,166
Regulatory                                               15,913          19,937           3,780
Shareholder costs                                        27,394           1,313               -
Stock based compensation                                262,995          20,212               -
Transfer agent                                            7,772           6,380           3,345
Travel and related                                       95,562          19,090           2,949
                                                   ------------    ------------    ------------
                                                        724,720         159,794          22,875
                                                   ------------    ------------    ------------
LOSS BEFORE THE FOLLOWING                              (724,720)       (159,794)        (22,875)

INTEREST INCOME                                           4,301           5,459          12,676

FOREIGN EXCHANGE                                        (39,985)         (1,702)              -

WRITE-OFF OF OPTION INTERESTS AND
    EXPLORATION COSTS (Note 4(d))                             -         (97,720)              -
                                                   ------------    ------------    ------------
LOSS FOR THE YEAR                                      (760,404)       (253,757)        (10,199)

DEFICIT - BEGINNING OF YEAR                            (264,543)        (10,786)           (587)
                                                   ------------    ------------    ------------
DEFICIT - END OF YEAR                                (1,024,947)       (264,543)        (10,786)
                                                   ============    ============    ============


LOSS PER SHARE - BASIC AND DILUTED                      $(0.09)         $(0.09)         $(0.01)
                                                   ============    ============    ============
WEIGHTED AVERAGE NUMBER OF COMMON
    SHARES OUTSTANDING - BASIC AND DILUTED            8,417,122       3,050,643       1,702,055
                                                   ============    ============    ============


                                      F -4

        The accompanying notes are an integral part of these consolidated financial statements.

                             TUMI RESOURCES LIMITED
                         (an Exploration Stage Company)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
                         (Expressed in Canadian Dollars)


                                                       2003            2002            2001
                                                         $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Loss for the year                                      (760,404)       (253,757)        (10,199)
Adjustment for items not involving cash
     Depreciation                                         1,043               -               -
     Stock-based compensation                           262,995          20,212               -
     Write-off of option interests and
         exploration costs                                    -          97,720               -
Decrease (increase) in amounts receivable and
     prepaids                                           (56,422)         (5,709)          3,340
Increase in accounts payable and accrued
     liabilities                                         76,299          59,454             441
                                                   ------------    ------------    ------------
                                                       (476,489)        (82,080)         (6,418)
                                                   ------------    ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares                             4,400,960         697,800          11,250
Share issue costs                                      (228,239)              -               -
                                                   ------------    ------------    ------------
                                                      4,172,721         697,800          11,250
                                                   ------------    ------------    ------------
INVESTING ACTIVITIES

Option payments and exploration costs                  (795,954)       (528,203)              -
Purchase of equipment                                   (12,519)              -               -
                                                   ------------    ------------    ------------
                                                       (808,473)       (528,203)              -
                                                   ------------    ------------    ------------
INCREASE IN CASH DURING THE YEAR                      2,887,759          87,517           4,832

CASH AND CASH EQUIVALENTS
    - BEGINNING OF YEAR                                 385,678         298,161         293,329
                                                   ------------    ------------    ------------
CASH AND CASH EQUIVALENTS
    - END OF YEAR                                     3,273,437         385,678         298,161
                                                   ============    ============    ============

CASH AND CASH EQUIVALENTS IS COMPRISED OF:

Cash                                                  1,273,437         385,678          48,161
Short-term deposits                                   2,000,000               -         250,000
                                                   ------------    ------------    ------------
                                                      3,273,437         385,678         298,161
                                                   ============    ============    ============

SUPPLEMENTAL CASH FLOW INFORMATION (Note 9)



                                      F -5

        The accompanying notes are an integral part of these consolidated financial statements.

                             TUMI RESOURCES LIMITED
                         (an Exploration Stage Company)
               CONSOLIDATED SCHEDULE OF DEFERRED EXPLORATION COSTS
                      FOR THE YEAR ENDED DECEMBER 31, 2003
                         (Expressed in Canadian Dollars)



                                   CINCO MINAS     GRAN CABRERA       TINKA           TOTAL
                                        $                $              $               $

BALANCE, BEGINNING OF YEAR              180,167               -           4,491         184,658
                                   ------------    ------------    ------------    ------------
EXPENDITURES DURING THE YEAR

     Assays                              38,919               -               -          38,919
     Assays preparation                   9,588               -               -           9,588
     Camp costs                          29,269               -               -          29,269
     Communications                      25,570               -               -          25,570
     Consulting                           1,850               -               -           1,850
     Drilling                           236,343               -               -         236,343
     Environmental                       14,793               -               -          14,793
     Geological                         104,370           6,800               -         111,170
     Metallurgical                        3,184               -               -           3,184
     Other                                1,200               -               -           1,200
     Site access                         62,155               -               -          62,155
     Supplies                            14,644               -               -          14,644
     Topography                          22,384               -               -          22,384
     Travel                              45,429               -               -          45,429
     Wages                               76,337               -               -          76,337
                                   ------------    ------------    ------------    ------------
                                        686,035           6,800               -         692,835
                                   ------------    ------------    ------------    ------------
BALANCE, END OF YEAR                    866,202           6,800           4,491         877,493
                                   ============    ============    ============    ============









                                      F -6


        The accompanying notes are an integral part of these consolidated financial statements.

                             TUMI RESOURCES LIMITED
                         (an Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (Expressed in Canadian Dollars)


1.       OPERATIONS

         The Company was incorporated under the Company Act of British Columbia on January 11, 2000, and its shares trade on the TSX Venture Exchange (the "TSXV").

         The Company is in the process of exploring mineral claims located in Mexico and Peru. On the basis of information to date, the Company has not yet determined whether these claims contain economically recoverable ore reserves. The underlying value of the mineral claims and related deferred costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production. Mineral claim costs represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.

         Management considers that the Company has adequate resources to maintain its core operations and planned exploration programs for fiscal 2004. However, the Company recognizes that exploration expenditures may change with ongoing results, and, as a result, it may be required to obtain additional financing. While the Company has been successful in securing financings in the past, there can be no assurance it will be able to do so in the future.


2.       CHANGE IN ACCOUNTING POLICY

         Effective January 1, 2003, the Company prospectively adopted the fair value method of accounting for stock options granted to employees and directors, as recommended by Section 3870 Stock-Based Compensation and Other Stock Based Payments of the Canadian Institute of Chartered Accountants' Handbook ("CICA 3870"). CICA 3870 provides alternative methods of transition for the adoption of the fair value method and, as permitted, the Company has elected prospective application, which allows the fair value method to be applied to stock options granted, modified or settled on or after January 1, 2003 to employees and directors. Pro-forma disclosure for options issued prior to January 1, 2003, as required by the standard, had the Company used the fair value method is presented in Note 5(b).

         The fair value of stock options is determined using the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares, expected lives of the options and the fair value of the Company's common shares.

         For stock options granted to other than employees and directors, the Company continues to apply the fair value method.

                             TUMI RESOURCES LIMITED
                         (an Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (Expressed in Canadian Dollars)


3.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The significant differences between these principles and those that would be accepted under United States generally accepted accounting principles ("US GAAP") are disclosed in
         Note 11.

         The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations, impairment of mineral claims and deferred exploration expenditures and the related rates of depletion and amortization. Actual results could differ from these estimates.

         The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, TMXI Resources S.A. de C.V. (Mexico) and Tumi Resources S.A. (Peru) and its 60% owned subsidiary, Compania Minera Cinco Minas S.A. de C.V. (Mexico). Intercompany balances and transactions are eliminated on consolidation.

         CASH EQUIVALENTS

         Cash includes cash and short-term deposits maturing within 90 days of the original date of acquisition.

         OPTION INTERESTS AND DEFERRED EXPLORATION COSTS

         Option payments and exploration, development and field support costs directly relating to mineral claims are deferred until the property to which they relate is placed into production, sold or abandoned. The deferred costs will be amortized over the life of the orebody following commencement of production or written off if the property is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

         On a periodic basis, management reviews the carrying values of deferred mineral claim acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. In the event that reserves are determined to be insufficient to recover the carrying value of any claim, the carrying value will be written down or written off, as appropriate.

         Although the Company has taken steps to verify title to mineral claims in which it has an interest, according to the usual industry standards for the stage of exploration of such claims, these procedures do not guarantee the Company's title. Such claims may be subject to prior agreements or transfers and title may be affected by undetected defects.

         From time to time, the Company acquires or disposes of claims pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral claim costs or recoveries when the payments are made or received.

                             TUMI RESOURCES LIMITED
                         (an Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (Expressed in Canadian Dollars)


3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         EQUIPMENT

         Equipment, which is comprised of a vehicle and office equipment, are recorded at cost less accumulated depreciation calculated using the straight-line method over their estimated useful lives of five years.

         ASSET RETIREMENT OBLIGATIONS

         The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at December 31, 2003, the Company does not have any asset retirement obligations.

         IMPAIRMENT OF LONG-LIVED ASSETS

         Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

         TRANSLATION OF FOREIGN CURRENCIES

         Integrated foreign operations are translated using the temporal method. Under this method, the Company translates monetary items at the rate of exchange in effect at the balance sheet date. Non-monetary items are translated at average rates in effect during the period in which they were earned or incurred. Revenues and expenses are translated at average rates in effect during the period except for depreciation and amortization which are translated at historical rates. Gains and losses resulting from the fluctuation of foreign exchange rates have been included in the determination of income.

         INCOME TAXES

         Income tax liabilities and assets are recognized for the estimated income tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.






                                      F -9

                             TUMI RESOURCES LIMITED
                         (an Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (Expressed in Canadian Dollars)


3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         EARNINGS (LOSS) PER SHARE

         Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

         COMPARATIVE FIGURES

         Certain 2002 figures have been reclassified to conform with the presentation used in the current year.


4.       OPTION INTERESTS AND  DEFERRED EXPLORATION COSTS


                                                       2003                                            2002
                                   --------------------------------------------    --------------------------------------------
                                    ACQUISITION    EXPLORATION                      ACQUISITION    EXPLORATION
                                       COSTS       EXPENDITURES       TOTAL            COSTS       EXPENDITURES       TOTAL
                                         $               $              $                $               $              $

         Cinco Minas                    430,239         866,202       1,296,441         196,818         180,167         376,985
         Gran Cabrera                   169,132           6,800         175,932         163,434               -         163,434
         Tinka                           88,073           4,491          92,564          88,073          4,491          92,564
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                        687,444         877,493       1,564,937         448,325         184,658         632,983
                                   ============    ============    ============    ============    ============    ============

         a)       Cinco Minas, Mexico

                  By agreements dated July 6, 2002 and August 18, 2002, the Company has an option to earn a 60% interest in mineral claims covering approximately 600 hectares, located in Jalisco, Mexico, in consideration of US$50,000 cash (paid), conducting exploration expenditures and making underlying property payments totalling US$2.5 million and issuing 1.1 million common shares (300,000 shares issued) of the Company over a three year period.

         b)       Gran Cabrera, Mexico

                  On October 23, 2002, the Company entered into an agreement whereby the Company has an option to earn a 60% interest in mineral claims covering approximately 3,950 hectares, located in Jalisco, Mexico, in consideration of making a US$45,500 payment for past property taxes (paid), conducting exploration expenditures totalling US$2.5 million and issuing 750,000 common shares (250,000 shares issued) of the Company over a three year period.

                             TUMI RESOURCES LIMITED
                         (an Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (Expressed in Canadian Dollars)


4.       OPTION INTERESTS AND DEFERRED EXPLORATION COSTS (continued)

         c)       Tinka, Peru

                  On May 31, 2002, the Company entered into an agreement whereby the Company has an option to earn a 100% interest, subject to a 1% NSR interest, in two mineral claims in Ica, Peru, in consideration of the issuance of 750,000 common shares (250,000 shares issued) of the Company over two years, payment of US$7,500 for past property taxes (paid) and payment of ongoing property holding costs, estimated at US$3,000 per annum and completion of a drill program. The Company may purchase the 1% NSR at any time for US$750,000.

                  On February 19, 2003, the Company entered into an agreement (the "Tinka HOA") with Tinka Resources Ltd. ("Tinka Resources"), whereby the Company granted Tinka an option to earn a 70% interest in the option on the Tinka property. Under the Tinka HOA, Tinka Resources has agreed to assume the Company's share issuance obligations to the vendor, through the issuances of a total of 500,000 common shares of Tinka Resources and conducting exploration expenditures and making all property holding costs totalling US $2.5 million, over a three year period. As at December 31, 2003, Tinka Resources has issued 90,000 shares of its capital stock and has represented that it has incurred approximately $95,000 of expenditures.

                  Certain officers and directors of the Company are also directors and officers of Tinka Resources, a public company which also trades on the TSXV.

         d)       Las Lomas, Peru

                  On February 28, 2002, the Company entered into an option agreement whereby the Company could earn a 70% interest in 15 mineral concessions in Peru, covering 15,100 hectares, in consideration of spending US$1 million of which a minimum of US$100,000 (the "Initial Work Commitment") was required to be incurred prior to February 1, 2003, and the issuance of a total of 250,000 common shares (75,000 shares issued) over a four year period.

                  During fiscal 2002, the Company attempted to complete a drill program in order to meet its Initial Work Commitment. The Company was unable to gain access to the property to implement the work program. The Company declared force majeure, as allowed by the option agreement and, in February 2003, the Company formally informed the vendor that it had decided to terminate the option agreement. Accordingly, the Company wrote off $97,720 of mineral claim costs in fiscal 2002.






                                      F -11

                             TUMI RESOURCES LIMITED
                         (an Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (Expressed in Canadian Dollars)


5.       SHARE CAPITAL

         Authorized:  100,000,000 common shares with no par value

         Issued:                                 2003                      2002                      2001
                                        -----------------------   -----------------------   ------------------------
                                          SHARES       AMOUNT       SHARES       AMOUNT       SHARES       AMOUNT
                                                          $                         $                         $

         Balance, beginning of year      6,824,000    1,218,726    3,459,000      315,583    3,384,000      304,333
                                        ----------   ----------   ----------   ----------   ----------   ----------
         Issued during the year:
         For cash
            private placements           5,442,500    3,816,000    2,450,000      663,000            -            -
            exercise of options            218,000       43,371      230,000       35,643            -            -
            exercise of warrants         1,613,000      543,620       10,000        2,000       75,000       11,250
         For agent's and finder's fees     153,700      120,698            -            -            -            -
         For mineral properties            200,000      136,000      675,000      202,500            -            -
                                        ----------   ----------   ----------   ----------   ----------   ----------
                                         7,627,200    4,659,689    3,365,000      903,143       75,000       11,250
         Less:  share issue costs                -     (348,937)           -            -            -            -
                                        ----------   ----------   ----------   ----------   ----------   ----------
                                         7,627,200    4,310,752    3,365,000      903,143       75,000       11,250
                                        ----------   ----------   ----------   ----------   ----------   ----------
         Balance, end of year           14,451,200    5,529,478    6,824,000    1,218,726    3,459,000      315,583
                                        ==========   ==========   ==========   ==========   ==========   ==========

         (a)      During fiscal 2003, the Company completed:

                  i) a private placement of 528,000 units at $0.90 per unit, for gross proceeds of $475,200. Each unit consisted of one common share and one warrant. Each warrant entitles the holder to purchase one additional common share for a period of two years, for the exercise price of $1.00 on or before March 4, 2004 and $1.15 on or before March 4, 2005. A finder's fee of $6,300 was paid on a portion of the private placement. Certain directors of the Company have purchased 278,000 units of the private placement;

                  ii) a private placement of 1,477,000 units at $0.40 per unit, for gross proceeds of $590,800. Each unit consisted of one common share and one warrant. Each warrant entitles the holder to purchase one additional common share for a period of one year, for the exercise price of $0.45 on or before February 19, 2004 and at $0.55 on or before August 19, 2004. A finder's fee of $30,940 was paid on a portion of the private placement. In addition the Company issued 8,700 common shares at a recorded amount of $4,698 in consideration as finder's fees on a portion of the private placement;

                  iii) a non-brokered private placement of 937,500 units at $0.80 per unit, for gross proceeds of $750,000. Each unit consisted of one common share and one warrant. Each warrant entitles the holder to purchase one additional common share for a period of eighteen months, for the exercise price of $1.00 on or before December 19, 2004 and at $1.35 on or before June 19, 2005. A finder's fee of $46,752 was paid on the private placement;

                             TUMI RESOURCES LIMITED
                         (an Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (Expressed in Canadian Dollars)


5.       SHARE CAPITAL (continued)

                  iv) a brokered private placement of 2,500,000 units at $0.80 per unit, for gross proceeds of $2,000,000. Each unit consisted of one common share and one warrant. Each warrant entitles the holder to purchase one additional common share for a period of eighteen months, at an exercise price of $1.00 on or before December 23, 2004 and at $1.35 on or before June 23, 2005. The Company paid the agent a cash commission of $76,000 and issued 145,000 common shares, at a recorded amount of $116,000. In addition, the Company granted the agent warrants to purchase 520,000 shares for a period of eighteen months, at $1.00 per share on or before December 23, 2004 and $1.35 on or before June 23, 2005; and

                  v) issued 200,000 common shares (2002 - 675,000 shares), at a fair value of $136,000 (2002 - $202,500) at the time of issue, under option agreements in Note 4.

         (b) A summary of the Company's stock options at December 31, 2003 and 2002 and the changes for the years ending on those dates is presented below:

                                                               2003                           2002
                                                    --------------------------     ---------------------------
                                                                      WEIGHTED                       WEIGHTED
                                                                       AVERAGE                        AVERAGE
                                                      OPTIONS         EXERCISE        OPTIONS        EXERCISE
                                                    OUTSTANDING         PRICE      OUTSTANDING         PRICE
                                                                          $                              $

                  Balance, beginning of year            681,400         0.33           338,000         0.14
                  Granted                               440,000         0.55           573,400         0.37
                  Exercised                            (218,000)        0.19          (230,000)        0.14
                  Cancelled / expired                    (5,000)        0.57                 -
                                                    -----------                    -----------
                  Balance, end of year                  898,400         0.47           681,400         0.33
                                                    ===========                    ===========

                  The following table summarizes information about the stock options outstanding and exercisable at December 31, 2003:

                  EXERCISE         NUMBER OF OPTIONS
                   PRICE              OUTSTANDING             EXPIRY DATE
                     $

                    0.15                  33,000              June 21, 2005
                    0.23                 171,000              July 15, 2005
                    0.52                 119,400              December 05, 2005
                    0.55                 140,000              December 19, 2005
                    0.57                 235,000              January 14, 2006
                    0.52                 200,000              August 21, 2005
                                         -------
                                         898,400
                                         =======

                             TUMI RESOURCES LIMITED
                         (an Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (Expressed in Canadian Dollars)


5.       SHARE CAPITAL (continued)

                  During fiscal 2002, the Company granted 373,400 stock options to its employees and directors and applied the intrinsic value based method of accounting. Had the Company followed the fair value based method of accounting in fiscal 2002, the Company would have recorded an additional compensation expense of $38,942 in respect of its employees and directors' stock options. Pro-forma loss and loss per share information determined under the fair value method in fiscal 2002 are as follows:

                                                                            $
                  Net loss for fiscal 2002
                      - as reported                                    (253,757)
                      - compensation expense                            (38,942)
                                                                   ------------
                      - pro-forma                                      (292,699)
                                                                   ============
                  Basic and diluted loss per share
                      - as reported                                       (0.09)
                      - pro-forma                                         (0.10)

                  The Company has also recognized compensation expense of $20,212 for stock options granted to consultants during fiscal 2002.

                  The fair value of stock options granted to employees, directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the year:
                                                    2003               2002

                  Risk-free interest rate           2.75%          3.46% - 3.55%
                  Estimated volatility           101% - 104%         78% - 79%
                  Expected life                   1.5 years          1.5 years


                  The weighted average fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the period to the Company's employees, directors and consultants was $0.60 (2002 - $0.11) per share.

                  Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

                  No stock  options  were granted by the Company  during  fiscal
                  2001.

         (c) As at December 31, 2003, the Company had outstanding warrants issued pursuant to private placements, which may be exercised to purchase 6,870,500 shares. The warrants expire at various times until June 23, 2005 and may be exercised at prices ranging from $0.20 per share to $1.35 per share.

                             TUMI RESOURCES LIMITED
                         (an Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (Expressed in Canadian Dollars)


5. SHARE CAPITAL (continued)

                  Details of warrants outstanding are as follows:

                                                           2003         2002
                                                          WARRANTS     WARRANTS
                                                        OUTSTANDING  OUTSTANDING

                  Balance, beginning of year             2,521,000            -
                  Issued pursuant to private placements  5,962,500    2,531,000
                  Exercised                             (1,613,000)     (10,000)
                                                        ----------   ----------
                  Balance, end of year                   6,870,500    2,521,000
                                                        ==========   ==========

                  The following table summarizes information about the warrants outstanding and exercisable at December 31, 2003:

                    EXERCISE        WARRANTS
                     PRICE         OUTSTANDING     EXPIRY DATE
                       $

                      0.20           415,000       May 27, 2004
                      0.40           280,000       Oct. 15, 2004
                      0.40           250,000       Dec. 13, 2004
                  0.45 / 0.55      1,440,000       Feb. 19, 2004 / Aug. 19, 2004
                  1.00 / 1.15        528,000       Mar. 04, 2004 / Mar. 04, 2005
                  1.00 / 1.35        937,500       Dec. 19, 2004 / Jun. 19, 2005
                  1.00 / 1.35      3,020,000       Dec. 23, 2004 / Jun. 23, 2005
                                   ---------
                                   6,870,500
                                   =========

         (d) As at December 31, 2003, 757,800 common shares are held in escrow and are released in equal semi- annual instalments of 252,600 common shares ending May 27, 2005.

         (e)      See also Note 12.


6.       INCOME TAXES

         Future income tax assets and liabilities of the Company as at December 31, 2003 and 2002 are as follows:

                                                         2003           2002
                                                           $              $
         Future income tax assets (liabilities)
              Losses carried forward                     813,000        321,000
              Share issue costs                          110,000         12,000
              Mineral property costs                    (558,000)      (209,000)
                                                     -----------    -----------
                                                         365,000        124,000
         Valuation allowance                            (365,000)      (124,000)
                                                     -----------    -----------
         Net future income tax asset                           -              -
                                                     ===========    ===========
                                      F -15

                             TUMI RESOURCES LIMITED
                         (an Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (Expressed in Canadian Dollars)


6.       INCOME TAXES (continued)


                                                         2003           2002
                                                           $              $
         Income tax rate reconciliation
         Combined federal and provincial income
            tax rate                                       37.6%          39.6%
                                                     ===========    ===========

                                                         2003           2002
                                                           $              $

         Expected income tax recovery                   (262,500)      (100,500)
         Foreign income tax rate differences              23,000         42,000
         Deductible mineral property cost additions     (275,600)      (247,500)
         Other                                            12,000         (6,000)
         Non-deductible stock-based compensation          75,400          8,000
         Unrecognized benefit of income tax losses       427,700        304,000
                                                     -----------    -----------
         Actual income tax recovery                            -              -
                                                     ===========    ===========

         As at December 31, 2003, the Company has accumulated non-capital losses and accumulated resource pools for Canadian income tax purposes of approximately $697,000, expiring from 2007 to 2010, and for Mexican income tax purposes of approximately US $512,000, which are available for application against future taxable income, the related benefits of which have not been recognized in these financial statements.


7.       RELATED PARTY TRANSACTIONS

         During fiscal 2003, the Company incurred $107,895 (2002 - $36,380; 2001
         - $4,405) for accounting, administration, consulting and management services provided by the President of the Company and by corporations controlled by a director of the Company. As at December 31, 2003, $48,404 (2002 - $2,558) remained unpaid and has been included in accounts payable and accrued liabilities.

         During fiscal 2002, the Company conducted a number of private placement financings in which officers and directors of the Company purchased 441,000 units for $116,580.

         See also Note 4(c) and 5(a).


8.       SEGMENTED INFORMATION

         The Company is involved in mineral exploration and development activities in Mexico and Peru. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of fiscal 2003 and 2002.

                             TUMI RESOURCES LIMITED
                         (an Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (Expressed in Canadian Dollars)


8. SEGMENTED INFORMATION (continued)

         The Company's total assets are segmented geographically as follows:


                                                                2003
                                      --------------------------------------------------------
                                                       PERUVIAN       MEXICAN
                                                        MINERAL        MINERAL
                                       CORPORATE      OPERATIONS     OPERATIONS       TOTAL
                                           $              $              $              $

         Current assets                 3,266,701            578         78,025      3,345,304
         Equipment                              -              -         11,476         11,476
         Option interests and deferred
              exploration costs                 -         92,564      1,472,373      1,564,937
                                      -----------    -----------    -----------    -----------
                                        3,266,701         93,142      1,561,874      4,921,717
                                      ===========    ===========    ===========    ===========


                                                                2002
                                      --------------------------------------------------------
                                                       PERUVIAN       MEXICAN
                                                        MINERAL        MINERAL
                                       CORPORATE      OPERATIONS     OPERATIONS       TOTAL
                                           $              $              $              $


         Current assets                   366,743            707         33,673        401,123
         Option interests and deferred
              exploration costs                 -         92,564        540,419        632,983
                                      -----------    -----------    -----------    -----------
                                          366,743         93,271        574,092      1,034,106
                                      ===========    ===========    ===========    ===========


9.       SUPPLEMENTAL CASH FLOW INFORMATION

         Non-cash investing and financing activities were conducted by the Company as follows:

                                                         2003           2002           2001
                                                          $              $              $

         Investing activity
              Shares issued for mineral claims          (136,000)      (202,500)             -
                                                     ===========    ===========    ===========


         Financing activities
              Shares issued for mineral claims           136,000        202,500              -
              Shares issued for finder's fees            120,698              -              -
              Share issue costs                         (120,698)             -              -
              Shares issued on exercise of stock
                  options                                  2,031          2,843              -
              Contributed surplus                         (2,031)        (2,843)             -
                                                     -----------    -----------    -----------
                                                         136,000        202,500              -
                                                     ===========    ===========    ===========

                             TUMI RESOURCES LIMITED
                         (an Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (Expressed in Canadian Dollars)


9.       SUPPLEMENTAL CASH FLOW INFORMATION (continued)

         Other supplemental cash flow information:

                                         2003            2002           2001
                                           $              $              $
         Interest paid in cash                  -              -              -
                                      ===========    ===========    ===========
         Income taxes paid in cash              -              -              -
                                      ===========    ===========    ===========


10.      FINANCIAL INSTRUMENTS

         a)       Concentration of Credit Risk

                  Financial instruments that potentially subject the Company to a significant concentration of credit risk are cash and cash equivalents and amounts receivable. The Company limits its exposure to credit loss by placing its cash and cash-equivalents with high credit quality financial institutions.

         b)       Fair value of financial instruments

                  The fair value of the Company's financial instruments consisting of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their carrying values.


11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         (a) The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from US GAAP. The material differences between Canadian and US GAAP and their effect on the Company's consolidated financial statements are summarized in the tables below.

                  CONSOLIDATED STATEMENTS OF LOSS

                                                     INCEPTION TO
                                                         2003           2003           2002           2001
                                                          $              $              $              $

                  Net loss under Canadian GAAP        (1,024,947)      (760,404)      (253,757)       (10,199)
                  Option interests and exploration
                       costs for the period (i)       (1,662,657)      (931,954)      (730,703)             -
                  Write-off of option interests
                       and exploration costs (i)          97,720              -         97,720              -
                  Other compensation (iv)                (40,220)       (27,800)       (12,420)             -
                                                     -----------    -----------    -----------    -----------
                  Net loss under US GAAP              (2,630,104)    (1,720,158)      (899,160)       (10,199)
                                                     ===========    ===========    ===========    ===========
                  Loss per share under US GAAP            $(0.23)        $(0.29)        $(0.01)
                                                     ===========    ===========    ===========
                  Weighted average shares outstanding
                        under US GAAP (v)              7,328,520      2,753,752      1,702,055
                                                     ============   ===========    ===========

                             TUMI RESOURCES LIMITED
                         (an Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (Expressed in Canadian Dollars)


11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  CONSOLIDATED BALANCE SHEETS

                                                                        2003           2002
                                                                         $              $

                  SHAREHOLDERS' EQUITY
                  Balance per Canadian GAAP                           4,782,864        971,552
                  Option interests and deferred exploration
                      costs expensed (i)                             (1,564,937)      (632,983)
                                                                    -----------    -----------
                  Balance per US GAAP                                 3,217,927       (338,569)
                                                                    ===========    ===========


                  OPTION INTERESTS
                  Balance per Canadian GAAP                             687,444        448,325
                  Option interests expensed under US GAAP (i)          (687,444)      (448,325)
                                                                    -----------    -----------
                  Balance per US GAAP                                         -              -
                                                                    ===========    ===========

                  DEFERRED EXPLORATION COSTS
                  Balance per Canadian GAAP                             877,493        184,658
                  Exploration costs expensed under US GAAP (i)         (877,493)      (184,658)
                                                                    -----------    -----------
                  Balance per US GAAP                                         -              -
                                                                    ===========    ===========

                  CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                     INCEPTION TO
                                                         2003           2003           2002           2001
                                                          $              $              $              $

                  OPERATING ACTIVITIES
                  Cash used per Canadian GAAP           (575,991)      (476,489)       (82,080)        (6,418)
                  Option interests and deferred
                      exploration costs (i)           (1,324,157)      (795,954)      (528,203)             -
                                                     -----------    -----------    -----------    -----------
                  Cash used per US GAAP               (1,900,148)    (1,272,443)      (610,283)        (6,418)
                                                     ===========    ===========    ===========    ===========
                  INVESTING ACTIVITIES
                  Cash used per Canadian GAAP         (1,900,148)      (795,854)      (528,203)             -
                  Option interests and deferred
                      exploration costs (i)           (1,900,148)       795,954        528,203              -
                                                     -----------    -----------    -----------    -----------
                  Cash provided (used) per US GAAP             -              -              -              -
                                                     ===========    ===========    ===========    ===========


                             TUMI RESOURCES LIMITED
                         (an Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (Expressed in Canadian Dollars)


11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  (i)      Option interests and deferred exploration costs

                           Option interests and deferred exploration costs are accounted for in accordance with Canadian GAAP as disclosed in Note 3. The Company has determined for US GAAP purposes to expense the option payments and exploration costs relating to unproven mineral claims as incurred. In addition, US GAAP requires that exploration costs not be capitalized until a positive feasibility study is completed. The capitalized costs of such claims would then be measured, on a periodic basis, to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral claims would be written down to net recoverable value on a discounted cash flow basis.

                  (ii)     Stock options

                           The Company grants stock options which reserves common shares for issuance to employees, directors and consultants. As described in Note 2, effective January 1, 2003, the Company adopted, on a prospective basis, the provisions of Section 3870 which is similar to the provisions of SFAS 123 "Accounting for Stock-Based Compensation" issued by the Financial Accounting Standards Board ("FASB"). The calculations of the stock-based compensation for fiscal 2003 and 2002 have been presented in Note 5(b).

                           During fiscal 2001, the Company granted stock options to its directors and employees to purchase shares of the Company. No compensation cost has been recognized for the options granted in 2001. Had compensation costs for the Company's stock options granted been determined based on the fair value at the grant date for awards during fiscal 2001 consistent with the provisions of SFAS 123, the Company's loss and loss per share would have been increased to the proforma amounts indicated below:

                                                                           $

                           Net loss under US GAAP                       (10,199)
                           Net loss - proforma                          (13,419)

                           Loss per share under US GAAP                   (0.01)
                           Loss per share - proforma                      (0.01)

                           The fair value of each option granted to an employee or director is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during fiscal 2001:

                           Risk-free interest rate                      3.37%
                           Expected volatility                           80%
                           Expected lives                             1.5 years

                             TUMI RESOURCES LIMITED
                         (an Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (Expressed in Canadian Dollars)


11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  (iii)    Income Tax

                           Under Canadian GAAP, deferred income tax assets relating to the potential benefit of income tax loss carryforwards are not recognized unless there is virtual certainty of realization of the benefit. US GAAP provides similar treatment, but requires the benefit be recognized and a valuation allowance be recognized to fully offset the deferred income tax asset.

                           As at December 31, 2003, the Company has fully reserved the $813,000 income tax benefit of operating loss carryforwards, by a valuation allowance of the same amount, because the likelihood of realization of the tax benefit cannot be determined. Of the total tax benefit, $492,000 is attributable to the year ended December 31, 2003.

                  (iv)     Private Placements of Common Stock

                           The Company conducted the majority of its equity financings pursuant to private placements. Under the policies of the TSXV, the Company may provide a discount off the market price of the Company's common stock. US GAAP does not permit a discount from the market price. US GAAP requires the recognition of the market value of the Company's common stock as a credit to share capital, with a charge to operations for the portion of the discount relating to equity financings conducted with officers and directors of the Company and a charge to shareholders' equity, as a capital distribution, for the discount relating to the remaining portion of the equity financings.

                           Under US GAAP, loss and capital distributions for the year ended December 31, 2003 would increase by $27,800 (2002 - $12,420) and $1,111,025 (2002 -
                           $72,080), respectively, and share capital, as at December 31, 2003 would increase by $1,223,325 (2002
                           - $84,500). There is no net change to shareholders' equity.

                  (v)      Escrow Shares

                           Canadian GAAP requires that issued shares subject to return or recall be excluded from the calculation of the weighted average number of shares outstanding until the conditions for return or recall are removed. It is the position of the United States Securities and Exchange Commission that all shares held under escrow be excluded from the weighted average number of shares calculation until they are released from escrow.

                           As at December 31, 2003, 757,800 common shares of the Company (2002 - 1,684,000 common shares) are held under escrow and are being released based on a time-based formula, as noted in Note 5(d). Under Canadian GAAP, all of the 757,800 (2002 - 1,684,000)
                           shares have been included in the calculation of the weighted average number of shares outstanding whereas, under US GAAP, only shares actually released from escrow have been included.

                             TUMI RESOURCES LIMITED
                         (an Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (Expressed in Canadian Dollars)


11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  (vi)     Exploration Stage

                           The Company is a mineral exploration company in the exploration stage and is considered a development stage company as defined by SFAS 7.

         (b)      New Accounting Standards

                  In May 2003, the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("SFAS No. 150"), which addresses how to classify and measure certain financial instruments with characteristics of both liabilities (or assets in some circumstances) and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of SFAS No. 150 on July 1, 2003 had no impact on the Company's financial position and results of operations.

                  In January 2003, the FASB issued Interpretation No. 46 "Consolidation of Variable Interest Entities" ("FIN No. 46") (revised December 2003). FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51 "Consolidated Financial Statements" to only certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the equity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003, and the variable interest entities obtained after that date. It applies at the end of the first annual reporting period beginning after June 15, 2003, to variable interests in which an enterprise holds a variable interest which was acquired before February 1, 2003. Adoption of FIN No. 46 on January 1, 2004 will not materially impact the Company's financial position or results of operations.

                  A similar guideline has been introduced in Canada, Accounting Guideline 15 "Consolidation of Variable Interest Entities". This guideline applies to annual and interim periods beginning on or after November 1, 2004. The Company is continuing to evaluate the potential impact of Accounting Guideline 15.

                  In July 2003, the CICA released Section 1100 "Generally Accepted Accounting Principles". This new section establishes standards for financial reporting in accordance with generally accepted accounting principles. It describes what constitutes Canadian GAAP and its sources, replacing "Financial Statement Concepts" paragraph 1000.59-61. Also, in July 2003, the CICA released Section 1400, "General Standards of Financial Statement Presentation". This section clarifies what constitutes fair presentation in accordance with Canadian GAAP. Both these sections are effective for fiscal years beginning on or after October 1, 2003 and the Company is currently evaluating their impact.

                             TUMI RESOURCES LIMITED
                         (an Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (Expressed in Canadian Dollars)


12.      SUBSEQUENT EVENTS

         Subsequent to December 31, 2003, the Company

         i) granted stock options to employees, directors and consultants to purchase 355,000 shares of the Company at a price of $1.16 per share, expiring January 19, 2007 and 50,000 shares of the Company at a price of $1.14, expiring on January 30, 2007; and

         ii) issued 1,432,670 common shares on the exercise of stock options and warrants for proceeds of $664,602.









                                      F -23