Form 20-F
period 2004-12-31
TUMI RESOURCES LTD
filed 2005-06-22
CIK 1191832

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

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

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

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report.
                18,371,060 COMMON SHARES AS OF DECEMBER 31, 2004

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

Item 17 [X]     Item 18 [ ]

GENERAL INFORMATION:

UNLESS OTHERWISE INDICATED, ALL REFERENCES HEREIN ARE TO CANADIAN DOLLARS.

                                    GLOSSARY

The Company is required under Canadian law (National Instrument 43-101 Standards Of Disclosure For Mineral Projects) ("NI 43-101") to calculate and categorize "mineral reserve", "proven mineral reserve", "probable mineral reserve", "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" under the Canadian Institute of Mining Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Reserves - Definitions and Guidelines adopted by the CIM in August 2000. These standards establish definitions and guidelines for the reporting of exploration information, mineral resources and mineral reserves in Canada. These definitions have not been adopted for use in the United States of America by the Securities and Exchange Commission. Under these guidelines, the CIM definitions of proven and probable reserves equate to the definitions of proven and probable reserves as set out in Guide 7 of the Securities Act Industry Guides. In addition, Canadian law requires disclosure of mineral resources that equate to measured, indicated and inferred resources.

The following is a glossary of geological terms used in this report:


                                        ADIT                horizontal shaft, or
                                                            passage.



AG                            silver

ANDESITE a fine grained intermediate volcanic rock composed of andesine and one or more mafic constituents.

ARGENTITE                     silver sulphide

ARGILLIC                      a  form  of   alteration   characterised   by  the
                              alteration of original minerals to clays.

AU                            gold

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

DIABASE an intrusive rock whose main constituents are feldspar and pyroxene.

DIAMOND DRILL                 a type of  rotary  drill in which the  cutting  is
                              done by  abrasion  using  diamonds  embedded  in a
                              matrix rather than by percussion. The drill cuts a
                              core  of  rock   which   is   recovered   in  long
                              cylindrical sections.

FELSIC an igneous rock having abundant light colored minerals as its constituents.

EPITHERMAL                    hydrothermal mineral deposit formed within about 1
                              kilometer of the earth's surface and within a temperature range of 50 to 200 degrees centigrade, occurring mainly as veins.

G/T                           grams per tonne

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

INDICATED RESOURCE            that  part  of  a  mineral   resource   for  which
                              quantity, grade or quality,  densities,  shape and
                              physical  characteristics  can be estimated with a
                              level  of  confidence   sufficient  to  allow  the
                              appropriate  application of technical and economic
                              parameters,   to   support   mine   planning   and
                              evaluation  of  the  economic   viability  of  the
                              deposit.  The  estimate is based on  detailed  and
                              reliable   exploration  and  testing   information
                              gathered  through   appropriate   techniques  from
                              locations  such  as  outcrops,   trenches,   pits,
                              workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

INDUCED POLARIZATION          the  method  used to  measure  various  electrical
(I.P.) METHOD                 responses to the passage of  alternating  currents
                              of  different   frequencies  through  near-surface
                              rocks or to the passage of pulses of electricity.

INFERRED RESOURCE

                              that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

INTRUSION                     general  term for a body of  igneous  rock  formed
                              below the surface.

KAOLINIZED                    replacement  or  alteration  of  minerals  to form
                              kaolin, a group of clay minerals.

M                             meters

MEASURED RESOURCE             that  part  of  a  mineral   resource   for  which
                              quantity,  grade  or  quality,  densities,  shape,
                              physical  characteristics  are so well established
                              that  they  can  be  estimated   with   confidence
                              sufficient to allow the appropriate application of
                              technical  and  economic  parameters,  to  support
                              production planning and evaluation of the economic
                              viability of the deposit. The estimate is based on
                              detailed  and reliable  exploration,  sampling and
                              testing  information  gathered through appropriate
                              techniques   from   locations  such  as  outcrops,
                              trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

MINERAL RESERVE               the  economically  mineable  part of a measured or
                              indicated  resource  demonstrated  by at  least  a
                              preliminary  feasibility  study.  This  study must
                              include    adequate    information    on   mining,
                              processing,   metallurgical,  economic  and  other
                              relevant factors that demonstrate,  at the time of
                              reporting,   that  economic   extraction   can  be
                              justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

MINERAL RESOURCE              a body of  mineralized  material which has not yet
                              been determined to be ore, and the potential for mining of which has not yet been determined;
                              categorized as possible, probable and proven, according to the degree of certainty with which their grade and tonnage are known; sometimes referred to as a "geological resource" or "mineral inventory".

PETROGRAPHIC                  the description and classification of rocks.

PORPHYRY                      rock  type  with   mixed   crystal   sizes,   i.e.
                              containing phenocrysts of one or more minerals.

PROBABLE(INDICATED) RESERVES reserves for which quantity and grade and/or (AS DEFINED IN SEC GUIDE 7) quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

PROBABLE RESERVE              the  economically  mineable  part of an indicated,
(AS DEFINED IN NS 43-101)     and in  some  circumstances  a  measured  resource
                              demonstrated by at least a preliminary feasibility
                              study.    This   study   must   include   adequate
                              information on mining, processing,  metallurgical,
                              economic,   and  other   relevant   factors   that
                              demonstrate,   at  the  time  of  reporting,  that
                              economic extraction can be justified.

PROFESSIONAL ASSOCIATION      for the purposes of the  definition of a Qualified
                              Person   below,    means   a   self-    regulatory
                              organization of engineers,  geoscientists  or both
                              engineers  and  geoscientists  that  (a) has  been
                              given  authority or  recognition  by statute;  (b)
                              admits  members  primarily  on the  basis of their
                              academic   qualifications   and  experience;   (c)
                              requires    compliance   with   the   professional
                              standards of competence and ethics established by the organization; and (d) has disciplinary powers, including the power to suspend or expel a member.

PROVEN (MEASURED) RESERVES    reserves for which (a)  quantity is computed  from
(AS DEFINED IN SEC GUIDE 7)   dimensions   revealed   in   outcrops,   trenches,
                              workings or drill holes; grade and/or quality are computed from the results of detailed sampling;
                              and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

PROVEN RESERVE                the  economically  mineable  part  of  a  measured
(AS DEFINED IN NS 43-101)     resource  demonstrated  by at least a  preliminary
                              feasibility   study.   This  study  must   include
                              adequate   information   on  mining,   processing,
                              metallurgical,   economic,   and  other   relevant
                              factors   that   demonstrate,   at  the   time  of
                              reporting, that economic extraction is justified.

PYRITE                        iron sulphide

QUALIFIED PERSON              an   individual   who  (a)  is  an   engineer   or
                              geoscientist   with  at   least   five   years  of
                              experience    in   mineral    exploration,    mine
                              development   or  operation  or  mineral   project
                              assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project and the technical report; and (c) is a member in good standing of a professional association.

RESERVES                      that  part of a  mineral  deposit  which  could be
(AS DEFINED IN SEC GUIDE 7)   economically and legally  extracted or produced at
                              the time of the reserve determination.

REVERSE CIRCULATION DRILLING  a type of  rotary  drill in which the  cutting  is done by an air powered percussion hammer and the crushed rock chips and dust are returned by air power through the central hollow part of the drill rods and collected at surface in a cyclone.

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

SULPHIDE                      a compound of sulphur with another element.

TAILINGS material rejected from a mill after recoverable valuable minerals have been extracted.

TUFF a rock made up mostly of compacted volcanic ash varying in size from fine sand to coarse gravel.

FORWARD LOOKING STATEMENTS

The Company cautions readers regarding forward looking statements found in the following discussion and elsewhere in this annual report and in any other statement made by, or on the behalf of the Company, whether or not in future filings with the SEC. Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Such statements may not prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, with respect to future business decisions, are subject to change. Without limiting the generality of the foregoing, such risks and uncertainties include interpretation of results and geology, results of pre-feasibility and feasibility studies, recovery, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in activities, delays in exploration activities, political risks involving doing business in other nations and the policies of these other nations, the inherent uncertainty of fluctuations in minerals or metals recovered at any property, if any, and failure to obtain adequate financing on a timely basis. See "Item 3. Key Information - Risk Factors". These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by or on behalf of the Company. The Company disclaims any obligation to update forward looking statements.

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



ITEM 3.  KEY INFORMATION.
--------------------------------------------------------------------------------

SELECTED FINANCIAL DATA

To date the Company has not generated any cashflow from operations to fund ongoing operational requirements and cash commitments. The Company has financed its operations principally through the sale of its equity securities. The Company currently has sufficient financial resources to undertake by itself all of its anticipated exploration activities and ongoing level of corporate activities for the ensuing year. However, exploration activities may change due to ongoing results and recommendations or the Company may acquire additional mineral properties, which may entail significant funding or exploration commitments. In the event that the occasion arises the Company may be required to obtain additional financing. It will continue to rely on the sale of its equity securities to provide funds for its activities. However, there is no assurance that it will be able to do so.

The selected financial data of the Company for the years ended December 31, 2004, 2003 and 2002, was derived from the financial statements of the Company which have been audited by D & H Group LLP, independent Chartered Accountants, as indicated in their report which is included elsewhere in this report. The selected financial data set forth for the years ended December 31, 2001 and 2002, are derived from the Company's audited consolidated financial statements, not included herein.

The information in the following table was extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading "Item 5. Operating and Financial Review and Prospects".

Reference is made to Note 11 of the Company's consolidated financial statements included herein for a discussion of the material differences between Canadian generally accepted accounting principles ("Canadian GAAP") and United States generally accepted accounting principles ("US GAAP"), and their effect on the Company's financial statements.


                                                                   YEAR ENDED DECEMBER 31,
                                           ------------------------------------------------------------------------
                                               2004            2003          2002           2001         2000(1)
                                           -------------   ------------  ------------   ------------  -------------

Interest Income                                  $41,932         $4,301        $5,459        $12,676        $10,126
General and Administrative Expenses             $922,548       $724,720      $159,794        $22,875        $10,713
Net (Loss)                                   $(2,315,049)     $(760,404)    $(253,757)      $(10,199)         $(587)
Total Assets                                  $5,450,179     $4,921,717    $1,034,106       $307,897       $306,405
Net Assets                                    $5,389,749     $4,782,864      $971,552       $304,797       $303,746
Capital Stock                                 $8,070,761     $5,529,478    $1,218,726       $315,583       $304,333
Weighted Average Number of Shares             16,535,570      8,417,122     3,050,643      1,702,055        908,219
Dividends per Share                                  Nil            Nil           Nil            Nil            Nil
Basic and Fully Diluted (Loss) per Share          $(0.14)        $(0.09)      $(0.09)         $(0.01)        $(0.00)


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

CONSOLIDATED STATEMENTS OF LOSS

                                                          INCEPTION TO
                                                              2004           2004           2003           2002
                                                               $              $              $              $

Net loss under Canadian GAAP                                (3,339,996)    (2,315,049)      (760,404)      (253,757)
Option interests and exploration costs for the period (i)   (4,407,690)    (2,745,033)      (931,954)      (730,703)
Write-off of option interests and exploration costs (i)      1,452,772      1,355,052              -         97,720
Other compensation (iv)                                        (40,220)             -        (27,800)       (12,420)
                                                          ------------   ------------   ------------   ------------
Net loss under US GAAP                                      (6,335,134)    (3,705,030)    (1,720,158)      (899,160)
                                                          ============   ============   ============   ============
Loss per share under US GAAP                                                   $(0.23)        $(0.23)        $(0.33)
                                                                         ============   ============   ============
Weighted average shares outstanding
    under US GAAP (v)                                                      15,966,701      7,328,520      2,753,752
                                                                         ============   ============   ============

CONSOLIDATED BALANCE SHEETS

                                                                             2004           2003
                                                                              $              $

SHAREHOLDERS' EQUITY

Balance per Canadian GAAP                                                   5,389,749      4,782,864
Option interests and deferred exploration costs expensed (i)               (2,954,918)    (1,564,937)
                                                                         ------------   ------------
Balance per US GAAP                                                         2,434,831      3,217,927
                                                                         ============   ============


OPTION INTERESTS

Balance per Canadian GAAP                                                   1,172,398        687,444
Option interests expensed under US GAAP (i)                                (1,172,398)      (687,444)
                                                                         ------------   ------------
Balance per US GAAP                                                                 -              -
                                                                         ============   ============

DEFERRED EXPLORATION COSTS

Balance per Canadian GAAP                                                   1,782,520        877,493
Exploration costs expensed under US GAAP (i)                               (1,782,520)      (877,493)
                                                                         ------------   ------------
Balance per US GAAP                                                                 -              -
                                                                         ============   ============


CONSOLIDATED STATEMENTS OF CASHFLOWS

                                                          INCEPTION TO
                                                              2004           2004           2003           2002
                                                               $              $              $              $

OPERATING ACTIVITIES

Cash used per Canadian GAAP                                 (1,221,183)      (645,192)      (476,489)       (82,080)
Option interests and deferred exploration costs (i)         (3,184,526)    (1,860,369)      (795,954)      (528,203)
                                                          ------------   ------------   ------------   ------------
Cash used per US GAAP                                       (4,405,709)    (2,505,561)    (1,272,443)      (610,283)
                                                          ============   ============   ============   ============

                                                          INCEPTION TO
                                                              2004           2004           2003           2002
                                                               $              $              $              $

INVESTING ACTIVITIES

Cash used per Canadian GAAP                                 (3,374,613)    (2,037,937)      (808,473)      (528,203)
Option interests and deferred exploration costs (i)          3,184,526      1,860,369        795,954        528,203
                                                          ------------   ------------   ------------   ------------
Cash provided (used) per US GAAP                              (190,087)      (177,568)       (12,519)             -
                                                          ============   ============   ============   ============

(i)      Option interests and deferred exploration costs

         Option interests and deferred exploration costs are accounted for in accordance with Canadian GAAP. The Company has determined for US GAAP purposes to expense the option payments and exploration costs relating to unproven mineral claims as incurred. In addition, US GAAP requires that exploration costs not be capitalized until a positive feasibility study is completed. The capitalized costs of such option interests would then be measured, on a periodic basis, to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the option interests would be written down to net recoverable value on a discounted cash flow basis.

(ii)     Stock options

         The Company grants stock options which reserves common shares for issuance to employees, directors and consultants. Effective January 1, 2003, the Company adopted, on a prospective basis, the provisions of
         Section 3870 which is similar to the provisions of Statement No. 123R ("SFAS 123R"), "Share-Based Payment", issued by the Financial Accounting Standards Board ("FASB").

         During fiscal 2002, the Company granted 573,400 stock options to its employees and directors and applied the intrinsic value based method of accounting. Had the Company followed the fair value based method of accounting in fiscal 2002, the Company would have recorded an additional compensation expense of $38,942 in respect of its employees and directors' stock options. Pro-forma loss and loss per share information determined under the fair value method in fiscal 2002 are as follows:

                                                     CANADIAN           US
                                                       GAAP            GAAP
                                                         $               $
         Net loss for fiscal 2002
             - as reported                             (253,757)       (899,160)
             - compensation expense                     (38,942)        (38,942)
                                                   ------------    ------------
             - pro-forma                               (292,699)       (938,102)
                                                   =============   ============
         Basic and diluted loss per share
             - as reported                                (0.09)          (0.33)
             - pro-forma                                  (0.10)          (0.34)

         The Company has also recognized compensation expense of $20,212 for stock options granted to consultants during fiscal 2002.

         The fair value of stock options granted to employees, directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during fiscal 2002:


                Risk-free interest rate                  3.46% - 3.55%
                Estimated volatility                       78% - 79%
                Expected life                              1.5 years

(iii)    Income Tax

         Under Canadian GAAP, deferred income tax assets relating to the potential benefit of income tax loss carryforwards are not recognized unless there is virtual certainty of realization of the benefit. US GAAP provides similar treatment, but requires the benefit be recognized and a valuation allowance be recognized to fully offset the deferred income tax asset.

         As at December 31, 2004, the Company has fully reserved the $649,000 income tax benefit of operating loss carryforwards, by a valuation allowance of the same amount, because the likelihood of realization of the tax benefit cannot be determined.

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

         Under US GAAP, loss and capital distributions for fiscal 2004 would increase by $nil (2003 - $27,800) and $1,111,025 (2003 - $1,111,025),
         respectively, and share capital, as at December 31, 2004 would increase by $1,223,325 (2003 - $1,223,325). There is no net change to shareholders' equity.

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

         The Company had previously issued common shares which were held under escrow and released pursuant to a time-based formula. As at December 31, 2004, all of these shares have been released. As at December 31, 2003, 757,800 shares (2002 - 1,684,000 shares) were held under escrow. Under Canadian GAAP, all of the escrowed shares have been included in the calculation of the weighted average number of shares outstanding whereas, under US GAAP, only shares actually released from escrow have been included.

(vi)     Exploration Stage

         The Company is a mineral exploration company in the exploration stage and is considered a development stage company as defined by SFAS 7.

NEW ACCOUNTING STANDARDS

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities", and an Interpretation of Accounting Research Bulletin No. 51 ("FIN 46"). FIN 46 establishes accounting guidance for consolidation of variable interest entities ("VIEs") by the primary beneficiary. FIN 46 applies to any business enterprise, public or private, that has a controlling interest, contractual relationship or other business relationship with a variable interest entity. In December 2003, the FASB issued Interpretation No. 46R ("FIN 46 R") which supersedes FIN 46 and is effective for all VIEs created after February 1, 2003, at the end of the first interim or annual reporting period ending December 15, 2003. FIN 46R is also applicable to all VIEs created prior to February 1, 2003, by public entities at the end of the first interim or annual reporting period ending after March 15, 2004. The Company has determined that it has no VIEs.

In June 2003, the Canadian Institute of Chartered Accountants ("CICA") issued a new accounting guideline ("ACG- 15"), "Consolidation of Variable Interest Entities", which is effective for interim and annual periods beginning on or after November 1, 2004. ACG-15 harmonizes the accounting treatment for variable interest entities with the US GAAP treatment under FIN 46R.

EXCHANGES OF NON-MONETARY ASSETS

In December 2004, the FASB issued Statement No. 153 ("SFAS 153"), "Exchanges of Non-monetary Assets". SFAS 153 replaces guidance previously issued under APB Opinion No. 29 ("Opinion 29"), "Accounting for Non-monetary Transactions", which was based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion 29, however, included certain exceptions to that principle. SFAS 153 amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005. The Company will comply with this guidance for any non-monetary transactions after the effective date for US GAAP purposes.

WHETHER MINERAL RIGHTS ARE TANGIBLE OR INTANGIBLE ASSETS

Effective for reporting periods beginning after April 29, 2004, the Emerging Issues Task Force ("EITF") released Issue 04-2, "Whether Mineral Rights are Tangible or Intangible Assets". The consensus was that mineral rights acquired on a business combination are tangible assets and should be recorded as a separate component of property, plant and equipment either on the face of the financial statements or in the notes. The Company has not been involved to date in a business combination but will comply with Issue 04-2 in the future as required.

MINING ASSETS:  IMPAIRMENT AND BUSINESS COMBINATIONS

Effective for reporting periods beginning after March 31, 2004, the EITF released Issue 04-3, "Mining Assets: Impairment and Business Combinations". The EITF reached consensus that an entity should include value beyond proven and probable reserves in the value allocated to mining assets in a purchase price allocation to the extent a market participant would include such value in determining the fair market value of the asset. The EITF also reached consensus that an entity should include the effects of anticipated changes in market prices of minerals when determining the fair market value of mining assets in a purchase price equation in a manner consistent with expectations of the marketplace.

An entity should also include cash flows associated with value beyond proven and probable reserves in estimates of future cash flows for determining if a mining asset is impaired under SFAS 144. An entity should also anticipate fluctuations in market prices when determining these cash flows.

The Company will comply with Issue 04-3 for any future business combinations and impairment reviews.

FINANCIAL INSTRUMENTS

On January 27, 2005, the CICA issued Section 3855, "Financial Instruments - Recognition and Measurement". It expands Section 3860, "Financial Instruments - Disclosure and Presentation", by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. All financial instruments will be required to be classified into various categories. Held to maturity investments loans and receivables are measured at amortized cost with amortization of premium or discounts and losses and impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet except that other than temporary losses due to impairment are included in net income. All other financial liabilities are to be carried at amortized cost. Implementation of Section 3855 will more closely align Canadian GAAP with US GAAP. The mandatory effective date is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. At present, the Company's most significant financial instruments are cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities. This new section requires little difference in accounting for these financial instruments from current standards.

HEDGE ACCOUNTING

New Section 3865, "Hedges", provides alternative treatments to Handbook Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. The effective date of this section is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. The Company does not currently have any hedging relationships.

COMPREHENSIVE INCOME

New Section 1530, "Comprehensive Income", introduces a new requirement to temporarily present certain gains and losses outside of income. Section 1530 defines comprehensive income as a change in value of net assets that is not due to owner activities. Assets that are classified as available for sale will have revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet. The effective date of this section is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. Implementation of Section 1530 will more closely align Canadian GAAP with US GAAP. The Company does not currently have any assets available for sale.

EXCHANGE RATE HISTORY

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one US dollar for the fiscal years ended December 31, 2004, 2003, 2002, 2001, and 2000.

        PERIOD                                                   AVERAGE

        January 1, 2004 - December 31, 2004                       0.7702
        January 1, 2003 - December 31, 2003                       0.7186
        January 1, 2002 - December 31, 2002                       0.6368
        January 1, 2001 - December 31, 2001                       0.6444
        January 1, 2000 - December 31, 2000                       0.6727

The following table sets forth high and low exchange rates for one Canadian dollar expressed in terms of one US dollar for the six-month period ended May 31, 2005.

        MONTH                                       HIGH           LOW

        May 2005                                   0.8082         0.7872
        April 2005                                 0.8233         0.7957
        March 2005                                 0.8322         0.8024
        February 2005                              0.8134         0.7961
        January 2005                               0.8346         0.8050
        December 2004                              0.8435         0.8064

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

The noon rate of exchange on May 31, 2005, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN $1.2512 (US $0.7992 = CDN$1.00).

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

IT IS UNLIKELY THAT ANY OF THE PROPERTY INTERESTS OWNED OR OPTIONED BY THE COMPANY WILL CONTAIN "RESERVES"; THEREFORE, IT IS LIKELY THAT THE FUNDS SPENT BY THE COMPANY ON ITS EXPLORATION ACTIVITIES WILL BE LOST.

All of the Company's property interests are in the exploration stage and do not contain any "reserves", as that term is defined in Industry Guide 7 adopted by the SEC. The term "reserves" is defined in Industry Guide 7 as "that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination." Industry Guide 7 is available from the SEC's website at http://www.sec.gov/divisions/corpfin/forms/industry.htm#sec guide7.

Mineral exploration involves significant risk and few properties that are explored are ultimately developed into producing mines. The probability of an individual prospect ever having reserves that meet the requirements of Industry Guide 7 is extremely remote. The Company's property interests, in all probability, do not contain any reserves and any funds spent on exploration of the Company's property interests will probably be lost. If any of the Company's exploration programs are successful, the Company will require additional funds to advance the property beyond the exploration stage. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. If the Company is unable to secure additional funding, the Company may lose its interest in one or more of its mineral claims and/or may be required to cease all activities.

IF THE COMPANY ISSUES SHARES OR OPTIONS TO ITS OFFICERS, DIRECTORS OR KEY EMPLOYEES, OR IF THE COMPANY OBTAINS FUNDING THROUGH THE SALE OF ADDITIONAL COMMON SHARES, THE SHAREHOLDERS WILL EXPERIENCE DILUTION.

The Company may in the future grant to some or all of its directors, officers, insiders and key employees options to purchase the Company's common shares as non-cash incentives to those employees. Such options may be granted at exercise prices equal to market prices, or at prices as allowable under the policies of the TSX Venture Exchange ("TSXV"), when the public market is depressed. To the extent that significant numbers of such options may be granted and exercised, the interests of then existing shareholders of the Company will be subject to additional dilution.

The Company is currently without a source of revenue and will most likely be required to issue additional shares for option interest payments, to finance its activities and, depending on the outcome of its proposed exploration programs, may issue additional shares to finance additional exploration programs on any or all of its projects or to acquire additional properties. The issuance of additional shares will cause the Company's existing shareholders to experience dilution of their ownership interests.

THE PRICE OF THE COMPANY'S COMMON SHARES IS SUBJECT TO MARKET FLUCTUATIONS AND VOLATILITY WHICH MAY NOT BE RELATED TO THE COMPANY'S OPERATIONS AND SUCH FLUCTUATIONS MAY IMPACT THE COMPANY'S ABILITY TO COMPLETE EQUITY FINANCINGS; IF THE COMPANY CANNOT COMPLETE ADDITIONAL EQUITY FINANCINGS, IT MAY NOT BE ABLE TO CONTINUE ITS OPERATIONS.

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly junior mineral exploration companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common shares fluctuated from a low of $0.26 to a high of $2.29 during the 12-month period ending May 31, 2005. Substantially all of the Company's financings have been conducted through the sale of its common stock. Continued price fluctuations will have a significant impact on the Company's ability to complete equity financings.

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

The projects in which the Company has interests are currently located in Mexico. During fiscal 2004 the Company also held interests in Peru. The Company is also reviewing other mineral claim interest opportunities which may be located in countries in Central America or South America. Mineral exploration activities in these foreign countries may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriations of property, environmental legislation and mine safety.

All of the Company's current mineral claim interests are located outside of Canada, in Mexico. As a result, such assets may be affected by government regulations and treaties, as well as by laws and policies of Canada affecting foreign trade, investment and taxation. In addition, it may be difficult to enforce judgments obtained in Canadian courts against assets located outside of Canada. As of December 31, 2004, the Company has capitalized $2,954,918 of acquisition and exploration costs relating to its mineral interests.

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

THE COMPANY'S OPERATIONS IN MEXICO SUBJECT THE COMPANY TO FOREIGN CURRENCY FLUCTUATIONS WHICH MAY INCREASE THE COMPANY'S EXPENSES AND, IN THE EVENT THE COMPANY ACHIEVES PROFITABILITY, REDUCE THE COMPANY'S PROFITABILITY.

The Company's operations in Mexico make it subject to foreign currency fluctuation and such fluctuation may adversely affect the Company's financial position and results. The Canadian dollar varies under market conditions. The Company's foreign subsidiaries comprise a direct and integral extension of the Company's operations. These subsidiaries are also entirely reliant upon the Company to provide financing in order for them to continue their activities. Consequently, the functional currency of these subsidiaries is considered by management to be the Canadian dollar and accordingly exchange gains and losses are included in net income. The Company maintains its cash and cash equivalent amounts primarily in Canadian denominated currencies. The Company does not currently engage in hedging activities. See "Item 5. Operating and Financial Review and Prospects."

CONFLICTS OF INTEREST MAY ARISE AMONG THE MEMBERS OF OUR BOARD OF DIRECTORS AND SUCH CONFLICTS MAY CAUSE THE COMPANY TO ENTER INTO TRANSACTIONS ON TERMS WHICH ARE NOT BENEFICIAL TO THE COMPANY.

Certain of the Company's directors are also directors, officers or shareholders of other companies. Some of the directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with the Company. Such associations may give rise to conflicts of interest from time to time. Such a conflict poses the risk that the Company may enter into a transaction on terms which could place the Company in a worse position than if no conflict existed. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the BUSINESS CORPORATIONS ACT (British Columbia) (the "BCBCA"). The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they many have in any project or opportunity of the Company. However, each director has a similar obligation to other companies for which such director serves as an officer or director. In order to avoid the possible conflict of interest which may arise between the directors' duties to the Company and their duties to the other companies on whose boards they serve, the directors and officers of the Company have agreed to the following:

1. participation in other business ventures offered to the directors will be allocated between the various companies and on the basis of prudent business judgment and the relative financial abilities and needs of the companies to participate;

2. no commissions or other extraordinary consideration will be paid to such directors and officers; and

3. business opportunities formulated by or through other companies in which the directors and officers are involved will not be offered to the Company except on the same or better terms than the basis on which they are offered to third party participants.

As of the date of this annual report all material conflicts of interests that arose between January 1, 2004 and March 31, 2005, have been described in "Item
7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest". Except as disclosed above, the Company has no specific internal policy governing conflicts of interest.

If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter, and the minutes of the meeting will reflect such disclosure and abstention from voting. In determining whether or not the Company will participate in any project or opportunity, the board of directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

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

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its key officer, Mr. David Henstridge, the President, Chief Executive Officer and a director of the Company. The loss of services of Mr. Henstridge could have a material adverse effect on the Company. The Company has not entered into employment agreements with any of its officers and is not expected to do so in the foreseeable future. The Company has not obtained key-man life insurance on any of its officers or directors. The Company's ability to recruit and retain highly qualified management personnel is critical to its success; if it is unable to do so this may materially affect the Company's financial performance.

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

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stock". Generally, penny stocks are equity securities with a price of less than US $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). If the Company's shares are traded for less than US $5 per share, as they currently are, the shares will be subject to the SEC's penny stock rules unless (1) the Company's net tangible assets exceed US $5,000,000 during the Company's first three years of continuous operations or US $2,000,000 after the Company's first three years of continuous operations; or (2) the Company has had average revenue of at least US $6,000,000 for the last three years. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prescribed by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Since the Company's shares are traded for less than US $5.00 per share, the Company's common stock is subject to the penny stock rules. Therefore, the holders of the common stock may find it difficult to sell the common stock of the Company. These rules may restrict the ability of brokers to sell the common stock and may reduce the secondary market for the common stock. A limited secondary market may result in a decrease in the value of the shares and/or a partial or total loss of an investor's investment.

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

The Company may be deemed to be a "Passive Foreign Investment Company" ("PFIC"). See "Item 10. Additional Information - Taxation." If the Company is deemed to be a PFIC, a United States holder of the Company's common shares would be required to pay an interest charge together with tax calculated at maximum tax rates on certain "excess distributions" (defined to include certain dividends from a PFIC and any gain on the sale of stock of a PFIC) unless such holder made an election either to (1) include in his or her taxable income his or her pro rata share of the PFIC's ordinary earnings and net capital gains under the Qualified Electing Fund rules or (2) mark to market his or her Company common shares at the end of each taxable year as set forth in Section 1296 of the Internal Revenue Code of 1986, as amended. The elections require certain conditions be met such as filing on or before the due date, as extended, for filing the shareholder's income tax return for the first taxable year to which the election will apply.


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

On March 29, 2004, the British Columbia legislature enacted the BCBCA and repealed the Company Act, which previously governed the Company. See "Item 10. Additional Information - Memorandum and Articles of Association".

The Company's common shares are listed for trading on the TSXV, which classifies listed companies into two different tiers based on standards, which include historical financial performance, stage of development, and financial resources of the listed company. Tier 1 is the TSXV's premier tier and is reserved for the TSXV's most advanced issuers with the most significant financial resources. Tier 1 issuers benefit from decreased filing requirements and improved service standards. The majority of the companies listed on the TSXV are Tier 2 companies. The Company trades on the TSXV under the symbol "TM" and is classified as a Tier 1 company.

Effective November 24, 2003, the Company's common stock was listed for quotation on the Over-the-Counter Bulletin Board (the "OTC Bulletin Board") operated by the National Association of Securities Dealers, where it currently trades under the symbol "TUMIF.OB".

The Company's registered, corporate and principal executive office is located at Suite 1305 - 1090 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3V7. The contact person is Mariana Bermudez, Corporate Secretary. The telephone number is (604) 669-0202; the facsimile number is (604) 683-1585. The Company maintains a website, www.tumiresources.com. The Company does not have a registered agent in the United States.

BUSINESS OVERVIEW

The Company is an exploration stage company exploring primarily for gold and silver. To date, the Company has not earned any production revenue, nor found any proved reserves on any of its properties. Since the completion of its original option agreement to acquire and explore a resource property in Peru, the Company has proceeded to enter into a number of option agreements to acquire interests in resource properties located in Peru and Mexico. The Company is currently focusing its financial resources in conducting an exploration program for gold and silver on the La Trini Property in Mexico.

DISPOSITIONS

During fiscal 2002, the Company determined to terminate its option agreement on the Los Lomas Properties and farmed out its option agreement on the Tinka Property. Accordingly, the Company recorded a $97,720 write-off of mineral claim costs on the Los Lomas Properties. The Company did not dispose of or abandon any property interests during fiscal 2003. During fiscal 2004, the Company determined to cease work on the Gran Cabarera and Jimenez del Teul properties, located in Mexico. Accordingly the Company wrote-off $1,262,488 of acquisition costs and related exploration costs. The Company also conducted a geological survey and drill program on the Cinco Minas Property in late 2004 and early 2005. Results were received in May 2005. Based on the results, the Company determined to cease further work in 2005. As a result, the Company recorded a write-off of $2,903,371 in the first quarter of 2005, reflecting the abandonment of the Cinco Minas Property. See "Item 4. Information on the Company - Principal Properties - Other Properties".

EXPLORATION EXPENDITURES

During the three months ended March 31, 2005, the Company incurred $117,635 for mineral property acquisition costs and $160,451 for exploration costs on its mineral property interests. During fiscal 2004, the Company incurred $1,387,277 for mineral property acquisition costs and $1,357,756 for exploration costs on its mineral property interests. During fiscal 2003, the Company incurred $239,119 for mineral property acquisition costs and $692,835 for exploration costs on its mineral property interests. During fiscal 2002, the Company incurred $463,325 for mineral property acquisition costs and $267,378 for exploration costs.

2005 EXPLORATION BUDGET

As of the date of this annual report, the Company anticipates that it will undertake further drilling and mining studies on the La Trini and Mololoa Properties. The Company's budget for this exploration work is US $300,000. The Company does not intend to undertake any further exploration on the San Jorge Property this year.

SALES AND REVENUE DISTRIBUTION

As of the date of this annual report, the Company has not generated any revenues from its mineral properties.

PRINCIPAL PROPERTIES

LA TRINI AND MOLOLOA, MEXICO

On November 30, 2004, the Company signed a letter agreement (the "La Trini LA") for the right to acquire a 100% interest in the La Trini and Mololoa mineral properties from Mr. Carlos N. Hornedo (the "Vendor"). The La Trini LA became effective March 23, 2005. In order for the Company to acquire its 100% interest, the Company has paid US $100,000 and must make payment installments of US $200,000 on November 30, 2005 and US $200,000 on November 30, 2006. The Vendor retains a 1% net smelter royalty ("NSR") and the Company has the exclusive right, at its own discretion, to reduce this NSR to 0.5% through a cash payment of US $1,000,000.

The La Trini and Mololoa properties total 356 hectares and are located in the Jalisco silver belt about 100 kilometres northwest of Guadalajara, Jalisco State, Mexico. [See location map on page 21.]

The La Trini property is accessed via freeway west from Guadalajara (see map, following page) to the turnoff to the town of Magdalena, a distance of approximately 94 kms. Access is continued through Magdalena along an older two-lane highway, that roughly parallels the freeway, to the Hostotipaquillo turn-off at km 108, then along this road for another 10 kms. An all-season gravel road turns west off this road just before the town of Hostotipaquillo and services the small communities of Monte del Favor, Michel and La Mesa. Approximately 25 kms west another junction heading north reaches Michel and La Mesa. The La Trini property is accessible via this route which is all-weather quality to La Mesa, but four-wheel-drive is needed for the last few kilometres. The distance from the last junction to La Trini is about 15 kms.

The Mololoa property is accessible the same way as described above up to the last junction to Michel and La Mesa. Instead of turning north, the easiest access is further west along the main road to Monte del Favor for another 6 kms. The Mololoa property is accessed via a rough, seasonal gravel road that heads west from Monte del Favor, a distance of about 2 kms. This road continues past the Mololoa property and is an alternate route to access the La Trini property.

i)       The La Trini Property

         The La Trini property lies within the Hostotipaquillo mining district and is underlain by the Tertiary Sierra Madre Occidental volcanic province and younger intrusive rocks. The La Trini property's silver/gold mineralization outcrops within a gently dipping, tabular, silicified rhyolite breccia and will be evaluated by the Company for open-pit mining. The Company has located two adits on the property but it is not known when or by whom they were emplaced. There is no power located on the property.

         As part of the Company's due diligence procedures, the Company has undertaken a limited sampling program to confirm historic results. A Company consultant visited La Trini and collected wall channel samples from five separate areas within one of the main adits. The samples were taken as closely as possible to samples collected in 1983 for comparative purposes. The owner supplied the results of the 1983 sampling program but the Company has no record of who took or who assayed the samples. The Company has been able to locate the underground positions of the 1983 samples listed in the table below as the sample sites are located and numbered in paint on the adit walls. The results received are shown in the table below:

                       COMPARATIVE        NUMBER OF
           AREA          SAMPLING          SAMPLES     WIDTH      Au*       Ag*
                                                        (m)      (g/t)     (g/t)

            1          Tumi Sampling          4         6         1.3       130
                       1983 Sampling          3         6         1.4       107
            2          Tumi Sampling          1         1.5       1.6       255
                       1983 sampling          1         1.5       5.0       395
            3          Tumi Sampling          1         1.35      8.0       440
                       1983 sampling          1         1.5       5.0       235

                 LOCATION MAP OF LA TRINI AND MOLOLOA PROPERTIES

                       [GRAPHIC OMITTED] [GRAPHIC OMITTED]

Omitted graphic is map of the states of Jalisco and Nayarit,Mexico showing the location of the La Trini and Mololoa properties in relationship to the Cinco Minas property and the cities of Puerto Vallarta,Tapic, Tequila and Guadalajara, with inset map of the country of Mexico showing location of Mexico City and Guadalajara. The scale is 1 inch equals 50 kilometres. The map has an arrow showing the direction of North.

                       COMPARATIVE        NUMBER OF
           AREA          SAMPLING          SAMPLES     WIDTH      Au*       Ag*
                                                        (m)      (g/t)     (g/t)

            4          Tumi Sampling          1         1.1       2.8       223
                       1983 Sampling          1         1.5       2.0       218
            5          Tumi Sampling          6         8.75      2.4       259
                       1983 Sampling          5         7.5       0.9       250

         * The Company's samples were fire assayed by International Plasma Labs Ltd. in Vancouver, Canada.

         The Company is encouraged by these results, and although there are some differences, management believes they generally confirm the reliability of the old data.

         The target horizon containing the La Trini property mineralization extends along strike for about 1,500 metres. The Company's management believes that the La Trini property's mineralized zone is prospective for silver/gold mineralization. In April 2005, the Company completed a first phase program of remapping and sampling of surface outcrops and channel sampling of all accessible underground workings. A total of 89 surface samples were taken from 23 sites along 240 metres of strike length of the mineralized zone. The samples ranged from 1.1 metres to
         3.8 metres, but most were 3 metres in length. Two adits, about 40 metres vertically apart, were reconditioned, and 110 channel samples were taken. Samples ranged from 1.05 metres to 2.6 metres but most samples were 2 metres wide. Mineralization consists of disseminated pyrite and argentite in a wide stockwork zone which dips gently to the north within felsic volcanics. All samples have been submitted for gold and silver assays.

         The Company intends to undertake a large diameter reverse circulation drill program in the latter part of the second quarter of 2005.

         As of the date of this report, the La Trini property is without known reserves and the Company's proposed program is exploratory in nature.

ii)      Mololoa

         The Mololoa claims lie several kilometres to the SE of the La Trini property, also within the Hostotipaquillo mining district, and is underlain by the by the Tertiary Sierra Madre Occidental volcanic province and younger intrusive rocks. The claims cover a number of old silver mines such as Mololoa, Mololoa 3, Mololoa 4, Tamara, Albarradon, Camichan and Soledad. They are all located on the Mololoa vein which is more than one kilometre in strike length. Historical records show silver is present as argentite and gold occurs free or associated with pyrite. The Company has not located any records of who mined or when these small mines were in operation and no production records have been found. There is no source of power on the claims. The Vendor has identified an exploration target for potential silver/gold mineralization based on historical underground sampling results not available to the Company. This target area is therefore conceptual but the Company intends to test the target with mapping, sampling and reverse circulation drilling.

         Recent surveys in the area have located twelve adit entrances to the old underground workings which will be progressively reopened, mapped and channel sampled. As well, mapping and sampling of surface outcrop will be undertaken looking for silver/gold targets amenable to open-pit type mining. On completion of this work program, the Company intends to undertake a large diameter reverse circulation drilling program on any targets identified.

         As of the date of this report, the Mololoa claims are without known reserves and the Company's proposed program is exploratory in nature.

The Qualified Person for the La Trini and Mololoa projects is David Henstridge, the President and Chief Executive Officer of the Company.

CINCO MINAS PROPERTY, MEXICO

PROPERTY AGREEMENTS

On July 6, 2002, the Company entered into a heads of agreement (the "Cinco Minas HOA") with Minera San Jorge S.A. de C.V. ("Minera San Jorge"), an arm's-length party, whereby the Company was granted an option to acquire up to a 100% working interest in Minera San Jorge's rights, title and interest in certain exploration and mining concessions (the "Cinco Minas Property") located in Mexico. On August 14, 2002, the Company and Minera San Jorge entered into a subsequent agreement (the "Cinco Minas Agreement"), which formalized the terms of the Cinco Minas HOA. The Cinco Minas Property consists of six mineral concessions totaling 527 hectares, located in Jalisco, Mexico. The Company also had the option to acquire a 100% interest in a further 10,862 hectares of concessions located with or near the Cinco Minas Property.

Under the terms of the Cinco Minas HOA the Company paid US$50,000 upon the signing of the agreement. In order to earn an initial 60% interest, the Company was required to fund a total of US$2.5 million in exploration expenditures, including option payments to concession holders and government concession taxes, including the completion of a feasibility study on or before May 23, 2005. The Company was also required to issue 1,100,000 shares (600,000 shares issued with a deemed value of $454,000) of the Company's common stock.

On May 18, 2005, the Company formally terminated the Cinco Minas HOA.

EXPLORATION ACTIVITIES IN FISCAL 2004

CINCO MINAS

In October 2004, an independent report (the "Report") was completed on the Cinco Minas property in Mexico. The Report has determined indicated and inferred silver and gold resources as follows:


CATEGORY         Ag Cut-off          Tonnes          Avg. Grade        Avg. Grade        Ounces Ag         Ounces Au
                    (g/t)          (millions)         Ag (g/t)          Au (g/t)        (millions)        (thousands)

Indicated            30               2.27             171.9              1.22             12.5              89.1
Inferred             30                0.4             137.9              1.07              1.8              13.8

The author of the Report (dated October 29, 2004), Mr. John Nebocat, P.Eng., is an independent Qualified Person pursuant to National Instrument 43-101 and the consulting geologist for the Company. The Report is available on the SEDAR website, www.sedar.com.

The classical "method of sections" technique was used and the salient parameters used in deriving the resource estimate were as follows:

- A 30 g/t Ag, stand-alone cut-off was used; gold was not converted to a silver-equivalent grade. Management has determined that at this time no additional meaningful information would be derived from calculating the resource utilizing a range of silver cut-off grades.

-    Polygonal  resource  blocks  were  extrapolated   midway  between  adjacent
     sections but not exceeding 25 metres from the section.

- Polygonal resource blocks that extend outside the mineralized envelope were extrapolated midway between the section contained within the mineralized envelope and the nearest section outside the mineralized envelope, again not exceeding 25 metres from the section.

- Where applicable, polygonal resource blocks within a section were extrapolated to a line that forms a symmetrical angular, or parallel, bisector between adjacent non-parallel or parallel drill holes, respectively.

- An indicated resource block is defined as one not exceeding 25 metres from either side of the mineralized intercept(s) along the section line and not exceeding 25 metres perpendicularly from either side of the section line.

- An inferred resource block is defined as one that occurs between 25 metres from, but not exceeding 50 metres from, a mineralized drill intercept. The inferred resource will be contiguous with an indicated resource block and will not exceed 25 metres perpendicularly from either side of the section line.

- If a defined, or interpreted, structure offsets projected mineralized blocks between adjacent drill holes in a section, the polygons are ended at the structural break instead of the angular or parallel bisector.

- If the maximum distance between adjacent mineralized drill holes in a section did not exceed 55 metres, then the extra 5 metres was included in the indicated resource category.

- A density of 2.6 grams/cubic centimetre was used for calculating the tonnages of the mineralized, in situ vein/rock matter.

- A density of 2.2 grams/cubic centimetre was used for calculating the tonnage of the mineralized backfill.

- Forty-three drill holes, totaling 3,637.5 metres, and twelve underground workings, totaling 115.05 metres, and a total of 835 samples, averaging 2 metres in width, were used in the resource estimate.

The resource estimate contained in the Report derives from the study of data from three drilling campaigns undertaken by the Company between March 2003 and July 2004. The first phase program consisted of a total of 1,941 metres drilled, which included 1,688 metres of reverse circulation (RC) and 253 metres of diamond drilling (DD). 450 drill core and chip samples, 37 check standards and 42 duplicates check samples, were analyzed. The second phase of the drilling campaign included 14 RC holes totaling 1,411 metres, 213 drill chip samples were analyzed, including 14 check samples and 20 check standards. The third and last drill program to date totaled 1,604.8 metres using RC drilling and from the 22 drill holes completed in this drill program, 404 drill chip samples, 43 standards and 99 check samples, were analyzed.

All the samples were sent to GM LACME Laboratories in Guadalajara for preparation and then sent to IPL (International Plasma Laboratories) in Vancouver for Au and Ag analysis by fire assay-atomic absorption method. Sample results greater than 1 g/t gold and silver values greater than 100 g/t were check assayed. During the first drill program two analytical sample standards, a gold standard and a silver standard, were introduced in the sample shipment sequence as roughly every tenth sample as well as duplicate check samples for each hole on average. For the second drill program approximately one duplicate check sample per drill hole was introduced in the sample shipment, and for the third drill programs there were a few more check samples introduced.

After a thorough technical evaluation, on May 18, 2005, the Company withdrew from the Cinco Minas HOA. Although a resource was established for the Cinco Minas Property, the results of a scoping study previously undertaken indicated a very high strip ratio for an open pit mining operation, such indication having been confirmed by in-house studies performed by the Company's technical consultants. Additionally, a review of an underground high-grade mining option gave resource numbers too low to be of interest to the Company, particularly when having to deal with a large number of historic open stopes. In summary, a combination of a very high strip ratio for an open pit, underground open stopes, and an option to earn only a 60% interest with high underlying holdings costs, made the Cinco Minas Property unattractive to the Company from an economic prospective.

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

Under the terms of the Gran Cabrera HOA, the Company would earn an initial 60% working interest by expending US $2.5 million over three years, on the Gran Cabrera or Cinco Minas properties, issuing a total of 750,000 shares (250,000 shares issued with a deemed value of $82,500) over three years and incurring minimum expenditures of US $75,000, US $100,000 and US $150,000 over three years on the Gran Cabrera Properties. The Company also had the right to purchase the remaining 40% interest in the Gran Cabrera Properties should a development area be identified.

A work program on the Gran Cabrera Properties was conducted in April 2004 and consisted of data recompilation, geological mapping and verification or extension of earlier channel sampling of vein, stockwork and breccia hosted precious metal mineralization, seeking ore grade mineralization suitable for open-pit mining. Based on the results, the Company determined to cease further work on the Gran Cabrera Prospect and, accordingly, during the 2004 fiscal year, wrote-off $608,002 of acquisition costs and exploration expenditures relating to the Gran Cabrera Prospect. Formal notification of termination of the Gran Cabrera HOA was made by the Company in March 2005.

OTHER PROPERTIES

JIMENEZ PROPERTY, MEXICO

On June 3, 2004, the Company entered into an option agreement (the "Jimenez HOA") over the Jimenez de Teul silver- gold property in Mexico (the "Jimenez Property"). The Jimenez Property, totaling 1,795 hectares, is located at the west- central side of Zacatecas state, near the Durango state border, approximately 130 kms due west of Fresnillo.

Under the terms of the Jimenez HOA, the Company had the right to acquire 100% interest in the Jimenez Property from Minera San Jorge by assuming Minera San Jorge's obligations to the underlying property owners for a total of US $1.75 million over three years and issuing, to Minera San Jorge, a total of 1 million shares (200,000 issued with a deemed value of $240,000 over a three year period.

During fiscal 2004, the Company proceeded to grid the main structural zone of interest centered on the Santa Clara Mine and conducted a detailed mapping and sampling program. The results of the program did not provide evidence of sufficient tonnages for large scale mining. Formal notification of termination of the agreement was made by the Company early in January 2005. The Company has written off $654,486 of acquisition and exploration costs as at December 31, 2004.

SAN JORGE, MEXICO

On August 16, 2004, the Company purchased two mineral concessions (the "San Jorge Concessions"), from Minera San Jorge, covering 3,919 hectares located in Zacatecas State, Mexico. Under the purchase agreement the Company paid $58,755 and issued 60,000 shares (with a deemed value of $66,000).

The San Jorge Concessions abuts the eastern edge of the Jimenez Property and is located approximately 130 kms due west of Fresnillo. The San Jorge Concessions are accessible by road. The property contains no known workings, power or infrastructure. The San Jorge Concessions are underlain by the same sequence of rocks hosting the Santa Clara mine on the Jimenez Property. Due to the negative results obtained from the Jimenez Property, the Company has no plans to conduct exploration on the San Jorge Concessions this year.

As of the date of this report, the San Jorge Concessions are without known reserves.

TINKA PROPERTY, PERU

On May 31, 2002,  the Company signed a letter of intent ("LOI") with, Mr. Robert
O. Plenge, over the Tinka Prospect, located in southern coastal Peru. Under the terms of the LOI, the Company would earn a 100% interest in the 2 claims (1,800 hectares) by issuing 250,000 common shares of the Company annually, over a three year period for a total of 750,000 shares (250,000 shares issued with a deemed value of $75,000.

On February 19, 2003, the Company entered into a heads of agreement (the "Tinka HOA") with Tinka Resources Ltd. ("Tinka Resources"), a publicly-traded company, of which certain of its directors and officers are also directors of the

Company, whereby the Company granted a 70% interest in the option on the Tinka Prospect. Under the option, Tinka Resources agreed to assume the Company's share issuance obligations through the issuance of a total of 500,000 common shares of Tinka Resources' share capital over three years. Tinka Resources was also required to fund a total of US $2.5 million in exploration expenditures, including underlying option payments and government taxes, over a three year period.

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

Tinka Resources also completed three reverse circulation drill holes in the area totalling 262 metres. One hole targeted known surface copper mineralization and two holes targeted HLEM anomalies. All three holes intersected a sequence of highly silicified, pyritic volcanics and all three holes intersected anomalous copper values.

On May 26, 2004, Tinka Resources notified the Company that it had determined to terminate the Tinka HOA. As a result, the Company reviewed its exploration priorities and determined to terminate the LOI. The Company wrote-off $92,564 of acquisition costs and related exploration expenditures during fiscal 2004.

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

                               ORGANIZATION CHART

                           |-------------------------|
                           |  TUMI RESOURCES LIMITED |
                           |    (British Columbia)   |
                           |------------|------------|
                                        |
                                        |
                                        |
                                        |
         |------------------------------|-----------------------------|
         |                              |                             |
         |                              |                             |
         |                              |                             |
|--------|--------|            |--------|--------|           |--------|--------|
|                 |            |                 |           |                 |
| TMXI Resources  |            | Compania Minera |           | Kay Metals Ltd. |
|  S.A. de C.V.   |            |   Cinco Minas   |           |    (Barbados)   |
|   (Mexico)      |            |   S.A. de C.V.  |           |       100%      |
|     100%        |            |     (Mexico)    |           |                 |
|                 |            |       60%       |           |                 |
|-----------------|            |-----------------|           |-----------------|

SUBSIDIARIES

The Company has three subsidiaries:

COMPANIA MINERA CINCO MINAS S.A. DE C.V. ("COMPANIA CINCO MINAS")

The Company is a recorded holder of 60% of the issued and outstanding common shares of Compania Cinco Minas, which was incorporated in Mexico on October 15, 2002. The remaining 40% of the issued and outstanding common shares of Compania Cinco Minas are held by Minera San Jorge, the optionor of the Cinco Minas Property and Gran Cabrera Properties. This 40% interest is held in trust by Minera San Jorge on behalf of the Company until the Company had earned its 60% option on either the Cinco Minas Property or Gran Cabrera Properties. With the termination of the option agreement on both the Cinco Minas and Gran Cabrera properties, the Company will proceed with the legal transfer of its 60% interest in Compania Cinco Minas to Minera San Jorge once certain non-Cinco Minas Property assets have been transferred out of Compania Cinco Minas.

TMXI RESOURCES S.A. DE C.V. ("TMXI")

The Company owns 100% of TMXI which was incorporated in Mexico on October 15, 2002. TMXI was set up to pursue the Company's mining business activities in Mexico, outside of its activities in Compania Cinco Minas. TMXI is the optionor of the La Trini and Mololoa properties and the owner of the San Jorge Concessions.

KAY METALS LTD. ("KAY METALS")

During fiscal 2004, the Company purchased 100% of the issued and outstanding common shares of Kay Metals, a Barbados company, from an arms-length public company. Kay Metals' sole asset is a registered ownership of a strata unit in a condominium located in Lima, Peru.

OTHER

During fiscal 2004, the Company disposed of its ownership of Tumi Resources S.A. ("Tumi Peru") to Tinka Resources Ltd. ("Tinka"), a publicly traded company with common directors and management. Tumi Peru was incorporated in Peru on July 8, 2002, and was set up to pursue the Company's mining activities in Peru. No activities had been conducted in Tumi Peru at the time of disposition.

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


ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.
--------------------------------------------------------------------------------

The following discussion of the results of operations of the Company for the fiscal years ended December 31, 2004, 2003, and 2002 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.

The Company's consolidated financial statements are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP except for the differences referred to in Note 11 of the consolidated financial statements of the Company included herein. The noon rate of exchange on May 31, 2005, reported by the United States Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars was CDN $1.2512 (US $0.0.7992 = CDN$1.00). As of the date of this report, the foreign currency fluctuations have not had a material impact on the Company's operations and the Company does not engage in any foreign currency hedging activities. The effects of inflation and price changes have not had a material impact on the Company's income or net sales revenues during the past three years. The Company does not use any financial instruments to hedge its foreign currency exposure.

OVERVIEW

The Company has been exclusively a natural resource company engaged in the business of exploration for metals and minerals. As of the date of this report, the Company has no producing properties and, consequently, has no current operating income or cash flow. The Company has not yet determined whether its properties contain ore reserves that are economically recoverable. As a result, the Company is considered an exploration stage company. There is no assurance that any property will prove to be mineable or, that if such a determination is made, that the Company will be able to secure financing for capital costs.

There are no governmental economic, fiscal, monetary or political policies or factors that have materially affected or could materially affect, directly or indirectly, the Company's operations or investments by U.S. shareholders.

The Company is actively reviewing additional resource properties and may make additional acquisitions through options, purchases or joint ventures. If so, significant additional financing may be required, and there is no assurance that funds would be available on terms acceptable to the Company or at all.

Nearly all of the Company's activities are directed to such exploration programs. Yearly variations in individual property expenditures generally reflect increases or decreases in specific exploration costs based on previous results and the Company's decisions regarding the allocation of exploration expenditures between properties.

The Company is presently exploring its properties for sufficient reserves to justify production. None of its properties are yet in production and, consequently, the properties do not produce any revenue. As a result there is little variation expected in operating results from year to year and little is to be expected until such time, if any, as the Company is able to advance its property interests beyond the exploration stage. The Company's level of exploration expenditures is dependent upon exploration results and the Company's ability to maintain sufficient financial resources.

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

The recoverability of amounts shown for mineral properties and deferred costs is dependent upon the discovery of economially recoverable reserves, completion of positive feasibility studies, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and advancement, if warranted, of such properties beyond the exploration stage, or from the disposition of such properties.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003

During fiscal 2004, the Company incurred a loss of $2,315,049 ($0.14 per share), an increase in loss of $1,554,645, compared to a loss of $760,404 ($0.09 per share) for fiscal 2003. A significant portion of the increase in loss in fiscal 2004 is attributed to the write-off of mineral resource interests and accounting of non-cash stock-based compensation on granting of stock options. During fiscal 2004, the Company wrote-off mineral resource interests totalling $1,262,488 on the Gran Cabrera and Jimenez del Teul prospects in Mexico and $92,564 on the Tinka Prospect in Peru. The Company did not write-off any properties in 2003. The Company also recorded a non-cash compensation expense of $417,441 (2003 - $262,995) relating to stock options granted.

Excluding stock based compensation, general and administrative expenses increased by $43,382, from $461,725 in fiscal 2003 to $505,107 in fiscal 2004. In general, costs increased in fiscal 2004 due to the increase in corporate and exploration activities. During fiscal 2004, the Company incurred salaries and benefits of $27,197 for a full-time employee, hired in January 2004, and $7,658 for office renovations for the new employee. Corporate development, investment conferences, shareholder costs and travel expenses increased significantly due to costs associated in increasing the Company's market awareness in Europe and participation in several investment conferences in the United States. Also during fiscal 2004, the Company was charged a total of $25,130 (2003 - $39,395) by Chase, a private corporation owned by, Mr. Nick DeMare, a director of the Company, for accounting and administrative services provided. During fiscal 2003, Chase provided significant accounting and professional services in the preparation of and on-going dealings with the Company's Form 20-F registration statement.

During fiscal 2004, the Company reported $41,932 of interest income compared to $4,301 in fiscal 2003. The interest income was generated from a short-term deposit held with an established financial institution, and increased due to higher levels of funds held in fiscal 2004 compared to fiscal 2003.

During fiscal 2004, the Company spent $1,860,369 on acquisition costs and exploration activities on its mineral interests. In total, the Company spent $1,237,558 on Cinco Minas, $149,570 on Gran Cabrera, $414,486 on Jimenez del Teul and $58,755 on San Jorge. Details of the exploration activities conducted in fiscal 2004 are described in "Item 4. Information on the Company." During fiscal 2003, the Company incurred a total of $808,452 on Cinco Minas and $12,498 on Gran Cabrera.

During fiscal 2004, the Company received $1,627,993 on the exercise of stock options and warrants. During fiscal 2003, a total of $3,816,000 was raised through private placements and $584,960 from the exercise of stock options.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

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

Excluding the stock-based compensation, general and administrative expenses of $461,725 were reported in fiscal 2003, an increase of $322,143 from $139,582 in fiscal 2002. In general, costs increased in fiscal 2003 due to the increase in corporate activities and Company funding. Accounting and administrative expenses incurred with Chase increased in fiscal 2003 by $19,015, from $20,380 in fiscal 2002 to $39,395 in fiscal 2003, due to increased levels of accounting with the overall increase in corporate and exploration activities, increased regulatory reporting and reporting obligations as a result of the filing of the Company's Form 20-F registration statement with the United States Securities and Exchange Commission. Audit and legal fees also increased substantially due to the preparation of the Company's Form

20-F registration statement. Consulting fees, office expenses and travel expenses increased in fiscal 2003 due to costs associated with increasing the Company's market awareness and corporate development. During this period, the Company participated in a number of trade conferences and management also traveled to Europe to meet with institutional investors. In fiscal 2002, the Company paid its President a total of $16,000 for his services. Effective January 1, 2003, the President's salary was increased to $5,000 per month. A total of $60,000 was paid in fiscal 2003. The Company also incurred $7,500 for consulting services provided during fiscal 2003 by a corporation owned by a director of the Company. During fiscal 2003, the Company paid $31,085 for fiscal advisory services provided. The Company records foreign exchange gains or losses on the settlement of accounts payable denominated in foreign currencies and on the unrealized gains or losses on the translation of foreign currencies held. During fiscal 2003, the Company recorded a foreign exchange loss of $39,985 compared to a loss of $1,702 in fiscal 2002.

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

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2004, the Company had working capital of $2,258,962. The Company believes that it currently has sufficient financial resources to undertake by itself all of its anticipated exploration activities and ongoing level of corporate activities for the ensuing year. However, exploration activities may change due to ongoing results and recommendations or the Company may acquire additional mineral properties, which may entail significant funding or exploration commitments. In the event that the occasion arises, the Company may be required to obtain additional financing. The Company has relied solely on equity financing to raise the requisite financial resources. While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financings should the need arise.

As of the date of the annual report, the Company has budgeted US $300,000 for further exploration work on the La Trini and Mololoa Properties and US $5,000 for holding costs on the San Jorge Concessions. The Company also anticipates spending approximately $550,000 during fiscal 2005 for administrative and other operating expenditures.

The Company does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

There are no material commitments for capital expenditures during fiscal 2005.

The Company holds the majority of its cash and cash equivalents in Canadian funds.

TREND INFORMATION

The Company is not aware of any trends which might affect its financial results or business.

RESEARCH AND DEVELOPMENT

During fiscal 2004, the Company incurred $1,387,277 for mineral property acquisition costs and $1,357,756 for exploration costs on its mineral property interests. During fiscal 2003, the Company incurred $239,119 for mineral property acquisition costs and $692,835 for exploration costs on its mineral property interests. During fiscal 2002, the Company incurred $463,325 for mineral property acquisition costs and $267,378 for exploration costs.

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


ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.
--------------------------------------------------------------------------------

DIRECTORS AND SENIOR MANAGEMENT

The names, positions held with the Company and terms of office of each director and officer of the Company as of the date of this annual report, are as follows:

                                                        TERM OF OFFICE
NAME                   POSITION WITH THE COMPANY        FOR EACH OFFICE HELD
----------------       -------------------------        -----------------------

DAVID HENSTRIDGE       President                        January 2000 to present
                       Chief Executive Officer          January 2000 to present
                       Director                         January 2000 to present

NICK DEMARE            Director                         January 2000 to present

HARVEY LIM             Director                         January 2000 to present

MARIANA BERMUDEZ       Corporate Secretary              May 2002 to present

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

David Henstridge (Age 57), President and Director

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

Nick DeMare (Age 50), Director

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

Harvey Lim (Age 46), Director

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

Mariana Bermudez (Age 30), Corporate Secretary

From 1994 to 2001, Mariana Bermudez was the Executive Assistant to the CEO of Peruvian Gold Limited ("Peruvian"). From March 2001 to September 2001, Ms.
Bermudez was employed as a legal assistant at Morton & Company, Vancouver, British Columbia. From October 2001 to December 2003 she was employed as a legal secretary with Farris Vaughan Wills and Murphy, Vancouver, British Columbia. Since January 2004, Ms. Bermudez has been employed by the Company. Ms. Bermudez attended Capilano College from 1992 to 1994 where she obtained an Administrative Assistant Certificate and has taken various courses related to the securities industry.

COMPENSATION

During fiscal 2004, the former and current directors and officers of the Company, as a group, had received or charged the Company a total of $115,030 for services rendered by the directors and officers or companies owned by the individuals.

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

"Named Executive Officers" means each Chief Executive Officer ("CEO") and each Chief Financial Officer ("CFO") of the Company, regardless of the amount of compensation of that individual, and each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000. In addition, disclosure is also required for any individual whose total salary and bonus during the most recent completed year exceeds $150,000, whether or not they were an executive officer at the end of the most recent fiscal year.

During fiscal 2004, the Company had one Named Executive Officer: David Henstridge, President, CEO and acting CFO (the "Named Executive Officer"). The following table sets forth all annual and long-term compensation awarded, paid to or earned by the Company's Named Executive Officer during fiscal 2004, 2003 and 2002:


                                                                    ---------------------------------------
                                                                             LONG TERM COMPENSATION
                                  ------------------------------    ---------------------------------------
                                      ANNUAL COMPENSATION                     AWARDS                PAYOUTS
                                  ------------------------------    ----------------------------    -------    ---------
                                                         OTHER                       RESTRICTED
------------------                                       ANNUAL      SECURITIES      SHARES OR                 ALL OTHER
    NAME AND            ----                             COMPEN-    UNDER OPTIONS/   RESTRICTED      LTIP       COMPEN-
PRINCIPAL POSITION      YEAR      SALARY      BONUS      SATION     SARS GRANTED     SHARE UNITS    PAYOUTS      SATION
------------------      ----      ------------------------------    ----------------------------    -------    ---------
                                    ($)        ($)         ($)           (#)             (#)          ($)          ($)

David Henstridge        2004      72,000       nil         nil       144,000 / n/a       n/a          nil          nil
President, CEO and      2003      60,000       nil         nil       690,000 / n/a       n/a          nil          nil
acting CFO              2002      16,000       nil         nil       251,400 / n/a       n/a          nil          nil
------------------      ----      ------------------------------    ----------------------------    -------    ---------

NOTES:

(1) Figures represent options granted during a particular year; see "Options and Stock Appreciation Rights" below for the aggregate number of options outstanding at year end.

LONG TERM  INCENTIVE  PLAN AWARDS - AWARD IN MOST RECENTLY  COMPLETED  FINANCIAL
YEAR

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Name Executive Officer during the Company's most recently completed financial year. A "Long- Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one financial year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

OPTIONS AND STOCK APPRECIATION RIGHTS

The following table sets forth stock options granted by the Company during fiscal 2004 to the Named Executive Officer of the Company:



                                                 % OF TOTAL                           MARKET VALUE OF
                               SECURITIES      OPTIONS GRANTED     EXERCISE OR     SECURITIES UNDERLYING
                             UNDER OPTIONS      IN FINANCIAL      BASE PRICE(2)  OPTIONS ON DATE OF GRANT   EXPIRATION
 NAME                         GRANTED (#)          YEAR(1)        ($/SECURITY)         ($/SECURITY)            DATE

David Henstridge                100,000             13.11             1.16                 1.45             Jan. 19/07
                                 44,000              5.77             0.84                 1.05             Jul. 05/07
                                -------             -----
                                144,000             18.88
                                =======             =====

NOTES:
(1)  Percentage of all stock options granted during the financial year.
(2) The exercise price of stock options was set according to the rules of the TSXV. The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company's share capital.

The following table sets forth details of all exercises of stock options during fiscal 2004 by the Named Executive Officer, and the financial year end value of unexercised options:



                                                                       UNEXERCISED          VALUE OF UNEXERCISED IN THE
                               SECURITIES                            OPTIONS/SARS AT             MONEY OPTIONS AT
                               ACQUIRED ON    AGGREGATE VALUE      FINANCIAL YEAR -END        FINANCIAL YEAR -END (1)
NAME                            EXERCISE          REALIZED     EXERCISABLE / UNEXERCISABLE  EXERCISABLE / UNEXERCISABLE
                                   (#)              ($)                    (#)                          ($)

David Henstridge                   nil              n/a               402,400 / n/a                140,602 / n/a



NOTE:
(1)  The closing price of the Company's shares on December 31, 2004 was $0.95.

TERMINATION OF EMPLOYMENT OR CHANGE OF CONTROL

The Company does not have any compensatory plan(s), contract(s) or arrangement(s) with respect to the resignation, retirement or any other termination of the Named Executive Officer's employment, a change of control of our company or a change in the Named Executive Officer's responsibilities following a change in control, which entitle a Named Executive Officer to receive from the Company an amount, including all period payments or installments, exceeding $100,000.

DIRECTOR COMPENSATION

CASH COMPENSATION

The Company does not compensate its directors in their capacities as such, although directors of the Company are reimbursed for their expenses incurred in connection with their services as directors. During fiscal 2004, the Company did, however, pay $25,130 for administrative, secretarial, accounting and bookkeeping services provided by personnel at Chase, a private company owned by Nick DeMare, a director of the Company, and $5,400 for office facilities provided by Chase. In addition, during fiscal 2004, the Company paid $12,500 for consulting services provided by DNG Capital Corp., a private company owned by Mr. DeMare.

NON-CASH COMPENSATION

The following table sets forth stock options granted by the Company during fiscal 2004 to the directors who are not the Named Executive Officer of the
Company:



                                                  % OF TOTAL                        MARKET VALUE OF
                                SECURITIES       OPTIONS/SARS                         SECURITIES
                                  UNDER           GRANTED TO                          UNDERLYING
                               OPTIONS/SARS      EMPLOYEES IN       EXERCISE OR     OPTIONS/SARS ON       EXPIRATION
NAME                             GRANTED        FINANCIAL YEAR      BASE PRICE     THE DATE OF GRANT         DATE
                                   (#)                (%)          ($/SECURITY)      ($/SECURITY)

Directors who are not             80,000             10.48             1.16              1.45             Jan. 19/07
the Named Executive              119,000             15.60             0.84              1.05             Jul. 05/07
Officer                          -------             -----
                                 199,000             26.08
                                 =======             =====

The following table sets forth details of all exercises of stock options during fiscal 2004 by the directors who are not the Named Executive Officer, and the financial year end value of unexercised options:



                                                                       UNEXERCISED          VALUE OF UNEXERCISED IN THE
                               SECURITIES                            OPTIONS/SARS AT             MONEY OPTIONS AT
                               ACQUIRED ON    AGGREGATE VALUE      FINANCIAL YEAR -END        FINANCIAL YEAR -END (1)
NAME                            EXERCISE          REALIZED     EXERCISABLE / UNEXERCISABLE  EXERCISABLE / UNEXERCISABLE
                                   (#)              ($)                    (#)                          ($)

Directors, as a group,           53,000            56,550             300,000 / n/a                106,210 / n/a
who are not the Named
Executive Officer


NOTE:
(1)  The closing price of the Company's shares on December 31, 2004 was $0.95.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS OF THE COMPANY

No director or senior officer of the Company, is or has been indebted to the Company or any of its subsidiaries at any time during the Company's last completed financial year, other than routine indebtedness.

EMPLOYMENT AGREEMENTS

The Company has no formal management contract with any of its officers or directors. During fiscal 2004, the Company paid Mr. David Henstridge a monthly amount of $5,000 for his services as President and CEO of the Company. Effective July 1, 2004, the monthly amount was increased to $7,000. The amount may be amended as Mr. Henstridge changes the amount of time he devotes to the activities of the Company. Chase, a private company owned by Nick DeMare, also charges the Company for services. See "Item 7. Majority Shareholders and Related Party Transactions - Related Party Transactions".

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

SHARE OWNERSHIP

The following table sets forth certain information regarding ownership of the Company's shares by the Company's officers and directors as of May 31, 2005.

                                                   SHARES AND RIGHTS
                                                     BENEFICIALLY
                                                        OWNED OR      PERCENT OF
TITLE OF CLASS    NAME AND ADDRESS OF OWNER           CONTROLLED(1)    CLASS (1)

Common Stock      David Henstridge                     1,542,600(2)      8.22%
                  Victoria, Australia

Common Stock      Nick DeMare                          1,050,275(3)      5.64%
                  Burnaby, British Columbia,
                  Canada

Common Stock      Harvey Lim                             186,500(4)      1.01%
                  Burnaby, British Columbia,
                  Canada

Common Stock      Mariana Bermudez                        99,000(5)      0.54%
                  Vancouver, British Columbia,
                  Canada

NOTES:
(1) Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from May 31, 2005, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 18,380,370 shares of common stock outstanding as of May 31, 2005.
(2) Includes 1,162,600 common shares held and options to acquire 380,000 common shares. See "Item 6. Directors, Senior Management and Employees - Stock Option Plan and Warrants."
(3) Includes 640,575 common shares held by Mr. DeMare directly and 159,700 common shares held by DNG Capital Corp. ("DNG"), a private company wholly-owned by Mr. DeMare. Also includes options to acquire 250,000 common shares held by Mr. DeMare directly. See "Item 6. Directors, Senior Management and Employees - Stock Option Plan and Warrants."
(4) Includes 36,500 common shares held and options to acquire 150,000 common shares. See "Item 6. Directors, Senior Management and Employees - Stock Option Plan and Warrants."
(5) Includes 24,000 common shares held and options to acquire 75,000 common shares. See "Item 6. Directors, Senior Management and Employees - Stock Option Plan and Warrants."

STOCK OPTION PLAN AND WARRANTS

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

As of May 31, 2005, an aggregate of 1,451,000 incentive stock options to purchase shares of the Company's common stock remain outstanding to the following persons:


                         NATURE            NO. OF     EXERCISE
OPTIONEE               OF OPTION          OPTIONS    PRICE/SHARE     EXPIRY DATE
                                                         $

David Henstridge       Director           100,000        0.23         Jul. 15/05
Nick DeMare            Director            41,000        0.23         Jul. 15/05
Harvey Lim             Director            30,000        0.23         Jul. 15/05
David Henstridge       Director            59,400        0.52         Dec. 5/05
David Henstridge       Director            30,000        0.55         Dec. 19/05
Harvey Lim             Director            10,000        0.55         Dec. 19/05
David Henstridge       Director            69,000        0.57         Jan. 14/06
Nick DeMare            Director            65,000        0.57         Jan. 14/06
Harvey Lim             Director            35,000        0.57         Jan. 14/06
Joseph Abbinante       Consultant           5,000        0.57         Jan. 14/06
Linda Liu              Consultant           7,000        0.57         Jan. 14/06
Rosanna Wong           Consultant           7,000        0.57         Jan. 14/06
Arabella Smith         Consultant           7,000        0.57         Jan. 14/06
Betty Moody            Consultant           5,000        0.57         Jan. 14/06
David Henstridge       Director           121,600        0.50         Apr. 8/08
Nick Nicholas          Consultant         200,000        0.50         Apr. 8/08
Mariana Bermudez       Employee            75,000        0.50         Apr. 8/08
Jorge Barnett Jr.      Consultant          50,000        0.50         Apr. 8/08
Harvey Lim             Director            75,000        0.50         Apr. 8/08
Nick DeMare            Director           144,000        0.50         Apr. 8/08
James MacNeil          Consultant         200,000        0.50         Apr. 8/08
Tito Montano           Consultant          30,000        0.50         Apr. 8/08
Paul Lopez             Consultant          10,000        0.50         Apr. 8/08
Andrew Carter          Consultant          25,000        0.50         Apr. 8/08
Gilyard Leathley       Consultant          50,000        0.50         Apr. 8/08
                                        ---------
TOTAL:                                  1,451,000
                                        =========

As of May 31, 2005, the directors and officers of the Company, as a group (4 persons), held options to purchase 855,000 shares of the Company's common stock.

WARRANTS

As of May 31, 2005, there were non-transferable common share purchase warrants exercisable for the purchase of 3,440,640 common shares, which expire at various times until June 23, 2005 and may be exercised at $1.35 per share, as follows:

  COMMON SHARES ISSUABLE                Exercise
 ON EXERCISE OF WARRANTS              PRICE/SHARE                EXPIRY
                                           $

          687,500                         1.35                   June 19, 2005
        2,753,140                         1.35                   June 23, 2005
        ---------
        3,440,640
        =========

As of May 31, 2005, the directors and officers of the Company, as a group (4 persons), held warrants to purchase nil shares of the Company's common stock.

There are no assurances that the option or warrants described above will be exercised in whole or in part.

EMPLOYEES

During fiscal 2004 the Company had two-full time employees, David Henstridge, the Company's President and CEO, and Mariana Bermudez the Company's Corporate Secretary, in the area of management and administration. During fiscal 2003 and 2002, the Company had one full-time employee, Mr. Henstridge in the area of management and administration. Corporate accounting, management and administration are provided, in part, by Chase, a company owned by Mr. Nick DeMare. Chase provides its services to a number of public and private companies and currently employs six full-time employees, including Mr. Lim (excluding Mr. DeMare). See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions". The Company also retains consultants to handle specific projects on a case by case basis. In the event the Company needs to employ personnel, it will need to recruit qualified personnel to staff its operations. The Company believes that such personnel currently are available at reasonable salaries and wages in the geographic areas in which the Company and its subsidiaries operate. There can be no assurance, however, that such personnel will be available in the future. Exploration activities are conducted by consultants, laborers and technicians hired for the duration of the exploration program.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
--------------------------------------------------------------------------------


PRINCIPAL HOLDERS OF VOTING SECURITIES

To the best of the Company's knowledge, it is not directly or indirectly owned or controlled by another corporation or by any foreign government. The following table sets forth certain information regarding ownership of the Company's shares by all persons who own five percent (5%) or more of the Company's outstanding shares, as of May 31, 2005.

                                                   SHARES AND RIGHTS
                                                     BENEFICIALLY
                                                        OWNED OR      PERCENT OF
TITLE OF CLASS    NAME AND ADDRESS OF OWNER           CONTROLLED(1)    CLASS (1)

Common Stock      David Henstridge                     1,542,600(2)      8.22%
                  Victoria, Australia

Common Stock      Nick DeMare                          1,050,275(3)      5.64%
                  Burnaby, British Columbia,
                  Canada

NOTES:
(1) Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from May 31, 2005, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 18,380,370 shares of common stock outstanding as of May 31, 2005.
(2) Includes 1,162,600 common shares held and options to acquire 380,000 common shares. See "Item 6. Directors, Senior Management and Employees - Stock Option Plan and Warrants."
(3) Includes 640,575 common shares held by Mr. DeMare directly and 159,700 common shares held by DNG Capital Corp. ("DNG"), a private company wholly-owned by Mr. DeMare. Also includes options to acquire 250,000 common shares held by Mr. DeMare directly. See "Item 6. Directors, Senior Management and Employees - Stock Option Plan and Warrants."

None of the Company's principal shareholders have different voting rights than any of the Company's other common shareholders.

ESCROW SHARES

No shares are held in escrow as of the date of this annual report.

CHANGES IN SHAREHOLDINGS

There have been no significant changes to the above listed persons' ownership.

CHANGE OF CONTROL

As of the date of this annual report, there are no arrangements know to the Company which may at a subsequent date result in a change of control of the Company.

UNITED STATES SHAREHOLDERS

As of May 31, 2005, there were approximately 12 registered holders of the Company's common shares in the United States, with combined holdings of 1,304,250 shares, representing 7.10% of the issued shares of the Company. The Company does not know how many beneficial shareholders it has in the United States, but management believes there are less than 300 such shareholders.

CONTROL BY FOREIGN GOVERNMENT OR OTHER PERSONS

To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person jointly or severally.

RELATED PARTY TRANSACTIONS

Other than as disclosed below, for the period from January 1, 2004 through March 31, 2005, the Company has not entered into any transactions or loans between the Company and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals' family;
(d) key management personnel and close members of such individuals' families; or
(e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

1. The Company has retained David Henstridge, the President, Chief Executive Officer and a director of the Company, to provide consulting and management services. See "Item 6. Directors, Senior Management and Employees - Compensation." In consideration therefor, Mr. Henstridge is currently paid a monthly fee of $7,000 and out-of-pocket disbursements incurred by Mr. Henstridge on behalf of the Company. Management believes the arrangement with Mr. Henstridge is fair to the Company. During fiscal 2002, 2003, 2004 and the three months ended March 31, 2005, the Company paid Mr. Henstridge $16,000, $60,000, $72,000 and $16,000 respectively, on account of professional services rendered by Mr. Henstridge.

2. The Company has retained Chase, a company wholly-owned by Mr. Nick DeMare, a director of the Company, to provide office premises, administrative, accounting and management services. In consideration therefor, Chase is paid based on services provided, which are billed at rates which Chase charges to unrelated third parties. Management believes the arrangement with Chase is fair to the Company and similar to terms which could be obtained from unrelated third parties. During fiscal 2002, 2003, 2004 and the three months ended March 31, 2005, the Company paid Chase $20,380, $40,395, $30,530 and $6,895 respectively.

3. During fiscal 2003 and 2004 and the three months ended March 31, 2005, the Company paid $7,500, $12,500 and $1,650 respectively, for consulting services provided by DNG Capital Corp., a private company owned by Nick DeMare.

See also "Item 6.  Directors, Senior Management and Employees - Compensation."

INDEBTEDNESS OF DIRECTORS, OFFICERS, PROMOTERS AND OTHER MANAGEMENT

During fiscal 2004 and the three month period ended March 31, 2005,  none of the
directors,   officers,  promoters  or  other  members  of  management  or  their associates or affiliates of the Company was indebted to the Company.

CONFLICTS OF INTEREST

The table below shows that certain directors of the Company are also directors, officers or shareholders of other companies which are engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time-to-time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they may have in any project or opportunity of the Company. However, each director has a similar obligation to other companies for which such director serves as an officer or director. The Company has no specific internal policy governing conflicts of interest. As of the date of this report, no conflicts of interest have arisen, except as described in "Item 7. Major Shareholders and Related Party Transactions." Where conflicts of interests arose, the directors of the Company disclosed their interests and abstained from voting on the transaction.

The following table identifies the name of each director of the Company and any company, which is a reporting issuer in Canada and the United States, and for which such director currently serves as an officer or director:


                                                                  COMMENCED
DIRECTOR           REPORTING ISSUER                 CAPACITY      SERVICE

David Henstridge   Mawson Resources Limited         Director      March 2004
                   Tinka Resources Limited          Director      March 2003

Nick DeMare        Aguila American Resources Ltd.   Director      January 2003
                   Andean American Mining Corp.     Director      August 2002
                                                    Secretary     December 1995
                   Baradero Resources Limited       Director      October 2002
                                                    President     September 2003
                   Dial Thru International Inc.     Director      January 1991
                   GGL Diamond Corp.                Director      May 1989
                   Global Energy Inc.               Director      September 2002
                   Golden Peaks Resources Ltd.      Director      January 1992
                   Goldmarca Limited                Director      September 2000
                   Goldminco Corporation            Secretary     May 2005

                   Gold Point Exploration Ltd.      Director &
                                                    President     August 2003
                   Halo Resources Ltd.              Director      January 1996
                                                    Chairman &
                                                    CFO           February 2005
                   Hilton Resources Ltd.            Director      October 1989
                                                    President &
                                                    CEO           July 2003
                   Kookaburra Resources Ltd.        Director      June 1988
                   Lariat Resources Ltd.            Director &
                                                    President     August 2002
                   Mawson Resources Limited         Director      March 2004
                   North American Oil & Gas Inc.    Director,
                                                    Secretary &
                                                    Treasurer     June 2001
                   Medina International Corp.       Director,
                                                    Secretary &
                                                    Treasurer     May 2002

                                                                  COMMENCED
DIRECTOR           REPORTING ISSUER                 CAPACITY      SERVICE

Nick DeMare        Mirasol Resources Ltd.           Director      February 2005
(continued)        Tinka Resources Limited          Director &
                                                    Secretary     October 2003

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


ITEM 8.  FINANCIAL INFORMATION.
--------------------------------------------------------------------------------

DESCRIPTION                                                                PAGE

Audited Consolidated Financial Statements for the Years Ended
December 31, 2004, 2003 and 2002                                     F-1 to F-24

SIGNIFICANT CHANGES

Subsequent to December 31, 2004, the Company terminated its option agreement on the Cinco Minas Property. See "Item 4. Information on the Company. Principal Properties - Cinco Minas Property, Mexico".

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


ITEM 9.  THE OFFER AND LISTING.
--------------------------------------------------------------------------------

PRICE HISTORY

The TSXV classifies listed companies into two different tiers based on standards, which include historical financial performance, stage of development, and financial resources of the listed company. Tier 1 is the TSXV's premier tier and is reserved for the TSXV's most advanced issuers with the most significant financial resources. Tier 1 issuers benefit from decreased filing requirements and improved service standards. The majority of the companies listed on the TSXV are Tier 2 companies. The Company trades on the TSXV under the symbol "TM" and is classified as a Tier 1 company.

There have been no trading suspensions imposed by the TSXV or any other regulatory authorities in the past three years.

The following table sets forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the TSXV, and predecessor exchanges, for the periods indicated:

                           TSXV STOCK TRADING ACTIVITY

                                                           SALES PRICE
                                                    ---------------------------
YEAR ENDED                       VOLUME                 HIGH            LOW
                                                    ------------   ------------
December 31, 2004            12,191,400                $2.29           $0.81
December 31, 2003             6,406,502                $1.79           $0.40
December 31, 2002             1,006,511                $0.69           $0.17
December 31, 2001               380,000                $0.24           $0.09
December 31, 2000*            1,975,000                $0.36           $0.21

*  The Company's common stock commenced trading on the TSXV on June 22, 2000.

                                                           SALES PRICE
                                                    ---------------------------
QUARTER ENDED                    VOLUME                 HIGH            LOW
                                                    ------------   ------------
March 31, 2005                1,726,700                $0.94           $0.43
December 31, 2004             1,582,300                $1.30           $0.81
September 30, 2004            2,334,400                $1.40           $0.83
June 30, 2004                 2,552,900                $2.29           $0.91
March 31, 2004                5,721,800                $1.90           $1.27
December 31, 2003             3,679,700                $1.79           $0.77
September 30, 2003              954,600                $0.95           $0.40
June 30, 2003                   472,920                $0.90           $0.41
March 31, 2003                1,299,282                $1.35           $0.59

                                                           SALES PRICE
                                                    ---------------------------
MONTH ENDED                      VOLUME                 HIGH            LOW
                                                    ------------   ------------
May 31, 2005                    719,300                $0.40           $0.26
April 30, 2005                  553,900                $0.50           $0.36
March 31, 2005                  908,800                $0.69           $0.43
February 28, 2005               483,000                $0.77           $0.66
January 31, 2005                334,900                $0.94           $0.62
December 31, 2004               509,000                $1.10           $0.81

On November 24, 2003, the Company's common shares were approved for quotation on the Over-the-Counter Bulletin Board ("OTC") system operated by the National Association of Securities Dealers. The Company currently trades on the OTC under the symbol "TUMIF.OB". The following tables set forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the OTC system for the periods indicated:

                             OTC-BB TRADING ACTIVITY

                                                         SALES PRICE (US$)
                                                    ---------------------------
YEAR ENDED                       VOLUME                 HIGH            LOW
                                                    ------------   ------------
December 31, 2004             6,544,833                $1.75           $0.66
December 31, 2003*                    0                $0.00           $0.00

*  The Company's common stock commenced trading on the OTC on November 24, 2003.

                                                         SALES PRICE (US$)
                                                    ---------------------------
QUARTER ENDED                    VOLUME                 HIGH            LOW
                                                    ------------   ------------
March 31, 2005                1,282,647                $0.80           $0.35
December 31, 2004             1,150,227                $1.05           $0.66
September 30, 2004            1,303,850                $1.10           $0.70
June 30, 2004                 1,707,410                $1.75           $0.66
March 31, 2004                2,383,346                $1.50           $0.95
December 31, 2003*                    0                $0.00           $0.00

*  The Company's common stock commenced trading on the OTC on November 24, 2003.

                                                         SALES PRICE (US$)
                                                    ---------------------------
MONTH ENDED                      VOLUME                 HIGH            LOW
                                                    ------------   ------------
May 31, 2005                    276,000                $0.32           $0.19
April 30, 2005                  233,822                $0.40           $0.29
March 31, 2005                  416,089                $0.57           $0.35
February 28, 2005               663,444                $0.63           $0.43
January 31, 2005                203,114                $0.80           $0.60
December 31, 2004               324,712                $1.00           $0.78

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

On March 29, 2004, the British Columbia legislature enacted the BCBCA and repealed the Company Act, which previously governed the Company. Under the BCBCA, all companies, which were incorporated, amalgamated or continued under the Company Act, must be transitioned under the BCBCA within two years and the Company's Board of Directors has taken the necessary steps in regard to this requirement. The BCBCA removes many of the restrictions contained in the Company Act, including restrictions on the residency of directors, the place of annual general meetings and limits on authorized share capital, as well, the BCBCA uses new forms and terminology and has replaced the Memorandum with a Notice of Articles.

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

D.       RETIREMENT  AND   NON-RETIREMENT   OF  DIRECTORS  UNDER  AN  AGE  LIMIT
         REQUIREMENT.

         There are no such provisions applicable to the Company under its Articles, Notice of Article or the BCBCA.

E.       NUMBER OF SHARES REQUIRED FOR A DIRECTOR'S QUALIFICATION.

         A director of the Company shall not be required to hold a share in the capital of the Company as qualification for his office.

DESCRIPTION OF COMMON SHARES

The authorized capital of the Company consists of an unlimited common shares without par value. A complete description is contained in the Company's Articles.

A total of 18,380,370 common shares were issued and outstanding as of May 31, 2005. All of the common shares of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all shareholder meetings and to attend and vote at such meetings. Each common share carries with it the right to one vote. The common shares do not have preemptive or conversion rights. In addition, there are no sinking fund or redemption provisions applicable to the common shares.

The declaration of dividends on the common shares of the Company is within the discretion of the Company's Board of Directors. The Company has not paid any dividends on its common shares and has no policy with respect to the payment of dividends.

The Company's issued and outstanding common shares are not subject to further capital calls by the Company and there are no provisions in the Company's Notice of Articles, Articles or in the BCBCA discriminating against any existing or prospective holder of the Company's common shares as a result of such shareholder owning a substantial number of shares.

Neither of the Notice of Articles or Articles of the Company have any limitations on non-resident or foreign ownership of the Company's common shares, or provisions governing the ownership threshold above which shareholder ownership must be disclosed.

The BCBCA provides that the rights and provisions attached to any class of shares may not be prejudiced or interfered with unless consented to by separate resolution passed by a majority of not less than 2/3.

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

Under the BCBCA, unless the articles of the company otherwise provide, the vote at a shareholder meeting shall be conducted by a show of hands, unless a poll of votes is requested by a shareholder or proxy holder. Under the Securities Act (British Columbia), the Chairman of the meeting is required to conduct a poll of votes in the event the Company receives proxies voting against the action to be taken totalling more than 5% of all voting rights attached to all securities that are entitled to be voted and to be represented at the meeting. On a show of hands, every person who is present and entitled to vote shall have one vote and on a poll every person shall have one vote for each share he/she is the registered holder and may exercise such vote either in person or by proxy holder.

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

MATERIAL CONTRACTS

The following are material contracts entered into by the Company during the two years preceding the date of this annual report:

1. Tinka HOA dated February 19, 2003, among the Company and Tinka Resources. See "Item 4. Information on the Company - Other Properties".

2. Jimenez HOA, effective June 18, 2004, among the Company and Minera San Jorge. See "Item 4. Information on the Company - Other Properties".

3.       La Trini LA, dated  November 30, 2004,  among the Company and Carlos N.
         Hornedo.   See  "Item  4.   Information  on  the  Company  -  Principal
         Properties".

4. Stock Option Plan dated June 17, 2004. See "Item 6. Directors, Senior Management and Employees. Stock Option Plan and Warrants - Stock Option Plan".

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


ITEM 15.  CONTROLS AND PROCEDURES
--------------------------------------------------------------------------------

An evaluation was performed under the supervision and with the participation of the Company's management, including Mr. Henstridge, the Company's President, Chief Executive Officer and acting Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a- 15(b) and 15d-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act") as of December 31, 2004. Based upon that evaluation, Mr. Henstridge concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

During fiscal 2004, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.


ITEM 16.  [RESERVED]
--------------------------------------------------------------------------------

Not applicable.


ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.
--------------------------------------------------------------------------------

The Board of Directors has determined that the Company has at least one audit committee financial expert, Mr. Nick DeMare, who serves on the Company's audit committee. Mr. DeMare is not considered to be an "independent director" as that term is defined in Rule 4200(a)(15) of the National Association of Securities Dealers.


ITEM 16B.  CODE OF ETHICS.
--------------------------------------------------------------------------------

The Company has not adopted a code of ethics that applies to the Company's principal executive officer, principal financial officer, principal accounting officer, or controller, or persons performing similar functions. Given the Company's current operations, management does not believe a code of ethics is necessary at this stage of the Company's development.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.
--------------------------------------------------------------------------------

AUDIT FEES

For fiscal 2004 and 2003, the Company's principal accountant billed $18,184 and $12,053, respectively, for the audit of the Company's annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

AUDIT-RELATED FEES

For fiscal 2004 and 2003, the Company's principal accountant billed $nil and $6,628, respectively, for services that were reasonably related to the performance of the audit or review of the Company's financial statements for the Company's initial filing of its Form 20-F registration statement.

TAX FEES

For fiscal 2004 and 2003, the Company's principal accountant billed $nil and $nil, respectively, for tax compliance, tax advice, and tax planning services.

ALL OTHER FEES

For fiscal 2004 and 2003, the Company's principal accountant billed $nil and $438, respectively, for computer services.

PRE-APPROVAL POLICIES AND PROCEDURES

Prior to engaging the Company's accountants to perform a particular service, the Company's audit committee obtains an estimate for the service to be performed. The Company's audit committee reviews and pre-approves all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services provided by the Company's external auditors. Provided the pre-approval of the non-audit services is presented to the audit committee's first scheduled meeting following such approval such authority may be delegated by the audit committee to one or more independent members of the audit committee. The audit committee in accordance with procedures for the Company approved all of the services described above.

At no time during the last two completed fiscal years has the Company relied on the waiver in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

PRINCIPAL ACCOUNTANT SERVICES

To the best of the Company's knowledge, the percentage of hours expended on the Company's principal accountant's engagement to audit the Company's financial statements for the fiscal year ended December 31, 2004, that were attributed to work performed by persons other than the principal accountant's full-time permanent employees was less than fifty percent (50%).


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

See pages F-1 through F-24.


ITEM 18.  FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------

Not applicable.


ITEM 19.  EXHIBITS.
--------------------------------------------------------------------------------

     EXHIBIT
     NUMBER       DESCRIPTION

       1.1 Certificate of Change of Name from Planex Ventures Ltd. to Tumi Resources Limited (1)

       1.2 British Columbia Registrar of Companies Form 19 - Special Resolutions and Altered Memorandum (1)

       1.3        Memorandum of Planex Ventures Ltd. (1)

       1.4        Articles of Planex Ventures Ltd. (1)

       2.1        Stock Option Plan dated June 17, 2004 (2)

       4.1 Documents Relating to the Option to Acquire a 100% Interest in the Cinco Minas Property (1)

       4.2 Heads of Agreement to the Option to Acquire a 60% Interest in the Gran Cabrera Properties (1)

       4.3 Letter of Intent to the Option to Acquire a 100% Interest in the Tinka Property (1)

       4.4        Heads  of  Agreement  to  Grant a 70%  Interest  in the  Tinka
                  Property (1)

       4.5 Head of Agreement to the Option to Earn a 100% Interest in the Jimenez Property (2)

       4.6 Letter Agreement to the Option to Acquire a 100% Interest in the La Trini and Mololoa Properties

       8.1        List of Subsidiaries

      12.1        Certification of David Henstridge Pursuant to Rule 13a-14(a)

      13.1        Certification  of  David  Henstridge  Pursuant  to  18  U.S.C.
                  Section 1350

     (1) Previously filed as an exhibit to the Company's Registration Statement on Form 20-F/A Amendment No. 1, filed with the Commission on April 25, 2003. File number 0-50244.

     (2) Previously filed as an exhibit to the Company's Registration Statement on Form 20-F, filed with the Commission on June 25, 2004. File number 0-50244.

                                   SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                     TUMI RESOURCES LIMITED.

Dated:   JUNE 16, 2005               /s/   DAVID HENSTRIDGE
                                     David Henstridge,
                                     President, Chief Executive Officer,
                                     acting Chief Financial Officer and Director

                                     /s/   NICK DEMARE
                                     Nick DeMare,
                                     Director

--------------------------------------------------------------------------------




                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                        DECEMBER 31, 2004, 2003 AND 2002

                         (EXPRESSED IN CANADIAN DOLLARS)


--------------------------------------------------------------------------------

                                                                           D & H
                                                                           GROUP
                                                                       CHARTERED
                                                                     ACCOUNTANTS



AUDITORS' REPORT


To the Shareholders of
Tumi Resources Limited


We have audited the consolidated balance sheets of Tumi Resources Limited as at December 31, 2004 and 2003 and the consolidated statements of loss and deficit and cash flow for the years ended December 31, 2004, 2003 and 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and cash flow for the years ended December 31, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected assets and shareholders' equity as at December 31, 2004 and 2003 and results of operations for the years ended December 31, 2004, 2003 and 2002 to the extent summarized in Note 11 to the consolidated financial statements.

On March 7, 2005 we reported separately to the shareholders of Tumi Resources Limited on consolidated financial statements as at and for the years ended December 31, 2004 and 2003, audited in accordance with Canadian generally accepted auditing standards.


Vancouver, B.C.                                          /s/ D&H GROUP LLP
March 7, 2005
                                                        CHARTERED ACCOUNTANTS


                                 D & H Group LLP
               A British Columbia Limited Liability Partnership of
        Corporations A Member of BHD Association with affiliated offices across Canada and Internationally
      10th Floor, 1333 West Broadway, Vancouver, BC V6H 4C1 WWW.DHGROUP.CA
                          F 604-731-9923 T 604-731-5881

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEETS
                        AS AT DECEMBER 31, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)



                                                       2004            2003
                                                         $               $

                                     ASSETS

CURRENT ASSETS

Cash and cash equivalents                             2,218,301       3,273,437
Amounts receivable and prepaids                         101,091          71,867
                                                   ------------    ------------
                                                      2,319,392       3,345,304
                                                   ------------    ------------
PROPERTY AND EQUIPMENT (Note 3)                         175,869          11,476

OPTIONS TO ACQUIRE INTERESTS IN
    UNPROVEN MINERAL CLAIMS (Note 4)                  1,172,398         687,444

DEFERRED EXPLORATION COSTS (Note 4)                   1,782,520         877,493
                                                   ------------    ------------
                                                      5,450,179       4,921,717
                                                   ============    ============


                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                 60,430         138,853
                                                   ------------    ------------


                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 5)                                8,070,761       5,529,478

CONTRIBUTED SURPLUS                                     658,984         278,333

DEFICIT                                              (3,339,996)     (1,024,947)
                                                   ------------    ------------
                                                      5,389,749       4,782,864
                                                   ------------    ------------
                                                      5,450,179       4,921,717
                                                   ============    ============
OPERATIONS (Note 1)


APPROVED BY THE DIRECTORS

/s/ DAVID HENSTRIDGE  , Director
---------------------
/s/ NICK DEMARE       , Director
---------------------


        The accompanying notes are an integral part of these consolidated financial statements.

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)


                                                       2004            2003            2002
                                                         $               $               $
                                                                                      (NOTE 2)

EXPENSES

Accounting and administration                            25,130          39,395          20,380
Amortization                                              5,011           1,043               -
Audit                                                    31,007          21,441           8,613
Consulting                                               50,853          88,451          17,200
Corporate development                                    35,603          19,442               -
Fiscal advisory fees                                          -          31,085               -
Investment conferences                                   16,401          15,019               -
Investor relations                                       27,250          24,000               -
Legal                                                    27,490          29,020          21,759
Management fees                                          31,800          31,800          10,500
Office                                                   49,401          48,849          14,410
Regulatory                                               10,895          15,913          19,937
Rent                                                      5,400               -               -
Salaries and benefits                                    27,197               -               -
Shareholder costs                                        21,774           7,952           1,313
Stock-based compensation                                417,441         262,995          20,212
Transfer agent                                           12,894           7,772           6,380
Travel and related                                      127,001          80,543          19,090
                                                   ------------    ------------    ------------
                                                        922,548         724,720         159,794
                                                   ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                                (922,548)       (724,720)       (159,794)
                                                   ------------    ------------    ------------
OTHER ITEMS

Interest income                                          41,932           4,301           5,459
Write-off of option interests and exploration costs  (1,355,052)              -         (97,720)
Foreign exchange                                       (103,626)        (39,985)         (1,702)
Other                                                    24,245               -               -
                                                   ------------    ------------    ------------
                                                     (1,392,501)        (35,684)        (93,963)
                                                   ------------    ------------    ------------
LOSS FOR THE YEAR                                    (2,315,049)       (760,404)       (253,757)

DEFICIT - BEGINNING OF YEAR                          (1,024,947)       (264,543)        (10,786)
                                                   ------------    ------------    ------------
DEFICIT - END OF YEAR                                (3,339,996)     (1,024,947)       (264,543)
                                                   ============    ============    ============


LOSS PER COMMON SHARE - BASIC AND DILUTED                ($0.14)         ($0.09)         ($0.09)
                                                   ============    ============    ============
WEIGHTED AVERAGE NUMBER OF COMMON
    SHARES OUTSTANDING - BASIC AND DILUTED           16,535,570       8,417,122       3,050,643
                                                   ============    ============    ============


        The accompanying notes are an integral part of these consolidated financial statements.

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)



                                                       2004            2003            2002
                                                         $               $               $
                                                                                      (NOTE 2)

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Loss for the year                                    (2,315,049)       (760,404)       (253,757)
Adjustments for items not involving cash
    Amortization                                          5,011           1,043               -
    Stock-based compensation                            417,441         262,995          20,212
    Write-off of option interests and
        exploration costs                             1,355,052               -          97,720
Increase in amounts receivable and prepaids             (29,224)        (56,422)         (5,709)
Increase (decrease) in accounts payable and
    accrued liabilities                                 (78,423)         76,299          59,454
                                                   ------------    ------------    ------------
                                                       (645,192)       (476,489)        (82,080)
                                                   ------------    ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares                             1,627,993       4,400,960         697,800
Share issue costs                                             -        (228,239)              -
                                                   ------------    ------------    ------------
                                                      1,627,993       4,172,721         697,800
                                                   ------------    ------------    ------------
INVESTING ACTIVITIES

Option payments and exploration costs                (1,860,369)       (795,954)       (528,203)
Purchase of property and equipment                     (177,568)        (12,519)              -
                                                   ------------    ------------    ------------
                                                     (2,037,937)       (808,473)       (528,203)
                                                   ------------    ------------    ------------
INCREASE (DECREASE) IN CASH
    - DURING THE YEAR                                (1,055,136)      2,887,759          87,517

CASH AND CASH EQUIVALENTS
    - BEGINNING OF YEAR                               3,273,437         385,678         298,161
                                                   ------------    ------------    ------------
CASH AND CASH EQUIVALENTS - END OF YEAR               2,218,301       3,273,437         385,678
                                                   ============    ============    ============


CASH AND CASH EQUIVALENTS IS
    COMPRISED OF:

    Cash                                                718,301       1,273,437         385,678
    Short-term deposit                                1,500,000       2,000,000               -
                                                   ------------    ------------    ------------
                                                      2,218,301       3,273,437         385,678
                                                   ============    ============    ============


SUPPLEMENTARY CASH FLOW INFORMATION (Note 9)

        The accompanying notes are an integral part of these consolidated financial statements.

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
               CONSOLIDATED SCHEDULE OF DEFERRED EXPLORATION COSTS
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)




                                                                2004                                      2003
                                -------------------------------------------------------------------   -----------
                                                       MEXICO                PERU
                                ---------------------------------------   -----------
                                   CINCO          GRAN        JIMENEZ
                                   MINAS        CABRERA       DEL TEUL       TINKA         TOTAL         TOTAL
                                     $             $             $             $             $             $

BALANCE, BEGINNING OF YEAR          866,202         6,800             -         4,491       877,493       184,658
                                -----------   -----------   -----------   -----------   -----------   -----------
EXPENDITURES DURING THE YEAR

     Amortization                     8,164             -             -             -         8,164             -
     Assays                          30,646         5,915        22,274             -        58,835        38,919
     Assay preparation               12,824         1,106           172             -        14,102         9,588
     Camp costs                      39,118         3,949        13,594             -        56,661        29,269
     Communications                       -             -             -             -             -        25,570
     Consulting                           -             -             -             -             -         1,850
     Drilling                       130,102             -             -             -       130,102       236,343
     Environmental                   21,961             -             -             -        21,961        14,793
     Geological                     342,524        55,765        49,805             -       448,094       111,170
     Geophysical                          -             -        21,972             -        21,972             -
     Metallurgical                        -             -             -             -             -         3,184
     Mine rights                      6,691         4,482        99,922             -       111,095             -
     Other                           54,225         8,451        26,762             -        89,438         1,200
     Scoping study                   29,903             -             -             -        29,903             -
     Site access                    105,065        39,416             -             -       144,481        62,155
     Supplies                             -             -             -             -             -        14,644
     Topography                       2,430             -        14,291             -        16,721        22,384
     Travel                          36,391         4,148         5,878             -        46,417        45,429
     Wages                           90,390        14,084        49,452             -       153,926        76,337
     Water study                      5,884             -             -             -         5,884             -
                                -----------   -----------   -----------   -----------   -----------   -----------
                                    916,318       137,316       304,122             -     1,357,756       692,835
                                -----------   -----------   -----------   -----------   -----------   -----------
BALANCE BEFORE WRITE-OFFS         1,782,520       144,116       304,122         4,491     2,235,249       877,493

WRITE-OFFS                                -      (144,116)     (304,122)       (4,491)     (452,729)            -
                                -----------   -----------   -----------   -----------   -----------   -----------
BALANCE, END OF YEAR              1,782,520             -             -             -     1,782,520       877,493
                                ===========   ===========   ===========   ===========   ===========   ===========



        The accompanying notes are an integral part of these consolidated financial statements.

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)


1.       OPERATIONS

         Tumi Resources Limited (the "Company") is a junior mineral exploration company engaged in the acquisition and exploration of precious metals on mineral properties located in Mexico. On the basis of information to date, the Company has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the mineral interests is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production. Mineral resource interests represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.


2.       SIGNIFICANT ACCOUNTING POLICIES

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

         The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, TMXI Resources S.A. de C.V. (Mexico) and Kay Metals Ltd. (Barbados) and its 60% owned subsidiary, Compania Minera Cinco Minas S.A. de C.V. (Mexico). Intercompany balances and transactions are eliminated on consolidation.

         CASH EQUIVALENTS

         Cash includes cash and short-term deposits maturing within 90 days of the original date of acquisition.

         OPTION INTERESTS AND DEFERRED EXPLORATION COSTS

         Option payments and exploration, development and field support costs directly relating to mineral claims are deferred until the interests to which they relate is placed into production, sold or abandoned. The deferred costs will be amortized over the life of the orebody following commencement of production or written off if the property is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         On a periodic basis, management reviews the carrying values of deferred unproven mineral claim acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or interest will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or interest.

         Although the Company has taken steps to verify title to the unproven mineral interests, according to the usual industry standards for the stage of exploration of such claims, these procedures do not guarantee the Company's title. Such mineral interests may be subject to prior agreements or transfers and title may be affected by undetected defects.

         From time to time, the Company acquires or disposes of mineral interests pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral interests costs or recoveries when the payments are made or received.

         PROPERTY AND EQUIPMENT

         Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful life of the assets, generally at a rate of 5% for the condominium and 20% for office equipment, vehicles and field equipment.

         ASSET RETIREMENT OBLIGATIONS

         The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is charged to earnings using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flow. As at December 31, 2004, the Company does not have any asset retirement obligations.

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

         TRANSLATION OF FOREIGN CURRENCIES

         Monetary assets and liabilities are translated into Canadian dollars at the balance sheet date rate of exchange and non-monetary assets and liabilities at historical rates. Revenues and expenses are translated at appropriate transaction date rates except for amortization, depreciation and depletion, which are translated at historical rates. Gains and losses resulting from the fluctuation of foreign exchange rates have been included in the determination of income.

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         STOCK-BASED COMPENSATION

         Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate. The estimated fair value of awards of stock-based compensation are charged to expense as awards vest, with offsetting amounts recognized as contributed surplus.

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

         EARNINGS (LOSS) PER SHARE

         Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

         COMPARATIVE FIGURES

         Certain of the 2003 fiscal year figures have been reclassified to conform with the presentation used in the 2004 fiscal year.


3.       PROPERTY AND EQUIPMENT


                                                         2004           2003
                                                           $              $

         Condominium                                     132,840              -
         Office equipment                                 21,377          4,810
         Vehicles                                         35,870          7,709
                                                     -----------    -----------
                                                         190,087         12,519
         Less accumulated amortization                   (14,218)        (1,043)
                                                     -----------    -----------
                                                         175,869         11,476
                                                     ===========    ===========

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)


4.       OPTION INTERESTS AND DEFERRED EXPLORATION COSTS


                                                 2004                                        2003
                              -----------------------------------------   -----------------------------------------
                              ACQUISITION     EXPLORATION                 ACQUISITION    EXPLORATION
                                 COSTS       EXPENDITURES      TOTAL         COSTS       EXPENDITURES      TOTAL
                                   $               $             $             $               $             $

         Cinco Minas             1,047,643      1,782,520     2,830,163        430,239       866,202      1,296,441
         Gran Cabrera                    -              -             -        169,132         6,800        175,932
         San Jorge                 124,755              -       124,755              -             -              -
         Tinka                           -              -             -         88,073         4,491         92,564
                              ------------   ------------   -----------   ------------   -----------   ------------
                                 1,172,398      1,782,520     2,954,918        687,444       877,493      1,564,937
                              ============   ============   ===========   ============   ===========   ============


         a)       Cinco Minas, Mexico

                  By agreements dated July 6, 2002 and August 18, 2002, the Company holds an option to earn a 60% interest in mineral claims covering approximately 600 hectares, located in Jalisco, Mexico, in consideration of US $50,000 cash (paid), conducting exploration expenditures and making underlying property payments totalling US $2.5 million and issuing 1.1 million common shares (600,000 shares issued) over a three year period.

         b)       Gran Cabrera, Mexico

                  On October 23, 2002, the Company entered into an agreement whereby the Company held an option to earn a 60% interest in mineral claims covering approximately 3,950 hectares, located in Jalisco, Mexico, in consideration of making a US $45,500 payment for past property taxes (paid), conducting exploration expenditures totalling US $2.5 million and issuing 750,000 common shares (500,000 shares issued) of the Company over a three year period.

                  Based on the results from exploration activities conducted by the Company in fiscal 2004, the Company determined to cease any further work on the Gran Cabrera Prospect. Accordingly, during the 2004 fiscal year, the Company wrote-off $608,002 of acquisition costs and exploration expenditures relating to the Gran Cabrera Prospect. Formal notification of termination of the agreement was made by the Company in March 2005.

         c)       San Jorge, Mexico

                  By agreement dated August 16, 2004, the Company purchased two mineral concessions, covering approximately 3,919 hectares, located in Zacatecas State, Mexico. Under the purchase agreement the Company paid $58,755 and issued 60,000 common shares of the Company, at a fair value of $1.10 per share.

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)


4.       OPTION INTERESTS AND DEFERRED EXPLORATION COSTS (continued)

         d)       Tinka, Peru

                  On May 31, 2002, the Company entered into an agreement whereby the Company acquired an option to earn a 100% interest in two mineral claims in Ica, Peru, in consideration of the issuance of 750,000 common shares (250,000 shares issued) of the Company over two years, payment of US $7,500 for past property taxes (paid) payment of ongoing property holding costs and completion of a drill program. The Company subsequently entered into an agreement (the "Tinka HOA") with Tinka Resources Limited ("Tinka Resources"), whereby the Company granted Tinka Resources an option to earn a 70% interest in the option on the property. Under the Tinka HOA, Tinka Resources had agreed to assume the Company's share issuance obligations to the vendor, through the issuance of a total of 500,000 common shares of Tinka Resources and conducting exploration expenditures and making all property holding costs totalling US $2.5 million, over a three year period. During the 2004 fiscal year, Tinka Resources notified the Company that it had determined to terminate the Tinka HOA. As a result, the Company reviewed its exploration budgets for the ensuing year and has also determined to terminate the original option agreement and, accordingly, wrote-off $92,564 of acquisition costs and related exploration expenditures.

                  Certain officers and directors of the Company are also directors and officers of Tinka Resources, a public company.

         e)       Jimenez del Teul, Mexico

                  On June 3, 2004, the Company entered into an option agreement to earn a 100% interest in mineral claims covering 1,795 hectares, located at the west-central side of Zacatecas State, Mexico. Under the terms of the agreement, the Company may earn a 100 % interest in the claims, by assuming the optionor's obligations to the underlying property owners for a total of US $1.75 million and issuing a total of 1 million common shares (200,000 shares issued) to the optionor, over a three year period.

                  During the 2004 fiscal year the Company determined to withdraw from the option agreement and wrote-off $654,486 of acquisition costs and exploration expenditures relating to the Jimenez del Teul Prsopects. Formal notification of termination of the agreement was made by the Company in January 2005.

         f)       See also Note 12.

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)


5.       SHARE CAPITAL

         Authorized:  unlimited common shares with no par value
                      (2003 and 2002 - 100,000,000 common shares)

         Issued:                                2004                       2003                       2002
                                      ------------------------   ------------------------   ------------------------
                                         SHARES       AMOUNT        SHARES       AMOUNT        SHARES       AMOUNT
                                                        $                          $                          $

         Balance, beginning of year    14,451,200    5,529,478     6,824,000    1,218,726     3,459,000      315,583
                                      -----------  -----------   -----------  -----------   -----------  -----------
         Issued during the year:
         For cash
            private placements                  -            -     5,442,500    3,816,000     2,450,000      663,000
            exercise of options           158,000       72,600       218,000       41,340       230,000       35,643
            exercise of warrants        2,951,860    1,555,393     1,613,000      543,620        10,000        2,000
         For agent's and finder's fees                               153,700      120,698             -            -
         For option interests             810,000      876,500       200,000      136,000       675,000      202,500
         Reallocation from
            contributed surplus on
               exercise of options              -       36,790             -        2,031             -            -
                                      -----------  -----------   -----------  -----------   -----------  -----------
                                        3,919,860    2,541,283     7,627,200    4,659,689     3,365,000      903,143
         Less:  share issue costs               -            -             -     (348,937)            -            -
                                      -----------  -----------   -----------  -----------   -----------  -----------
                                        3,919,860    2,541,283     7,627,200    4,310,752     3,365,000      903,143
                                      -----------  -----------   -----------  -----------   -----------  -----------
         Balance, end of year          18,371,060    8,070,761    14,451,200    5,529,478     6,824,000    1,218,726
                                      ===========  ===========   ===========  ===========   ===========  ===========

         (a)      Stock Options

                  The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange (the "TSXV").

                  During the 2004 fiscal year, the Company granted 763,000 stock options (2003 - 440,000 options) to the Company's employees, directors and consultants and recorded compensation expense of $417,441 (2003 - $262,995).

                  The fair value of stock options granted to employees, directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the 2004 and 2003 fiscal years:

                                                    2004               2003

                  Risk-free interest rate      1.18% - 2.89%           2.75%
                  Estimated volatility           73% - 86 %        101% - 104 %
                  Expected life                  1.5 years           1.5 years
                  Expected dividend yield            0%                 0%

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)


5.       SHARE CAPITAL (continued)

                  The fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the year to the Company's employees, directors and consultants was $0.55 (2003 - $0.60) per share.

                  Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

                  A summary of the Company's outstanding stock options at December 31, 2004 and 2003 and the changes for the years ending on those dates is as follows:


                                                               2004                            2003
                                                   ----------------------------    ----------------------------
                                                                     WEIGHTED                        WEIGHTED
                                                                      AVERAGE                         AVERAGE
                                                      OPTIONS        EXERCISE         OPTIONS        EXERCISE
                                                    OUTSTANDING        PRICE        OUTSTANDING        PRICE
                                                                         $                               $

                  Balance, beginning of year            898,400        0.47             681,400        0.33
                  Granted                               763,000        1.05             440,000        0.55
                  Exercised                            (158,000)       0.46            (218,000)       0.19
                  Cancelled / expired                  (230,000)       0.53              (5,000)       0.57
                                                   ------------                    ------------
                  Balance, end of year                1,273,400        0.81             898,400        0.47
                                                   ============                    ============

                  The following table summarizes information about the stock options outstanding and exercisable at December 31, 2004:

                                                 EXERCISE
                    NUMBER           NUMBER        PRICE       EXPIRY DATE
                  OUTSTANDING      EXERCISABLE       $

                      171,000         171,000       0.23       July 15, 2005
                       59,400          59,400       0.52       December 05, 2005
                       80,000          80,000       0.55       December 19, 2005
                      200,000         200,000       0.57       January 14, 2006
                      355,000         355,000       1.16       January 19, 2007
                       50,000          50,000       1.14       January 30, 2007
                      238,000         213,000       0.84       July 05, 2007
                      100,000          25,000       1.10       August 13, 2007
                       20,000          20,000       0.87       October 14, 2007
                  -----------     -----------
                    1,273,400       1,173,400
                  ===========     ===========

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)


5. SHARE CAPITAL (continued)

         (b)      Warrants

                  A summary of the number of common shares reserved pursuant to the Company's outstanding warrants at December 31, 2004 and 2003 and the changes for the years ending on those dates is as follows:

                                                       2004            2003

                  Balance, beginning of year          6,870,500       2,521,000
                  Issued pursuant to private
                         placements                           -       5,962,500
                  Exercised                          (2,951,860)     (1,613,000)
                                                   ------------    ------------
                  Balance, end of year                3,918,640       6,870,500
                                                   ============    ============

                  The following table summarizes information about the warrants outstanding and exercisable at December 31, 2004:


                  EXERCISE
                    PRICE              NUMBER              EXPIRY DATE
                      $

                     1.15              478,000             March 04, 2005
                     1.35              687,500             June 19, 2005
                     1.35            2,753,140             June 23, 2005
                                   -----------
                                     3,918,640
                                   ===========


6.       INCOME TAXES

         Future income tax assets and liabilities of the Company as at December 31, 2004 and 2003 are as follows:

                                                       2004            2003
                                                         $               $

         Future income tax assets (liabilities)
              Losses carried forward                    649,000         813,000
              Share issue costs                          75,000         110,000
              Mineral resource interests               (234,000)       (558,000)
                                                   ------------    ------------
                                                        490,000         365,000
         Valuation allowance                           (490,000)       (365,000)
                                                   ------------    ------------
         Net future income tax asset                          -               -
                                                   ============    ============

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)


6. INCOME TAXES (continued)

         The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:


                                                                       2004            2003
                                                                         $               $

         Income tax rate reconciliation

         Combined federal and provincial income tax rate                  35.6%           37.6%
                                                                   ============    =============

         Expected income tax recovery                                  (824,200)       (262,500)
         Foreign income tax rate differences                             37,000          23,000
         Deductible mineral resource interests cost additions          (464,400)       (275,600)
         Other                                                           61,100          12,000
         Non-deductible stock-based compensation                        148,600          75,400
         Write-off of mineral resource interests                        343,800               -
         Unrecognized benefit of income tax losses                      698,100         427,700
                                                                   ------------    ------------
         Actual income tax recovery                                           -               -
                                                                   ============    ============

         As at December 31, 2004, the Company has accumulated non-capital losses and accumulated resource pools for Canadian income tax purposes of approximately $1.1 million, expiring from 2007 to 2014, and for Mexican income tax purposes of approximately US $1.4 million, which are available for application  against future taxable  income,  the related
         benefits  of  which  have  not  been   recognized  in  these  financial
         statements.


7.       RELATED PARTY TRANSACTIONS

         During the 2004 fiscal year, the Company incurred $115,030 (2003 - $107,895; 2002 - $36,380) for rent, accounting, administration, consulting and management services provided by the President of the Company and by corporations controlled by a director of the Company. As at December 31, 2004, $5,153 (2003 - $48,404) remained outstanding for past fees and disbursements and has been included in accounts payable and accrued liabilities.

         During the 2002 fiscal year, the Company conducted a number of private placement financings in which officers and directors of the Company purchased 441,000 units for $116,580.

         See also Note 4(e).

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)


8.       SEGMENTED INFORMATION

         During the 2004 and 2003 fiscal years, the Company was involved in mineral exploration and development activities in Mexico and Peru. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results during the 2004 and 2003 fiscal years.

         The Company's total assets are segmented geographically as follows:


                                                                               2004
                                                   ------------------------------------------------------------
                                                      CANADA           PERU           MEXICO           TOTAL
                                                         $               $               $               $

         Current assets                               2,211,488               -         107,904       2,319,392
         Property and equipment                          15,206         132,840          27,823         175,869
         Mineral resource interests                           -               -       2,954,918       2,954,918
                                                   ------------    ------------    ------------    ------------
                                                      2,226,694         132,840       3,090,645       5,450,179
                                                   ============    ============    ============    ============

                                                                               2003
                                                   ------------------------------------------------------------
                                                      CANADA           PERU           MEXICO           TOTAL
                                                         $               $               $               $

         Current assets                               3,266,701             578          78,025       3,345,304
         Property and equipment                               -               -          11,476          11,476
         Mineral resource interests                           -          92,564       1,472,373       1,564,937
                                                   ------------    ------------    ------------    ------------
                                                      3,266,701          93,142       1,561,874       4,921,717
                                                   ============    ============    ============    ============



9.       SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash investing and financing activities were conducted by the Company as follows:

                                                       2004            2003            2002
                                                         $               $               $

         Investing activity
              Shares issued for option interests       (876,500)       (136,000)       (202,500)
                                                   ============    ============    ============

         Financing activities
              Shares issued for option interests        876,500         136,000         202,500
              Shares issued for finder's fees                 -         120,698               -
              Share issue costs                               -        (120,698)              -
              Shares issued on exercise
                  of stock options                       36,790           2,031           2,843
              Contributed surplus                       (36,790)         (2,031)         (2,843)
                                                   ------------    ------------    ------------
                                                        876,500         136,000         202,500
                                                   ============    ============    ============

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)


9.       SUPPLEMENTARY CASH FLOW INFORMATION (continued)

         Other supplementary cash flow information:

                                            2004          2003          2002
                                              $             $             $
         Interest paid in cash                    -             -             -
                                        ===========   ===========   ===========
         Income taxes paid in cash                -             -             -
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

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)


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

                  CONSOLIDATED STATEMENTS OF LOSS

                                                   INCEPTION TO
                                                       2004            2004            2003           2002
                                                         $               $               $              $

                  Net loss under Canadian GAAP       (3,339,996)     (2,315,049)       (760,404)       (253,757)
                  Option interests and exploration
                       costs for the period (i)      (4,407,690)     (2,745,033)       (931,954)       (730,703)
                  Write-off of option interests
                       and exploration costs (i)      1,452,772       1,355,052               -          97,720
                  Other compensation (iv)               (40,220)              -         (27,800)        (12,420)
                                                   ------------    ------------    ------------    ------------
                  Net loss under US GAAP             (6,335,134)     (3,705,030)     (1,720,158)       (899,160)
                                                   ============    ============    ============    ============
                  Loss per share under US GAAP                           $(0.23)         $(0.23)         $(0.33)
                                                                   ============    ============    ============
                  Weighted average shares out-
                       standing under US GAAP (v)                    15,966,701       7,328,520       2,753,752
                                                                   ============    ============    ============

                  CONSOLIDATED BALANCE SHEETS

                                                       2004            2003
                                                         $               $
                  SHAREHOLDERS' EQUITY

                  Balance per Canadian GAAP           5,389,749       4,782,864
                  Option interests and deferred
                       exploration costs expensed(i) (2,954,918)     (1,564,937)
                                                   ------------    ------------
                  Balance per US GAAP                 2,434,831       3,217,927
                                                   ============    ============


                  OPTION INTERESTS

                  Balance per Canadian GAAP           1,172,398         687,444
                  Option interests expensed under
                       US GAAP (i)                   (1,172,398)       (687,444)
                                                   ------------    ------------
                  Balance per US GAAP                         -               -
                                                   ============    ============

                  DEFERRED EXPLORATION COSTS

                  Balance per Canadian GAAP           1,782,520         877,493
                  Exploration costs expensed under
                       US GAAP (i)                   (1,782,520)       (877,493)
                                                   ------------    ------------
                  Balance per US GAAP                         -               -
                                                   ============    ============

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)


11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)


                  CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                   INCEPTION TO
                                                       2004            2004            2003            2002
                                                         $               $               $               $

                  OPERATING ACTIVITIES

                  Cash used per Canadian GAAP        (1,221,183)       (645,192)       (476,489)        (82,080)
                  Option interests and deferred
                      exploration costs (i)          (3,184,526)     (1,860,369)       (795,954)       (528,203)
                                                   ------------    ------------    ------------    ------------
                  Cash used per US GAAP              (4,405,709)     (2,505,561)     (1,272,443)       (610,283)
                                                   ============    ============    ============    ============
                  INVESTING ACTIVITIES

                  Cash used per Canadian GAAP        (3,374,613)     (2,037,937)       (808,473)       (528,203)
                  Option interests and deferred
                      exploration costs (i)           3,184,526       1,860,369         795,954         528,203
                                                   ------------    ------------    ------------    ------------
                  Cash provided (used) per US GAAP     (190,087)       (177,568)        (12,519)              -
                                                   ============    ============    ============    ============

                  (i)      Option interests and deferred exploration costs

                           Option interests and deferred exploration costs are accounted for in accordance with Canadian GAAP as disclosed in Note 2. The Company has determined for US GAAP purposes to expense the option payments and exploration costs relating to unproven mineral claims as incurred. In addition, US GAAP requires that exploration costs not be capitalized until a positive feasibility study is completed. The capitalized costs of such option interests would then be measured, on a periodic basis, to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the option interests would be written down to net recoverable value on a discounted cash flow basis.

                  (ii)     Stock options

                           The Company grants stock options which reserves common shares for issuance to employees, directors and consultants. Effective January 1, 2003, the Company adopted, on a prospective basis, the provisions of Section 3870 which is similar to the provisions of Statement No. 123R ("SFAS 123R"), "Share-Based Payment", issued by the Financial Accounting Standards Board ("FASB"). The calculations of the stock-based compensation for fiscal 2004 and 2003 have been presented in Note 5(a).

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)


11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                           During fiscal 2002, the Company granted 573,400 stock options to its employees and directors and applied the intrinsic value based method of accounting. Had the Company followed the fair value based method of accounting in fiscal 2002, the Company would have recorded an additional compensation expense of $38,942 in respect of its employees and directors' stock options. Pro-forma loss and loss per share information determined under the fair value method in fiscal 2002 are as follows:

                                                     CANADIAN           US
                                                       GAAP            GAAP
                                                         $               $
                           Net loss for fiscal 2002

                           - as reported               (253,757)       (899,160)
                           - compensation expense       (38,942)        (38,942)
                                                   ------------    ------------
                           - pro-forma                 (292,699)       (938,102)
                                                   ============    ============

                           Basic and diluted loss
                           per share

                           - as reported                  (0.09)          (0.33)
                           - pro-forma                    (0.10)          (0.34)

                           The Company has also recognized compensation expense of $20,212 for stock options granted to consultants during fiscal 2002.

                           The fair value of stock options granted to employees, directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during fiscal 2002:


                                   Risk-free interest rate     3.46% - 3.55%
                                   Estimated volatility          78% - 79%
                                   Expected life                 1.5 years


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

                           As at December 31, 2004, the Company has fully reserved the $649,000 income tax benefit of operating loss carryforwards, by a valuation allowance of the same amount, because the likelihood of realization of the tax benefit cannot be determined.

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)


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

                           Under US GAAP, loss and capital distributions for fiscal 2004 would increase by $nil (2003 - $27,800) and $1,111,025 (2003 - $1,111,025), respectively, and share capital, as at December 31, 2004 would increase by $1,223,325 (2003 - $1,223,325). There is no net change to shareholders' equity.

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

                           The Company had previously issued common shares which were held under escrow and released pursuant to a time-based formula. As at December 31, 2004, all of these shares have been released. As at December 31, 2003, 757,800 shares (2002 - 1,684,000 shares) were held under escrow. Under Canadian GAAP, all of the escrowed shares have been included in the calculation of the weighted average number of shares outstanding whereas, under US GAAP, only shares actually released from escrow have been included.

                  (vi)     Exploration Stage

                           The Company is a mineral exploration company in the exploration stage and is considered a development stage company as defined by SFAS 7.

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)


11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

         (b)      New Accounting Standards

                  CONSOLIDATION OF VARIABLE INTEREST ENTITIES

                  In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities", and an Interpretation of Accounting Research Bulletin No. 51 ("FIN 46"). FIN 46 establishes accounting guidance for consolidation of variable interest entities ("VIEs") by the primary beneficiary. FIN 46 applies to any business enterprise, public or private, that has a controlling interest, contractual relationship or other business relationship with a variable interest entity. In December 2003, the FASB issued Interpretation No. 46R ("FIN 46 R") which supersedes FIN 46 and is effective for all VIEs created after February 1, 2003, at the end of the first interim or annual reporting period ending December 15, 2003. FIN 46R is also applicable to all VIEs created prior to February 1, 2003, by public entities at the end of the first interim or annual reporting period ending after March 15, 2004. The Company has determined that it has no VIEs.

                  In June 2003, the Canadian Institute of Chartered Accountants ("CICA") issued a new accounting guideline ("ACG-15"), "Consolidation of Variable Interest Entities", which is effective for interim and annual periods beginning on or after November 1, 2004. ACG-15 harmonizes the accounting treatment for variable interest entities with the US GAAP treatment under FIN 46R.

                  EXCHANGES OF NON-MONETARY ASSETS

                  In December 2004, the FASB issued Statement No. 153 ("SFAS 153"), "Exchanges of Non-monetary Assets". SFAS 153 replaces guidance previously issued under APB Opinion No. 29 ("Opinion 29"), "Accounting for Non-monetary Transactions", which was based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion 29, however, included certain exceptions to that principle. SFAS 153 amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005. The Company will comply with this guidance for any non-monetary transactions after the effective date for US GAAP purposes.

                  WHETHER MINERAL RIGHTS ARE TANGIBLE OR INTANGIBLE ASSETS

                  Effective for reporting periods beginning after April 29, 2004, the Emerging Issues Task Force ("EITF") released Issue 04-2, "Whether Mineral Rights are Tangible or Intangible Assets". The consensus was that mineral rights acquired on a business combination are tangible assets and should be recorded as a separate component of property, plant and equipment either on the face of the financial statements or in the notes. The Company has not been involved to date in a business combination but will comply with Issue 04-2 in the future as required.

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)


11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  MINING ASSETS:  IMPAIRMENT AND BUSINESS COMBINATIONS

                  Effective for reporting periods beginning after March 31, 2004, the EITF released Issue 04-3, "Mining Assets: Impairment and Business Combinations". The EITF reached consensus that an entity should include value beyond proven and probable reserves in the value allocated to mining assets in a purchase price allocation to the extent a market participant would include such value in determining the fair market value of the asset. The EITF also reached consensus that an entity should include the effects of anticipated changes in market prices of minerals when determining the fair market value of mining assets in a purchase price equation in a manner consistent with expectations of the marketplace.

                  An entity should also include cash flows associated with value beyond proven and probable reserves in estimates of future cash flows for determining if a mining asset is impaired under SFAS 144. An entity should also anticipate fluctuations in market prices when determining these cash flows.

                  The Company will comply with Issue 04-3 for any future business combinations and impairment reviews.

                  FINANCIAL INSTRUMENTS

                  On January 27, 2005, the CICA issued Section 3855, "Financial Instruments - Recognition and Measurement". It expands Section 3860, "Financial Instruments - Disclosure and Presentation", by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. All financial instruments will be required to be classified into various categories. Held to maturity investments loans and receivables are measured at amortized cost with amortization of premium or discounts and losses and impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet except that other than temporary losses due to impairment are included in net income. All other financial liabilities are to be carried at amortized cost. Implementation of Section 3855 will more closely align Canadian GAAP with US GAAP. The mandatory effective date is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. At present, the Company's most significant financial instruments are cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities. This new section requires little difference in accounting for these financial instruments from current standards.

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)

11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  HEDGE ACCOUNTING

                  New Section 3865, "Hedges", provides alternative treatments to Handbook Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. The effective date of this section is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. The Company does not currently have any hedging relationships.

                  COMPREHENSIVE INCOME

                  New Section 1530, "Comprehensive Income", introduces a new requirement to temporarily present certain gains and losses outside of income. Section 1530 defines comprehensive income as a change in value of net assets that is not due to owner activities. Assets that are classified as available for sale will have revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet. The effective date of this section is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. Implementation of Section 1530 will more closely align Canadian GAAP with US GAAP. The Company does not currently have any assets available for sale.


12.      SUBSEQUENT EVENT

         Effective January 19, 2005, the Company acquired the right to acquire 100% interests in the La Trini and Mololoa mineral claims. The claims total 356 hectares and are located in the Jalisco silver belt approximately 100 kilometres northwest of Guadalajara, Jalisco State, Mexico. In order to acquire its 100% interest, the Company must make payments totalling US $500,000 over a two year term, with the initial payment being US $100,000 (paid).