Form 20-F
period 2005-12-31
TUMI RESOURCES LTD
filed 2006-06-19
CIK 1191832

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
(Mark One)

[ ] Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

                                       or

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

                                       or

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
              For the transition period from _________ to _________

[ ] Shell Company Report Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

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

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report.
                18,551,370 COMMON SHARES AS OF DECEMBER 31, 2005

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [ ]  No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes [ ]  No [X]

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X]  No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]   Accelerated filer [ ]    Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [X]   Item 18 [ ]


General Information:

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes [ ] No [X]

GENERAL INFORMATION:

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


ADIT                                a horizontal shaft, or passage.

AG                                  silver

ANDESITE a fine grained intermediate volcanic rock composed of andesine and one or more mafic constituents.

ARGENTITE                           silver sulphide

AU                                  gold

BRECCIA                             rock  consisting  of more  or  less  angular
                                    fragments  in  a  matrix  of   finer-grained
                                    material or cementing material.

CU                                  copper

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

INDICATED RESOURCE                  (NI  43-101   definition)  that  part  of  a
                                    mineral  resource for which quantity,  grade
                                    or quality,  densities,  shape and  physical
                                    characteristics  can  be  estimated  with  a
                                    level of confidence  sufficient to allow the
                                    appropriate  application  of  technical  and
                                    economic   parameters,   to   support   mine
                                    planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

INDUCED POLARIZATION (I.P.) METHOD  the   method   used   to   measure   various
                                    electrical   responses  to  the  passage  of
                                    alternating     currents    of     different
                                    frequencies through near-surface rocks or to the passage of pulses of electricity.

INFERRED RESOURCE                   (NI  43-101   definition)  that  part  of  a
                                    mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.
                                    The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

INTRUSION                           general  term  for a body  of  igneous  rock
                                    formed below the surface.

M                                   meters

MEASURED RESOURCE                   (NI  43-101   definition)  that  part  of  a
                                    mineral  resource for which quantity,  grade
                                    or  quality,   densities,   shape,  physical
                                    characteristics are so well established that
                                    they  can  be  estimated   with   confidence
                                    sufficient   to   allow   the    appropriate
                                    application   of   technical   and  economic
                                    parameters,  to support production  planning
                                    and evaluation of the economic  viability of
                                    the  deposit.   The  estimate  is  based  on
                                    detailed and reliable exploration,  sampling
                                    and  testing  information  gathered  through
                                    appropriate  techniques  from locations such
                                    as outcrops,  trenches,  pits,  workings and
                                    drill holes that are spaced  closely  enough
                                    to  confirm   both   geological   and  grade
                                    continuity.

MINERAL RESERVE                     (NI  43-101   definition)  the  economically
                                    mineable  part of a  measured  or  indicated
                                    resource   demonstrated   by  at   least   a
                                    preliminary  feasibility  study.  This study
                                    must include adequate information on mining,
                                    processing,   metallurgical,   economic  and
                                    other relevant factors that demonstrate,  at
                                    the  time  of   reporting,   that   economic
                                    extraction  can  be  justified.   A  mineral
                                    reserve  includes  diluting   materials  and
                                    allowances for losses that may occur when the material is mined.

MINERAL RESOURCE                    (NI 43-101 definition) a body of mineralized
                                    material  which has not yet been  determined
                                    to be ore, and the  potential  for mining of
                                    which   has   not   yet   been   determined;
                                    categorized   as   possible,   probable  and
                                    proven, according to the degree of certainty
                                    with  which  their  grade  and  tonnage  are
                                    known;    sometimes   referred   to   as   a
                                    "geological resource" or "mineral inventory"

PB                                  lead

PETROGRAPHIC                        the description and classification of rocks.

PORPHYRY                            rock type with  mixed  crystal  sizes,  i.e.
                                    containing   phenocrysts   of  one  or  more
                                    minerals.

PROBABLE (INDICATED) RESERVES       (SEC Guide 7 definition)  reserves for which
                                    quantity  and  grade   and/or   quality  are
                                    computed  from  information  similar to that
                                    used for proven (measured) reserves, but the
                                    sites   for   inspection,    sampling,   and
                                    measurement   are   farther   apart  or  are
                                    otherwise less adequately spaced. The degree
                                    of assurance,  although  lower than that for
                                    proven (measured)  reserves,  is high enough
                                    to  assume  continuity   between  points  of
                                    observation.

PROBABLE RESERVE                    (NI  43-101   definition)  the  economically
                                    mineable part of an  indicated,  and in some
                                    circumstances     a    measured     resource
                                    demonstrated   by  at  least  a  preliminary
                                    feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

PROFESSIONAL ASSOCIATION            for  the  purposes  of the  definition  of a
                                    Qualified   Person  below,   means  a  self-
                                    regulatory    organization   of   engineers,
                                    geoscientists    or   both   engineers   and
                                    geoscientists   that  (a)  has  been   given
                                    authority  or  recognition  by statute;  (b)
                                    admits  members  primarily  on the  basis of
                                    their    academic     qualifications     and
                                    experience; (C)) requires compliance with the professional standards of competence and ethics established by the organization; and
                                    (d) has disciplinary powers, including the power to suspend or expel a member.

PROVEN (MEASURED) RESERVES          (SEC Guide 7 definition)  reserves for which
                                    (a)  quantity  is computed  from  dimensions
                                    revealed in outcrops,  trenches, workings or
                                    drill  holes;   grade  and/or   quality  are
                                    computed   from  the   results  of  detailed
                                    sampling;  and (b) the sites for inspection,
                                    sampling  and   measurement  are  spaced  so
                                    closely  and the  geologic  character  is so
                                    well  defined  that size,  shape,  depth and
                                    mineral     content    of    reserves    are
                                    well-established.

PROVEN MINERAL RESERVE              (NI  43-101   definition)  the  economically
                                    mineable   part  of  a   measured   resource
                                    demonstrated   by  at  least  a  preliminary
                                    feasibility  study.  This study must include
                                    adequate information on mining,  processing,
                                    metallurgical,  economic, and other relevant
                                    factors  that  demonstrate,  at the  time of
                                    reporting,   that  economic   extraction  is
                                    justified.

PYRITE                              iron sulphide

QUALIFIED PERSON                    an  individual  who  (a) is an  engineer  or
                                    geoscientist  with at  least  five  years of
                                    experience  in  mineral  exploration,   mine
                                    development or operation or mineral  project
                                    assessment, or any combination of these; (b)
                                    has  experience   relevant  to  the  subject
                                    matter  of  the  mineral   project  and  the
                                    technical report; and (C)) is a member in good standing of a professional association.

RESERVES (SEC Guide 7 definition) that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

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

SEK                                 Swedish   Kronor,   one  Swedish   Krona  is
                                    equivalent to approximately $0.1528 as at May 31, 2006.

SGU                                 Resources    Information   Office   of   the
                                    Geological   Survey  of   Sweden   (Sveriges
                                    Geologiska Undersokning).

SILICIFIED                          a rock altered by the introduction of silica

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

ZN                                  zinc

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

The selected financial data of the Company for the years ended December 31, 2005, 2004 and 2003, was derived from the financial statements of the Company which have been audited by D & H Group LLP, independent Chartered Accountants, as indicated in their report which is included elsewhere in this report. The selected financial data set forth for the years ended December 31, 2002 and 2001, are derived from the Company's audited consolidated financial statements, not included herein.

The information in the following table was extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading "Item 5. Operating and Financial Review and Prospects".

Reference is made to Note 13 of the Company's consolidated financial statements included herein for a discussion of the material differences between Canadian generally accepted accounting principles ("Canadian GAAP") and United States generally accepted accounting principles ("US GAAP"), and their effect on the Company's financial statements.


                                                                   YEAR ENDED DECEMBER 31,
                                          ------------------------------------------------------------------------
                                              2005           2004           2003           2002           2001
                                          ------------   ------------   ------------   ------------   ------------

Interest Income                                $39,837        $41,932         $4,301         $5,459        $12,676
General and Administrative Expenses           $563,131       $922,548       $724,720       $159,794        $22,875
Net (Loss)                                 $(3,469,568)   $(2,315,049)     $(760,404)     $(253,757)      $(10,199)
Total Assets                                $2,151,926     $5,450,179     $4,921,717     $1,034,106       $307,897
Net Assets                                  $2,105,157     $5,389,749     $4,782,864       $971,552       $304,797
Capital Stock                               $8,114,653     $8,070,761     $5,529,478     $1,218,726       $315,583
Weighted Average Number of Shares           18,457,301     16,535,570      8,417,122      3,050,643      1,702,055
Dividends per Share                                Nil            Nil            Nil            Nil            Nil
Basic and Fully Diluted (Loss) per Share        $(0.19)        $(0.14)        $(0.09)        $(0.09)        $(0.01)

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

CONSOLIDATED STATEMENTS OF LOSS

                                                         INCEPTION TO
                                                             2005           2005           2004           2003
                                                               $              $              $              $

Net loss under Canadian GAAP                               (6,809,564)    (3,469,568)    (2,315,049)      (760,404)
Interests in unproven mineral claims and
    exploration costs for the period (i)                   (5,268,672)      (860,982)    (2,745,033)      (931,954)
Write-off of option interests and exploration costs (i)     4,378,802      2,926,030      1,355,052              -
Other compensation (iii)                                      (40,220)             -              -        (27,800)
                                                         ------------   ------------   ------------   ------------
Net loss under US GAAP                                     (7,739,654)    (1,404,520)    (3,705,030)    (1,720,158)
                                                         ============   ============   ============   ============
Loss per share under US GAAP                                                  $(0.08)        $(0.23)        $(0.23)
                                                                        ============   ============   ============
Weighted average shares outstanding under US GAAP (iv)                    18,457,301     15,966,701      7,328,520
                                                                        ============   ============   ============

CONSOLIDATED BALANCE SHEETS

                                                                            2005           2004
                                                                              $              $

SHAREHOLDERS' EQUITY

Balance per Canadian GAAP                                                  2,105,157      5,389,749
Interests in unproven mineral claims and deferred
    exploration costs expensed (i)                                          (889,870)    (2,954,918)
                                                                        ------------   ------------
Balance per US GAAP                                                        1,215,287      2,434,831
                                                                        ============   ============


INTERESTS IN UNPROVEN MINERAL CLAIMS

Balance per Canadian GAAP                                                    289,776      1,172,398
Expensed under US GAAP (i)                                                  (289,776)    (1,172,398)
                                                                        ------------   ------------
Balance per US GAAP                                                                -              -
                                                                        ============   ============

DEFERRED EXPLORATION COSTS

Balance per Canadian GAAP                                                    600,094      1,782,520
Expensed under US GAAP (i)                                                  (600,094)    (1,782,520)
                                                                        ------------   ------------
Balance per US GAAP                                                                -              -
                                                                        ============   ============


CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                         INCEPTION TO
                                                             2005           2005           2004           2003
                                                               $              $              $              $
OPERATING ACTIVITIES

Cash used per Canadian GAAP                                (1,618,760)      (404,924)      (637,845)      (476,489)
Interests in unproven mineral claims and
    deferred exploration costs (i)                         (4,035,995)      (851,469)    (1,860,369)      (795,954)
                                                         ------------   ------------   ------------   ------------
Cash used per US GAAP                                      (5,654,755)    (1,256,393)    (2,498,214)    (1,272,443)
                                                         ============   ============   ============   ============


                                                         INCEPTION TO
                                                             2005           2005           2004           2003
                                                               $              $              $              $

INVESTING ACTIVITIES

Cash used per Canadian GAAP                                 (4,238,433)      (856,473)    (2,045,284)      (808,473)
Interests in unproven mineral claims and
    deferred exploration costs (i)                           4,035,995        851,469      1,860,369        795,954
                                                          ------------  -------------  -------------  -------------
Cash used per US GAAP                                         (202,438)        (5,004)      (184,915)       (12,519)
                                                          ============  =============  =============  =============

(i)      Interests in unproven mineral claims and deferred exploration costs

         Interests in unproven mineral claims and deferred exploration costs are accounted for in accordance with Canadian GAAP. The Company has determined for US GAAP purposes to expense the option payments, staking costs and exploration costs relating to unproven mineral claims as incurred. In addition, US GAAP requires that exploration costs not be capitalized until a positive feasibility study is completed. The capitalized costs of such interests would then be measured, on a periodic basis, to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the interests would be written down to net recoverable value on a discounted cash flow basis.

(ii)     Income Tax

         Under Canadian GAAP, deferred income tax assets relating to the potential benefit of income tax loss carryforwards are not recognized unless there is virtual certainty of realization of the benefit. US GAAP provides similar treatment, but requires the benefit be recognized and a valuation allowance be provided to fully offset the deferred income tax asset.

         As at December 31, 2005, the Company has fully reserved the $1,256,000 income tax benefit of operating loss carryforwards, by a valuation allowance of the same amount, because the likelihood of realization of the tax benefit cannot be determined.

(iii)    Private Placements of Common Stock

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

         Under US GAAP, loss and capital distributions for fiscal 2005 would increase by $nil (2004 - $nil) and $1,111,025 (2004 - $1,111,025),
         respectively, and share capital, as at December 31, 2005 would increase by $1,223,325 (2004 - $1,223,325). There is no net change to shareholders' equity.

(iv)     Escrow Shares

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

         The Company had previously issued common shares which were held under escrow and released pursuant to a time-based formula. As at December 31, 2005 and 2004, all of these shares have been released. As at December 31, 2003, 757,800 shares were held under escrow. Under Canadian GAAP, all of the escrowed shares have been included in the calculation of the weighted average number of shares outstanding whereas, under US GAAP, only shares actually released from escrow have been included.

(v)      Exploration Stage

         The Company is a mineral exploration company in the exploration stage and is considered a development stage company as defined by SFAS 7.

(b)      New Technical Pronouncements

         In December 2004, the Financial Accounting Standards Board ("FASB") issued its final standard on accounting for employee stock options, SFAS No. 123 (Revised 2004) - Share-Based Payment ("SFAS 123(R)"). SFAS 123(R) replaces SFAS No. 123 - Accounting for Stock-Based Compensation ("SFAS 123"), and supersedes APB 25 - Accounting for Stock Issued to Employees. SFAS 123(R)requires companies to measure compensation costs for all share-based payments, including grants of employee stock options, based on the fair value of the awards on the grant date and to recognize such expense over the period during which an employee is required to provide services in exchange for the award. The pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to financial statement recognition. SFAS 123(R) is effective for all awards granted, modified, repurchased or cancelled after, and to unvested portions of previously issued and outstanding awards vesting after, interim or annual periods, beginning after December 15, 2005, which for the Company will be the first quarter of fiscal 2006. This Company is currently evaluating the effect of adopting SFAS 123(R) on our financial position and results of operations. The Company currently estimates the adoption of SFAS 123(R) will result in expenses in amounts that are similar to the current pro forma disclosures under SFAS 123.

         The FASB has also issued SFAS No. 153 - Exchange of Non-Monetary Assets ("SFAS 153") which is effective for fiscal years ending after June 15, 2005. SFAS 153 refines the circumstances under which non- monetary transactions should be accounted for at fair value. The adoption of SFAS 153 is not expected to have an effect on the Company's financial position.

         The FASB has also issued SFAS No. 154 - Accounting Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154"), which is effective for fiscal years ending after December 15, 2005. SFAS 154 requires that changes in accounting policy be accounted for on a retroactive basis. The adoption of SFAS 154 is not expected to have an effect on the Company's financial position.

EXCHANGE RATE HISTORY

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one US dollar for the fiscal years ended December 31, 2005, 2004, 2003, 2002 and 2001.

         PERIOD                                                   AVERAGE

         January 1, 2005 - December 31, 2005                       0.8276
         January 1, 2004 - December 31, 2004                       0.7702
         January 1, 2003 - December 31, 2003                       0.7186
         January 1, 2002 - December 31, 2002                       0.6368
         January 1, 2001 - December 31, 2001                       0.6444

The following table sets forth high and low exchange rates for one Canadian dollar expressed in terms of one US dollar for the six-month period ended May 31, 2006.

         MONTH                                    HIGH               LOW

         May 2006                               0.9100             0.8906
         April 2006                             0.8926             0.8534
         March 2006                             0.8834             0.8531
         February 2006                          0.8788             0.8638
         January 2006                           0.8744             0.8528
         December 2006                          0.8690             0.8521

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

The noon rate of exchange on May 31, 2006, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN $1.1027 (US $0.9069 = CDN$1.00).

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

All of the Company's property interests are in the exploration stage and do not contain any "reserves", as that term is defined in Industry Guide 7 adopted by the SEC. The term "reserves" is defined in Industry Guide 7 as "that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination." Industry Guide 7 is available from the
SEC's        website       at        http://www.sec.gov/divisions/corpfin/forms/
industry.htm#secguide7.

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

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly junior mineral exploration companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common shares fluctuated from a low of $0.28 to a high of $0.87 during the 12-month period ending May 31, 2006. Substantially all of the Company's financings have been conducted through the sale of its common stock. Continued price fluctuations will have a significant impact on the Company's ability to complete equity financings.

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

The projects in which the Company has interests are currently located in Mexico and Sweden. The Company is also reviewing other mineral claim interest opportunities which may be located in countries in Central America or South America. Mineral exploration activities in these foreign countries may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriations of property, environmental legislation and mine safety.

All of the Company's current mineral claim interests are located outside of Canada, in Mexico and Sweden As a result, such assets may be affected by government regulations and treaties, as well as by laws and policies of Canada affecting foreign trade, investment and taxation. In addition, it may be difficult to enforce judgments obtained in Canadian courts against assets located outside of Canada.

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

THE COMPANY'S OPERATIONS IN MEXICO AND SWEDEN SUBJECT THE COMPANY TO FOREIGN CURRENCY FLUCTUATIONS WHICH MAY INCREASE THE COMPANY'S EXPENSES AND, IN THE EVENT THE COMPANY ACHIEVES PROFITABILITY, REDUCE THE COMPANY'S PROFITABILITY.

The Company's operations in Mexico and Sweden make it subject to foreign currency fluctuation and such fluctuation may adversely affect the Company's financial position and results. The Canadian dollar varies under market conditions. The Company's foreign subsidiaries comprise a direct and integral extension of the Company's operations. These subsidiaries are also entirely reliant upon the Company to provide financing in order for them to continue their activities. Consequently, the functional currency of these subsidiaries is considered by management to be the Canadian dollar and accordingly exchange gains and losses are included in net income. The Company maintains its cash and cash equivalent amounts primarily in Canadian denominated currencies. The Company does not currently engage in hedging activities.
See "Item 5.  Operating and Financial Review and Prospects."

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

As of the date of this annual report all material conflicts of interests that arose between January 1, 2005 and March 31, 2006, have been described in "Item
7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest". Except as disclosed above, the Company has no specific internal policy governing conflicts of interest.
If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter, and the minutes of the meeting will reflect such disclosure and abstention from voting. In determining whether or not the Company will participate in any project or opportunity, the board of directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

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

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its key officer, Mr. David
Henstridge, the President, Chief Executive Officer, acting Chief Financial Officer and a director of the Company. The loss of services of Mr. Henstridge could have a material adverse effect on the Company. The Company has not entered into employment agreements with any of its officers and is not expected to do so in the foreseeable future. The Company has not obtained key-man life insurance on any of its officers or directors.

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

BUSINESS OVERVIEW

The Company is an exploration stage company exploring primarily for gold and silver. To date, the Company has not earned any production revenue, nor found any proved reserves on any of its properties. Since the completion of its original option agreement to acquire and explore a resource property in Peru, the Company has proceeded to enter into a number of option agreements to acquire interests in resource properties located in Mexico. In addition, during fiscal 2005, the Company acquired, through staking, mineral concessions in Sweden. The Company is currently focusing its financial resources in continuing its exploration program for gold and silver on the La Trini Property in Mexico and conducting an initial exploration program on certain of its mineral concessions in Sweden.

DISPOSITIONS

The Company did not dispose of or abandon any property interests during fiscal 2003. During fiscal 2004, the Company determined to cease work on the Gran Cabarera and Jimenez del Teul properties, located in Mexico. Accordingly the Company wrote-off $1,262,488 of acquisition costs and related exploration costs. The Company also conducted a geological survey and drill program on the Cinco Minas Property in late 2004 and early 2005. Results were received in May 2005. Based on the results, the Company determined to cease further work in 2005. As a result, in fiscal 2005 the Company recorded a write-off of $2,926,030 of acquisition and exploration costs, reflecting the abandonment of the Cinco Minas Property. During the three months ended March 31, 2006, the Company wrote-off $124,755 of acquisition costs reflecting the relinquishment of the San Jorge Concessions. See "Item 4. Information on the Company - Principal Properties - Other Properties".

EXPLORATION EXPENDITURES

During the three months ended March 31, 2006, the Company incurred $429,018 for mineral property acquisition costs and $143,387 for exploration costs on its mineral property interests. During fiscal 2005, the Company incurred $197,547 for mineral property acquisition costs and $658,484 for exploration costs.
During fiscal 2004, the Company incurred $1,387,277 for mineral property acquisition costs and $1,357,756 for exploration costs. During fiscal 2003, the Company incurred $239,119 for mineral property acquisition costs and $692,835 for exploration costs.

2006 EXPLORATION BUDGET

As of the date of this annual report, the Company anticipates that it will undertake further drilling on the La Trini Project and proceed with a study of historical records of past exploration and commence exploration, including drilling, on the mineral concessions in the Bergslagen District, Sweden. The Company's budget for this exploration work is approximately $1.12 million. The Company does not intend to undertake any further exploration on the San Jorge Property in fiscal 2006.

SALES AND REVENUE DISTRIBUTION

As of the date of this annual report, the Company has not generated any revenues from its mineral properties.

PRINCIPAL PROPERTIES

LA TRINI AND MOLOLOA, MEXICO

By agreement dated January 19, 2005, the Company acquired the right to acquire a 100% interest in the La Trini and Mololoa mineral properties from Mr. Carlos N. Hornedo (the "Vendor"). The agreement became effective March 23, 2005. In order for the Company to acquire its 100% interest, the Company has paid US $300,000 and must make a final payment installment of US $200,000 on March 23, 2007. The Vendor retains a 1% net smelter royalty ("NSR") and the Company has the exclusive right, at its own discretion, to reduce this NSR to 0.5% through a cash payment of US $1,000,000.

The La Trini and Mololoa properties total 356 hectares and are located in the Jalisco silver belt about 100 kilometres northwest of Guadalajara, Jalisco State, Mexico. [See location map on page 21.]

The La Trini property is accessed via freeway west from Guadalajara to the turnoff to the town of Magdalena, a distance of approximately 94 kms. Access is continued through Magdalena along an older two-lane highway, that roughly parallels the freeway, to the Hostotipaquillo turn-off at km 108, then along this road for another 10 kms. An all-season gravel road turns west off this road just before the town of Hostotipaquillo and services the small communities of Monte del Favor, Michel and La Mesa. Approximately 25 kms west another junction heading north reaches Michel and La Mesa. The La Trini property is accessible via this route which is all-weather quality to La Mesa, but four-wheel-drive is needed for the last few kilometres. The distance from the last junction to La Trini is about 15 kms.

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

         As of the date of this annual report, the La Trini property is without known reserves.

         In May 2005, the Company completed the first phase program of remapping and sampling of surface outcrops and channel sampling of all accessible underground workings at La Trini. A total of 89 surface samples were taken from 23 sites along 340 metres of strike length of the mineralized zone. The samples ranged from 1.1 metres to 3.8 metres, but most were 3 metres in length and included 12.3 m averaging 3 g/t gold and 154 g/t silver and 6.25m averaging 8.7 g/t gold and 179 g/t silver. Two adits, about 40 metres vertically apart, were also reconditioned, and 110 channel samples were taken. Samples ranged from 1.05 metres to
         2.6 metres but most samples were 2 metres wide. The results of the underground channel sampling program included 14.25 m averaging 0.6 g/t gold and 564 g/t silver and 4m averaging 11.7 g/t gold and 248 g/t silver.

         In June 2005, in order to determine the extent of the silver-gold mineralization, a geochemical survey was completed on a grid measuring about 1,400 metres by 500 metres and centered on La Trini. A total of 383 samples were taken at 25 metre intervals along the grid. The samples were prepared by GM LACME Laboratory, Guadalajara, Mexico, and were submitted for analyses at IPL International Plasma Labs in Vancouver, Canada.

         Centered over the main La Trini showings exist coincident and strongly anomalous lead, silver, arsenic and barium in soil and rock chip anomalies over about 500 metres strike length by 100 metres to 150 metres width. Also, moderately anomalous zinc and copper anomalies coincide with the above. Further mapping in the underground workings has identified fine grained galena (lead sulphide) and sphalerite (zinc sulphide) along with the disseminated pyrite and argentite (silver sulphide) reported previously. Copper oxides were observed locally. The soil anomalies remain open to the west.

         In August 2005, the Company finalized an initial drill program at La Trini. The reverse circulation ("RC") drill program consisted of 15 drill holes to target the core anomalous zone along a strike length of 200 metres and centered on the anomalous geochemistry and underground workings. The drill holes ranged in depth from 48 metres to 148 metres and totaled 1,344 metres with results including 18.3 metres averaging
         3.1 g/t Au and 150 g/t Ag in TRRC6.

         The surface, underground and drill evidence suggests that the rhyolite porphyry, hosting the disseminated silver-gold mineralization, is an intrusion rather than a volcanic. The entire rhyolite extent therefore remains an exploration target.

         Also in August 2005, the Company retained Ion Exploracion Geofisica of Hermosillo, Mexico, to undertake an induced polarization and resistivity survey (the "Survey") at La Trini silver-gold project. The Survey consisted of ten line-kilometres covering an area of about 1,400 metres X 600 metres and was being performed on the existing north-south grid lines, centered on the known La Trini mineralization.

         The Survey disclosed an extensive zone of chargeability and resistivity anomalies roughly parallel to the projection of the rhyolite porphyry which hosts the mineralization. Several large and strong chargeability anomalies with coincident surface geochemical anomalies were defined in the Survey outside of the drilled area and will be tested in the next drill program.

         Between December 2005 and early February 2006, the control grid was extended a further 700 m west of the drilled area. This grid was used for soil/rock chip sampling and geological mapping. The results of the geochemical survey demonstrated that the zone continues to the west with coincident and strongly anomalous copper and arsenic and moderately anomalous silver, barium and zinc in soils directly above the sub-cropping rhyolite unit. This expands the zone of interest of the mineralized rhyolite unit to in excess of 1.5 km.

         Platforms for up to 24 additional drill sites have also been constructed. Eleven holes are planned to further define the known resource at the main La Trini area, six holes will test the western grid extension, and the remaining seven holes will test geological, geochemical and geophysical targets north and east of the main La Trini zone. This program will be undertaken as soon as the Company can secure an RC drill rig in Mexico. The budget for this program is estimated at approximately $280,000.

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

         As of the date of this annual report, the Mololoa claims are without known reserves. The Company has no exploration plans for 2006 on the Mololoa claims

The Qualified Person for the La Trini and Mololoa projects is David Henstridge, the President, Chief Executive Officer and acting Chief Financial Officer of the Company and a fellow of the Australian Institute of Mining and Metallurgy and a member of the Australian Institute of Geoscientists.

                  LOCATION MAP OF LA TRINI AND MOLOLOA PROPERTIES

                       [GRAPHIC OMITTED] [GRAPHIC OMITTED]

Omitted graphic is map of the states of Jalisco and Nayarit, Mexico showing the location of the La Trini and Mololoa properties in relationship to the Cinco Minas property and the cities of Puerto Vallarta, Tapic, Tequila and Guadalajara, with inset map of the country of Mexico showing location of Mexico City and Guadalajara. The scale is 1 inch equals 50 kilometres. The map has an arrow showing the direction of North.

 [Map available for viewing at the Company's website: www.tumiexploration.com]

BERSLAGEN DISTRICT PROPERTIES, SWEDEN

OVERVIEW

Research for new silver projects took the Company to the Bergslagen District in Sweden and specifically the historic Sala Silver Mine. Sala once produced some of the richest silver ores in the world with grades as high as 7,000 g/t. Our research indicated the ground was open at the old Sala Mine, so the Company has staked the mine and surroundings. Identifying Sala also led to the discovery of other available silver prospects in the Bergslagen District. The Company intends to obtain the historical records of all of these silver prospects for detailed study and using modern exploration methods, there is excellent potential for discovering new mineral deposits.

The Company has been granted ten licences totalling 4,255 hectares covering seven historic silver producers. Eight exploration licences, totalling 8,120 hectares, were also staked by the Company. So far, three of the licences have been confirmed by the Swedish Mining Inspectorate and are granted for an initial period of three years (Skalbo, Hornkullen and Kobergs), whilst the other five are pending.

The Bergslagen District lies immediately to the northwest of Stockholm and covers an area of approximately 200 kms east-west by 150 kms north-south. Bergslagen is highly mineralized and is one of the most important ore districts in Europe, containing deposits of iron, manganese, base-metals and silver. In addition to Sala, world-class deposits in Bergslagen include Falun (a historic copper mine, now a world heritage site), Garpenberg (owned by Boliden AB) and Zinkgruvan (owned by Lundin Mining Corporation).

Sweden provides a combination of a highly prospective, yet a vastly under-explored country, a well established mining industry and a politically stable country. Sweden is the largest producer of most metals in the EU15 and contains 15% of the world's uranium resources. The country has seen the opening of three new mines in the last three years.

REGULATIONS RELATED TO MINERAL TENURE, EXPLORATION AND CURRENT CLAIM STATUS

Swedish mining laws pertaining to mineral exploration changed profoundly in 1992 when the new Minerals Act of 1991 (effective July 1, 1992) for the first time allowed foreign ownership of mineral title in Sweden. The right of the Swedish state to acquire 50 per cent of a mine was repealed a year later. Further amendments were enacted in 1998 that include the requirement that the results of subsequent exploration work had to be reported upon surrender of the claims. However, upon request, these submissions were subject to a confidentiality period of up to four years. As a result of these changes, there are little or no exploration data in the public domain on claims that were worked in the years 1992 to 1998.

Exploration  permits  are  granted  for  specified  areas that are judged by the
Mining Inspectorate to be of suitable shape and size that they are capable of being explored in "an appropriate manner". The current rules do not require annual minimum expenditures on claims, but a land fee is due upon first application for an exploration permit in the amount of 15 SEK per hectare, covering an initial period of three years. If a claim or part of a claim is abandoned within 11 or 23 months of its granting date SEK 13 or SEK 9, respectively, of the original SEK 15 fee per abandoned hectare become refundable. It is possible to extend the time a claim is held to a total of 15 years after the date of the original granting, but the annual fees per hectare increase substantially: SEK 21 per year and hectare for years four to six, SEK 50 per year and hectare for years seven to ten, and SEK100 per year and hectare for years eleven to fifteen. No further extension of mineral exploration permits is allowed after year 15. The high fees in the later years discourage excessive claim holdings deemed to be of little value by the holder.

An exploitation concession (mining permit) can be applied for at any time while a claim is in good standing and may be granted for a period of up to 25 years.

Rules and regulations pertaining to mining exploration in Sweden are clearly outlined in the "Guide to Mineral Legislation and Regulations in Sweden" (2000) available from offices of the SGU or the website of the SGU (http://www.sgu.se). The Mining Inspectorate of Sweden provides clear directives, available from the Inspectorate website www.bergsstaten.se, for conducting exploration under four main categories:

         1. Official consideration and approval before mining (exploration) may commence
         2. Exploration permits

         3. Where exploration work is not permitted
         4. Contact with landowners

The Company has the obligation to inform land holders two weeks prior to accessing the properties and to provide compensation for any ground-disturbing work conducted.

Corporate tax rates are currently 28 per cent and no further additional taxes (including royalties on mineral production) apply to the mining industry.

REGIONAL GEOLOGY AND MINERAL DISTRICTS, SWEDEN

Sweden is underlain by mostly Precambrian rocks that belong to the Fennoscandian Shield. The Precambrian in Sweden can be divided into two main districts with distinctly different characteristics:

1) The Southwest Gneiss Region (Sveconorwegian Orogen) forms a 100-150 km wide zone along the west coast of Sweden. Orogenesis affected this region between 1150 and 900 million years ("MA") ago; the rocks here are believed to include some of the oldest in the country. Metamorphosed basic rocks are common, derived from both intrusions and lavas.

2) The Svecofennian, or Svecokarelian Orogen, makes up the largest part of Precambrian shield in Sweden. Major orogenesis occurred in parts of the Svecofennian between 1,800 and 1,750 MA ago, but both younger and older rocks and orogenic phases can be found within it.

The Svecofennian Orogen can be divided into several groups. East of the Southwest Gneiss Region occurs a zone of porphyries and granites collectively known as the "Gothian." They are believed to be younger than the Svecofennian, but they may represent a late phase of this orogen. Further east, the Bergslagen District of central Sweden contains volcanics and sediments which are more than 2,000 MA old. The region has undergone several phases of folding and has been intruded by at least two generations of granitoids. Bergslagen is one of the most important ore districts in Sweden, containing deposits of iron, manganese, base metal and silver sulphides.

At about 65 degrees north occurs another highly mineralized belt called Skelleftea. This district is only 100 km long by 20 km wide, but it contains some of the richest sulphide ores in the country, including the historic Boliden mine. Skelleftea hosts at least 80 sulphide bodies. The deposits occur within a sequence of intercalated volcanics and sediments which are overlain by a series of black schists. The entire sequence was complexly folded and intruded by two generations of granite.

The northernmost ore province, called Norrbotten, belongs to a late phase of the Svecofennian Orogen called the Karelian. The rocks are a complex mixture of volcanics, migmatized schists and granites. Norsbotten contains the largest reserves of iron ore in the country, and sulphide and uranium deposits are also present.

Along the northwestern part of Sweden occurs a mountain range called the Caledonides. They are composed of folded Late Precambrian and Lower Paleozoic sediments, lavas and various intrusions. These rocks were thrust onto the Fennoscandian Shield as a large allochthonous block. Complex sulphide deposits occur in the central part of the belt; disseminated lead-zinc, uranium and phosphorous deposits occur in contemporaneous rocks of Cambrian and Ordovician age along the eastern margin of this belt.

BERGSLAGEN SILVER DISTRICT, SWEDEN

The highly mineralized Bergslagen District of Sweden is part of a large, Early Proterozoic felsic magmatic region of mainly medium to high metamorphic grade in the Fennoscandian (Baltic) Shield. The region is interpreted as an extensional, probably back-arc, active continental margin magmatic region which evolved through stages of magmatism, doming, extension, subsequent compressional deformation, regional metamorphism and structural inversion.

Most of the ore deposits formed during regional waning of the felsic volcanic stage and occur in medial to distal facies associated to rhyolitic ash-siltstone, limestone, crystal-sandstone and breccia deposition in a submarine environment.

The main zinc-lead-silver-(copper-gold) ore deposits are roughly classified into two types: stratiform ash-siltstone- hosted sea-floor deposits with similarities to the sediment-hosted lead-zinc-silver Broken Hill (Australia) deposits, and dominantly volcanic-associated limestone-skarn sub-seafloor replacement deposits that more closely resemble felsic volcanic-associated massive sulphide deposits. The banded iron formations in Bergslagen District are interpreted as chemical suspension deposits interbedded with rhyolitic ash-siltstone. The skarn iron ores are strata bound in limestones and include metamorphosed sedimentary ores and metasomatic replacements. Apatite-bearing iron ores differ in that they were formed within a dacitic intrusive complex that may be the root zone of a dacite-rhyolite volcanic center.

The Bergslagen District lies immediately to the northwest of Stockholm and covers an area of approximately 200 kms east-west by 150 kms north-south. Bergslagen is highly mineralized and is one of the most important ore districts in Europe, containing deposits of iron, manganese, base-metal and silver.

Map 1.

                         GEOLOGICAL PROVINCES OF SWEDEN


                       [GRAPHIC OMITTED] [GRAPHIC OMITTED]

Omitted graphic is map showing the country of Sweden and location of the cities of Skelleftea, Falun, Hallefors, Sala and Stockholm

Legend Shows:
                  Phanerozoic Cover
                  Caledonides
                  Svenconorwegian Orogen
                  Bergslagen District
                  Svecofennian Orogen


 [Map available for viewing at the Company's website: www.tumiexploration.com]

Map 2.

                MINERAL APPLICATIONS BERGSLAGEN DISTRICT, SWEDEN


                       [GRAPHIC OMITTED] [GRAPHIC OMITTED]

Omitted graphic is map showing an enlargement of the Falun / Garpenberg area.

Legend Shows:
                  Granite, Pegmattitie, geneiss
                  Mafic Intrusions
                  Sediments
                  Felsic to Mafic Volcanics
                  Major Past or Present Producers (other companies)

 [Map available for viewing at the Company's website: www.tumiexploration.com ]









SALA (2,452 HECTARES)

The Company came across technical documentation respecting the historic Sala silver mine ("Sala") located about 105 kms NW of Stockholm. Research indicated the ground was open, so the Company staked the Sala mine and surrounding ground in two exploration concessions totaling 2,173 hectares. An additional two concessions have since been acquired, totaling 279 hectares.

Sala was mined sporadically between the early parts of the Sixteenth Century and Twentieth Centuries. It was known to have produced some of the richest silver ores in the world; it was reported in 1879 that the ore contained up to 7,000 g/t of silver and was sent directly to the smelting house.

Within the Sala area the metavolcanics are dominated by felsic volcanic breccias, mafic volcanics, sandstones and siltstones which grade upwards into a 300 m thick dolomitic marble which hosts the Sala Ag-Zn-Pb ore. The ore zone strikes obliquely across the main trend of the dolomite and has a sub-vertical dip and a plunge of 30 to 40 degrees to the NW. The width of mineralization is estimated at 80m to 100m and the length at 700m. Recorded mineralization includes argentiferous galena, sphalerite, small amounts of pyrite, pyrrhotite and chalcopyrite and rare occurrences of silver and mercury minerals. The galena at Sala is extremely rich in silver containing on average 0.15 - 1% Ag.

A paper in Economic Geology by Allen, et al, (1996) states that the mined resource at Sala was 5 million tonnes with a grade ranging from 150 g/t to > 3,000 g/t Ag, 12% Zn and 1 to 2% Pb and therefore it is likely that >200 million ozs of silver were recovered from Sala. Mining records show that Sala was mined to a depth of about 300m, and the mining plans and sections show that the mineralization remains open at depth.

There also exist the possibilities for both strike extensions and repetitions in section as shown by exploration done between 1939 and 1962 that resulted in the discovery of a new zone 600m north of the main Sala orebody, containing 171,000 tonnes grading 350 g/t Ag, 4.2% Pb and 2% Zn. It has been recorded that Johnson & Co., who mined this new zone, also discovered and delineated an additional 200,000 tonnes grading 90 to 100 g/t Ag, 1.3% Pb and 6% Zn. These data are historical in nature and were compiled prior to the implementation of NI 43-101 reporting standards. The Company has not completed sufficient exploration to verify the estimates and is not treating them as National Instrument-defined resources, or reserves, verified by a qualified person; this historical estimate should not be relied upon.

SVARDSJO (284 HECTARES)

The Svardsjo silver-lead-zinc-copper mines are located 16 kms NE of Falun and are generally considered to be of a volcanogenic-exhalative origin formed contemporaneously with the deposition and alteration of the volcanics. Other historical mines of this classification within the Falun district include Garpenberg, Falun and Zinkgruvan. Historically, there were three ore bodies mined at Svardsjo:

1) Kompanimalmen - Appears on the surface as three lenses aligned along strike but at depth these form a single body below the 200m level. This group has a slight silver content with the Zn-Pb.

2) Mellangruvan - Lies entirely in dolomitic skarn. It is a breccia with sphalerite, galena and some chalcopyrite that forms a matrix. The silver content is three times higher in this ore body than the other two. It extends to a depth of 450m.

3) Norramalmen - Occurs in a vertical gouge zone with massive to fine-grained sulphide containing more pyrite and pyrrhotite than the other ore bodies.

Historical records indicate that 973,000 tonnes were mined between the Middle Ages and 1931, then 828,000 tonnes were mined between 1953 and 1972. Records for the period 1959-1971 show that the 775,000 tonnes mined during this time averaged 113 g/t Ag, 0.6% Cu, 2.7% Pb and 6.0% Zn. The average grade of 51,000 tonnes produced between 1983 and 1985 was 0.3 g/t Au, 60 g/t Ag, 0.6% Cu, 1.5% Pb and 4.0% Zn. Between 1988 and 1989, a total of 21,500 tonnes was mined at an average grade of 0.3 g/t Au, 82 g/t Ag, 0.5%Cu, 1.2% Pb and 3.1% Zn.

HALLEFORS (794 HECTARES)

The Hallefors silver property historically produced in excess of 480,000 ozs of silver ranking it the second largest silver producer in Sweden behind the Sala mine. The Hallefors silver mines are located about 8 km north of Hallefors township and 210 km west-north west of Stockholm in the westernmost part of the Bergslagen mineral district.

Silver-lead-zinc mineralization occurs over a 2.5 km long by 0.5 km wide area consisting of two principal belts: 1) the middle and western mines are hosted by a potassium-rich rhyolitic volcanic rock in which the mineralization occurs in cross-cutting fissure veins and; 2) the eastern mines where mineralization is hosted by manganese and iron-rich carbonate beds that contain disseminated magnetite, pyrrhotite and other sulphide minerals. The eastern mines may in part be of skarn origin. Researchers have interpreted the overall ore formation to have a syngenetic exhalative- sedimentary origin and that the ore is distal to conduits. Hallefors is an example of stratabound Pb-Zn-Ag mineralization associated with manganiferous iron ores that occur in carbonate beds intercalated with extremely potassium-rich acid metavolcanic rocks.

The eastern mine consists of a complex of underground and surface workings about 150m long and 20 - 30m wide and may project to the more recent Jan Olafs and Alfrida mines, a further 100m to the WNW. The workings at the original mine are known to extend at least to 95m depth. Galena and sphalerite are important ore minerals of lead and zinc, respectively, and arsenopyrite is common.

The western and middle mine ores occur in fissures that are perpendicular to, or at very steep angles to the trend of the rhyolitic volcanic. The veins consisted of independent bodies of galena and sphalerite that extended to depths of between 147m and 200m.

The first mining was performed in the eastern silver mine during 1635-1726, and the first mine in the western zone was developed in 1668. The Jan Olofs and Alfrida mines in the eastern zone were opened in the 1880's.

No production figures are available for the eastern silver mine, but during 1878-1896 and 1915-1917, 9,000 tonnes were produced from the western silver mines grading approximately 1,560 g/t Ag, 12% Zn and 38% Pb. Records indicate that between 1639 and 1852, Hallefors produced just over 480,000 ozs of silver, and between 1843 and 1852 it produced 36.8 tonnes of lead. LKAB (1982) estimated that 96,000 tonnes have been mined, but no average grade was provided.

LOVASENS & SKALBO (185 AND 121 HECTARES, RESPECTIVELY)

The historic Lovasens mines consist of at least eleven workings that were mined between 1630 and 1954 when they were abandoned and flooded. Between 1630 and 1878 they produced 806 tonnes of lead and 83,000 ozs of silver. Production records indicate that in 1613 and 1620, a total of 287 tonnes and 205 tonnes of ore averaged 9.3% and 12.7% lead and 232 g/t and 252 g/t silver, respectively. Between 1915 and 1919 about 12,300 tonnes of rock were mined from the Prince Carl mine, containing 431 tonnes of lead ore grading from 20% to 37% lead and 1,680 tonnes of zinc ore grading 40.5% to 46.6% zinc.

The ore is hosted by a limestone formation that has been altered to a silicate skarn. The skarn is divided into five sub- groups of which the most important one is svartmalm, or "black ore" consisting of abundant magnetite and calc-silicate skarn minerals (garnet, diopside, tremolite, epidote and hornblende). Galena and sphalerite are disseminated throughout this unit which is enveloped by potassium-rich rhyolitic volcanics. The ore minerals are argentiferous galena, sphalerite and minor chalcopyrite, magnetite and arsenopyrite.

The Lovasens mines are underlain by airborne magnetic anomalies. A similar magnetic feature occurs 2 kms west of Lovasens; the Company has staked this area, called the Skalbo property.

KALVBACKEN & TOMTEBO (168 AND 80 HECTARES, RESPECTIVELY)

The historic Kalvbacken sulphide-ore deposit is situated 17 km southeast of Falun in central Sweden. The ores are located in a tuff -quartzite complex near the contact with Archean granite. The ore-bodies, which are confined to two northeast striking skarn-carbonate horizons, are surrounded by an alteration aureole. The alteration zone, running more or less parallel with the granite contact, is bounded by granite to the north. The alteration of the tuff has resulted in the development of different quartzitic rocks. The mineral associations occurring in the aureole seem to be the result of metamorphic differentiation, and sulphide minerals have been formed later than the silicates.

The  deposit  consists  of  two  stock-like  ore  bodies,   Kalvbicksmalmen  and
Bligruvemalmen, which are parallel to the main regional tectonic fold axes. These elongated skarn-carbonate bodies have been brecciated and partly, or entirely, replaced by sulphide ore. The surrounding quartzitic and tuffaceous rocks are relatively poor in sulphide-minerals. Pyrite, sphalerite and galena are the main ore minerals in skarn and carbonate rocks. Chalcopyrite, pyrrhotite, antimony- sulphides, arsenopyrite, and magnetite are generally minor constituents. In quartzitic rocks, chalcopyrite and pyrrhotite are the dominating ore minerals. Silver in the ores usually amounted to less than 200 g/t and gold less than 1 g/t.

The Kalvbacken mine was abandoned in 1963 having operated intermittently since the Sixteenth Century. Total production is estimated at 600,000 tonnes zinc-lead-copper ore, but no grades are available. A table from a report from the early part of the last century shows that between 1915 and 1920, a total of 62,899 tonnes of ore were mined, which included 270 tonnes of copper ore mined between 1915 and 1916 that had an average grade of about 3.4% copper, 14,253 tonnes of zinc ore averaging 27.5% zinc, 1,837 tonnes of pyritic (sulphur) ore averaging about 34% sulphur, and 9,951 tonnes of "enriched" ore.

The historic Tomtebo mine is located 25 km southeast of the city of Falun, Sweden. Earliest records indicate that the Tomtebo mine was first discovered and developed in the mid-seventeenth century, but detailed production records were kept only in the early part of the Twentieth Century. The mine has been closed since 1969. The host rocks are cordierite quartzite and mica schists which grade into biotite-andalusite bearing quartzite. These rocks are derived from highly potassic rhyolite tuffs.

Copper ore at the Tomtebo mine occurred in small folds as lenses or stringers in an anticline. Between 1836 and 1837, 1,841 tonnes of copper and 1,077 tonnes of sulphur were produced. The copper content of the ore varied from 3.0% to 5.3% between the years 1915 and 1919. The average ore grade during the last phase of mining, between 1965 and 1969, was about 1% copper, 1% zinc and 35% sulphur. An assay of fairly pure chalcopyrite (copper ore) gave 140 g/t silver and 9 g/t gold.

OSTER SILVBERG (312 HECTARES)

The Oster Silvberg mine, located 27 km south of the city of Falun, was once the chief producer of silver in Sweden in the Fourteenth and Fifteenth Centuries, but there has been no production since the mid- 1920's. The host rock is generally a metamorphosed, fine-grained, bedded potassic rhyolite tuff. Near the ore contacts, the rock is often classified as an "ore quartzite" which is actually the tuff that has been altered to mostly quartz, garnet, mica, minor andalusite and other metamorphic minerals. The mineral bodies at Oster Silvberg are found in cross-fractures, spatially- related to the metamorphosed tuff formations, which appear to have been formed by the regional folding that deformed the host rocks.

The principal ore was an argentiferous galena that formed a columnar body to the 220 metre level of the mine. Flanking the galena to the north and southeast occur some narrower pyrite-sphalerite orebodies containing very little galena and traces of chalcopyrite, quartz and fluorite. Complete mine production and grade records are not available. Early records indicate that silver production exceeded 32,000 ozs per year. One tabulation shows a total of only 2,900 ozs of silver mined in thirteen different years between 1636 and 1920.The mine suffered several shut-downs in these centuries due to rock caves, owing in part to the reduced production during these times. Various assays from the 17th. and 18th. Centuries show that the Oster Silvberg galena carried from 1,053 to 4,335 g/t silver. In addition, the produced silver contained about 10% gold (from 100 to 430 g/t.)

HORNKULLEN (1,437 HECTARES)

The Hornkullen prospect is located about 20 km southwest of the town of Hallefors, central Sweden. Host rocks appear to be mostly skarns derived from altered tuffs and presumably interbedded carbonates. Records from 1646 and 1647 show that only small amounts of silver (826 ozs) were produced. It is stated that the galena is argentiferous and that pyrite, pyrrhotite, arsenopyrite, chalcopyrite and sphalerite are also present. An assay taken in 1845, from a 0.9 m wide zone of galena ore, ran 79% lead and 775 g/t silver.

A petrographic and regional exploration report from 1986 showed that dump samples yielded some high gold values (0.6 ppm and 4 ppm) plus highly anomalous arsenic (10.7%). A drilling and regional geochemical report from 1987 showed that three holes were drilled in 1986 and one in 1987. The targets appeared to be geophysical conductors (IP?), but the results were not discussed. A regional boulder sampling survey from within the property produced some highly anomalous gold results, up to 3.4 ppm, as well as very high arsenic (up to 16.5%), anomalous antimony (up to 0.13%) and silver up to 127 ppm.

Regional airborne magnetic data indicates that the Hornkullen mineral occurrences are roughly aligned with narrow, curvilinear magnetic high features. Similar features occur on the property to the northwest of the mine, and these might be a source of the mineralized boulders which contain highly anomalous gold and arsenic values. This area will be the initial focus of the Company's exploration program.

KOBERGS (539 HECTARES)

The Kobergs prospect is located southwest of the town of Hallefors, central Sweden. Little is known of the area except that the host rocks appear to be calc-silicate skarn; however, limestone and dolomite are also recorded. At the northern end of the prospect area, sulphides have been recorded within the calc-silicate horizon, and at the southern end of the prospect a showing has been recorded to contain iron-lead-zinc-tungsten mineralization. Regional airborne magnetic data indicates that the Kobergs mineral occurrences appear roughly aligned with a northwest to southeast trending magnetic high feature which can be traced for a minimum of two kilometers. The calc-silicate rocks are also mapped as extending over this distance along the same trend. As the rock types recorded at Kobergs are known to host economic mineralization elsewhere, the trend of this prospective unit will be the focus of the Company's initial exploration program within the licence area.

SILVERHYTTAN (550 HECTARES)

The Silverhyttan prospect is located 30 kms south of the town of Hallefors, central Sweden. Little is known of the area except that host rocks are dolomite and at the southern end of the prospect area silver-lead sulphide mineralization has been recorded. Regional airborne magnetic data indicates that the
Silverhyttan mineral occurrence appears roughly aligned with a northwest to southeast trending magnetic high feature which can be traced for a minimum two kilometers. As the rock types recorded at Silverhyttan are known to host economic mineralization elsewhere, the trend of this prospective unit will be the focus of the Company's initial exploration program within the licence area.

STOLLBERGSGRUVAN (773 HECTARES)

The Stollberg district is located in western Bergslagen, about 5 kms northeast of the town of Ludvika. The Company's concession covers roughly the southern-half of the historic district and includes fourteen historic mines or workings along a belt of at least twenty-five volcanogenic massive sulphide
(VMS) deposits along a 4 km belt.

The original mine was first open in 1552 under the name of Vaster Silvberg. Little is documented about the mining production until about 1890. Between 1913 and 1919, ore processed from the Stollberg and Dammberget mines averaged 28% Fe, 6.5% Mn and 3% Pb. The mines were reopened after WW I and operated until 1982.

The most significant orebody on the concession is called Brus. There are two types of ore described: a massive sphalerite-galena ball ore with high silver grades (values not given) where quartz fragments are enclosed in a matrix of massive sulphides; and a disseminated galena and sphalerite ore contained quartzite and biotite-rich schists derived from felsic volcanics. Silver occurs both in the galena and as separate minerals.

The deposits in the Stollberg district are best classified as volcanogenic, exhalative magnetite ore containing base metals and silver. The volcanic-derived host rocks are interlayered with carbonates, and skarn-type deposits were also formed as a result of regional metamorphism.

VITTURN (2,239 HA)

The licence covers a series of base metal, silver and iron occurrences developed along the western belt of mineralization in the Bergslagen district. The project targets a flexure position in the western mineralized belt where occurrences are limestone-hosted and provide potential for large replacement style deposits. Mineralization is associated with strongly magnetic features which trend for 10 km through the Vitturn claim.

LUMSKOLEN (1,054 HA)

Silver-lead-zinc showings hosted by quartzite; coincident with NW-SE trending magnetic high lineaments.

JUGANSBO (1,408 HA)

The Jugansbo licence secures the continuation of the limestone host to the Sala orebodies 12 km to the north of Sala (under licence to the Company). Cu-Pb-Zn-Ag mineralization has been mined from multiple massive sulphide orebodies, however tonnage and grade production figures are not yet available. Boliden has previously drilled 76 holes on this licence, results from which are not yet available.

The Company is in the process of obtaining the historical records of all these silver projects and will initially focus on the Sala and Hallefors historic mines. The Company intends to conduct four geophysical surveys and 3,000 metres of diamond drilling over the next twelve months. The budget for the current exploration program is approximately $840,000.

The Qualified Person for the Bergslagen District projects is David Henstridge, the President and Chief Executive Officer of the Company and a fellow of the Australian Institute of Mining and Metallurgy and a member of the Australian Institute of Geoscientists.

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

After a thorough technical evaluation of exploration activities conducted in fiscal 2004, on May 18, 2005, the Company withdrew from the Cinco Minas HOA. Although a resource was established for the Cinco Minas Property, the results of a scoping study previously undertaken indicated a very high strip ratio for an open pit mining operation, such indication having been confirmed by in-house studies performed by the Company's technical consultants. Additionally, a review of an underground high-grade mining option gave resource numbers too low to be of interest to the Company, particularly when having to deal with a large number of historic open stopes. In summary, a combination of a very high strip ratio for an open pit, underground open stopes, and an option to earn only a 60% interest with high underlying holdings costs, made the Cinco Minas Property unattractive to the Company from an economic prospective. During fiscal 2005, the Company wrote-off $2,926,030 of acquisition costs and exploration expenditures relating to the Cinco Minas Property.

OTHER PROPERTIES

SAN JORGE, MEXICO

On August 16, 2004, the Company purchased two mineral concessions (the "San Jorge Concessions") from Minera San Jorge, covering 3,919 hectares located in Zacatecas State, Mexico. Under the purchase agreement the Company paid $58,755 and issued 60,000 shares (with a deemed value of $66,000).

The San Jorge Concessions abuts the eastern edge of the Jimenez Property and is located approximately 130 kms due west of Fresnillo. The San Jorge Concessions are accessible by road. The property contains no known workings, power or infrastructure. The San Jorge Concessions are underlain by the same sequence of rocks hosting the Santa Clara mine on the Jimenez Property. Due to the negative results obtained from the Jimenez Property, during May 2006, the Company has determined to relinquish the San Jorge Concessions.

GRAN CABRERA PROPERTIES, MEXICO

On October 23, 2002, the Company and Minera San Jorge entered into a heads of agreement (the "Gran Cabrera HOA") whereby the Company was granted an option to acquire up to a 100% working interest in the Gran Cabrera Properties. The Gran Cabrera Properties are located across the border of two states, Nayarit and Jalisco, Mexico, and cover a group of historically high-grade silver-gold mines. Under the terms of the Gran Cabrera HOA, the Company would earn an initial 60% working interest by expending US$2.5 million over three years, on the Gran Cabrera or Cinco Minas properties, issuing a total of 750,000 shares (250,000 shares issued with a deemed value of $82,500) over three years and incurring minimum expenditures of US$75,000, US$100,000 and US$150,000 over three years on the Gran Cabrera Properties. The Company also had the right to purchase the remaining 40% interest in the Gran Cabrera Properties should a development area be identified. A work program on the Gran Cabrera Properties was conducted in April 2004 and consisted of data recompilation, geological mapping and verification or extension of earlier channel sampling of vein, stockwork and breccia hosted precious metal mineralization, seeking ore grade mineralization suitable for open-pit mining. Based on the results, the Company determined to cease further work on the Gran Cabrera Prospect and, accordingly, during the 2004 fiscal year, wrote-off $608,002 of acquisition costs and exploration expenditures relating to the Gran Cabrera Prospect. Formal notification of termination of the Gran Cabrera HOA was made by the Company in March 2005.

GOVERNMENT REGULATIONS

The  Company's   operations  are  subject  to  certain   governmental  laws  and
regulations. See "Item 3. Key Information - Risk Factors".

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

                               ORGANIZATION CHART

               -------------------------------------------------
              |              Tumi Resources Limited             |
              |                (British Columbia)               |
               -------------------------------------------------
                                       |
                                       |
                                       |
        -------------------------------------------------------------
        |                  |                  |                      |
        |                  |                  |                      |
 ----------------    ---------------    ----------------    -------------------
|                |  |               |  |                |  |  Compania Minera  |
|TM Resources AB |  |TMXI Resources |  | Kay Metals Ltd.|  |Cinco Minas S.A. de|
|   (Sweden)     |  |  S.A. de C.V. |  |    (Barbados)  |  |       C.V.        |
|     100%       |  |   (Mexico)    |  |      100%      |  |     (Mexico)      |
|                |  |     100%      |  |                |  |        60%        |
 ----------------    ---------------    ----------------    -------------------

                                                                     ---
SUBSIDIARIES

The Company has four subsidiaries:

TM RESOURCES AB

On January 14, 2006, the Company incorporated Calico NR 3857 AB ("Calico") to pursue the Company's mining business activities in Sweden. Calico subsequently changed its name to TM Resources AB ("Tumi Sweden"). The Company owns 100% of Tumi Sweden.

TMXI RESOURCES S.A. DE C.V.

The Company owns 100% of TMXI Resources S.A. de C.V. ("TMXI") which was incorporated in Mexico on October 15, 2002. TMXI was set up to pursue the Company's mining business activities in Mexico, outside of its activities in Compania Cinco Minas. TMXI is the optionor of the La Trini and Mololoa properties and the owner of the San Jorge Concessions.

KAY METALS LTD.

During fiscal 2004, the Company purchased 100% of the issued and outstanding common shares of Kay Metals Ltd. ("Kay Metals"), a Barbados company, from an arms-length public company. Kay Metals' sole asset is a registered ownership of a strata unit in a condominium located in Lima, Peru.

COMPANIA MINERA CINCO MINAS S.A. DE C.V.

The Company is a recorded holder of 60% of the issued and outstanding common shares of Compania Minera Cinco Minas S.A. de C.V. ("Compania Cinco Minas"), which was incorporated in Mexico on October 15, 2002. The remaining 40% of the issued and outstanding common shares of Compania Cinco Minas are held by Minera San Jorge, the optionor of the Cinco Minas Property and Gran Cabrera Properties. This 40% interest was held in trust by Minera San Jorge on behalf of the Company until the Company had earned its 60% option on either the Cinco Minas Property or Gran Cabrera Properties. With the termination of the option agreement on both the Cinco Minas and Gran Cabrera properties, the Company will proceed with the legal transfer of its 60% interest in Compania Cinco Minas to Minera San Jorge once certain non-Cinco Minas Property assets have been transferred out of Compania Cinco Minas.

PRINCIPAL OFFICES

The Company's executive and principal office is located at Suite #1305, 1090 West Georgia Street, Vancouver, British Columbia, Canada. The corporate office facility is provided on a month-to-month basis by Chase Management Ltd. ("Chase") as part of its agreement with the Company. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions".

Effective May 1, 2006, the Company, through Tumi Sweden, entered into a lease agreement with an unrelated third party to rent a house (approximately 1,800 square feet) in the Bergslagen District, Sweden, to provide housing and function as a geological office for the Company's exploration activities in Sweden. The lease provides for a monthly rent of approximately $1,100 (7,000 Kronors) for a term of one year plus an additional one year renewal option.


ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

The following discussion of the results of operations of the Company for the fiscal years ended December 31, 2005, 2004 and 2003 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.

The Company's consolidated financial statements are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP except for the differences referred to in Note 13 of the consolidated financial statements of the Company included herein. The noon rate of exchange on May 31, 2006, reported by the United States Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars was CDN $1.1027 (US $0.9069 = CDN$1.00). As of the date of this report, the foreign currency fluctuations have not had a material impact on the Company's operations and the Company does not engage in any foreign currency hedging activities. The effects of inflation and price changes have not had a material impact on the Company's income or net sales revenues during the past three years. The Company does not use any financial instruments to hedge its foreign currency exposure.

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

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

During the 2005 fiscal year, the Company incurred a loss of $3,469,568, ($0.19 per share), an increase in loss of $1,154,519, compared to a loss of $2,315,049 ($0.14 per share) for the 2004 fiscal year. The increase in loss in fiscal 2005 is attributed to the $2,926,030 write-off of mineral resource interests (2004 - $1,355,052) and partially offset by the reduction in the stock-based compensation recorded in fiscal 2005 compared to fiscal 2004. In fiscal 2005, the Company recorded stock-based compensation of $141,084 for stock options granted compared to $417,441 in Fiscal 2004.

Excluding stock-based compensation, expenses decreased by $83,060, from $505,107 in 2004 to $422,047 in 2005. Specific expenses of note are as follows:

- During 2005, the Company recorded general exploration costs of $61,047, of which $25,980 was for costs incurred in the beginning of fiscal 2005 for the completion of exploration and related costs on the Jimenez del Teul and Gran Cabrera prospects in Mexico, which had been written off at the end of the 2004 fiscal year, and $35,067 for costs relating to review of potential property interests.

- Legal fees decreased by $19,166, from $27,490 during 2004 to $8,324 during 2005. In 2004, the Company incurred fees for legal services in the preparation of and on-going dealings with the Company's Form 20-F registration statement.

- Office expenses decreased by $25,995, from $49,401 during 2004 to $23,406 during 2005. During 2004, the Company incurred significant costs for supplies and office furnishings.

- Salaries and benefits have increased slightly by $2,665, from $27,197 during 2004 to $29,862 during 2005. During 2005, the Company recovered $17,800 (2004 - $16,125) of salary costs through a shared administration arrangement with two public companies with common directors.

- Shareholder costs have decreased by $14,219, from $21,774 during 2004 to $7,555 during 2005. In 2004, the Company had engaged a communications firm to disseminate news releases in Europe. In 2005, all news releases were disseminated by the Company.

- Travel and related costs have decreased by $60,939, from $127,001 during 2004 to $66,062 during 2005. In 2004, the Company incurred costs relating to trips made to Europe to increase market awareness, raise financing and corporate development.

- Corporate development decreased by $28,811, from $35,603 during 2004 to $6,792 during 2005. In 2004, the Company spent $24,167 on advertising and promotion.

- Investor relations expense have increased by $8,500 from $27,250 during 2004 to $35,750 during 2005. Mr. Nick Nicolaas is currently paid a monthly fee of $3,000.

In fiscal 2005, the Company recorded $141,084 stock-based compensation expense relating to the granting of 1,151,600 stock options. In fiscal 2004, the Company recorded an expense of $417,441 on 763,000 options granted.

During 2005, the Company reported $39,837 interest and other income compared to $41,932 in 2004. The interest income was generated from a short-term deposit held with an established financial institution, and decreased due to lower levels of funds held in 2005 compared to 2004. In addition, during 2005 the Company received miscellaneous rent of $7,235 from the rental of its condominium in Peru.

During 2005, the Company incurred $851,469 on acquisition costs and exploration activities on its mineral resource interests. In aggregate, the Company spent $718,743 on La Trini, $95,867 on Cinco Minas and $36,859 on Sala.

YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003

During fiscal 2004, the Company incurred a loss of $2,315,049 ($0.14 per share), an increase in loss of $1,554,645, compared to a loss of $760,404 ($0.09 per share) for fiscal 2003. A significant portion of the increase in loss in fiscal 2004 is attributed to the write-off of mineral resource interests and accounting of non-cash stock-based compensation on granting of stock options. During fiscal 2004, the Company wrote-off mineral resource interests totalling $1,262,488 on the Gran Cabrera and Jimenez del Teul prospects in Mexico and $92,564 on the Tinka Prospect in Peru. The Company did not write-off any properties in fiscal
2003. The Company also recorded a non-cash compensation expense of $417,441 (2003 - $262,995) relating to stock options granted.

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

LIQUIDITY AND CAPITAL RESOURCES

In May 2006, the Company completed a private placement to raise $4.2 million. As at May 31, 2006, the Company had working capital of approximately $4.3 million. The Company believes that it currently has sufficient financial resources to undertake by itself all of its anticipated exploration activities and ongoing level of corporate activities for the ensuing year. However, exploration activities may change due to ongoing results and recommendations or the Company may acquire additional mineral properties, which may entail significant funding or exploration commitments. In the event that the occasion arises, the Company may be required to obtain additional financing. The Company has relied solely on equity financing to raise the requisite financial resources. While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financings should the need arise.

As of the date of the annual report, the Company has budgeted $280,000 for further exploration work on the La Trini Property and $840,000 for study, geophysical surveys and diamond drilling on the Bergslagen District Concessions. The Company also anticipates spending approximately $300,000 during fiscal 2006 for administrative and other operating expenditures.

The Company does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

There are no material commitments for capital expenditures during fiscal 2006.

The Company holds the majority of its cash and cash equivalents in Canadian funds.

TREND INFORMATION

The Company is not aware of any trends which might affect its financial results or business.

RESEARCH AND DEVELOPMENT

During fiscal 2005, the Company incurred $197,547 for mineral property acquisition costs, $658,484 for direct exploration costs and $61,047 for general exploration. During fiscal 2004, the Company incurred $1,387,277 for mineral property acquisition costs and $1,357,756 for exploration costs on its mineral property interests. During fiscal 2003, the Company incurred $239,119 for mineral property acquisition costs and $692,835 for exploration costs on its mineral property interests.

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

CONTRACTUAL OBLIGATIONS

The Company does not have any material contractual obligations. The Company has entered into option agreements to earn various interests in mineral properties through payments and expenditures. These agreements are described in "Item 4. Information on the Company - Principal Properties and Other Properties". The Company may, at any time, elect to terminate the agreements.

The Company's subsidiary, Tumi Sweden, has entered into a lease agreement. See "Item 4. Information on the Company - Principal Offices".

ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

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

David  Henstridge (Age 58),  President,  Chief Executive  Officer,  Acting Chief
                             Financial Officer and Director

Mr. David Henstridge graduated from Adelaide University, Australia, in 1971, with an Honors Degree in geology. Mr. Henstridge is a fellow of the Australian Institute of Mining and Metallurgy and a member of the Australian Institute of Geoscientists and the Geological Society of Australia. From 1971 to 1987, Mr. Henstridge held various positions with Central Pacific Minerals N.L. and managed numerous advanced exploration projects throughout Australia, Europe and the United States. Since 1987, Mr. Henstridge has worked for, and consulted to, several companies on advanced exploration and feasibility projects in Australia, Papua New Guinea, Fiji, China and North and South America. Mr. Henstridge has co-authored 15 geological publications. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

Nick DeMare (Age 51), Director

Mr. Nick DeMare holds a Bachelor of Commerce degree from the University of British Columbia and is a member in good standing of the Institute of Chartered Accountants of British Columbia. Since May, 1991, Mr. DeMare has been the President of Chase Management Ltd., a private company which provides a broad range of administrative, management and financial services to private and public companies engaged in mineral exploration and development, gold and silver production, oil and gas exploration and production and venture capital. Mr. DeMare indirectly owns 100% of Chase. Mr. DeMare currently serves as an officer and director of other public reporting companies. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

Harvey Lim (Age 47), Director

Mr. Harvey Lim holds a Bachelor of Commerce degree from the University of British Columbia and is a member in good standing of the Institute of Chartered Accountants of British Columbia. Mr. Lim was employed by Coopers & Lybrand (now PricewaterhouseCoopers LLP) from 1981 to 1988. From 1988 to 1991, Mr. Lim was employed as controller with Ingot Management Ltd. Since 1991, Mr. Lim has been employed by Chase Management Ltd. as controller. Mr. Lim currently serves as an officer and director of other public reporting companies. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

Mariana Bermudez (Age 31), Corporate Secretary

From 1994 to 2001, Ms. Mariana Bermudez was the Executive Assistant to the CEO of Peruvian Gold Limited ("Peruvian"). From March 2001 to September 2001, Ms. Bermudez was employed as a legal assistant at Morton & Company, Vancouver, British Columbia. From October 2001 to December 2003 she was employed as a legal secretary with Farris Vaughan Wills and Murphy, Vancouver, British Columbia. Since January 2004, Ms. Bermudez has been employed by the Company. Ms. Bermudez attended Capilano College from 1992 to 1994 where she obtained an Administrative Assistant Certificate and has taken various courses related to the securities industry.

COMPENSATION

During fiscal 2005, the directors and officers of the Company, as a group, had received or charged the Company a total of $108,145 for services rendered by the directors and officers or companies owned by the individuals.

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

During the year ended  December  31, 2005,  the Company had one Named  Executive
Officer: David Henstridge, President, CEO and acting CFO (the "Named Executive Officer"). The following table sets forth all annual and long- term compensation awarded, paid to or earned by the Company's Named Executive Officer during fiscal 2005, 2004 and 2003:



                                                                    ---------------------------------------
                                                                             LONG TERM COMPENSATION
                                  ------------------------------    ---------------------------------------
                                      ANNUAL COMPENSATION                     AWARDS                PAYOUTS
                                  ------------------------------    ----------------------------    -------    ---------
                                                         OTHER                       RESTRICTED
------------------                                       ANNUAL      SECURITIES      SHARES OR                 ALL OTHER
    NAME AND            ----                             COMPEN-    UNDER OPTIONS/   RESTRICTED      LTIP       COMPEN-
PRINCIPAL POSITION      YEAR      SALARY      BONUS      SATION     SARS GRANTED(1)  SHARE UNITS    PAYOUTS      SATION
                                    ($)        ($)         ($)           (#)             (#)          ($)          ($)
------------------      ----      ------------------------------    ----------------------------    -------    ---------

David Henstridge        2005       79,000      nil         nil       221,600 / n/a       n/a          nil          nil
President, CEO and      2004       72,000      nil         nil       144,000 / n/a       n/a          nil          nil
acting CFO              2003       60,000      nil         nil       690,000 / n/a       n/a          nil          nil
------------------      ----      ------------------------------    ----------------------------    -------    ---------

NOTES:
(1) Figures represent options granted during a particular year; see "Aggregated Option" table for the aggregate number of options outstanding at year end.

LONG TERM INCENTIVE PLAN AWARDS-AWARD IN MOST RECENTLY COMPLETED FINANCIAL YEAR

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

OPTIONS AND SHARE APPRECIATION RIGHTS

The following table sets forth stock options granted by the Company during fiscal 2005 to the Named Executive Officer of the Company:

----------------------------------------------------------------------------------------------------------------------
                                                 % OF TOTAL                           MARKET VALUE OF
                               SECURITIES      OPTIONS GRANTED     EXERCISE OR     SECURITIES UNDERLYING
                             UNDER OPTIONS      IN FINANCIAL      BASE PRICE(2)  OPTIONS ON DATE OF GRANT   EXPIRATION
 NAME                         GRANTED (#)          YEAR(1)        ($/SECURITY)         ($/SECURITY)            DATE
----------------------------------------------------------------------------------------------------------------------

David Henstridge                121,600             10.56             0.50                 0.45             Apr. 08/08
                                100,000              8.68             0.30                 0.30             Jul. 20/08
                                -------             -----
                                221,600             19.24
                                =======             =====
----------------------------------------------------------------------------------------------------------------------

NOTES:
(1)  Percentage of all stock options granted during the financial year.
(2) The exercise price of stock options was set according to the rules of the TSXV. The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company's share capital.

The following table sets forth details of all exercises of stock options during fiscal 2005 by the Named Executive Officer, and the financial year end value of unexercised options:


----------------------------------------------------------------------------------------------------------------------
                                                                     UNEXERCISED          VALUE OF UNEXERCISED IN
                                                                    OPTIONS/SARS AT          THE MONEY OPTIONS AT
                               SECURITIES                         FINANCIAL YEAR -END      FINANCIAL YEAR -END (1)
                               ACQUIRED ON      AGGREGATE           EXERCISABLE /              EXERCISABLE /
NAME                            EXERCISE      VALUE REALIZED        UNEXERCISABLE              UNEXERCISABLE
                                   (#)             ($)                    (#)                        ($)
----------------------------------------------------------------------------------------------------------------------

David Henstridge                 100,000          7,000             290,600 / n/a               5,000 / n/a
----------------------------------------------------------------------------------------------------------------------

NOTE:
(1) The closing price of the Company's shares on December 31, 2005 was $0.35.

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

DIRECTOR COMPENSATION

CASH COMPENSATION

The Company does not compensate its directors in their capacities as such, although directors of the Company are reimbursed for their expenses incurred in connection with their services as directors. The Company has, however, incurred or paid $22,095 for administrative, secretarial, accounting and bookkeeping services provided by personnel at Chase Management Ltd. ("Chase"), a private company owned by Nick DeMare, a director of the Company and $5,400 for rent provided by Chase. In addition, during fiscal 2005, the Company paid $1,650 for consulting services provided by DNG Capital Corp., a private company owned by Mr. DeMare.

NON-CASH COMPENSATION

The following table sets forth stock options granted by the Company during fiscal 2005 to the directors who are not the Named Executive Officer of the
Company:


----------------------------------------------------------------------------------------------------------------
                                                 % OF TOTAL                      MARKET VALUE OF
                                SECURITIES      OPTIONS/SARS                       SECURITIES
                                  UNDER          GRANTED TO                        UNDERLYING
                               OPTIONS/SARS     EMPLOYEES IN     EXERCISE OR     OPTIONS/SARS ON      EXPIRATION
NAME                             GRANTED       FINANCIAL YEAR     BASE PRICE    THE DATE OF GRANT        DATE
                                   (#)               (%)         ($/SECURITY)     ($/SECURITY)
----------------------------------------------------------------------------------------------------------------

Directors who are not the         219,000           19.02            0.50             0.45             Apr. 08/08
Named Executive Officer            71,000            6.16            0.30             0.30             Jul. 20/08
                                  -------           -----
                                  290,000           25.18
                                  =======
----------------------------------------------------------------------------------------------------------------


The following table sets forth details of all exercises of stock options during fiscal 2005 by the directors who are not the Named Executive Officer, and the financial year end value of unexercised options:


-----------------------------------------------------------------------------------------------------------------
                                                                     UNEXERCISED          VALUE OF UNEXERCISED IN
                                                                    OPTIONS/SARS AT          THE MONEY OPTIONS AT
                               SECURITIES                         FINANCIAL YEAR -END      FINANCIAL YEAR -END (1)
                               ACQUIRED ON      AGGREGATE           EXERCISABLE /              EXERCISABLE /
NAME                            EXERCISE      VALUE REALIZED        UNEXERCISABLE              UNEXERCISABLE
                                   (#)             ($)                    (#)                        ($)
-----------------------------------------------------------------------------------------------------------------

Directors, as a group,            71,000           4,970             390,000 / n/a                3,550 / n/a
who are not the Named
Executive Officer
-----------------------------------------------------------------------------------------------------------------

NOTE:
(1) The closing price of the Company's shares on December 31, 2005 was $0.35.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS OF THE COMPANY

No director or senior officer of the Company, is or has been indebted to the Company or any of its subsidiaries at any time during the Company's last completed financial year, other than routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions", no informed person of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction since the commencement of our most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company. An "informed person" means a director or executive office of a reporting issuer; a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer; any person or company who beneficially owns, directly or indirectly, voting shares of a reporting issuer or who exercises control or direction over shares of the reporting issuer or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the reporting issuer; and a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

EMPLOYMENT / MANAGEMENT AGREEMENTS

The Company has no formal management contract with any of its officers or directors. During fiscal 2005, the Company paid Mr. David Henstridge $79,000 for his services as President, CEO and acting CFO of the Company. Mr. Henstridge is currently paid a base salary of $7,000 per month. The amount may be amended as Mr. Henstridge changes the amount of time he devotes to the activities of the Company. Chase, a private company owned by Nick DeMare, also charges the Company for services. See "Item 7. Majority Shareholders and Related Party Transactions
- Related Party Transactions".

There are no service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment of any director of the Company.

BOARD PRACTICES

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Effective June 30, 2005, National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") was adopted by the Canadian Securities Administrators. NI 58-101 requires issuers to disclose their governance practices in accordance with that instrument. The Company is a "venture issuer" within the meaning of NI 58-101. A discussion of the Company's governance practices within the context of NI 58-101 is set out below:

BOARD OF DIRECTORS

The Company has two independent directors, namely: Messrs. Nick DeMare and Harvey Lim. The Company has one director who is not independent because he is an executive officer of the Company, namely: Mr. David Henstridge, President, CEO and acting CFO.

ORIENTATION AND CONTINUING EDUCATION

The CEO and/or the CFO are responsible for providing an orientation for new directors. Director orientation and on- going training will include presentations by senior management to familiarize directors with the Company's strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its principal officers and its internal and independent auditors.

ETHICAL BUSINESS CONDUCT

The Company does not have a written code of ethical business conduct for its directors, officers and employees. Each director, officer and employee is expected to comply with relevant corporate and securities laws and, where applicable, the terms of their employment agreements.

Additionally, the Company has adopted a Corporate Disclosure Policy, an Insider Trading Policy and a Whistle Blower Policy. See "Item 16B. Code of Ethics."

NOMINATION OF DIRECTORS

When a Board vacancy occurs or is contemplated, any director may make recommendations to the Board as to qualified individuals for nomination to the Board.

In identifying new candidates, the directors will take into account the mix of director characteristics and diverse experiences, perspectives and skills appropriate for the Company at that time.

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

COMPENSATION COMMITTEE

The Company's Compensation Committee, which currently comprises the Board as a whole, reviews the compensation of the directors and executive officers. The Compensation Committee also administers the Company's stock option plan.

The Compensation Committee reviews and makes recommendations to the Board regarding the granting of stock options to directors and executive officers of the Company as well as compensation for executive officers of the Company as well as compensation for executive officers and directors fees, if any, from time to time. Executive officers and directors may be compensated in cash and/or equity for their expert advice and contribution towards the success of the Company. The form and amount of cash such compensation will be evaluated by the Compensation Committee, which will be guided by the following goals:

(i) compensation should be commensurate with the time spent by executive officers and directors in meeting their obligations and reflective of the compensation paid by companies similar in size and business to the Company; and

(ii) the structure of the compensation should be simple, transparent and easy for shareholders to understand. Shareholders will be given the opportunity to vote on all new or substantially revised equity compensation plans for directors as required by regulatory policies.

OTHER BOARD COMMITTEES

The Board has no other standing committees.

ASSESSMENTS

The Board of Directors of the Company does not conduct any formal evaluation of the performance and effectiveness of the members of the Board, the Board as a whole or any committee of the Board.

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

SHARE OWNERSHIP

The following table sets forth certain information regarding ownership of the Company's shares by the Company's officers and directors as of May 31, 2006.

                                                   SHARES AND RIGHTS
                                                     BENEFICIALLY
                                                        OWNED OR      PERCENT OF
TITLE OF CLASS    NAME AND ADDRESS OF OWNER           CONTROLLED(1)    CLASS (1)

Common Stock      David Henstridge                     1,962,600(2)      7.53%
                  Victoria, Australia

Common Stock      Nick DeMare                          1,247,275(3)      4.84%
                  Burnaby, British Columbia,
                  Canada

Common Stock      Harvey Lim                             260,500(4)      1.02%
                  Burnaby, British Columbia,
                  Canada

Common Stock      Mariana Bermudez                       124,000(5)      0.49%
                  North Vancouver, British Columbia,
                  Canada

NOTES:
(1) Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from May 31, 2006, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 25,347,597 shares of common stock outstanding as of May 31, 2006.
(2) Includes 1,262,600 common shares held, options to acquire 650,000 common shares and warrants to acquire 50,000 common shares. See "Item 6. Directors, Senior Management and Employees - Stock Option Plan and Warrants."
(3) Includes 640,575 common shares held by Mr. DeMare directly and 206,700 common shares held by DNG Capital Corp. ("DNG"), a private company wholly-owned by Mr. DeMare. Also includes options to acquire 400,000 common shares held by Mr. DeMare directly. See "Item 6. Directors, Senior Management and Employees - Stock Option Plan and Warrants."
(4) Includes 10,500 common shares held and options to acquire 250,000 common shares. See "Item 6. Directors, Senior Management and Employees - Stock Option Plan and Warrants."
(5) Includes 24,000 common shares held and options to acquire 100,000 common shares. See "Item 6. Directors, Senior Management and Employees - Stock Option Plan and Warrants."

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

As of May 31, 2006, an aggregate of 2,185,000 incentive stock options to purchase shares of the Company's common stock remain outstanding to the following persons:

                         NATURE         NO. OF     EXERCISE
OPTIONEE               OF OPTION       OPTIONS    PRICE/SHARE   EXPIRY DATE
-----------------      ---------       -------    -----------   ----------------
                                                       $

David Henstridge       Director        121,600        0.50      April 8, 2008
Nick Nicholas          Consultant      200,000        0.50      April 8, 2008
Mariana Bermudez       Employee         75,000        0.50      April 8, 2008
Jorge Barnett Jr.      Consultant       50,000        0.50      April 8, 2008
Harvey Lim             Director         75,000        0.50      April 8, 2008
Nick DeMare            Director        144,000        0.50      April 8, 2008
James MacNeil          Consultant      200,000        0.50      April 8, 2008
Tito Montano           Consultant       30,000        0.50      April 8, 2008
Paul Lopez             Consultant       10,000        0.50      April 8, 2008
Andrew Carter          Consultant       25,000        0.50      April 8, 2008
Gillyeard Leathley     Consultant       50,000        0.50      April 8, 2008
David Henstridge       Director        100,000        0.30      July 20, 2008
Nick DeMare            Director         41,000        0.30      July 20, 2308
Harvey Lim             Director         30,000        0.30      July 20, 2008
David Henstridge       Director        260,000        0.50      January 16, 2009
Nick DeMare            Director        120,000        0.50      January 16, 2009
Harvey Lim             Director         80,000        0.50      January 16, 2009
Joseph Abbinante       Consultant       10,000        0.50      January 16, 2009
Linda Liu              Consultant        7,000        0.50      January 16, 2009
Rosanna Wong           Consultant        7,000        0.50      January 16, 2009
Arabella Smith         Consultant        7,000        0.50      January 16, 2009
Betty Moody            Consultant        7,000        0.50      January 16, 2009
Folke Soderstrom       Consultant       50,000        0.50      January 16, 2009
Peter Svensson         Employee         50,000        0.61      April 28, 2009
Christina Jonsson      Employee         50,000        0.61      April 28, 2009
Tito Montano           Consultant       20,000        0.61      April 28, 2009
David Henstridge       Director        168,400        0.62      May 19, 2009
Nick DeMare            Director         95,000        0.62      May 19, 2009
Harvey Lim             Director         65,000        0.62      May 19, 2009
Mariana Bermudez       Employee         25,000        0.62      May 19, 2009
Linda Liu              Consultant        3,000        0.62      May 19, 2009
Rosanna Wong           Consultant        3,000        0.62      May 19, 2009
Betty Moody            Consultant        3,000        0.62      May 19, 2009
Arabella Smith         Consultant        3,000        0.62      May 19, 2009
                                     ---------
TOTAL:                               2,185,000
                                     =========

As of May 31, 2006, the directors and officers of the Company, as a group (4 persons), held options to purchase 1,400,000 shares of the Company's common stock.

WARRANTS

As of May 31, 2006, there were non-transferable common share purchase warrants exercisable for the purchase of 3,804,998 common shares, as follows:

  COMMON SHARES ISSUABLE                Exercise
 ON EXERCISE OF WARRANTS              PRICE/SHARE             EXPIRY
                                           $
        2,142,998                         0.80                April 28, 2008 (1)
        1,662,000                         0.80                May 17, 2008 (1)
        ---------
        3,804,998
        =========

         (1) The warrants are subject to an early expiry which comes into effect once the Company's common shares trade on the TSXV on a weighted average price of $1.25 per share for a period of 20 consecutive trading days at which point the Company may provide written notice of acceleration of the expiry date of all of the warrants.

As of May 31, 2006, the directors and officers of the Company, as a group (4 persons), held warrants to purchase 50,000 shares of the Company's common stock.

There are no assurances that the option or warrants described above will be exercised in whole or in part.

EMPLOYEES

During fiscal 2005 and 2004 the Company had two-full time employees, David Henstridge, the Company's President, CEO and acting CFO, and Mariana Bermudez the Company's Corporate Secretary, in the area of management and administration. During fiscal 2003, the Company had one full-time employee, Mr. Henstridge in the area of management and administration. During April 2006, the Company, through Tumi Sweden, hired two geologists as full- time employees.

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


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
--------------------------------------------------------------------------------

PRINCIPAL HOLDERS OF VOTING SECURITIES

To the best of the Company's knowledge, it is not directly or indirectly owned or controlled by another corporation or by any foreign government. The following table sets forth certain information regarding ownership of the Company's shares by all persons who own five percent (5%) or more of the Company's outstanding shares, as of May 31, 2006.

                                                   SHARES AND RIGHTS
                                                     BENEFICIALLY
                                                        OWNED OR      PERCENT OF
TITLE OF CLASS    NAME AND ADDRESS OF OWNER           CONTROLLED(1)    CLASS (1)

Common Stock      David Henstridge                     1,962,600(2)      7.53%
                  Victoria, Australia

NOTES:
(1) Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from May 31, 2006, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 25,347,597 shares of common stock outstanding as of May 31, 2006.

(2) Includes 1,262,600 common shares held, options to acquire 650,000 common shares and warrants to acquire 50,000 common shares. See "Item 6. Directors, Senior Management and Employees - Stock Option Plan and Warrants."

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

UNITED STATES SHAREHOLDERS

As of May 31, 2006, there were approximately 14 registered holders of the Company's common shares in the United States, with combined holdings of 1,722,250 shares, representing 7.2% of the issued shares of the Company. The Company does not know how many beneficial shareholders it has in the United States, but management believes there are less than 300 such shareholders.

CONTROL BY FOREIGN GOVERNMENT OR OTHER PERSONS

To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person jointly or severally.

RELATED PARTY TRANSACTIONS

Other than as disclosed below, for the period from January 1, 2005 through March 31, 2006, the Company has not entered into any transactions or loans between the Company and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals' family;
(d) key management personnel and close members of such individuals' families; or
(e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

1. The Company has retained David Henstridge, the President, Chief Executive Officer and a director of the Company, to provide consulting and management services. See "Item 6. Directors, Senior Management and Employees - Compensation." In consideration therefor, Mr. Henstridge is currently paid a monthly fee of $7,000 and out-of-pocket disbursements incurred by Mr. Henstridge on behalf of the Company. Management believes the arrangement with Mr. Henstridge is fair to the Company. During fiscal 2003, 2004, 2005 and the three months ended March 31, 2006, the Company paid Mr. Henstridge $60,000, $72,000, $79,000 and $21,000 respectively, on account of professional services rendered by Mr. Henstridge.

2. The Company has retained Chase, a company wholly-owned by Mr. Nick DeMare, a director of the Company, to provide office premises, administrative, accounting and management services. In consideration therefor, Chase is paid based on services provided, which are billed at rates which Chase charges to unrelated third parties. Management believes the arrangement with Chase is fair to the Company and similar to terms which could be obtained from unrelated third parties. During fiscal 2003, 2004, 2005 and the three months ended March 31, 2006, the Company paid Chase $40,395, $30,530, $27,495 and $9,150 respectively.

3. During fiscal 2003, 2004, 2005 and the three months ended March 31, 2006, the Company paid $7,500, $12,500, $1,650 and $nil respectively, for consulting services provided by DNG Capital Corp., a private company owned by Nick DeMare.

See also "Item 6.  Directors, Senior Management and Employees - Compensation."

INDEBTEDNESS OF DIRECTORS, OFFICERS, PROMOTERS AND OTHER MANAGEMENT

During fiscal 2005 and the three month period ended March 31, 2006,  none of the
directors,   officers,  promoters  or  other  members  of  management  or  their associates or affiliates of the Company was indebted to the Company.

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

The following table identifies the name of each director of the Company and any company, which is a reporting issuer in Canada and the United States, and for which such director currently serves as an officer or director:

--------------------------------------------------------------------------------
DIRECTOR           REPORTING ISSUER                 CAPACITY      SERVICE
--------------------------------------------------------------------------------

David Henstridge   Mawson Resources Limited         Director      March 2004
                   Tinka Resources Limited          Director      March 2003
--------------------------------------------------------------------------------

Nick DeMare        Aguila American Resources Ltd.   Director      January 2003
                   Andean American Mining Corp.     Director      August 2002
                   Astral Mining Corporation        Director      February 2004
                   Centrasia Mining Corp.           Director      October 2002
                                                    CFO           September 2005
                   Consolidated Kookaburra
                      Resources Ltd.                Director      June 1988
                   GGL Diamond Corp.                Director      May 1989
                   GeoPetro Resources Company       Director      March 2006
                   Golden Peaks Resources Ltd.      Director      January 1992
                   Goldmarca Limited                Director      September 2000
                   Gold Point Exploration Ltd.      Director      August 2003
                                                    CFO           June 2005
                   Halo Resources Ltd.              Director      January 1996
                                                    CFO           February 2005
                   Lariat Resources Ltd.            Director      April 2003
                   Mawson Resources Limited         Director      March 2004
                   Mirasol Resources Ltd.           Director      February 2005
                   Mulligan Capital Corp.           Director      November 2005
                   Tinka Resources Limited          Director      October 2002
--------------------------------------------------------------------------------

Harvey Lim         Astral Mining Corporation        Secretary     February 2004
                                                    CFO           February 2004
                   Consolidated Kookaburra
                      Resources Ltd.                Secretary     June 2004
                   Gold Point Energy Corp.          Director &
                                                    Secretary     October 2003
                   Golden Peaks Resources Ltd.      Secretary     March 2006
                   Halo Resources Ltd.              Secretary     December 1988
                   Mulligan Capital Corp.           Secretary     November 2005
                   Rochester Resources Ltd.         Secretary     September 1995
--------------------------------------------------------------------------------

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


ITEM 8.  FINANCIAL INFORMATION.
--------------------------------------------------------------------------------

DESCRIPTION                                                             PAGE
-----------                                                          -----------
Audited Consolidated Financial Statements for the Years Ended
December 31, 2005, 2004 and 2003                                     F-1 to F-20

SIGNIFICANT CHANGES

There are no significant changes which have occurred subsequent to December 31, 2005.

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

There are no legal or arbitration proceedings (including governmental proceedings pending or known to be contemplated) which may have, or have had in the recent past, significant effects on the Company's financial position or profitability.

There are no proceedings in which any director, any member of senior management, or any affiliate of the Company is a party adverse to the Company or has a material adverse interest to the Company.


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

The following table sets forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the TSXV, and predecessor exchanges, for the periods indicated:

                           TSXV STOCK TRADING ACTIVITY

                                                           SALES PRICE
                                                    ---------------------------
YEAR ENDED                       VOLUME                 HIGH            LOW
                                                    ------------   ------------
December 31, 2005             6,930,200                $0.94           $0.26
December 31, 2004            12,191,400                $2.29           $0.81
December 31, 2003             6,406,502                $1.79           $0.40
December 31, 2002             1,006,511                $0.69           $0.17
December 31, 2001               380,000                $0.24           $0.09



                                                           SALES PRICE
                                                    ---------------------------
QUARTER ENDED                    VOLUME                 HIGH            LOW
                                                    ------------   ------------
March 31, 2006                4,353,500                $0.74           $0.33
December 31, 2005             1,947,200                $0.45           $0.28
September 30, 2005            1,729,500                $0.50           $0.29
June 30, 2005                 1,526,800                $0.50           $0.26
March 31, 2005                1,726,700                $0.94           $0.43
December 31, 2004             1,582,300                $1.30           $0.81
September 30, 2004            2,334,400                $1.40           $0.83
June 30, 2004                 2,552,900                $2.29           $0.91
March 31, 2004                5,721,800                $1.90           $1.27


                                                           SALES PRICE
                                                    ---------------------------
MONTH ENDED                      VOLUME                 HIGH            LOW
                                                    ------------   ------------
May 31, 2006                  1,197,823                $0.85           $0.61
April 30, 2006                2,234,100                $0.87           $0.66
March 31, 2006                1,703,900                $0.74           $0.45
February 28, 2006               470,700                $0.56           $0.41
January 31, 2006              2,178,900                $0.59           $0.33
December 31, 2005               797,400                $0.39           $0.28

On November 24, 2003, the Company's common shares were approved for quotation on the Over-the-Counter Bulletin Board ("OTCBB") system operated by the National Association of Securities Dealers. The Company currently trades on the OTCBB under the symbol "TUMIF.OB". The following tables set forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the OTCBB system for the periods indicated:

                             OTCBB TRADING ACTIVITY

                                                            SALES PRICE
                                                    ---------------------------
YEAR ENDED                       VOLUME                 HIGH            LOW
                                                    ------------   ------------
December 31, 2005             3,608,247             US $0.80        US $0.19
December 31, 2004             6,544,833             US $1.75        US $0.66
December 31, 2003*                    0             US $0.00        US $0.00

*  The Company's common stock commenced trading on the OTC on November 24, 2003.


                                                            SALES PRICE
                                                    ---------------------------
QUARTER ENDED                    VOLUME                 HIGH            LOW
                                                    ------------   ------------
March 31, 2006                1,351,500             US $0.64        US $0.27
December 31, 2005             1,011,000             US $0.36        US $0.23
September 30, 2005              607,800             US $0.42        US $0.23
June 30, 2005                   706,800             US $0.40        US $0.19

                                                            SALES PRICE
                                                    ---------------------------
QUARTER ENDED                    VOLUME                 HIGH            LOW
                                                    ------------   ------------
March 31, 2005                1,282,647             US $0.80        US $0.35
December 31, 2004             1,150,227             US $1.05        US $0.66
September 30, 2004            1,303,850             US $1.10        US $0.70
June 30, 2004                 1,707,410             US $1.75        US $0.66

                                                            SALES PRICE
                                                    ---------------------------
MONTH ENDED                      VOLUME                 HIGH            LOW
                                                    ------------   ------------
May 31, 2006                    940,900             US $0.80        US $0.55
April 30, 2006                  815,200             US $0.75        US $0.56
March 31, 2006                  553,200             US $0.64        US $0.36
February 28, 2006               210,500             US $0.49        US $0.32
January 31, 2006                587,800             US $0.49        US $0.27
December 31, 2005               586,600             US $0.34        US $0.23

These above quotations reflect inter-dealer prices without retail mark-up, markdown, or commissions and may not necessarily represent actual transactions.

The OTCBB is smaller and less liquid than the major securities markets in the United States. The trading volume of the Company's shares on the OTCBB has been volatile. Consequently, shareholders in the United States may not be able to sell their shares at the time and at the price they desire.


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

A total of 25,347,597 common shares were issued and outstanding as of May 31, 2006. All of the common shares of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all shareholder meetings and to attend and vote at such meetings. Each common share carries with it the right to one vote. The common shares do not have preemptive or conversion rights. In addition, there are no sinking fund or redemption provisions applicable to the common shares.

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

Under the BCBCA, unless the articles of the company otherwise provide, the vote at a shareholder meeting shall be conducted by a show of hands, unless a poll of votes is requested by a shareholder or proxy holder. Under the Securities Act (British Columbia), the Chairman of the meeting is required to conduct a poll of votes in the event the Company receives proxies voting against the action to be taken totaling more than 5% of all voting rights attached to all securities that are entitled to be voted and to be represented at the meeting. On a show of hands, every person who is present and entitled to vote shall have one vote and on a poll every person shall have one vote for each share he/she is the registered holder and may exercise such vote either in person or by proxy holder.

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

MATERIAL CONTRACTS

The following are material contracts entered into by the Company during the two years preceding the date of this annual report:

1. Jimenez HOA, effective June 18, 2004, among the Company and Minera San Jorge. See "Item 4. Information on the Company - Other Properties".

2.       La Trini LA, dated  November 30, 2004,  among the Company and Carlos N.
         Hornedo.   See  "Item  4.   Information  on  the  Company  -  Principal
         Properties".

3. Stock Option Plan dated June 15, 2006. See "Item 6. Directors, Senior Management and Employees. Stock Option Plan and Warrants - Stock Option Plan".

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


ITEM 15.  CONTROLS AND PROCEDURES
--------------------------------------------------------------------------------

An evaluation was performed under the supervision and with the participation of the Company's management, including Mr. Henstridge, the Company's President, Chief Executive Officer and acting Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a- 15(b) and 15d-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act") as of December 31, 2005. Based upon that evaluation, Mr. Henstridge concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange

Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

During fiscal 2005, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.


ITEM 16.  [RESERVED]
--------------------------------------------------------------------------------

Not applicable.


ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.
--------------------------------------------------------------------------------

The Board of Directors has determined that the Company has two audit committee financial experts, Messrs. Nick DeMare and Harvey Lim, who serve on the Company's audit committee. Mr. DeMare is not considered to be an "independent director" as that term is defined in Rule 4200(a)(15) of the National Association of Securities Dealers.


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

However, each director, officer and employee is expected to comply with relevant corporate and securities laws and, where applicable, the terms of their employment agreements. Additionally, on January 31, 2006, the Company adopted:
(i) a Corporate Disclosure Policy; (ii) an Insider Trading Policy; and (iii) a Whistle Blower Policy. Each policy applies to all employees of the Company, including our principal executive officer, principal financial officer, and all persons performing similar functions.

Each policy is available in its entirety, free of charge, upon written request to us, attention of our Secretary, at the address listed on the front cover of this filing.


ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.
--------------------------------------------------------------------------------

AUDIT FEES

For fiscal 2005 and 2004, the Company's principal accountant billed $35,198 and $18,184, respectively, for the audit of the Company's annual consolidated financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

AUDIT-RELATED FEES

For fiscal 2005 and 2004, the Company's principal accountant billed $nil and $nil, respectively, for services that were reasonably related to the performance of the audit or review of the Company's annual consolidated financial statements.

TAX FEES

For fiscal 2005 and 2004, the Company's principal accountant billed $nil and $nil, respectively, for tax compliance, tax advice, and tax planning services.

ALL OTHER FEES

For fiscal 2005 and 2004, the Company's principal accountant billed $nil and $nil, respectively, for other services.

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

PRINCIPAL ACCOUNTANT SERVICES

To the best of the Company's knowledge, the percentage of hours expended on the Company's principal accountant's engagement to audit the Company's consolidated financial statements for the fiscal year ended December 31, 2005, that were attributed to work performed by persons other than the principal accountant's full-time permanent employees was less than fifty percent (50%).


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

See pages F-1 through F-20.


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

       1.1 Certificate of Change of Name from Planex Ventures Ltd. to Tumi Resources Limited (1)

       1.2 British Columbia Registrar of Companies Form 19 - Special Resolutions and Altered Memorandum (1)

       1.3        Memorandum of Planex Ventures Ltd. (1)

       1.4        Articles of Planex Ventures Ltd. (1)

       2.1        Stock Option Plan dated June 15, 2006

     EXHIBIT
      NUMBER      DESCRIPTION


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

       4.2 Heads of Agreement to the Option to Acquire a 60% Interest in the Gran Cabrera Properties (1)

       4.3 Letter of Intent to the Option to Acquire a 100% Interest in the Tinka Property (1)

       4.4        Heads  of  Agreement  to  Grant a 70%  Interest  in the  Tinka
                  Property (1)

       4.5 Head of Agreement to the Option to Earn a 100% Interest in the Jimenez Property (2)

       4.6 Letter Agreement to the Option to Acquire a 100% Interest in the La Trini and Mololoa Properties (3)

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

(3) Previously filed as an exhibit to the Company's Registration Statement on Form 20-F, filed with the Commission on June 22, 2005. File number 0-50244.

                                   SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                     TUMI RESOURCES LIMITED.



Dated:   JUNE 16, 2006               /s/   DAVID HENSTRIDGE
                                     -------------------------------------------
                                     David Henstridge,
                                     President, Chief Executive Officer,
                                     acting Chief Financial Officer and Director

                                     /s/   NICK DEMARE
                                     -------------------------------------------
                                     Nick DeMare,
                                     Director

--------------------------------------------------------------------------------




                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                        DECEMBER 31, 2005, 2004 AND 2003

                         (EXPRESSED IN CANADIAN DOLLARS)


--------------------------------------------------------------------------------

                                                                           D & H
                                                                           GROUP
                                                                       CHARTERED
                                                                     ACCOUNTANTS



AUDITORS' REPORT




To the Shareholders of
Tumi Resources Limited


We have audited the consolidated balance sheets of Tumi Resources Limited (an Exploration Stage Company) as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2005, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and cash flows for the years ended December 31, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from United States generally accepted accounting principles. Application of United States generally accepted accounting principles would have affected assets, liabilities and shareholders' equity as at December 31, 2005 and 2004 and results of operations and cash flows for the years ended December 31, 2005, 2004 and 2003 and for the cumulative period from inception to December 31, 2005 to the extent summarized in Note 13 to the consolidated financial statements.

On March 30, 2006 we reported separately to the shareholders of Tumi Resources Limited on consolidated financial statements as at, and for the years ended, December 31, 2005 and 2004 audited in accordance with Canadian generally accepted auditing standards.



Vancouver, B.C.                                           /s/ D&H GROUP LLP
March 30, 2006                                          CHARTERED ACCOUNTANTS



                                 D & H Group LLP
a B.C. Limited Liability  Partnership of Corporations  Member of BHD Association
           with affiliated offices across Canada and Internationally
      10th Floor, 1333 West Broadway, Vancouver, BC V6H 4C1 www.dhgroup.ca
                          F 604-731-9923 T 604-731-5881

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEETS
                        AS AT DECEMBER 31, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)



                                                       2005            2004
                                                         $               $


                                     ASSETS

CURRENT ASSETS

Cash and cash equivalents                               996,234       2,218,301
Amounts receivable and prepaids                         104,785         101,091
                                                   ------------    ------------
                                                      1,101,019       2,319,392

PROPERTY AND EQUIPMENT (Note 3)                         161,037         175,869

INTERESTS IN UNPROVEN MINERAL CLAIMS (Note 4)           289,776       1,172,398

DEFERRED EXPLORATION COSTS (Note 4)                     600,094       1,782,520
                                                   ------------    ------------
                                                      2,151,926       5,450,179
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                 46,769          60,430
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 5)                                8,114,653       8,070,761

CONTRIBUTED SURPLUS (Note 7)                            800,068         658,984

DEFICIT                                              (6,809,564)     (3,339,996)
                                                   ------------    ------------
                                                      2,105,157       5,389,749
                                                   ------------    ------------
                                                      2,151,926       5,450,179
                                                   ============    ============

NATURE OF OPERATIONS (Note 1)

SUBSEQUENT EVENTS (Note 14)


APPROVED BY THE DIRECTORS

/s/ DAVID HENSTRIDGE   , Director
----------------------

/s/ NICK DEMARE        , Director
----------------------


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)



                                                       2005            2004            2003
                                                         $               $               $

EXPENSES

Accounting and administration                            22,095          25,130          39,395
Amortization                                             10,022           5,011           1,043
Audit                                                    34,576          31,007          21,441
Consulting                                               35,174          50,853          88,451
Corporate development                                     6,792          35,603          19,442
Fiscal advisory fees                                          -               -          31,085
General exploration                                      61,047               -               -
Investment conferences                                    8,563          16,401          15,019
Investor relations                                       35,750          27,250          24,000
Legal                                                     8,324          27,490          29,020
Management fees                                          53,247          31,800          31,800
Office                                                   23,406          49,401          48,849
Regulatory                                                8,005          10,895          15,913
Rent                                                      5,400           5,400               -
Salaries and benefits                                    29,862          27,197               -
Shareholder costs                                         7,555          21,774           7,952
Stock-based compensation                                141,084         417,441         262,995
Transfer agent                                            6,167          12,894           7,772
Travel and related                                       66,062         127,001          80,543
                                                   ------------    ------------    ------------
                                                        563,131         922,548         724,720
                                                   ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                                (563,131)       (922,548)       (724,720)
                                                   ------------    ------------    ------------
OTHER ITEMS

Provision on amounts receivable                         (17,692)              -               -
Write-off of equipment                                   (4,863)         (7,347)              -
Interest income                                          39,837          41,932           4,301
Write-off of unproven mineral interests
    and exploration costs                            (2,926,030)     (1,355,052)              -
Foreign exchange                                          2,311        (103,626)        (39,985)
Other                                                         -          31,592               -
                                                   ------------    ------------    ------------
                                                     (2,906,437)     (1,392,501)        (35,684)
                                                   ------------    ------------    ------------
LOSS FOR THE YEAR                                    (3,469,568)     (2,315,049)       (760,404)

DEFICIT - BEGINNING OF YEAR                          (3,339,996)     (1,024,947)       (264,543)
                                                   ------------    ------------    ------------
DEFICIT - END OF YEAR                                (6,809,564)     (3,339,996)     (1,024,947)
                                                   ============    ============    ============


LOSS PER COMMON SHARE - BASIC AND DILUTED                $(0.19)         $(0.14)         $(0.09)
                                                   ============    ============    ============
WEIGHTED AVERAGE NUMBER OF COMMON
    SHARES OUTSTANDING - BASIC AND DILUTED           18,457,301      16,535,570       8,417,122
                                                   ============    ============    ============


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)





                                                       2005            2004            2003
                                                         $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Loss for the year                                    (3,469,568)     (2,315,049)       (760,404)
Adjustments for items not involving cash
    Amortization                                         10,022           5,011           1,043
    Stock-based compensation                            141,084         417,441         262,995
    Provision on amounts receivable                      17,692               -               -
    Write-off of unproven mineral
        interests and exploration costs               2,926,030       1,355,052               -
    Write-off of equipment                                4,863           7,347               -
                                                   ------------    ------------    ------------
                                                       (369,877)       (530,198)       (496,366)
Increase in amounts receivable and prepaids             (21,386)        (29,224)        (56,422)
Increase (decrease) in accounts payable and
    accrued liabilities                                 (13,661)        (78,423)         76,299
                                                   ------------    ------------    ------------
                                                       (404,924)       (637,845)       (476,489)
                                                   ------------    ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares                                39,330       1,627,993       4,400,960
Share issue costs                                             -               -        (228,239)
                                                   ------------    ------------    ------------
                                                         39,330       1,627,993       4,172,721
                                                   ------------    ------------    ------------
INVESTING ACTIVITIES

Unproven mineral interests and exploration costs       (851,469)     (1,860,369)       (795,954)
Purchase of property and equipment                       (5,004)       (184,915)        (12,519)
                                                   ------------    ------------    ------------
                                                       (856,473)     (2,045,284)       (808,473)
                                                   ------------    ------------    ------------
INCREASE (DECREASE) IN CASH - DURING THE YEAR        (1,222,067)     (1,055,136)      2,887,759

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR         2,218,301       3,273,437         385,678
                                                   ------------    ------------    ------------
CASH AND CASH EQUIVALENTS - END OF YEAR                 996,234       2,218,301       3,273,437
                                                   ============    ============    ============

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
    Cash                                                346,234         718,301       1,273,437
    Term deposit                                        650,000       1,500,000       2,000,000
                                                   ------------    ------------    ------------
                                                        996,234       2,218,301       3,273,437
                                                   ============    ============    ============

SUPPLEMENTARY CASH FLOW INFORMATION (Note 11)


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
               CONSOLIDATED SCHEDULE OF DEFERRED EXPLORATION COSTS
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)



                                                       2005                            2004
                                   --------------------------------------------    ------------
                                              MEXICO
                                   ----------------------------
                                       CINCO            LA
                                       MINAS           TRINI           TOTAL           TOTAL
                                         $               $               $               $

BALANCE, BEGINNING OF YEAR            1,782,520               -       1,782,520         877,493
                                   ------------    ------------    ------------    ------------
EXPENDITURES DURING THE YEAR
     Amortization                         1,503           3,448           4,951           8,164
     Assays                                   -          39,127          39,127          58,835
     Assay preparation                        -               -               -          14,102
     Camp costs                           4,077               -           4,077          56,661
     Drilling                                 -          86,974          86,974         130,102
     Environmental                            -           7,460           7,460          21,961
     Equipment rental                         -          22,941          22,941               -
     Exploration office costs             5,234         128,230         133,464          89,438
     Geological                          52,527         252,059         304,586         448,094
     Geophysical                              -          19,486          19,486          21,972
     Legal                                    -          18,092          18,092               -
     Mine rights                              -               -               -         111,095
     Scoping study                            -               -               -          29,903
     Site access                              -               -               -         144,481
     Supplies                                 -           7,188           7,188               -
     Topography                               -             897             897          16,721
     Travel                                   -          14,192          14,192          46,417
     Wages                                    -               -               -         153,926
     Water study                              -               -               -           5,884
                                   ------------    ------------    ------------    ------------
                                         63,341         600,094         663,435       1,357,756
                                   ------------    ------------    ------------    ------------
BALANCE BEFORE WRITE-OFFS             1,845,861         600,094       2,445,955       2,235,249

WRITE-OFFS                           (1,845,861)              -      (1,845,861)       (452,729)
                                   ------------    ------------    ------------    ------------
BALANCE, END OF YEAR                          -         600,094         600,094       1,782,520
                                   ============    ============    ============    ============




              The accompanying notes are an integral part of these
                       consolidated financial statements.

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


1.       NATURE OF OPERATIONS

         Tumi Resources Limited (the "Company") is a junior mineral exploration company engaged in the acquisition and exploration of precious metals on unproven mineral properties. On the basis of information to date, the Company has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the mineral resource interests is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production. Mineral resource interests represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.


2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The significant differences between these principles and those that would be accepted under United States generally accepted accounting principles ("US GAAP") are disclosed in
         Note 13.

         The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, TMXI Resources S.A. de C.V. (Mexico) and Kay Metals Ltd. (Barbados) and its 60% owned subsidiary, Compania Minera Cinco Minas S.A. de C.V. (Mexico). Intercompany balances and transactions are eliminated on consolidation.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the period. Actual results may differ from those estimates.

         CASH EQUIVALENTS

         Cash equivalents include a highly liquid term deposit.

         INTERESTS IN UNPROVEN MINERAL CLAIMS AND DEFERRED EXPLORATION COSTS

         Unproven mineral interests costs and exploration, development and field support costs directly relating to mineral interests are deferred until the interests to which they relate is placed into production, sold or abandoned. The deferred costs will be amortized over the life of the orebody following commencement of production or written off if the mineral interest is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific mineral interest are expensed as incurred.

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         On a periodic basis, management reviews the carrying values of deferred unproven mineral interest acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or interest will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or interest.

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

         ASSET RETIREMENT OBLIGATIONS

         The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is charged to earnings using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flow. As at December 31, 2005, the Company does not have any asset retirement obligations.

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

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


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

         INCOME TAXES

         Future income tax liabilities and assets are recognized for the estimated income tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change is substantively enacted. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

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


3.       PROPERTY AND EQUIPMENT

                                                       2005            2004
                                                         $               $

         Condominium                                    132,840         132,840
         Office furniture and equipment                  21,899          21,377
         Vehicles                                        34,412          35,870
                                                   ------------    ------------
                                                        189,151         190,087
         Less accumulated amortization                  (28,114)        (14,218)
                                                   ------------    ------------
                                                        161,037         175,869
                                                   ============    ============

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


4.       INTERESTS IN UNPROVEN MINERAL CLAIMS AND DEFERRED EXPLORATION COSTS

                              -----------------------------------------  ------------------------------------------
                                                2005                                        2004
                              -----------------------------------------  ------------------------------------------
                              ACQUISITION    EXPLORATION                  ACQUISITION   EXPLORATION
                                 COSTS      EXPENDITURES      TOTAL          COSTS      EXPENDITURES      TOTAL
                                   $              $             $              $             $              $

         La Trini (a)              128,162        600,094       728,256              -             -              -
         San Jorge (b)             124,755              -       124,755        124,755             -        124,755
         Cinco Minas (c)                 -              -             -      1,047,643     1,782,520      2,830,163
         Bergslagen (d)             36,859              -        36,859              -             -              -
                              ------------   ------------   -----------   ------------   -----------   ------------
                                   289,776        600,094       889,870      1,172,398     1,782,520      2,954,918
                              ============   ============   ===========   ============   ===========   ============

         a)       La Trini, Mexico

                  By agreement dated January 19, 2005, the Company acquired the rights to acquire a 100% interest in the La Trini and Mololoa mineral claims ("La Trini Project"). The La Trini Project totals 356 hectares and is located in the Jalisco silver belt approximately 100 kilometres northwest of Guadalajara, Jalisco State, Mexico. In order to acquire its 100% interest, the Company must make option payments totalling US $500,000, as follows:

                          OPTION           DUE DATE
                          PAYMENT
                            US $

                           100,000         March 23, 2005
                           200,000         March 23, 2006
                           200,000         March 23, 2007
                        ----------
                           500,000
                        ==========

                  The Company has also agreed to pay a finder's fee of 3.75% on option payments made, payable in common shares of the Company.

                  As of December 31, 2005, the Company has made the initial US $100,000 option payment and issued 9,310 common shares, at a fair value of $4,562. On March 23, 2006, the Company made a further US $200,000 option payment and issued 17,832 common shares, at a fair value of $8,738.

                  The vendor has retained a 1% NSR and the Company has the right to reduce the NSR to 0.5% through a cash payment of US $1,000,000.

         b)       San Jorge, Mexico

                  By agreement dated August 16, 2004, the Company purchased two mineral concessions, covering approximately 3,919 hectares, located in Zacatecas State, Mexico. Under the purchase agreement the Company paid $58,755 and issued 60,000 common shares of the Company, at a fair value of $66,000.

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


4.       INTERESTS IN UNPROVEN MINERAL CLAIMS AND DEFERRED EXPLORATION COSTS
         (continued)

         c)       Cinco Minas, Mexico

                  The Company held an option to earn a 60% interest in mineral claims covering approximately 600 hectares, located in Jalisco State, Mexico, in consideration of US $50,000 cash (paid), conducting exploration expenditures and making underlying property payments totalling US $2.5 million and issuing 1.1 million common shares (600,000 shares issued) over a six year period. Based on the results of the exploration activities conducted during the 2005 fiscal year, the Company determined to withdraw from the option agreement and wrote-off $2,926,030 of acquisition and exploration costs relating to the prospect.

         d)       Bergslagen District, Sweden

                  During the 2005 fiscal year, the Company acquired, through staking, mineral concessions in Sweden. As at December 31, 2005, the Company has staked eight exploration projects covering approximately 4,377 hectares, located in the Bergslagen District in south-central Sweden.


5.       SHARE CAPITAL

         Authorized:  unlimited common shares with no par value
                      (2003 - 100,000,000 common shares)


         Issued:                               2005                            2004                            2003
                                    ---------------------------     ---------------------------     ---------------------------
                                       SHARES          AMOUNT          SHARES          AMOUNT          SHARES          AMOUNT
                                                         $                               $                               $

         Balance, beginning of year  18,371,060       8,070,761      14,451,200       5,529,478       6,824,000       1,218,726
                                    -----------     -----------     -----------     -----------     -----------     -----------
         Issued during the year:
         For cash
            private placements                -               -               -               -       5,442,500       3,816,000
            exercise of options         171,000          39,330         158,000          72,600         218,000          41,340
            exercise of warrants              -               -       2,951,860       1,555,393       1,613,000         543,620
         For agent's and
            finder's fees                     -               -               -               -         153,700         120,698
         For option interests             9,310           4,562         810,000         876,500         200,000         136,000
         Reallocation from
            contributed surplus on
               exercise of options            -               -               -          36,790               -           2,031
                                    -----------     -----------     -----------     -----------     -----------     -----------
                                        180,310          43,892       3,919,860       2,541,283       7,627,200       4,659,689
         Less:  share issue costs             -               -               -               -               -        (348,937)
                                    -----------     -----------     -----------     -----------     -----------     -----------
                                        180,310          43,892       3,919,860       2,541,283       7,627,200       4,310,752
                                    -----------     -----------     -----------     -----------     -----------     -----------
         Balance, end of year        18,551,370       8,114,653      18,371,060       8,070,761      14,451,200       5,529,478
                                    ===========     ===========     ===========     ===========     ===========     ===========

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


5.       SHARE CAPITAL (continued)

         (a) A summary of the number of common shares reserved pursuant to the Company's outstanding warrants at December 31, 2005, 2004 and 2003 and the changes for the years ending on those dates is as follows:

                                                                       2005            2004            2003

                  Balance, beginning of year                          3,918,640       6,870,500       2,521,000
                  Issued pursuant to private placements                       -               -       5,962,500
                  Exercised                                                   -      (2,951,860)     (1,613,000)
                  Expired                                            (3,918,640)              -               -
                                                                   ------------   -------------    ------------
                  Balance, end of year                                        -       3,918,640       6,870,500
                                                                   ============   =============    ============

         (b)      See also Note 14.


6.       STOCK OPTIONS AND STOCK-BASED COMPENSATION

         The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange.

         During the 2005 fiscal year, the Company granted 1,151,600 (2004 - 763,000; 2003 - 440,000) stock options to the Company's employees, directors and consultants and recorded compensation expense of $141,084 (2004 - $417,441; 2003 - $262,995).

         The fair value of stock options granted to employees, directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the 2005, 2004 and 2003 fiscal years:

                                               2005                       2004                  2003

         Risk-free interest rate           2.55% - 2.97%             1.18% - 2.89%              2.75%
         Estimated volatility                76% - 79%                 73% - 86 %           101% - 104 %
         Expected life                 0.25 year - 1.5 years           1.5 years              1.5 years
         Expected dividend yield                0%                         0%                    0%

         The fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the year to the Company's employees, directors and consultants was $0.12 (2004 - $0.55; 2003 - $0.60) per share.

         Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


6.       STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

         A summary of the Company's outstanding stock options at December 31, 2005, 2004 and 2003 and the changes for the years ending on those dates is as follows:

                                               2005                            2004                            2003
                                   ----------------------------    ----------------------------    ----------------------------
                                                     WEIGHTED                        WEIGHTED                        WEIGHTED
                                                     AVERAGE                         AVERAGE                         AVERAGE
                                      OPTIONS        EXERCISE         OPTIONS        EXERCISE         OPTIONS        EXERCISE
                                    OUTSTANDING        PRICE        OUTSTANDING        PRICE        OUTSTANDING        PRICE
                                                         $                               $                               $

         Balance, beginning of year   1,273,400        0.81             898,400         0.47            681,400         0.33
         Granted                      1,151,600        0.47             763,000         1.05            440,000         0.55
         Exercised                     (171,000)       0.23            (158,000)        0.46           (218,000)        0.19
         Cancelled / expired           (902,400)       0.97            (230,000)        0.53             (5,000)        0.57
                                   ------------                    ------------                    ------------
         Balance, end of year         1,351,600        0.49           1,273,400         0.81            898,400         0.47
                                   ============                    ============                    ============

         The following table summarizes information about the stock options outstanding and exercisable at December 31, 2005:

             NUMBER           NUMBER            EXERCISE
          OUTSTANDING      EXERCISABLE            PRICE        EXPIRY DATE
                                                    $

              200,000          200,000             0.57        January 14, 2006
              980,600          880,600             0.50        April 8, 2008
              171,000          171,000             0.30        July 20, 2008
         ------------     ------------
            1,351,600        1,251,600
         ============     ============


7.       CONTRIBUTED SURPLUS

                                                       2005            2004            2003
                                                         $               $               $

         Balance, beginning of year                     658,984         278,333          17,369
              Stock-based compensation (Note 6)         141,084         417,441         262,995
              Stock options exercised                         -         (36,790)         (2,031)
                                                   ------------    ------------    ------------
         Balance, end of year                           800,068         658,984         278,333
                                                   ============    ============    ============

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


8.       INCOME TAXES

         Future income tax assets and liabilities of the Company as at December 31, 2005 and 2004 are as follows:

                                                       2005            2004
                                                         $               $
         Future income tax assets (liabilities)
              Losses carried forward                  1,256,000         649,000
              Share issue costs                          49,000          75,000
              Mineral resource interests                570,000        (234,000)
                                                   ------------    ------------
                                                      1,875,000         490,000
         Valuation allowance                         (1,875,000)       (490,000)
                                                   ------------    ------------
         Net future income tax asset                          -               -
                                                   ============    ============

         The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:


                                                                       2005            2004
                                                                         $               $

         Income tax rate reconciliation
         Combined federal and provincial income tax rate               34.9%           35.6%
                                                                   ============    ============

         Expected income tax recovery                                (1,209,800)       (824,200)
         Foreign income tax rate differences                             10,800          37,000
         Deductible mineral resource interests cost additions          (191,000)       (464,400)
         Other                                                            3,700          61,100
         Non-deductible stock-based compensation                         49,200         148,600
         Write-off of mineral resource interests                        373,200         343,800
         Unrecognized benefit of income tax losses                      963,900         698,100
                                                                   ------------    ------------
         Actual income tax recovery                                           -               -
                                                                   ============    ============

         As at December 31, 2005, the Company has accumulated non-capital losses and accumulated resource pools for Canadian income tax purposes of approximately $1.6 million, expiring from 2007 to 2015, and for Mexican income tax purposes of approximately $2.1 million, which are available for application against future taxable income, the related benefits of which have not been recognized in these financial statements as there is no reasonable assurance such benefits will be realized.


9.       RELATED PARTY TRANSACTIONS

         During the 2005 fiscal year, the Company:

         i)       incurred  $29,145 (2004 - $43,030;  2003 - $47,895) for office rent and accounting, management and administration services provided by private corporations owned by a director of the Company;

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


9.       RELATED PARTY TRANSACTIONS (continued)

         ii)      incurred  $79,000  (2004  -  $72,000;   2003  -  $60,000)  for
                  management services provided by the President of the Company. Of this amount, $25,753 (2004 - $40,200; 2003 - $28,200) has been capitalized as geological costs in mineral resource interests and $53,247 (2004 $31,800; 2003 - $31,800) expensed as management fees; and

         iii) received $7,235 (US $6,000) other income from Tinka Resources Limited ("Tinka"), for rental of its condominium in Peru, and was reimbursed $17,800 for shared office personnel from Tinka and Mawson Resources Limited ("Mawson"). Tinka and Mawson are public companies with certain directors in common.

         Unless otherwise stated, related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to by the related parties.


10.      SEGMENTED INFORMATION

         During the 2005 and 2004 fiscal years, the Company was primarily involved in mineral exploration and development activities in Mexico. The Company also owns a condominium in Peru and minor mineral interests in Sweden. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results during fiscal 2005 and 2004.

         The Company's total assets are segmented geographically as follows:


                                   ----------------------------------------------------------------------------
                                                                       2005
                                   ----------------------------------------------------------------------------
                                      CANADA          MEXICO           PERU           SWEDEN           TOTAL
                                         $               $               $               $               $

         Current assets               1,015,868          85,151               -               -       1,101,019
         Property and equipment          11,826          26,334         122,877               -         161,037
         Mineral resource interests           -         853,011               -          36,859         889,870
                                   ------------    ------------    ------------    ------------    ------------
                                      1,027,694         964,496         122,877          36,859       2,151,926
                                   ============    ============    ============    ============    ============


                                   ------------------------------------------------------------
                                                               2004
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
                                   ============    ============    ============    ============

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


11.      SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash investing and financing activities were conducted by the Company as follows:

                                                       2005            2004            2003
                                                         $               $               $

         Investing activity
              Shares issued for option interests         (4,562)       (876,500)       (136,000)
                                                   ============    ============    ============


         Financing activities
              Shares issued for option interests          4,562         876,500         136,000
              Shares issued for finder's fees                 -               -         120,698
              Share issue costs                               -               -        (120,698)
              Shares issued on exercise of
                  stock options                               -          36,790           2,031
              Contributed surplus                             -         (36,790)         (2,031)
                                                   ------------    ------------    ------------
                                                          4,562         876,500         136,000
                                                   ============    ============    ============

         Other supplementary cash flow information:

                                                       2005            2004            2003
                                                         $               $               $
         Interest paid in cash                                -               -               -
                                                   ============    ============    ============
         Income taxes paid in cash                            -               -               -
                                                   ============    ============    ============


12.      FINANCIAL INSTRUMENTS

         Financial instruments consist of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities.

         (a)      Concentration of Credit Risk

                  Financial instruments that potentially subject the Company to a significant concentration of credit risk are cash and cash equivalents and amounts receivable. The maximum potential loss on all financial instruments is equal to the carry amount of these items.

         (b)      Fair value of financial instruments

                  The fair value of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities are believed to equal their carry value due to their short terms to maturity.

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         (a) The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from US GAAP. The material differences between Canadian and US GAAP and their effect on the Company's consolidated financial statements are summarized in the tables below.

                  CONSOLIDATED STATEMENTS OF LOSS

                                                                   INCEPTION TO
                                                                       2005            2005            2004            2003
                                                                         $               $               $               $

                  Net loss under Canadian GAAP                       (6,809,564)     (3,469,568)     (2,315,049)       (760,404)
                  Interests in unproven mineral claims and
                       exploration costs for the period (i)          (5,268,672)       (860,982)     (2,745,033)       (931,954)
                  Write-off of option interests
                       and exploration costs (i)                      4,378,802       2,926,030       1,355,052               -
                  Other compensation (iii)                              (40,220)              -               -         (27,800)
                                                                   ------------    ------------    ------------    ------------
                  Net loss under US GAAP                             (7,739,654)     (1,404,520)     (3,705,030)     (1,720,158)
                                                                   ============    ============    ============    ============
                  Loss per share under US GAAP                                           $(0.08)         $(0.23)         $(0.23)
                                                                                   ============    ============    ============
                  Weighted average shares outstanding
                        under US GAAP (iv)                                           18,457,301      15,966,701       7,328,520
                                                                                   ============    ============    ===========

                  CONSOLIDATED BALANCE SHEETS

                                                                       2005            2004
                                                                         $               $

                  SHAREHOLDERS' EQUITY

                  Balance per Canadian GAAP                           2,105,157       5,389,749
                  Interests in unproven mineral claims and
                       deferred exploration costs expensed (i)         (889,870)     (2,954,918)
                                                                   ------------    ------------
                  Balance per US GAAP                                 1,215,287       2,434,831
                                                                   ============    ============


                  INTERESTS IN UNPROVEN MINERAL CLAIMS

                  Balance per Canadian GAAP                             289,776       1,172,398
                  Expensed under US GAAP (i)                           (289,776)     (1,172,398)
                                                                   ------------    ------------
                  Balance per US GAAP                                         -               -
                                                                   ============    ============

                  DEFERRED EXPLORATION COSTS

                  Balance per Canadian GAAP                             600,094       1,782,520
                  Expensed under US GAAP (i)                           (600,094)     (1,782,520)
                                                                   ------------    ------------
                  Balance per US GAAP                                         -               -
                                                                   ============    ============

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)


         CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                   INCEPTION TO
                                                       2005            2005            2004            2003
                                                         $               $               $               $

         OPERATING ACTIVITIES

         Cash used per Canadian GAAP                 (1,618,760)       (404,924)       (637,845)       (476,489)
         Interests in unproven mineral claims and
              deferred exploration costs (i)         (4,035,995)       (851,469)     (1,860,369)       (795,954)
                                                   ------------    ------------    ------------    ------------
         Cash used per US GAAP                       (5,654,755)     (1,256,393)     (2,498,214)     (1,272,443)
                                                   ============    ============    ============    ============
         INVESTING ACTIVITIES
         Cash used per Canadian GAAP                 (4,238,433)       (856,473)     (2,045,284)       (808,473)
         Interests in unproven mineral claims and
              deferred exploration costs (i)          4,035,995         851,469       1,860,369         795,954
                                                   ------------    ------------    ------------    ------------
         Cash used per US GAAP                         (202,438)         (5,004)       (184,915)        (12,519)
                                                   ============    ============    ============    ============

                  (i) Interests in unproven mineral claims and deferred exploration costs

                           Interests in unproven mineral claims and deferred exploration costs are accounted for in accordance with Canadian GAAP as disclosed in Note 2. The Company has determined for US GAAP purposes to expense the option payments, staking costs and exploration costs relating to unproven mineral claims as incurred. In addition, US GAAP requires that exploration costs not be capitalized until a positive feasibility study is completed. The capitalized costs of such interests would then be measured, on a periodic basis, to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the interests would be written down to net recoverable value on a discounted cash flow basis.

                  (ii)     Income Tax

                           Under Canadian GAAP, deferred income tax assets relating to the potential benefit of income tax loss carryforwards are not recognized unless there is virtual certainty of realization of the benefit. US GAAP provides similar treatment, but requires the benefit be recognized and a valuation allowance be provided to fully offset the deferred income tax asset.

                           As at December 31, 2005, the Company has fully reserved the $1,256,000 income tax benefit of operating loss carryforwards, by a valuation allowance of the same amount, because the likelihood of realization of the tax benefit cannot be determined.

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  (iii)    Private Placements of Common Stock

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

                           Under US GAAP, loss and capital distributions for fiscal 2005 would increase by $nil (2004 - $nil) and $1,111,025 (2004 - $1,111,025), respectively, and share capital, as at December 31, 2005 would increase by $1,223,325 (2004 - $1,223,325). There is no net change to shareholders' equity.

                  (iv)     Escrow Shares

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

                           The Company had previously issued common shares which were held under escrow and released pursuant to a time-based formula. As at December 31, 2005 and 2004, all of these shares have been released. As at December 31, 2003, 757,800 shares were held under escrow. Under Canadian GAAP, all of the escrowed shares have been included in the calculation of the weighted average number of shares outstanding whereas, under US GAAP, only shares actually released from escrow have been included.

                  (v)      Exploration Stage

                           The Company is a mineral exploration company in the exploration stage and is considered a development stage company as defined by SFAS 7.

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

         (b)      New Technical Pronouncements

                  In December 2004, the Financial Accounting Standards Board ("FASB") issued its final standard on accounting for employee stock options, SFAS No. 123 (Revised 2004) - Share-Based Payment ("SFAS 123(R)"). SFAS 123(R) replaces SFAS No. 123 - Accounting for Stock-Based Compensation ("SFAS 123"), and supersedes APB 25 - Accounting for Stock Issued to Employees. SFAS 123(R)requires companies to measure compensation costs for all share-based payments, including grants of employee stock options, based on the fair value of the awards on the grant date and to recognize such expense over the period during which an employee is required to provide services in exchange for the award. The pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to financial statement recognition. SFAS 123(R) is effective for all awards granted, modified, repurchased or cancelled after, and to unvested portions of previously issued and outstanding awards vesting after, interim or annual periods, beginning after December 15, 2005, which for the Company will be the first quarter of fiscal 2006. This Company is currently evaluating the effect of adopting SFAS 123(R) on our financial position and results of operations. The Company currently estimates the adoption of SFAS 123(R) will result in expenses in amounts that are similar to the current pro forma disclosures under SFAS 123.

                  The FASB has also issued SFAS No. 153 - Exchange of Non-Monetary Assets ("SFAS 153") which is effective for fiscal years ending after June 15, 2005. SFAS 153 refines the circumstances under which non-monetary transactions should be accounted for at fair value. The adoption of SFAS 153 is not expected to have an effect on the Company's financial position.

                  The FASB has also issued SFAS No. 154 - Accounting Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154"), which is effective for fiscal years ending after December 15, 2005. SFAS 154 requires that changes in accounting policy be accounted for on a retroactive basis. The adoption of SFAS 154 is not expected to have an effect on the Company's financial position.


14.      SUBSEQUENT EVENTS

         (a) On January 16, 2006, the Company granted stock options to its directors and consultants to purchase 548,000 common shares at $0.50 per share, expiring on January 16, 2009.

         (b)      See also Note 4(a).