Form 20-F
period 2006-12-31
TUMI RESOURCES LTD
filed 2007-06-29
CIK 1191832

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark One)

[ ] Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

                                       or

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

                                       or

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

                                       or

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

  #1305, 1090 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, CANADA, V6E 3V7
                    (Address of principal executive offices)

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2006.
report.
                25,347,597 COMMON SHARES AS OF DECEMBER 31, 2006

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

GENERAL INFORMATION:

UNLESS OTHERWISE INDICATED, ALL REFERENCES HEREIN ARE TO CANADIAN DOLLARS.

The Company is required under Canadian law (National Instrument 43-101 Standards Of Disclosure For Mineral Projects) ("NI 43-101") to calculate and categorize "mineral reserve", "proven mineral reserve", "probable mineral reserve", "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" under the Canadian Institute of Mining Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Reserves - Definitions and Guidelines adopted by the CIM in August 2000. These standards establish definitions and guidelines for the reporting of exploration information, mineral resources and mineral reserves in Canada. These definitions have not been adopted for use in the United States of America by the Securities and Exchange Commission (the "SEC"). Under these guidelines, the CIM definitions of proven and probable mineral reserves equate to the definitions of proven and probable reserves as set out in Guide 7 of the Securities Act Industry Guides adopted by the SEC ("Guide 7"). In addition, Canadian law requires disclosure of mineral resources that equate to measured, indicated and inferred resources.

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

The selected financial data of the Company for the years ended December 31, 2006, 2005 and 2004, was derived from the financial statements of the Company which have been audited by D & H Group LLP, independent Chartered Accountants, as indicated in their report which is included elsewhere in this report. The selected financial data set forth for the years ended December 31, 2003 and 2002, are derived from the Company's audited consolidated financial statements, not included herein.

The information in the following table was extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading "Item 5. Operating and Financial Review and Prospects".

Reference is made to Note 13 of the Company's financial statements included herein for a discussion of the material differences between Canadian generally accepted accounting principles ("Canadian GAAP") and United States generally accepted accounting principles ("US GAAP"), and their effect on the Company's financial statements.


                                        ----------------------------------------------------------------------------
                                                                   YEAR ENDED DECEMBER 31,
                                        ----------------------------------------------------------------------------
                                            2006            2005            2004            2003            2002
                                        ------------    ------------    ------------    ------------    ------------

Interest Income                             $107,465         $39,837         $41,932          $4,301          $5,459
General and Administrative Expenses         $817,658        $563,131        $922,548        $724,720        $159,794
Net (Loss)                                 $(875,106)    $(3,469,568)    $(2,315,049)      $(760,404)      $(253,757)
Total Assets                              $5,618,835      $2,151,926      $5,450,179      $4,921,717      $1,034,106
Net Assets                                $5,499,467      $2,105,157      $5,389,749      $4,782,864        $971,552
Capital Stock                            $11,798,414      $8,114,653      $8,070,761      $5,529,478      $1,218,726
Weighted Average Number of Shares         22,947,526      18,457,301      16,535,570       8,417,122       3,050,643
Dividends per Share                              Nil             Nil             Nil             Nil             Nil
Basic and Fully Diluted (Loss) per Share      $(0.04)         $(0.19)         $(0.14)         $(0.09)         $(0.09)


ADJUSTMENT TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The financial statements of the Company are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from US GAAP. The material differences between Canadian and US GAAP, in respect of these financial statements, are summarized in the tables below.

Consolidated Statements of Loss


                                                         INCEPTION TO
                                                             2006           2006           2005           2004
                                                               $              $              $              $

Net loss under Canadian GAAP                               (7,684,670)      (875,106)    (3,469,568)    (2,315,049)
Mineral resource interests expensed (i)                    (1,714,364)    (1,114,270)     1,182,426       (905,027)
Other compensation (ii)                                       (40,220)             -              -              -
                                                         ------------   ------------   ------------   ------------
Net loss under US GAAP                                     (9,439,254)    (1,989,376)    (2,287,142)    (3,220,076)
                                                         ============   ============   ============   ============

Loss per share under US GAAP                                                   (0.09)         (0.12)         (0.20)
                                                                        ============   ============   ============

Weighted average shares outstanding under US GAAP (iii)                   22,947,526     18,457,301     15,966,701
                                                                        ============   ============   ============

Consolidated Balance Sheets

                                                             2006           2005
                                                               $              $

Total assets under Canadian GAAP                            5,618,835      2,151,926
Unproven mineral interests expensed (i)                    (1,714,364)      (600,094)
                                                         ------------   ------------
Total assets under US GAAP                                  3,904,471      1,551,832
                                                         =============  ============

Total liabilities under Canadian GAAP                         119,368         46,769
                                                         ------------   ------------
Total liabilities under US GAAP                               119,368         46,769
                                                         ============   ============

Total shareholders' equity under Canadian GAAP              5,499,467      2,105,157
Unproven mineral interests expensed (i)                    (1,714,364)      (600,094)
                                                         ------------   ------------
Total shareholders' equity under US GAAP                    3,785,103    (1,505,063)
                                                         ============   ============

Consolidated Statements of Cash Flows

                                                         INCEPTION TO
                                                             2006           2006           2005           2004
                                                               $              $              $              $

Operating activities

Cash used per Canadian GAAP                                (1,952,315)      (333,555)      (404,924)      (637,845)
Interests in unproven mineral claims and
     deferred exploration costs (i)                        (5,540,288)    (1,504,293)      (851,469)    (1,860,369)
                                                         ------------   ------------   ------------   ------------
Cash used per US GAAP                                      (7,492,603)    (1,837,848)    (1,256,393)    (2,498,214)
                                                         ============   ============   ============   ============

Investing activities

Cash used per Canadian GAAP                                (5,854,513)    (1,616,080)      (856,473)    (2,045,284)
Interests in unproven mineral claims and
     deferred exploration costs (i)                         5,540,288      1,504,293        851,469      1,860,369
                                                         ------------   ------------   ------------   ------------
Cash used per US GAAP                                        (314,225)      (111,787)        (5,004)      (184,915)
                                                         ============   ============   ============   ============

(i)      Mineral Resource Interests

         Mineral property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP. For US GAAP purposes, the Company expenses exploration costs relating to mineral interests. When proven and probable reserves are determined for an interest and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties would then be amortized using the unit of production method over the estimated life of the ore body based on proven and probable reserves and would be assessed periodically for recoverability of carrying values.

         For US GAAP purposes, the Company has adopted the provisions of EITF 04-2, "Whether Mineral Rights are Tangible or Intangible Assets" and FSP FAS 141-1 and 142-1 which concluded that mineral rights are tangible assets. Accordingly, the Company capitalizes costs related to the acquisition of mineral rights. The effect of adoption of EITF 04-2 is to increase previously reported loss and loss per share for fiscal 2005 by $882,622 and $0.04, respectively and reduce previously reported loss and loss per share for fiscal 2004 by $484,954 and $0.03, respectively. In addition, total assets and shareholders' equity are increased by $289,776, as at December 31, 2005.

(ii)     Private Placements of Common Stock

         The Company conducts the majority of its equity financings pursuant to private placements. Under the policies of the TSXV, the Company may provide a discount off the market price of the Company's common stock. US GAAP requires the recognition of the market value of the Company's common stock as a credit to share capital, with a charge to operations for the portion of the discount relating to equity financings conducted with officers and directors of the Company and a charge to shareholders' equity, as a capital distribution, for the discount relating to the remaining portion of the equity financings. Under US GAAP there is no net change to shareholders' equity.

(iii)    Escrow Shares

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

         The Company had previously issued common shares which were held under escrow and released pursuant to a time-based formula. As at December 31, 2006, 2005 and 2004, all of these shares have been released. As at December 31, 2003, 757,800 shares were held under escrow. Under Canadian GAAP, all of the escrowed shares have been included in the calculation of the weighted average number of shares outstanding whereas, under US GAAP, only shares actually released from escrow have been included.

(iv)     Functional Currency

         The Company's functional currency is the Canadian dollar.

RECENT UNITED STATES ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards ("SFAS") 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for consistently measuring fair value under GAAP and expands disclosures about fair value measurements. SFAS 157 is effective beginning January 1, 2008, and the provisions of SFAS 157 will be applied prospectively as of that date. The adoption of SFAS 157 is not expected to have an effect on the Company's financial position.

In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Liabilities - Including an amendment of FASB Statement No. 115". SFAS 159 permits entities to choose to measure certain financial assets and liabilities at fair value at specified election dates. Unrealized gains and losses, arising subsequent to adoption, are reported in earnings. SFAS 159 will be effective for fiscal years beginning after November 2007 with early adoption possible but subject to certain requirements. The adoption of SFAS 159 is not expected to have an effect on the Company's financial position.

The FASB has also issued FAS Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FAS Interpretation No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 is not expected to have an effect on the Company's financial position.

EXCHANGE RATE HISTORY

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one US dollar for the fiscal years ended December 31, 2006, 2005, 2004, 2003 and 2002.

         PERIOD                                          AVERAGE
         January 1, 2006 - December 31, 2006              0.8847
         January 1, 2005 - December 31, 2005              0.8276
         January 1, 2004 - December 31, 2004              0.7702
         January 1, 2003 - December 31, 2003              0.7186
         January 1, 2002 - December 31, 2002              0.6444

The following table sets forth high and low exchange rates for one Canadian dollar expressed in terms of one US dollar for the six-months ended May 31, 2007.

         MONTH                            HIGH              LOW
         May 2007                        0.9345           0.8980
         April 2007                      0.9035           0.8633
         March 2007                      0.8673           0.8462
         February 2007                   0.8631           0.8437
         January 2007                    0.8586           0.8457
         December 2006                   0.8760           0.8582

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

The noon rate of exchange on May 31, 2007, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN $1.0701 (US $0.9345 = CDN $1.00).

RISK FACTORS

Due to the nature of the Company's business and the present stage of exploration on its mineral properties, the following risk factors apply to the Company's operations:

THE COMPANY HAS LIMITED FINANCIAL RESOURCES AND IF THE COMPANY IS UNABLE TO SECURE ADDITIONAL FUNDING AND/OR IF THE COMPANY'S EXPLORATION PROGRAMS ARE UNSUCCESSFUL, THE COMPANY MAY FAIL.

Mineral exploration involves significant risk and few properties that are explored are ultimately developed into producing mines. Substantial expenditures may be required to establish ore reserves through drilling, to develop metallurgical processes to extract the metals from the ore and to construct the mining and processing facilities at any site chosen for mining. The Company's current exploration programs may not result in any commercial mining operation. The Company's interests relate to unproved mineral claims which are without a known body of commercial ore and the proposed programs are an exploratory search for ore. The Company is presently carrying out exploration with the objective of establishing an economic body of ore. If the Company's exploration programs are successful, additional funds will be required for the development of an economic ore body and to place it into commercial production. The only sources of future funds presently available to the Company are the sale of equity capital, the exercise of warrants and options or the offering by the Company of an interest in the mineral claim to be earned to another party or parties. If the Company is unable to secure additional funding, the Company may lose its interest in one or more of its mineral claims and/or may be required to cease operations.

IT IS UNLIKELY THAT ANY OF THE PROPERTY INTERESTS OWNED BY THE COMPANY WILL CONTAIN "RESERVES"; THEREFORE, IT IS LIKELY THAT THE FUNDS SPENT BY THE COMPANY ON ITS EXPLORATION ACTIVITIES WILL BE LOST.

All of the Company's property interests are in the exploration stage and do not contain any "reserves", as that term is defined in Industry Guide 7 adopted by the SEC. The term "reserves" is defined in Industry Guide 7 as "that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination." Industry Guide 7 is available from the SEC's website at:
       http://www.sec.gov/divisions/corpfin/forms/industry .htm#secguide7.

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

The Company's exploration projects are without known commercial ore bodies or reserves. Continued exploration of the Company's projects depends on satisfactory exploration results. Mineral exploration involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. The long-term profitability of the Company's operations will be, in part, directly related to the cost and success of its exploration programs, which may be affected by a number of factors beyond the Company's control.

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

IF THE  COMPANY  ISSUES  SHARES OR OPTIONS  TO ITS  OFFICERS,  DIRECTORS  OR KEY
EMPLOYEES, OR ISSUES SHARES FOR OPTION INTEREST PAYMENTS, OR IF THE COMPANY OBTAINS FUNDING THROUGH THE SALE OF ADDITIONAL COMMON SHARES, THE SHAREHOLDERS WILL EXPERIENCE DILUTION.

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

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly junior natural resources exploration companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common shares fluctuated from a low of $0.40 to a high of $1.33 during the 12-month period ending May 31, 2007. Continued price fluctuations will have a significant impact on the Company's ability to complete equity financings.

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

BECAUSE THE COMPANY IS SUBJECT TO COMPLIANCE WITH GOVERNMENTAL REGULATION, THE COST OF ITS EXPLORATION PROGRAMS MAY INCREASE, WHICH MAY CAUSE THE COMPANY TO HAVE TO ABANDON SUCH PROGRAMS.

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

In the course of exploration of mineral concessions, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company. The Company currently does not have any insurance coverage on its mineral concessions.

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

THE COMPANY (OR THE OPTIONOR OF THE PROPERTY) MAY NOT HAVE PROPER TITLE TO ITS PROPERTIES AND, AS A RESULT, THE COMPANY MAY INCUR SIGNIFICANT EXPENSES TO OBTAIN PROPER TITLE, OR MAY HAVE TO ABANDON ANY SUCH PROPERTIES.

The Company owns, leases or has under option, unpatented and patented mining claims, mineral claims or concessions which constitute the Company's property holdings. The ownership and validity of unpatented mining claims and concessions are often uncertain and may be contested.

In those jurisdictions where the Company has property interests, the Company makes a search of mining records in accordance with mining industry practices to confirm that it has acquired, or upon exercise of any option, can acquire, satisfactory title to the properties but does not intend to obtain title insurance with respect to such properties. The possibility exists that title to one or more of the concessions in which the Company has an interest, particularly title to undeveloped claims, might be defective because of errors or omissions in the chain of title, including defects in conveyances and defects in locating or maintaining such claims, or concessions.

The boundaries of some of the Company's property interests have not been surveyed and, therefore, the precise location and area of these mining properties may be in doubt. The Company is not aware of challenges to the location or area of the unpatented mining claims in which the Company has acquired an interest.

IF THE COMPANY IS UNABLE TO EFFECTIVELY COMPETE AGAINST OTHER COMPANIES, OR IF THE COMPANY CANNOT MARKET ANY MINERALS DISCOVERED ON THE PROPERTIES IN WHICH THE COMPANY HAS AN INTEREST, THE COMPANY MAY HAVE TO CEASE OPERATIONS.

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

Several of the Company's directors are also directors, officers or shareholders of other companies. Some of the directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with the Company. Such associations may give rise to conflicts of interest from time to time. Such a conflict poses the risk that the Company may enter into a transaction on terms which could place the Company in a worse position than if no conflict existed. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Business Corporations Act (British Columbia) (the "BCBCA"). The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they many have in any project or opportunity of the Company. However, each director has a similar obligation to other companies for which such director serves as an officer or director. In order to avoid the possible conflict of interest which may arise between the directors' duties to the Company and their duties to the other companies on whose boards they serve, the directors and officers of the Company have agreed to the following:

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

As of the date of this annual report, all material conflicts of interests that arose between January 1, 2006 and the date of this filing have been described in "Item 7. Major Shareholders and Related Party Transactions." Except as disclosed above, the Company has no specific internal policy governing conflicts of interest.

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

Factors beyond the control of the Company may affect the marketability of any substances discovered. The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major mineral producing regions. Variations in the market prices of metals may impact on the Company's ability to raise funding to conduct exploration of its properties. In addition, any significant fluctuations in metal prices will impact on the Company's decision to accelerate or reduce its proposed exploration activities.

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

THE MAJORITY OF THE COMPANY'S CURRENT CORPORATE OPERATIONS ARE PERFORMED BY OTHER THAN COMPANY PERSONNEL AND IF SUCH PERSONNEL ARE NOT AVAILABLE IN THE FUTURE, THE COMPANY MAY INCUR SIGNIFICANT EXPENSES TO FIND SUITABLE REPLACEMENTS AND/OR TO HIRE OTHER PERSONNEL.

Corporate accounting, management and administration are provided, in part, by Chase Management Ltd. ("Chase"), a company owned by Mr. Nick DeMare, a director of the Company. In the event the Company needs to employ additional personnel, it will need to recruit qualified personnel to staff its operations. The Company believes that such personnel currently are available at reasonable salaries and wages in the geographic areas in which the Company operates. There can be no assurance, however, that such personnel will be available in the future. In addition, it cannot be predicted whether the labor staffing at any of the Company's projects will be unionized, which may result in potentially higher operating costs.

THE COMPANY'S SHARES ARE SUBJECT TO THE SEC'S PENNY STOCK RULES, WHICH MAY RESTRICT THE ABILITY OF BROKERS TO SELL THE COMPANY'S COMMON STOCK AND MAY REDUCE THE SECONDARY MARKET FOR THE COMMON STOCK.

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

THE COMPANY AND/OR ITS SUBSIDIARIES (IF ANY) MAY BE DEEMED TO BE A "PASSIVE FOREIGN INVESTMENT COMPANY" FOR U.S. TAX PURPOSES WHICH COULD SUBJECT U.S. SHAREHOLDERS TO INCREASED TAX LIABILITY.

The Company and/or its subsidiaries may be deemed to be a "Passive Foreign Investment Company". See "Item 10. Additional Information - Taxation." If the Company or any of its subsidiaries is deemed to be a Passive Foreign Investment Company, a United States holder of the Company's common shares would be required to pay an interest charge together with tax calculated at maximum tax rates on certain "excess distributions" (defined to include certain dividends from a Passive Foreign Investment Company and any gain on the sale of stock of a Passive Foreign Investment Company) unless such holder made an election either to (1) include in his or her taxable income his or her pro rata share of the Passive Foreign Investment Company's ordinary earnings and net capital gains under the Qualified Electing Fund rules or (2) mark to market his or her Company common shares at the end of each taxable year as set forth in Section 1296 of the Internal Revenue Code of 1986, as amended. The elections require certain conditions be met such as filing on or before the due date, as extended, for filing the shareholder's income tax return for the first taxable year to which the election will apply.

THIS ANNUAL REPORT CONTAINS STATEMENTS ABOUT FUTURE EVENTS AND RESULTS WHICH MAY NOT BE ACCURATE.

Statements contained in this annual report that are not historical facts are forward-looking statements that involve risks and uncertainties. Such statements may not prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Without limiting the generality of the foregoing, such risks and uncertainties include interpretation of results and geology, results of pre-feasibility and feasibility studies, recovery, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in production, delays in exploration activities, the inherent uncertainty of production fluctuations and failure to obtain adequate financing on a timely basis.

INVESTORS IN THE UNITED STATES MAY NOT BE ABLE TO ENFORCE THEIR CIVIL LIABILITIES AGAINST THE COMPANY OR ITS DIRECTORS AND OFFICERS.

It may be difficult to bring and enforce suits against the Company. The Company is a corporation domiciled in British Columbia. None of the Company's directors and officers are residents of the United States, and all or a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for U.S. holders of the Company's common shares to effect service of process on these persons within the United States or to enforce judgments obtained in the U.S. based on the civil liability provisions of the U.S. federal securities laws against the Company or its officers and directors. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against the Company, its officers or directors predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against the Company, its officers or directors predicated upon the U.S. federal securities laws or other laws of the United States.

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

The Company's registered, corporate and principal executive office is located at Suite 1305 - 1090 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3V7. The contact person is Mariana Bermudez, Corporate Secretary. The telephone number is (604) 669-0202; the facsimile number is (604) 683-1585. The Company maintains a website, . The Company does not have a registered agent in the United States.

BUSINESS OVERVIEW

The Company is an exploration stage company exploring primarily for gold and silver. To date, the Company has not earned any production revenue, nor found any proved reserves on any of its properties. Since the completion of its original option agreement to acquire and explore a resource property in Peru, the Company has proceeded to enter into a number of option agreements to acquire interests in resource properties located in Mexico. In addition, during fiscal 2005, the Company acquired, through staking, mineral concessions in Sweden. The Company is currently focusing its financial resources in continuing its exploration program for gold and silver on the La Trini Property in Mexico and conducting an initial exploration program on certain of its mineral concessions in Sweden. At this stage of development, the Company has no producing properties and, consequently, has no current operating income or cash flow. The Company has not yet determined whether the properties owned by the Company or in which the Company has an option to acquire an interest have ore reserves that are economically recoverable. As a result, the Company is considered an exploration stage company.

MINERAL INTEREST AGREEMENTS

La Trini, Mexico

By agreement dated January 19, 2005, the Company acquired the rights to acquire a 100% interest in the La Trini and Mololoa mineral claims ("La Trini Project"). The La Trini Project covers 356 hectares and is located in the Jalisco silver belt approximately 100 kilometres northwest of Guadalajara, Jalisco State, Mexico. In order to acquire its 100% interest, the Company was required to make option payments totalling US $500,000. As at December 31, 2006, the Company had paid a total of US $300,000 and a final option payment of US $200,000 was due on March 23, 2007.

The Company also agreed to pay a finder's fee of 3.75% on option payments made, payable in common shares of the Company. During fiscal 2006, the Company issued 17,832 common shares, (2005 - 9,310 shares) at a fair value of $8,738 (2005 - $4,562) in payment of the finder's fee.

During March 2007, the Company completed the acquisition of a 100% interest in the La Trini Project by making the final option payment of US $200,000. The Company also issued 13,819 common shares, at a fair value of $8,705, in payment of the finder's fee.

The vendor has retained a 1% net smelter return royalty ("NSR") and the Company has the right to reduce the NSR to 0.5% through a cash payment of US $1,000,000. See "Item 4. Information on the Company - Principal Properties - La Trini, Mexico".

Bergslagen District, Sweden

The Company has acquired, through staking, mineral concessions in Sweden. As at December 31, 2006, the Company has staked 15 exploration projects covering approximately 15,253 hectares, located in the Bergslagen District in south-central Sweden. During fiscal 2006, the Company wrote-off $7,481 of staking costs on an exploration project in Sweden to reflect the Company's abandonment. See "Item 4. Information on the Company - Principal Properties - Bergslagen District, Sweden".

Sonora, Mexico

During fiscal 2006, the Company assembled, through staking, a portfolio of 11 mineral claims covering 114,014 hectares, located in Sonora State, Mexico.

In addition, on November 27, 2006, the Company signed an option agreement to acquire a 100% interest in the San Carlos claim in Sonora State, Mexico. The San Carlos claim totals approximately 22 hectares. In order to acquire its 100% interest, the Company was required to make option payments totaling US $175,000. After making payments totaling US $12,500, the Company determined, in June 2007, to terminate the option agreement.

By agreement dated June 1, 2007, the Company entered into an agreement with Minera Genminmex S.A. ("Genminmex"), a wholly-owned subsidiary of General Minerals Corporation (Delaware), whereby Genminmex was granted an option to earn up to a 70% in the Batamote concessions (the "Batamote Property") covering 35,180 hectares located in Sonora State, Mexico, as follows:

a) initial 60% interest by incurring a total of US $2,000,000 in exploration expenditures on the property in the first five years, with the following minimum expenditures:

         -   US $100,000 by June 1, 2008
         -   US $350,000 in aggregate by June 1, 2009
         -   US $700,000 in aggregate by June 1, 2010
         -   US $2,000,000 in aggregate by June 1, 2012

b) upon earning the initial 60% interest in the Batamote Property, Genminmex has the option to earn an additional 10% interest by incurring an additional US $3,000,000 of expenditures or by completing a feasibility study by June 1, 2014.

See "Item 4.  Information on the Company - Other Properties - Sonora, Mexico".

San Jorge, Mexico

By agreement dated August 16, 2004, the Company purchased two mineral concessions, covering approximately 3,919 hectares, located in Zacatecas State, Mexico. Under the purchase agreement the Company paid $58,755 and issued 60,000 common shares, at a fair value of $66,000. During fiscal 2006, the Company wrote-off $124,755 of acquisition costs on the San Jorge concessions to reflect the Company's abandonment and relinquishment of these concessions.

PRIVATE PLACEMENTS

During April and May 2006, the Company completed a private placement of 6,658,000 units, at $0.62 per unit, for gross proceeds of $4,127,960. Each unit comprised one common share of the Company and one-half of a share purchase warrant. Each full warrant is exercisable by the holder to purchase an additional common share at a price of $0.80 per share for a period of two years. In addition the Company may force conversion of the warrants if the common shares trade on a weighted average price of $1.25 per share for a period of twenty consecutive trading days.

The proceeds from the Company's private placement were used for exploration and development and for general corporate purposes.

DISPOSITIONS

During fiscal 2006, the Company recorded a write-off of $124,755 of acquisition costs on the San Jorge concessions on the abandonment and relinquishment. In addition, the Company wrote-off $7,481 of staking costs on the Lumskolen claims in the Bergslagen district, Sweden to reflect the Company's abandonment. No write-offs or dispositions occurred during the period of January 1, 2007 through March 31, 2007. See "Item 4. Information on the Company - Principal Properties - Other Properties".

During fiscal 2004, the Company determined to cease work on the Gran Cabarera and Jimenez del Teul properties, located in Mexico. Accordingly the Company wrote-off $1,262,488 of acquisition costs and related exploration costs. The Company also conducted a geological survey and drill program on the Cinco Minas Property in late 2004 and early 2005. Results were received in May 2005. Based on the results, the Company determined to cease further work on the Cinco Minas Property in 2005. As a result, in fiscal 2005 the Company recorded a write-off of $2,926,030 of acquisition and exploration costs, reflecting the abandonment of the Cinco Minas Property.

EXPLORATION EXPENDITURES

During the three months ended March 31, 2007, the Company incurred $247,343 for mineral property acquisition costs and $447,753 for exploration costs on its mineral property interests. During fiscal 2006, the Company incurred $488,898 for mineral property acquisition costs and $1,121,751 for exploration costs. During fiscal 2005, the Company incurred $197,547 for mineral property acquisition costs and $663,435 for exploration costs. During fiscal 2004, the Company incurred $1,387,277 for mineral property acquisition costs and $1,357,756 for exploration costs.

2007 EXPLORATION BUDGET

The budget for the current 2007 exploration program in Mexico is approximately $700,000 which will include the Phase 3 reverse circulation ("RC") program at La Trini. See "Item 4. Information on the Company - Principal Properties - La Trini, Mexico".

The Company is currently focusing its exploration efforts in Sweden on the Sala and Tomtebo licence areas. The budget for the current 2007 exploration program in Sweden is approximately $600,000 which will include an initial diamond drill program at Sala. See "Item 4. Information on the Company - Principal Properties
- Berslagen District Properties, Sweden".

SALES AND REVENUE DISTRIBUTION

As of the date of this annual report, the Company has not generated any revenues from its mineral properties.

PRINCIPAL PROPERTIES

LA TRINI, MEXICO

By agreement dated January 19, 2005, the Company acquired the right to acquire a 100% interest in the La Trini Project from Mr. Carlos N. Hornedo (the "Vendor"). The agreement became effective March 23, 2005. During March 2007, the Company made its final US $200,000 option payment (for a total of US $500,000) and completed the acquisition of its 100% interest. The Vendor retains a 1% net smelter royalty ("NSR") and the Company has the exclusive right, at its own discretion, to reduce this NSR to 0.5% through a cash payment of US $1,000,000.

The La Trini Project comprises the La Trini claims and the Mololao mineral claims, totals 356 hectares and is located in the Jalisco silver belt about 100 kilometres northwest of Guadalajara, Jalisco State, Mexico. The Company's main focus is on the La Trini claims. No work is contemplated to be conducted on the Mololao claims.

               PROPERTY LOCATION MAP OF LA TRINI PROJECT IN MEXICO
   [Also shows locations of the Company's other properties located in Mexico]
          Map is included on Page 1 of Exhibit 15.1 to this Form 20-F.
            View map by viewing PDF format of Exhibit 15.1 attached.

The La Trini Project is accessed via freeway west from Guadalajara to the turnoff to the town of Magdalena, a distance of approximately 94 kms. Access is continued through Magdalena along an older two-lane highway, that roughly parallels the freeway, to the Hostotipaquillo turn-off at km 108, then along this road for another 10 kms. An all-season gravel road turns west off this road just before the town of Hostotipaquillo and services the small communities of Monte del Favor, Michel and La Mesa. Approximately 25 kms west another junction heading north reaches Michel and La Mesa. The La Trini Project is accessible via this route which is all-weather quality to La Mesa, but four-wheel-drive is needed for the last few kilometres. The distance from the last junction to the La Trini Project is about 15 kms.

The La Trini Project lies within the Hostotipaquillo mining district and is underlain by the Tertiary Sierra Madre Occidental volcanic province and younger intrusive rocks. The La Trini Project's silver/gold mineralization outcrops within a gently dipping, tabular, silicified rhyolite breccia and will be evaluated by the Company for open-pit mining. The Company has located two adits on the property but it is not known when or by whom they were emplaced. There is no power located on the property.

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

In June 2005, in order to determine the extent of the silver-gold mineralization, a geochemical survey was completed on a grid measuring about 1,400 metres by 500 metres and centered on the La Trini claims. A total of 383 samples were taken at 25 metre intervals along the grid. The samples were prepared by GM LACME Laboratory, Guadalajara, Mexico, and were submitted for analyses at IPL International Plasma Labs in Vancouver, Canada.

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

In August 2005, the Company finalized the Phase 1 drill program at the La Trini Project. The RC drill program consisted of 15 drill holes to target the core anomalous zone along a strike length of 200 metres and centered on the anomalous geochemistry and underground workings. Fourteen of the Phase 1 drill holes intersected mineralization. Using a cut-off grade of 30 g/t silver, composite results ranged from a minimum width of 2m to a maximum of 38.6m, with a best result of 18.3m at a grade of 150 g/t silver and 3.1 g/t gold in drill hole TRRC-06. Within an area 200m east-west by 100m north-south, the holes intersected silver/gold mineralization over an average 14m thickness. The mineralization remains open both along strike and down-dip.

Also in August 2005, the Company retained Ion Exploracion Geofisica of Hermosillo, Mexico, to undertake an induced polarization and resistivity survey (the "Survey") at the La Trini Project. The Survey consisted of ten line-kilometres covering an area of about 1,400 metres X 600 metres and was being performed on the existing north-south grid lines, centered on the known mineralization.

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

In January 2007, the Company completed the Phase 2 RC drill program comprising of 20 drill holes totaling 2,768 m. The Phase 2 drill program was designed to better define the mineralized core zone and establish where future detailed drilling should occur.

Eleven holes totaling 1,953m were completed in the silver/gold mineralization zone discovered in the Phase 1 drill program extending the drilled area to about 300m east-west by 400m north-south. Drill-hole TRRC 32, drilled to a depth of 186m and located 150 m north of the limits of the old underground workings within the core area, intercepted 24.4m grading 6.4 g/t gold and 1,629 g/t silver from a depth of 130m below surface.

The remaining 9 holes totaling 815m were drilled in a number of areas up to 900m west and 600m east of the mineralized area to test the extensions of the rhyolite host rock, but these drill holes did not intersect any significant mineralization.

Drilling, coupled with the surface and underground sampling programs in and adjacent to the main target area, has defined a 400m-long northerly trending mineralized zone. The zone is 200m wide and remains open down-dip to the north. Within this zone there appears to be a higher grade corridor along the eastern edge, possibly adjacent to a major fault zone. Selected intervals from both drill programs within the higher grade zone include TRRC 6 (18.3m at 3.1 g/t Au and 150 g/t Ag), TRRC 9 (6.1m at 1.1 g/t Au and 201 g/t Ag), TRRC 10 (10.1m at
1.6 g/t Au and 130 g/t  Ag),  TRRC 11 (5.1m at 5 g/t Au and 184 g/t Ag) and TRRC
32. A table of all drill intercepts from both drill programs in the mineralized core zone along with a drawing showing the drill-hole locations and extent of the zone appear on the Company's website, www.tumiresources.com under Projects/La Trini.

The results from TRRC 32 have identified an exploration target which requires immediate further drill testing. The Company is planning a Phase 3 drill program of closely spaced drilling to define the size and orientation of this high-grade zone further and to define the extent of the main zone. This is scheduled for the third quarter of 2007.

Grab sample checks of the high-grade intervals from the stored drill samples have returned comparable results, and polished sections made from two of the samples has identified argentite (silver sulphide) grains, locally rimmed with native silver, jalpaita (a silver-copper sulphide) and native gold. It should be noted that due to the nature of RC drilling and the lack of nearby data, geological interpretation of the extent and true thickness of mineralized drill intercepts remains uncertain.

As of the date of this annual report, the La Trini Project is without known reserves as defined under Guide 7.

BERSLAGEN DISTRICT PROPERTIES, SWEDEN

Overview

Research for new silver projects took the Company to the Bergslagen District in Sweden and specifically the historic Sala Silver Mine ("Sala"). Sala once produced some of the richest silver ores in the world with grades as high as 7,000 g/t. Our research indicated the ground was open at Sala, so the Company has staked the mine and surroundings. Identifying Sala also led to the discovery of other available silver prospects in the Bergslagen District. The Company intends to obtain the historical records of all of these silver prospects for detailed study.

The Company has been granted ten licences totalling 4,255 hectares covering seven silver properties. Eight exploration licences, totalling 8,120 hectares, were also staked by the Company.

The Bergslagen District lies immediately to the northwest of Stockholm and covers an area of approximately 200 kms east-west by 150 kms north-south. The Bergslagen District is very developed with paved roads passing within kilometres of all of the Company's properties. Access to the properties from the paved roads is mainly by well maintained forestry or farm dirt roads. Hence, access to the Company's properties in Sweden is considered very easy.

The Bergslagen District is highly mineralized and is one of the most important ore districts in Europe, containing deposits of iron, manganese, base-metals and silver. Sweden provides a combination of a highly prospective, yet a vastly under-explored country, a well-established mining industry and a politically stable country. Sweden is the largest producer of most metals in the EU15 and contains 15% of the world's uranium resources. The country has seen the opening of three new mines in the last three years.

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

The Company has the obligation to inform landholders two weeks prior to accessing the properties and to provide compensation for any ground-disturbing work conducted.

Corporate tax rates are currently 28 per cent and no further additional taxes (including royalties on mineral production) apply to the mining industry.

Regional Geology And Mineral Districts, Sweden

Sweden is underlain by mostly Precambrian rocks that belong to the Fennoscandian Shield. The Precambrian in Sweden can be divided into two main districts with distinctly different characteristics:

         1. The Southwest Gneiss Region (Sveconorwegian Orogen) forms a 100-150 km wide zone along the west coast of Sweden. Orogenesis affected this region between 1150 and 900 million years ("MA") ago; the rocks here are believed to include some of the oldest in the country. Metamorphosed basic rocks are common, derived from both intrusions and lavas.

         2. The Svecofennian, or Svecokarelian Orogen, makes up the largest part of Precambrian shield in Sweden. Major orogenesis occurred in parts of the Svecofennian between 1,800 and 1,750 MA ago, but both younger and older rocks and orogenic phases can be found within it.

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

The main zinc-lead-silver-(copper-gold) ore deposits are roughly classified into two types: stratiform ash-siltstone-hosted sea-floor deposits with similarities to the sediment-hosted lead-zinc-silver Broken Hill (Australia) deposits, and dominantly volcanic-associated limestone-skarn sub-seafloor replacement deposits that more closely resemble felsic volcanic-associated massive sulphide deposits. The banded iron formations in Bergslagen District are interpreted as chemical suspension deposits interbedded with rhyolitic ash-siltstone. The skarn iron ores are strata bound in limestones and include metamorphosed sedimentary ores and metasomatic replacements. Apatite-bearing iron ores differ in that they were formed within a dacitic intrusive complex that may be the root zone of a dacite-rhyolite volcanic center.


                      MAP OF GEOLOGICAL PROVINCES OF SWEDEN
           INCLUDING THE CITIES OF SKELLEFTEA, FALUN, HALLEFORS, SALA
                              AND STOCKHOLM, SWEDEN
          Map is included on Page 2 of Exhibit 15.1 to this Form 20-F.
            View map by viewing PDF format of Exhibit 15.1 attached.


             MAP OF MINERAL APPLICATIONS BERGSLAGEN DISTRICT, SWEDEN
              INCLUDING THE LOCATION OF SALA, SVARDSJO, HALLEFORS,
           LOVASENS & SKALBO, KALVBACKEN & TOMTEBO, OSTER SILVERBERG,
                    HORNKULLEN, KOBERGS, VITTURN AND JUGANSBO

          Map is included on Page 3 of Exhibit 15.1 to this Form 20-F.
            View map by viewing PDF format of Exhibit 15.1 attached.


Sala (2,488 Hectares)

The Company came across technical documentation respecting Sala, which is located about 105 kms NW of Stockholm. Research indicated the ground was open, so the Company staked the Sala mine and surrounding ground in two exploration concessions totaling 2,153 hectares. An additional three concessions have since been acquired, totaling 335 hectares.

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

During the last year at Sala, the Company has completed a literature search of all historical data from the area, detailed ground mapping and 44 line-kms of detailed ground EM covering the old mine and surrounding prospective ground. As a result of this work, a drill target has been defined immediately to the west of and parallel to the old mine and extending to the southwest. The potential target strike length is about one kilometer. There is evidence of old drill holes in this area; no information about these holes has been found in the public domain. Approval for an initial diamond drilling program has been lodged with the authorities, as required by Swedish Mining Law. A drill contract will be signed as soon as approval is given.

Svardsjo (284 Hectares)

The Svardsjo silver-lead-zinc-copper mines are located 16 kms NE of Falun and are generally considered to be of a volcanogenic-exhalative origin formed contemporaneously with the deposition and alteration of the volcanics. Other historical mines of this classification within the Falun district include Garpenberg, Falun and Zinkgruvan. Historically, there were three ore bodies mined at Svardsjo:

         1. Kompanimalmen - Appears on the surface as three lenses aligned along strike but at depth these form a single body below the 200m level. This group has a slight silver content with the Zn-Pb.

         2. Mellangruvan - Lies entirely in dolomitic skarn. It is a breccia with sphalerite, galena and some chalcopyrite that forms a matrix. The silver content is three times higher in this ore body than the other two. It extends to a depth of 450m.

         3. Norramalmen - Occurs in a vertical gouge zone with massive to fine-grained sulphide containing more pyrite and pyrrhotite than the other ore bodies.

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

Silver-lead-zinc mineralization occurs over a 2.5 km long by 0.5 km wide area consisting of two principal belts: 1) the middle and western mines are hosted by a potassium-rich rhyolitic volcanic rock in which the mineralization occurs in cross-cutting fissure veins and; 2) the eastern mines where mineralization is hosted by manganese and iron-rich carbonate beds that contain disseminated magnetite, pyrrhotite and other sulphide minerals. The eastern mines may in part be of skarn origin. Researchers have interpreted the overall ore formation to have a syngenetic exhalative-sedimentary origin and that the ore is distal to conduits. Hallefors is an example of stratabound Pb-Zn-Ag mineralization associated with manganiferous iron ores that occur in carbonate beds intercalated with extremely potassium-rich acid metavolcanic rocks.

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

The ore is hosted by a limestone formation that has been altered to a silicate skarn. The skarn is divided into five sub-groups of which the most important one is svartmalm, or "black ore" consisting of abundant magnetite and calc-silicate skarn minerals (garnet, diopside, tremolite, epidote and hornblende). Galena and sphalerite are disseminated throughout this unit which is enveloped by potassium-rich rhyolitic volcanics. The ore minerals are argentiferous galena, sphalerite and minor chalcopyrite, magnetite and arsenopyrite.

The Lovasens mines are underlain by airborne magnetic anomalies. A similar magnetic feature is located about 2 kms west of Lovasens; the Company has staked this area, called the Skalbo property.

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

The  deposit  consists  of  two  stock-like  ore  bodies,   Kalvbicksmalmen  and
Bligruvemalmen, which are parallel to the main regional tectonic fold axes. These elongated skarn-carbonate bodies have been brecciated and partly, or entirely, replaced by sulphide ore. The surrounding quartzitic and tuffaceous rocks are relatively poor in sulphide-minerals. Pyrite, sphalerite and galena are the main ore minerals in skarn and carbonate rocks. Chalcopyrite, pyrrhotite, antimony-sulphides, arsenopyrite, and magnetite are generally minor constituents. In quartzitic rocks, chalcopyrite and pyrrhotite are the dominating ore minerals. Silver in the ores usually amounted to less than 200 g/t and gold less than 1 g/t.

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

During October 2006, the Company completed a ground pulse electromagnetic survey over the Kalvbacken licence area. No anomalies were discovered. During November 2006, the Company completed an airborne electromagnetic survey, using a line spacing of 100m, over the Tomtebo licence area. A number of anomalies were identified which will require detailed checking on the ground. The Company is planning an IP survey to be conducted to cover the central part of the old mines and this electromagnetic conductor.

Oster Silverberg (312 hectares)

The Oster Silverberg mine, located 27 km south of the city of Falun, was once the chief producer of silver in Sweden in the Fourteenth and Fifteenth Centuries, but there has been no production since the mid- 1920's. The host rock is generally a metamorphosed, fine-grained, bedded potassic rhyolite tuff. Near the ore contacts, the rock is often classified as an "ore quartzite" which is actually the tuff that has been altered to mostly quartz, garnet, mica, minor andalusite and other metamorphic minerals. The mineral bodies at Oster Silverberg are found in cross-fractures, spatially-related to the metamorphosed tuff formations, which appear to have been formed by the regional folding that deformed the host rocks.

The principal ore was an argentiferous galena that formed a columnar body to the 220 metre level of the mine. Flanking the galena to the north and southeast occur some narrower pyrite-sphalerite orebodies containing very little galena and traces of chalcopyrite, quartz and fluorite. Complete mine production and grade records are not available. Early records indicate that silver production exceeded 32,000 ozs per year. One tabulation shows a total of only 2,900 ozs of silver mined in thirteen different years between 1636 and 1920.The mine suffered several shut-downs in these centuries due to rock caves, owing in part to the reduced production during these times. Various assays from the 17th and 18th Centuries show that the Oster Silvberg galena carried from 1,053 to 4,335 g/t silver. In addition, the produced silver contained about 10% gold (from 100 to 430 g/t.)

During November 2006, the Company completed an airborne electromagnetic survey, using a line spacing of 100m, over the Oster Silverberg licence area. A number of anomalies were identified which will require detailed checking on the ground.

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

During November 2006, the Company completed an airborne electromagnetic survey, using a line spacing of 100m, over the Vitturn licence area. A number of anomalies were identified which will require detailed checking on the ground.

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

As of the date of this annual report, the Bergslagen District Properties are without known reserves as defined under Guide 7.

OTHER PROPERTIES

SONORA, MEXICO

Phoenix Property

In June 2006, the Company acquired through staking the 4,106-hectare Phoenix precious metal exploration property located southwest of Caborca, northern Sonora, Mexico. The Phoenix Property is accessed via Highway 15, north from Hermosillo, Sonora, to the town of Santa Ana, a distance of 173km, and from there another 108km west along Highway 37 to the city of Caborca, then another 70km southwest along the road to El Desemboque. From this point an all-season gravel road leads to the property another 25km south.

The Company has undertaken a systematic gridding and rock/soil sampling program on the Phoenix claim, searching for bulk tonnage gold/silver mineralization. Phoenix is underlain by Mesozoic volcanic, sedimentary and intrusive rocks covered by a young, gently dipping alluvial plain.

An area roughly three km east-west by three km north-south has been gridded, from which 3,120 samples have been taken. The lines are spaced either 50m or 100m apart with stations every 20m along the lines. Most of the samples were taken from rock, as the soil cover is sparse and poorly developed.

Multi-element ICP analyses of the samples have shown strongly anomalous arsenic, silver, lead, zinc, and to some extent antimony, which may be correlated with hematite and carbonate altered horizons.

These horizons seem to parallel the sedimentary and volcanic stratigraphy that trends northwest-southeast and dips gently to moderately southwest. Gold has not been analyzed in these samples for cost purposes; it has been demonstrated from previous sampling that gold has a strong correlation with the elements mentioned above. It is believed that up to five distinct horizons exist over a strike length of up 2 1/2 km; these horizons remain open to the southeast.

During June 2007, the Company completed nineteen RC holes totaling 1,494m on the Phoenix property. The drill holes were widely-spaced throughout the survey area, testing several of the anomalous horizons that were mapped, over a strike length of up to 2 1/2km. As well, several holes were drilled to test a granitic body where numerous old workings display a stockwork-style of fracturing and mineralization exposed over an area 400m by 700m. The best result received in the drill program was 10m averaging 1.2 g/t gold, starting from surface, in Hole PHRC3. The Company is reviewing all data to determine whether the drilling has adequately tested the anomalous zones.

As of the date of this annual report, the Phoenix Property is without known reserves as defined under Guide 7.

Mazatan Property

A regional geochemical sampling program has recently been completed at the Company's 100%-owned Mazatan properties. The area is located about 75 km east of Hermosillo, central Sonora, Mexico, where two contiguous licences cover an area of 21,200 hectares. The Mazatan Property is reached via a paved road that heads easterly immediately south of Hermosillo. The property is approachable from more than one direction from this point, either further east along the highway or via an all-season gravel road that heads northerly to the small village of Pueblo Viejo, a distance of 20km from the highway.

The Company's attention to the Mazatan area was drawn by an old placer gold field just north of the property. This field is down-slope from intense hematite altered rock within the claim that would appear to be the source of the placer gold mineralization. The exploration target within the Mazatan licence is for a large, low grade precious metal system. This style of mineralization is common in Sonora, including La Herradura, La Choya and San Francisco mines. Reconnaissance rock samples taken from an area containing altered rhyolite volcanics have yielded some highly anomalous gold values. An eight metre wide chip sample from this area returned 0.9 g/t gold plus elevated silver, lead and zinc. Additional samples taken from similar looking alteration and mineralization located from 175m to 500m southwest of the site mentioned above, returned values ranging from 0.6 g/t gold, 4 g/t silver and 1.8% lead to 0.9 g/t gold, 270 g/t silver, and 2.5% lead from silica and sulphide-rich zones. Altered rock was found in outcrop over an area roughly one km east-west by three km north-south, but much of this area is covered by alluvium. In order to better define the target area within the large Mazatan licences, the regional stream sediment geochemical was designed to sample all significant drainages on the property.

All samples were screened to minus 80 mesh on site, or if the sample was wet, sufficient material was collected for drying and screening in the preparation laboratory in Hermosillo. Samples were air-freighted to International Plasma Laboratories in Vancouver and are being assayed for 30 elements by inductively coupled spectrographic method.

As of the date of this annual report, the Mazatan Property is without known reserves as defined under Guide 7.

Batamote Property

The  Company  has  entered  into an  agreement  on its  Batamote  Property  with
Genminmex, whereby Genminmex can earn up to a 70% interest in the 35,180 hectares Batamote Property. To earn an initial 60% interest, Genminmex must incur expenditures on the property of US $2,000,000 in the first five years, with minimum annual expenditure amounts including US $100,000 in the first year. Once Genminmex has earned the 60% interest, it may increase its interest to 70% by incurring an additional US $3,000,000 of expenditures or by completing a final feasibility study by June 1, 2014.

The Company  does not  currently  have a plan of  exploration  for the  Batamote
Property, and as of the date of filing of this annual report, the Batamote Property is without known reserves as defined under Guide 7.

GOVERNMENT REGULATIONS

The  Company's   operations  are  subject  to  certain   governmental  laws  and
regulations. See "Item 3. Key Information - Risk Factors".

OTHER ASSETS

As at the date of this annual report, the Company does not hold any material assets other than its property, option and mineral claim interests described above.

EMPLOYEES

As of the date of this annual report the Company has 13 full-time employees. The Company's management functions are provided by private companies owned by officers and directors of the Company. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions". In addition, the Company employs consultants and casual labour to perform specific functions on its exploration programs, on an as needed basis.

ORGANIZATIONAL STRUCTURE

The following chart sets forth the names of the significant subsidiaries of the Company, their respective jurisdictions of incorporation and the Company's ownership interests therein as of the date of this annual report. Unless otherwise indicated herein, the term "Company" means collectively the Company and its subsidiaries.

                               ORGANIZATION CHART


                      |-----------------------------------|
                      |      Tumi Resources Limited       |
                      |        (British Columbia)         |
                      |-----------------------------------|
                                       |
                                       |
                                       |
                                       |
         |-----------------------------|------------------------------|
         |                             |                              |
         |                             |                              |
         |                             |                              |
|--------|---------|          |--------|---------|          |---------|--------|
|  TM Resources AB |          |   TMXI Resources |          |  Kay Metals Ltd. |
|                  |          |    S.A de C.V.   |          |                  |
|    (Sweden)      |          |     (Mexico)     |          |     (Barbados)   |
|      100%        |          |       100%       |          |        100%      |
|------------------|          |------------------|          |------------------|


SUBSIDIARIES

The Company has three subsidiaries:

TM Resources AB

On January 14, 2006, the Company incorporated Calico NR 3857 AB ("Calico") to pursue the Company's mining business activities in Sweden. Calico subsequently changed its name to TM Resources AB ("Tumi Sweden"). The Company owns 100% of Tumi Sweden.

TMXI Resources S.A. de C.V.

The Company owns 100% of TMXI Resources S.A. de C.V. ("TMXI") which was incorporated in Mexico on October 15, 2002. TMXI was set up to pursue the Company's mining business activities in Mexico. TMXI is the optionor of the La Trini and Mololoa properties and the owner of the San Jorge Concessions.

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

Effective May 1, 2006, the Company, through Tumi Sweden, entered into a lease agreement with an unrelated third party to rent a house (approximately 1,800 square feet) in the Bergslagen District, Sweden, to provide housing and function as a geological office for the Company's exploration activities in Sweden. The lease provides for a monthly rent of approximately $1,100 (7,000 Kronors) for a term of one year plus an additional one-year renewal option.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.
--------------------------------------------------------------------------------

The following discussion of the results of operations of the Company for the fiscal years ended December 31, 2006, 2005 and 2004 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.

The Company's consolidated financial statements are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP except for the differences referred to in Note 13 of the consolidated financial statements of the Company included herein. The noon rate of exchange on May 31, 2007, reported by the United States Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars was CDN $1.0701 (US $0.9345 = CDN$1.00). As of the date of this report, the foreign currency fluctuations have not had a material impact on the Company's operations and the Company does not engage in any foreign currency hedging activities. The effects of inflation and price changes have not had a material impact on the Company's operations during the past three years. The Company does not use any financial instruments to hedge its foreign currency exposure.

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

The recoverability of amounts shown for mineral properties and deferred costs is dependent upon the discovery of economically recoverable reserves, completion of positive feasibility studies, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and advancement, if warranted, of such properties beyond the exploration stage, or from the disposition of such properties.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

During fiscal 2006, the Company incurred a loss of $875,106 ($0.04 per share), a decrease in loss of $2,594,462, compared to a loss of $3,469,568 ($0.19 per share) for fiscal 2005. The decrease in loss is mainly attributed to the $2,926,030 write-off of mineral resource interests recorded in fiscal 2005 period and partially offset by the $267,232 increase in stock-based compensation in fiscal 2006 compared to fiscal 2005.

General and administrative expenses increased by $254,527 from $563,131 during fiscal 2005 to $817,658 during fiscal 2006. Specific expenses of note are as follows:

- General exploration costs increased by $27,126, from $61,047 during fiscal 2005 to $88,173 during fiscal 2006. During fiscal 2006, the Company incurred costs relating to the review of additional property interests in Sweden and Mexico.

- Audit expense decreased by $31,039, from $34,576 during fiscal 2005 period to $3,537 during fiscal 2006. The fluctuation results from the timing and recording of the final billings of the audits conducted on the Company's year end financial statements.

- Travel and related costs decreased by $20,310, from $66,062 during fiscal 2005 to $45,752 during fiscal 2006. In fiscal 2005, the Company incurred costs relating to trips made to Europe to increase market awareness, raise financing and corporate development.

- Salaries and benefits decreased by $14,401, from $29,862 during fiscal 2005 to $15,461 during fiscal 2006. During fiscal 2006, the Company recovered $24,000 (2005 - $17,800) of salary costs through a shared administration arrangement with two public companies with common directors.

- Consulting fees increased by $15,754 from $35,174 during fiscal 2005 to $50,928 during fiscal 2006. During fiscal 2006, the Company paid consulting services for administrative services provided for the Company's activities.

- Stock based compensation of $408,316 (2005 - $141,084) was recorded in fiscal 2006 relating to the granting of 1,108,400 (2005 - 1,151,600) stock options and the vesting of stock options granted previously.

- Investment conferences increase by $7,077, from $8,563 during fiscal 2005 to $15,640 during fiscal 2006. During fiscal 2006 the Company attended an investment conference in Frankfurt, Germany.

During fiscal 2006 the Company reported $107,465 interest and other income compared to $39,837 during fiscal 2005. Interest income of $96,915 (2005 -
$32,602) was generated from short-term investments and other income of $8,020 (2005 - $7,235) from the rental of its condominium in Peru.

During fiscal 2006 the Company incurred $1,504,293 (2005 - $851,469) on acquisition costs and exploration activities on its mineral resource interests. In aggregate, the Company spent $664,028 on its Swedish properties, $349,724 on La Trini, and $588,159 on Sonora properties in Mexico.

YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

During fiscal 2005, the Company incurred a loss of $3,469,568, ($0.19 per share), an increase in loss of $1,154,519, compared to a loss of $2,315,049 ($0.14 per share) for fiscal 2004. The increase in loss in fiscal 2005 is attributed to the $2,926,030 write-off of mineral resource interests (2004 - $1,355,052) and partially offset by the reduction in the stock-based compensation recorded in fiscal 2005 compared to fiscal 2004. In fiscal 2005, the Company recorded stock-based compensation of $141,084 for stock options granted compared to $417,441 in fiscal 2004.

Excluding stock-based compensation, expenses decreased by $83,060, from $505,107 in 2004 to $422,047 in 2005. Specific expenses of note are as follows:

- During fiscal 2005, the Company recorded general exploration costs of $61,047, of which $25,980 was for costs incurred in the beginning of fiscal 2005 for the completion of exploration and related costs on the Jimenez del Teul and Gran Cabrera prospects in Mexico, which had been written off at the end of fiscal 2004, and $35,067 for costs relating to review of potential property interests.

- Legal fees decreased by $19,166, from $27,490 during fiscal 2004 to $8,324 during fiscal 2005. In fiscal 2004, the Company incurred fees for legal services in the preparation of and on-going dealings with the Company's Form 20-F registration statement.

- Office expenses decreased by $25,995, from $49,401 during fiscal 2004 to $23,406 during fiscal 2005. During fiscal 2004, the Company incurred significant costs for supplies and office furnishings.

- Salaries and benefits have increased slightly by $2,665, from $27,197 during fiscal 2004 to $29,862 during fiscal 2005. During fiscal 2005, the Company recovered $17,800 (2004 - $16,125) of salary costs through a shared administration arrangement with two public companies with common directors.

- Shareholder costs have decreased by $14,219, from $21,774 during fiscal 2004 to $7,555 during fiscal 2005. In fiscal 2004, the Company had engaged a communications firm to disseminate news releases in Europe. In fiscal 2005, all news releases were disseminated by the Company.

- Travel and related costs have decreased by $60,939, from $127,001 during fiscal 2004 to $66,062 during fiscal 2005. In fiscal 2004, the Company incurred costs relating to trips made to Europe to increase market awareness, raise financing and corporate development.

- Corporate development decreased by $28,811, from $35,603 during fiscal 2004 to $6,792 during fiscal 2005. In fiscal 2004, the Company spent $24,167 on advertising and promotion.

- Investor relations expense have increased by $8,500 from $27,250 during fiscal 2004 to $35,750 during fiscal 2005. Mr. Nick Nicolaas is currently paid a monthly fee of $3,000.

In fiscal 2005, the Company recorded $141,084 stock-based compensation expense relating to the granting of 1,151,600 stock options. In fiscal 2004, the Company recorded an expense of $417,441 on 763,000 options granted.

During fiscal 2005, the Company reported $39,837 interest and other income compared to $41,932 in fiscal 2004. The interest income was generated from a short-term deposit held with an established financial institution, and decreased due to lower levels of funds held in fiscal 2005 compared to fiscal 2004. In addition, during fiscal 2005 the Company received miscellaneous rent of $7,235 from the rental of its condominium in Peru.

During fiscal 2005, the Company incurred $851,469 on acquisition costs and exploration activities on its mineral resource interests. In aggregate, the Company spent $718,743 on La Trini, $95,867 on Cinco Minas and $36,859 on Sala.

LIQUIDITY AND CAPITAL RESOURCES

The Company's practice is to proceed with staged exploration, where each stage is dependent on the successful results of the preceding stage. To date the Company has not received any revenues from its mining activities and has relied on equity financing to fund its commitments and discharge its liabilities as they come due. As at May 31, 2007, the Company had working capital of approximately $1,789,000. The Company believes that it currently has sufficient financial resources to undertake by itself all of its anticipated exploration activities and ongoing level of corporate activities for the ensuing year. However, exploration activities may change due to ongoing results and recommendations or the Company may acquire additional mineral properties, which may entail significant funding or exploration commitments. In the event that the occasion arises, the Company may be required to obtain additional financing. The Company has relied solely on equity financing to raise the requisite financial resources. While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financings should the need arise.

As of the date of the annual report, the Company has budgeted $700,000 for further exploration work in Mexico and $600,000 in Sweden. The Company also anticipates spending approximately $400,000 during fiscal 2007 for administrative and other operating expenditures.

The Company does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

There are no material commitments for capital expenditures during fiscal 2007.

The Company holds the majority of its cash and cash equivalents in Canadian funds.

TREND INFORMATION

The Company is not aware of any trends which might affect its financial results or business.

RESEARCH AND DEVELOPMENT

During fiscal 2006, the Company incurred $488,898 for mineral property acquisition costs, $1,121,751 for direct exploration costs and $88,173 for general exploration. During fiscal 2005, the Company incurred $197,547 for mineral property acquisition costs, $658,484 for direct exploration costs and $61,047 for general exploration. During fiscal 2004, the Company incurred $1,387,277 for mineral property acquisition costs and $1,357,756 for exploration costs on its mineral property interests.

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any material off balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

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


ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.
--------------------------------------------------------------------------------

DIRECTORS AND SENIOR MANAGEMENT

The names, positions held with the Company and terms of office of each director and officer of the Company as of the date of this annual report, are as follows:

NAME                  POSITION WITH THE COMPANY          TERM OF OFFICE
                                                         (for each office held)

DAVID HENSTRIDGE(1)   Director, President                January 2000 to present
                      and Chief Executive Officer

NICK DEMARE(1)        Director                           January 2000 to present

HARVEY LIM(1)         Director                           January 2000 to present

MARIANA BERMUDEZ      Corporate Secretary                May 2000 to present

(1)  Denotes member of Audit Committee

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

David Henstridge (Age 59), President, Chief Executive Officer, Acting Chief
                           Financial Officer and Director

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

Nick DeMare (Age 52), Director

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

Harvey Lim (Age 48), Director

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

Mariana Bermudez (Age 32), Corporate Secretary

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

COMPENSATION

During fiscal 2006, the directors and officers of the Company, as a group, had received or charged the Company a total of $137,200 (fiscal 2005 - $108,145) for compensation and services rendered by the directors and officers or companies owned by the individuals.

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

"Named Executive Officers" means the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") of the Company, regardless of the amount of compensation of that individual, and each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus exceeds $150,000. In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent fiscal year exceeded $150,000 whether or not they are an executive officer at the end of the fiscal year.

During fiscal 2006, the Company had one Named Executive Officer, Mr. David Henstridge, the Company's President, CEO and acting CFO. The following table sets forth the compensation awarded, paid to or earned by the Named Executive Officer during fiscal 2006, 2005 and 2004:


------------------------------------------------------------------------------------------------------------------
                                         ANNUAL COMPENSATION              LONG TERM COMPENSATION
                                  --------------------------------   --------------------------------
                                                                             AWARDS           PAYOUTS
                                                                     ----------------------   -------
                                                                     SECURITIES  RESTRICTED
                                                                       UNDER      SHARES OR                 ALL
 NAME AND                                                OTHER        OPTIONS/   RESTRICTED                OTHER
 PRINCIPAL                                               ANNUAL         SARS        SHARE       LTIP      COMPEN-
 POSITION               YEAR(1)   SALARY     BONUS    COMPENSATION    GRANTED       UNITS     PAYOUTS      SATION
                                   ($)        ($)         ($)          (#)(2)        ($)        ($)         ($)
-------------------------------   --------------------------------   ----------------------   -------    ---------

David Henstridge         2006     99,000      nil         nil         428,400/n/a    n/a        n/a         nil
President, CEO           2005     79,000      nil         nil         221,600/n/a    n/a        n/a         nil
and acting CFO           2004     72,000      nil         nil         144,000/n/a    n/a        n/a         nil
------------------------------------------------------------------------------------------------------------------

NOTES:
(1)  Financial years ended December 31, 2006, 2005 and 2004.
(2) Figures represent options granted during a particular year; see "Aggregate Option" table for the aggregate number of options outstanding at year end.

Long Term Incentive Plan Awards

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officer during the Company's most recently completed financial year. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one financial year, other than a plan for options, stock appreciation rights ("SARs") or restricted share compensation.

Option Grants During the Most Recently Completed Financial Year

The following table sets forth stock options granted to the Named Executive Officer during fiscal 2006:


-------------------------------------------------------------------------------------------------------------------
                                           % OF TOTAL                           MARKET VALUE
                          SECURITIES      OPTIONS/SARS                          OF SECURITIES
                            UNDER          GRANTED IN                            UNDERLYING
                           OPTIONS         FINANCIAL        EXERCISE OR          OPTIONS ON            EXPIRATION
NAME                       GRANTED           YEAR(1)        BASE PRICE          DATE OF GRANT             DATE
                             (#)              (%)           ($/SECURITY)        ($/SECURITY)
---------------          ------------    --------------     ------------      -----------------      --------------

David Henstridge            260,000           23.46             0.50                0.52              Jan. 16, 2009
                            168,400           15.19             0.62                0.64              May 19, 2009
                            -------           -----
                            428,400           38.65
                            =======           =====
-------------------------------------------------------------------------------------------------------------------

NOTES:
(1)  Percentage of all stock options granted during the financial year.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-end Option/SAR Values

The following table sets out details of all the stock options, both exercised and unexercised, for the Named Executive Officer during fiscal 2006:


------------------------------------------------------------------------------------------------------------------
                                                                      UNEXERCISED           VALUE OF UNEXERCISED
                                                                    OPTIONS/SARS AT        IN THE MONEY OPTIONS AT
                             SECURITIES                           FINANCIAL YEAR-END        FINANCIAL YEAR-END(1)
                            ACQUIRED ON      AGGREGATE VALUE         EXERCISABLE/               EXERCISABLE/
NAME                          EXERCISE          REALIZED             UNEXERCISABLE              UNEXERCISABLE
                                (#)                ($)                    (#)                        ($)
---------------             ----------       ---------------      -------------------      -----------------------

David Henstridge                nil                n/a               650,000 / n/a              17,000 / n/a
------------------------------------------------------------------------------------------------------------------

NOTE:
(1)  The closing price of the Company's shares on December 31, 2006 was $0.47.

Termination of Employment, Change in Responsibilities and Employment Contracts

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

DIRECTOR COMPENSATION

Cash Compensation

The Company does not compensate its directors in their capacities as such, although directors of the Company are reimbursed for their expenses incurred in connection with their services as directors. The Company has, however, incurred or paid $25,800 for administrative, secretarial, accounting and bookkeeping services provided by personnel at Chase Management Ltd. ("Chase"), a private company owned by Nick DeMare, a director of the Company and $5,400 for rent provided by Chase. In addition, during fiscal 2006, the Company paid $3,500 for consulting services provided by DNG Capital Corp., a private company owned by Mr. DeMare and $3,500 for consulting services provided by Mr. Lim. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

Non-cash Compensation

The following table sets forth stock options granted by the Company during fiscal 2006 to the directors who are not the Named Executive Officers of the
Company:


------------------------------------------------------------------------------------------------------------------
                                           % OF TOTAL                          MARKET VALUE OF
                          SECURITIES      OPTIONS/SARS                           SECURITIES
                            UNDER          GRANTED TO                            UNDERLYING
                         OPTIONS/SARS     EMPLOYEES IN       EXERCISE OR       OPTIONS/SARS ON        EXPIRATION
NAME                       GRANTED       FINANCIAL YEAR      BASE PRICE       THE DATE OF GRANT          DATE
                             (#)              (%)           ($/SECURITY)        ($/SECURITY)
--------------------     ------------    --------------     ------------      -----------------      -------------

Directors who are           200,000           18.04             0.50                0.52             Jan. 16, 2009
not the Named               160,000           14.44             0.62                0.64             May 19, 2009
Executive Officer           -------           -----
                            360,000           32.48
                            =======           =====
-------------------------------------------------------------------------------------------------------------------

The following table sets forth details of all exercises of stock options during fiscal 2006 by the directors who are not the Named Executive Officers of the Company, and the financial year end value of unexercised options:


------------------------------------------------------------------------------------------------------------------
                                                                       UNEXERCISED           VALUE OF UNEXERCISED
                             SECURITIES                              OPTIONS/SARS AT        IN THE MONEY OPTIONS AT
                            ACQUIRED ON       AGGREGATE VALUE      FINANCIAL YEAR -END       FINANCIAL YEAR -END(1)
NAME                          EXERCISE           REALIZED             EXERCISABLE /              EXERCISABLE /
                                (#)                 ($)               UNEXERCISABLE              UNEXERCISABLE
                                                                          (#)                        ($)
--------------------         ----------       ---------------      -------------------      -----------------------

Directors as a group            nil                 n/a               650,000 / n/a                12,070 / n/a
who are not the Named
Executive Officer

------------------------------------------------------------------------------------------------------------------

NOTE:
(1)  The closing price of the Company's shares on December 31, 2006 was $0.47.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the Company's financial year ended December 31, 2006, all information required with respect to compensation plans under which equity securities of the Company are authorized for issuance:


------------------------------------------------------------------------------------------------------------------
                                                                                    NUMBER OF SECURITIES REMAINING
                             NUMBER OF SECURITIES TO    WEIGHTED-AVERAGE EXERCISE    AVAILABLE FOR FUTURE ISSUANCE
                             BE ISSUED UPON EXERCISE       PRICE OF OUTSTANDING        UNDER EQUITY COMPENSATION
                             OF OUTSTANDING OPTIONS,    OPTIONS, WARRANTS AND        PLANS (EXCLUDING SECURITIES
                               WARRANTS AND RIGHTS                RIGHTS               REFLECTED IN COLUMN (A))

-------------------------    -----------------------    -------------------------   ------------------------------
Plan Category                          (a)                         (b)                            (c)
-------------------------    -----------------------    -------------------------   ------------------------------

Equity compensation plans           2,260,000(1)                  $0.51                       2,260.000(1)
approved by
securityholders
-------------------------    -----------------------    -------------------------   ------------------------------
Equity compensation plans              n/a                         n/a                            n/a
not approved by
securityholders
-------------------------    -----------------------    -------------------------   ------------------------------

Total                               2,260,000(1)                  $0.51                       2,260,000(1)
-------------------------    -----------------------    -------------------------   ------------------------------
------------------------------------------------------------------------------------------------------------------

NOTE:

(1) The Company currently has in place a "rolling" stock option plan (the "Rolling Plan") whereby the maximum number of common shares that may be reserved for issuance pursuant to the Rolling Plan will not exceed 10% of the issued shares of the Company at the time of the stock option grant. See "Particulars of Other Matters to be Acted Upon -- Stock Option Plan" for further particulars of the Rolling Plan.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS OF THE COMPANY

No director or senior officer of the Company, proposed management nominee for election as a director of the Company or each associate or affiliate of any such director, senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries at any time during the Company's last completed financial year, other than routine indebtedness.

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

EMPLOYMENT / MANAGEMENT AGREEMENTS

The Company has no formal management contract with any of its officers or directors. During fiscal 2006, the Company paid Mr. David Henstridge $99,000 for his services as President, CEO and acting CFO of the Company. Mr. Henstridge is currently paid a base salary of $8,000 per month. The amount may be amended as Mr. Henstridge changes the amount of time he devotes to the activities of the Company. Chase, a private company owned by Nick DeMare, also charges the Company for services. See "Item 7. Majority Shareholders and Related Party Transactions
- Related Party Transactions".

Other than as noted above, there are no service contracts with the Company providing for benefits upon termination of employment of any director of the Company.

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

ORIENTATION AND CONTINUING EDUCATION

The CEO and/or the CFO are responsible for providing an orientation for new directors. Director orientation and on-going training will include presentations by senior management to familiarize directors with the Company's strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its principal officers and its internal and independent auditors.

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

The Compensation Committee reviews and makes recommendations to the Board regarding the granting of stock options to directors and executive officers of the Company as well as compensation for executive officers of the Company and directors fees, if any, from time to time. Executive officers and directors may be compensated in cash and/or equity for their expert advice and contribution towards the success of the Company. The form and amount of cash such compensation will be evaluated by the Compensation Committee, which will be guided by the following goals:

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

OTHER BOARD COMMITTEES

The board has no standing committees other than the Audit Committee and the Compensation Committee.

ASSESSMENTS

The Board of Directors of the Company does not conduct any formal evaluation of the performance and effectiveness of the members of the Board, the Board as a whole or any committee of the Board.

AUDIT COMMITTEE

THE AUDIT COMMITTEE'S CHARTER

"MANDATE

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. The Committee's primary duties and responsibilities are to:

     -   Serve as an  independent  and objective  party to monitor the Company's
         financial   reporting  and  internal  control  system  and  review  the
         Company's financial statements.

     -   Review and appraise the performance of the Company's external auditors.

     - Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his independent judgment as a member of the Committee. At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Audit Committee Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a)      Review and update the Charter annually.

(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b)      Recommend  to  the  Board  of  Directors  the  selection   and,   where
         applicable, the replacement of the external auditors nominated annually for shareholder approval.

(c)      Review with management and the external auditors the audit plan for the
         year-end   financial   statements   and  intended   template  for  such
         statements.

(d)      Review and  pre-approve  all audit and  audit-related  services and the
         fees  and  other  compensation   related  thereto,  and  any  non-audit
         services, provided by the Company's external auditors.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(e)      Review any significant  disagreement  among management and the external
         auditors  in  connection   with  the   preparation   of  the  financial
         statements.

(f) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(g) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(h)      Review certification process.

(i) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions."

COMPOSITION OF THE AUDIT COMMITTEE

The following are the members of the Committee (1):

--------------------------------------------------------------------------------
                              INDEPENDENT(1)              FINANCIALLY LITERATE
--------------------------------------------------------------------------------
David Henstridge                    No                             Yes
--------------------------------------------------------------------------------
Nick DeMare                         Yes                            Yes
--------------------------------------------------------------------------------
Harvey Lim                          Yes                            Yes
--------------------------------------------------------------------------------
NOTE:
(1)  As defined by Multilateral Instrument 52-110 ("MI 52-110").

The Company is relying on the exemption provided under Section 6.1 of MI 52-110.

RELEVANT EDUCATION AND EXPERIENCE

Mr. Henstridge is a geologist and a business executive with significant experience working with resource issuers and is deemed to be financially literate as defined under the Company's Audit Committee Charter. Mr. DeMare is a Chartered Accountant with significant experience working with resource issuers as a Chief Financial Officer and Mr. Lim is also a Chartered Accountant with extensive experience in the industry. As such each has acquired knowledge and understanding of the financial issues and accounting principles that are relevant in assessing this Company's financial disclosures and internal control systems.

AUDIT COMMITTEE OVERSIGHT

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

RELIANCE ON CERTAIN EXEMPTIONS

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

PRE-APPROVAL POLICIES AND PROCEDURES

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

TERMINATION OF EMPLOYMENT OR CHANGE OF CONTROL

Other than as described in "Item 6. Directors, Senior Management and Employees - Employment/Management Agreements" and the Summary Compensation Table and above, the Company has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officer in the Company's most recently completed financial year or current financial year in view of compensating such officer in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

Other than as described above, the Company and its subsidiaries do not have any contracts with the directors of the Company (or any entities controlled by the directors of the Company) providing for benefits upon termination of employment.

Employees

During fiscal 2006, 2005 and 2004 the Company had two-full time employees, David Henstridge, the Company's President, CEO and acting CFO, and Mariana Bermudez the Company's Corporate Secretary, in the area of management and administration. During fiscal 2003, the Company had one full-time employee, Mr. Henstridge in the area of management and administration. During April 2006, the Company, through Tumi Sweden, hired two geologists as full-time employees.

Corporate accounting, management and administration are provided, in part, by Chase, a company owned by Mr. Nick DeMare. Chase provides its services to a number of public and private companies and currently employs six full-time employees, including Mr. Lim (excluding Mr. DeMare). See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions". The Company also retains consultants to handle specific projects on a case-by-case basis. In the event the Company needs to employ personnel, it will need to recruit qualified personnel to staff its operations. The Company believes that such personnel currently are available at reasonable salaries and wages in the geographic areas in which the Company and its subsidiaries operate. There can be no assurance, however, that such personnel will be available in the future. Exploration activities are conducted by consultants, laborers and technicians hired for the duration of the exploration program.

Share Ownership

The following table sets forth certain information regarding ownership of the Company's common shares by the Company's officers and directors as of May 31, 2007:

                                                   SHARES AND RIGHTS
                                                     BENEFICIALLY
                                                        OWNED OR      PERCENT OF
TITLE OF CLASS    NAME AND ADDRESS OF OWNER           CONTROLLED(1)    CLASS (1)
--------------    -------------------------         ----------------  ----------

Common Stock      David Henstridge                     1,962,600(2)      7.48%
                  Victoria, Australia

Common Stock      Nick DeMare                          1,364,775(3)      5.27%
                  Burnaby, British Columbia,
                  Canada

Common Stock      Harvey Lim                             235,000(4)      0.91%
                  Burnaby, British Columbia,
                  Canada

Common Stock      Mariana Bermudez                        74,000(5)      0.29%
                  North Vancouver, British Columbia,
                  Canada

NOTES:

(1) Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from May 31, 2007, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 25,543,916 shares of common stock outstanding as of May 31, 2007.
(2) Includes 1,262,600 common shares held, options to acquire 650,000 common shares and warrants to acquire 50,000 common shares. See "Item 6. Directors, Senior Management and Employees - Stock Option Plan and Warrants."
(3) Includes 647,075 common shares held by Mr. DeMare directly and 367,700 common shares held by DNG Capital Corp. ("DNG"), a private company wholly-owned by Mr. DeMare. Also includes options to acquire 350,000 common shares held by Mr. DeMare directly. See "Item 6. Directors, Senior Management and Employees - Stock Option Plan and Warrants."
(4) Includes 15,000 common shares held and options to acquire 220,000 common shares. See "Item 6. Directors, Senior Management and Employees - Stock Option Plan and Warrants."
(5) Includes 24,000 common shares held and options to acquire 50,000 common shares. See "Item 6. Directors, Senior Management and Employees - Stock Option Plan and Warrants."

STOCK OPTION PLAN

The Company has a rolling stock option plan (the "Plan"), which makes a total of 10% of the issued and outstanding common shares of the Company available for issuance thereunder. The Company's Plan is approved annually by the shareholders. In accordance with the policies of the TSXV, a rolling plan, which is the type of plan the Company has adopted, requires the approval of the shareholders of the Company on an annual basis.

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

The Plan provides that it is solely within the discretion of the Board to determine who should receive options and in what amounts. The Board of Directors may issue a majority of the options to insiders of the Company. However, the Plan provides that in no case will the Plan or any existing share compensation arrangement of the Company result, at any time, in the issuance to any option holder, within a one-year period, of a number of shares exceeding 5% of the Company's issued and outstanding share capital.

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

As of May 31, 2007, an aggregate of 2,180,000 incentive stock options to purchase shares of the Company's common stock remain outstanding to the following persons:

                        NATURE        NO. OF     EXERCISE
OPTIONEE              OF OPTION      OPTIONS    PRICE/SHARE   EXPIRY DATE
-----------------     ---------      -------    -----------   ----------------
                                                     $

David Henstridge      Director       121,600        0.50      April 8, 2008
Nick Nicholas         Consultant     200,000        0.50      April 8, 2008
Mariana Bermudez      Employee        25,000        0.50      April 8, 2008
Jorge Barnett Jr.     Consultant      50,000        0.50      April 8, 2008

                        NATURE        NO. OF     EXERCISE
OPTIONEE              OF OPTION      OPTIONS    PRICE/SHARE   EXPIRY DATE
-----------------     ---------      -------    -----------   ----------------
                                                     $

Harvey Lim            Director        45,000        0.50      April 8, 2008
Nick DeMare           Director       144,000        0.50      April 8, 2008
James MacNeil         Consultant     200,000        0.50      April 8, 2008
Ernesto Montano       Consultant      30,000        0.50      April 8, 2008
Paul Lopez            Consultant      10,000        0.50      April 8, 2008
Andrew Carter         Consultant      25,000        0.50      April 8, 2008
Gillyeard Leathley    Consultant      50,000        0.50      April 8, 2008
David Henstridge      Director       100,000        0.30      July 20, 2008
Nick DeMare           Director        41,000        0.30      July 20, 2308
Harvey Lim            Director        30,000        0.30      July 20, 2008
David Henstridge      Director       260,000        0.50      January 16, 2009
Nick DeMare           Director       120,000        0.50      January 16, 2009
Harvey Lim            Director        80,000        0.50      January 16, 2009
Linda Liu             Consultant       7,000        0.50      January 16, 2009
Rosanna Wong          Consultant       7,000        0.50      January 16, 2009
Arabella Smith        Consultant       7,000        0.50      January 16, 2009
Betty Moody           Consultant       7,000        0.50      January 16, 2009
Folke Soderstrom      Consultant      50,000        0.50      January 16, 2009
Christina Jonsson     Employee        50,000        0.61      April 28, 2009
Tito Montano          Consultant      20,000        0.61      April 28, 2009
David Henstridge      Director       168,400        0.62      May 19, 2009
Nick DeMare           Director        95,000        0.62      May 19, 2009
Harvey Lim            Director        65,000        0.62      May 19, 2009
Mariana Bermudez      Employee        25,000        0.62      May 19, 2009
Linda Liu             Consultant       3,000        0.62      May 19, 2009
Rosanna Wong          Consultant       3,000        0.62      May 19, 2009
Betty Moody           Consultant       3,000        0.62      May 19, 2009
Arabella Smith        Consultant       3,000        0.62      May 19, 2009
Tito Montano          Consultant      50,000        0.62      September 20, 2009
Joseph Abbinante      Consultant      25,000        0.62      September 20, 2009
Paul Lopez            Consultant      40,000        0.60      February 7, 2010
Pablo Ortega          Consultant      10,000        0.60      February 7, 2010
Sergio Martinez       Consultant      10,000        0.60      February 7, 2010
                                   ---------
TOTAL:                             2,180,000
                                   =========

As of May 31, 2007, the directors and officers of the Company, as a group (four persons), held options to purchase 1,270,000 shares of the Company's common stock.

WARRANTS

As of May 31, 2007, there were non-transferable common share purchase warrants exercisable for the purchase of 3,712,498 common shares, as follows:

  COMMON SHARES ISSUABLE            EXERCISE
 ON EXERCISE OF WARRANTS           PRICE/SHARE             EXPIRY
                                        $

       2,098,748                      0.80                  April 28, 2008(1)
       1,613,750                      0.80                  May 17, 2008(1)
       ---------
       3,712,498
       =========

(1) The warrants are subject to an early expiry which comes into effect once the Company's common shares trade on the TSXV on a weighted average price of $1.25 per share for a period of 20 consecutive trading days at which point the Company may provide written notice of acceleration of the expiry date of all of the warrants.

As of May 31, 2007, the directors and officers of the Company, as a group (four persons), held warrants to purchase 50,000 shares of the Company's common stock.

There are no assurances that the options or warrants described above will be exercised in whole or in part.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
--------------------------------------------------------------------------------

Principal Holders of Voting Securities

The following table sets forth certain information regarding ownership of the Company's common shares by all persons who own five percent (5%) or more of the Company's outstanding shares as of May 31, 2007.

                                                   SHARES AND RIGHTS
                                                     BENEFICIALLY
                                                        OWNED OR      PERCENT OF
TITLE OF CLASS    NAME AND ADDRESS OF OWNER           CONTROLLED(1)    CLASS (1)

Common Stock      David Henstridge                     1,962,600(2)      7.48%
                  Victoria, Australia

Common Stock      Nick DeMare                          1,364,775(3)      5.27%
                  Burnaby, British Columbia, Canada
NOTES:
(1) Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from May 31, 2007, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 25,543,916 shares of common stock outstanding as of May 31, 2007.
(2) Includes 1,262,600 common shares held, options to acquire 650,000 common shares and warrants to acquire 50,000 common shares. See "Item 6. Directors, Senior Management and Employees - Stock Option Plan and Warrants."
(3) Includes 647,075 common shares held by Mr. DeMare directly and 367,700 common shares held by DNG Capital Corp. ("DNG"), a private company wholly-owned by Mr. DeMare. Also includes options to acquire 350,000 common shares held by Mr. DeMare directly. See "Item 6. Directors, Senior Management and Employees - Stock Option Plan and Warrants."

To the best of the Company's knowledge, it is not directly or indirectly owned or controlled by another Company or by any foreign government.

None of the Company's common shareholders have different voting rights than any of the Company's other common shareholders.

Escrow Shares

As of the date of this annual report, no shares are held in escrow.

Changes in Shareholdings

There have been no significant changes to the above listed persons' ownership.

Change of Control

As of the date of this annual report, there are no arrangements known to the Company which may at a subsequent date result in a change of control of the Company.

United States Shareholders

As of May 31, 2007, there were approximately 12 registered holders of the Company's common shares in the United States, with combined holdings of 1,742,250 representing 6.82% of the issued shares of the Company. The Company does not know how many beneficial shareholders it has in the United States, but management believes there are less than 300 such shareholders.

Control by Foreign Government or Other Persons

To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person jointly or severally.

Related Party Transactions

Other than as disclosed below, for the period from January 1, 2006 through March 1, 2007, the Company has not entered into any transactions or loans between the Company and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals' family;
(d) key management personnel and close members of such individuals' families; or
(e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

1. The Company has retained David Henstridge, the President, Chief Executive Officer and a director of the Company, to provide consulting and management services. See "Item 6. Directors, Senior Management and Employees - Compensation." In consideration therefor, Mr. Henstridge is currently paid a monthly fee of $8,000 and out-of-pocket disbursements incurred by Mr. Henstridge on behalf of the Company. Management believes the arrangement with Mr. Henstridge is fair to the Company. During fiscal 2004, 2005, 2006 and the three months ended March 31, 2007, the Company paid Mr. Henstridge $72,000, $79,000, $91,000 and $24,000 respectively, on account of professional services rendered by Mr. Henstridge.

2. The Company has retained Chase, a company wholly-owned by Mr. Nick DeMare, a director of the Company, to provide office premises, administrative, accounting and management services. In consideration therefor, Chase is paid based on services provided, which are billed at rates which Chase charges to unrelated third parties. Management believes the arrangement with Chase is fair to the Company and similar to terms which could be obtained from unrelated third parties. During fiscal 2004, 2005, 2006 and the three months ended March 31, 2007, the Company paid or was charged by Chase $30,530, $27,495, $25,800 and $8,100 respectively.

3. During fiscal 2004, 2005, 2006 and the three months ended March 31, 2007, the Company paid or was charged $12,500, $1,650 $3,500 and $1,500 respectively, for consulting services provided by DNG Capital Corp., a private company owned by Nick DeMare.

4. During fiscal 2006 and the three months ended March 31, 2007, the Company paid or was charged $3,500 and $1,500 respectively, on account of professional services rendered by Harvey Lim, a director of the Company.

5.       See  also  "Item  6.  Directors,  Senior  Management  and  Employees  -
         Compensation."

INDEBTEDNESS OF DIRECTORS, OFFICERS, PROMOTERS AND OTHER MANAGEMENT

During  fiscal 2006 and the three month period  ended May 31, 2007,  none of the
directors,   officers,  promoters  or  other  members  of  management  or  their associates or affiliates of the Company was indebted to the Company.

CONFLICTS OF INTEREST

The table below shows that certain officers and directors of the Company are also directors, officers or shareholders of other companies which are engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time-to-time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they may have in any project or opportunity of the Company. However, each director has a similar obligation to other companies for which such director serves as an officer or director. As of the date of this report, no conflicts of interest have arisen, except as described below and above. Where conflicts of interests arose, the directors of the Company disclosed their interests and abstained from voting on the transaction.

The following table identifies the name of each director and officer of the Company and any company, which is a reporting issuer in Canada or the United States, and for which such director or officer currently serves as an officer or director, other than the Company:

--------------------------------------------------------------------------------
DIRECTOR           REPORTING ISSUER                 CAPACITY      SERVICE
--------------------------------------------------------------------------------

David Henstridge   Lumex Capital Corp.              Director      January 2007
                   Mawson Resources Limited         Director      March 2004
                   Tinka Resources Limited          Director      March 2003

Nick DeMare        Aguila American Resources Ltd.   Director      January 2003
                   Andean American Mining Corp.     Director      August 2002
                   Astral Mining Corporation.       Director      February 2004
                   Blue Sky Uranium Corp.           Director      June 2006
                                                    CFO           February 2007
                   Centrasia Mining Corp.           Director      October 2002
                                                    CFO           September 2005
                   Salazar Resources Ltd.           Director      June 1988
                   Cumbre Ventures Inc.             Director      April 2006
                   GGL Diamond Corp.                Director      May 1989
                   Golden Peaks Resources Ltd.      Director      January 1992
                   Goldmarca Limited                Director      September 2000
                   Gold Point Energy Corp.          Director      August 2003
                                                    CFO           June 2005
                   Halo Resources Ltd.              Director      January 1996
                                                    CFO           February 2005
                   Lara Exploration Ltd.            Director      March 2004
                   Lariat Energy Ltd.               Director      August 2002
                   Lumex Capital Corp.              Director      January 2007
                   Mawson Resources Limited         Director      March 2004
                   Mirasol Resources Limited        Director      February 2005
                   Tinka Resources Limited          Director      October 2003

Harvey Lim         Golden Peaks Resources Ltd.      Secretary     March 2006
                                                    CFO           June 2006
                   Gold Point Energy Corp.          Director
                                                     & Secretary  October 2003
                   Halo Resources Ltd.              Secretary     December 1988
                   Rochester Resources Ltd.         Secretary     June 1997

Mariana Bermudez   Mawson Resources Limited         Secretary     March 2004
                   Tinka Resources Limited          Secretary     January 20043


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


ITEM 8.  FINANCIAL INFORMATION.
--------------------------------------------------------------------------------

DESCRIPTION                                                             PAGE
-----------                                                          -----------
Audited Consolidated Financial Statements for the Years Ended
December 31, 2006, 2005 and 2004                                     F-1 to F-20

DIVIDEND POLICY

The Company has not paid any dividends on its common shares and does not intend to pay dividends on its common shares in the immediate future. Any decision to pay dividends on its common shares in the future will be made by the board of directors on the Company on the basis of earnings, financial requirements and other such conditions that may exist at that time.

LEGAL PROCEEDINGS

The Company knows of no material, active or pending legal or arbitration proceedings against it; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

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

The following table sets forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the TSXV, and predecessor exchanges, for the periods indicated:


                           TSXV STOCK TRADING ACTIVITY

                                                           SALES PRICE
                                                    ---------------------------
YEAR ENDED                       VOLUME                 HIGH            LOW
                                                    ------------   ------------
December 31, 2006            10,800,447                $0.87           $0.33
December 31, 2005             6,930,200                $0.94           $0.26
December 31, 2004            12,191,400                $2.29           $0.81
December 31, 2003             6,406,502                $1.79           $0.40
December 31, 2002             1,006,511                $0.69           $0.17

                                                           SALES PRICE
                                                    ---------------------------
QUARTER ENDED                    VOLUME                 HIGH            LOW
                                                    ------------   ------------
March 31, 2007                2,353,511                $0.73           $0.47
December 31, 2006             1,506,125                $0.60           $0.40
September 31, 2006            1,104,834                $0.66           $0.44
June 30, 2006                 3,835,988                $0.87           $0.53
March 31, 2006                4,353,500                $0.74           $0.33
December 31, 2005             1,947,200                $0.45           $0.28
September 30, 2005            1,729,500                $0.50           $0.29
June 30, 2005                 1,526,800                $0.50           $0.26

                                                           SALES PRICE
                                                    ---------------------------
MONTH ENDED                      VOLUME                 HIGH            LOW
                                                    ------------   ------------
May 31, 2007                  2,379,538                $1.33           $0.91
April 30, 2007                2,948,330                $1.23           $0.64
March 31, 2007                1,086,834                $0.73           $0.49
February 28, 2007               669,944                $0.61           $0.47
January 31, 2007                595,733                $0.62           $0.48
December 31, 2006               673,450                $0.60           $0.46

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

                             OTCBB TRADING ACTIVITY

                                                          SALES PRICE (US$)
                                                    ---------------------------
YEAR ENDED                       VOLUME                 HIGH            LOW
                                                    ------------   ------------
December 31, 2006             5,229,000                $0.80           $0.27
December 31, 2005             3,608,247                $0.80           $0.19
December 31, 2004             6,544,833                $1.75           $0.66
December 31, 2003*                    0                $0.00           $0.00
*  The Company's common stock commenced trading on the OTC on November 24, 2003.

                                                          SALES PRICE (US$)
                                                    ---------------------------
QUARTER ENDED                    VOLUME                 HIGH            LOW
                                                    ------------   ------------
March 31, 2007                1,683,000                $0.65           $0.39
December 31, 2006             1,000,300                $0.54           $0.35
September 31, 2006              889,300                $0.59           $0.36
June 30, 2006                 1,987,900                $0.80           $0.44
March 31, 2006                1,351,500                $0.64           $0.27
December 31, 2005             1,011,000                $0.36           $0.23
September 30, 2005              607,800                $0.42           $0.23
June 30, 2005                   706,800                $0.40           $0.19

                                                          SALES PRICE (US$)
                                                    ---------------------------
MONTH ENDED                      VOLUME                 HIGH            LOW
                                                    ------------   ------------
May 31, 2007                  1,679,500                $1.25           $0.85
April 30, 2007                1,187,900                $1.10           $0.58
March 31, 2007                  997,600                $0.65           $0.40
February 28, 2007               436,300                $0.54           $0.41
January 31, 2007                249,100                $0.53           $0.39
December 31, 2006               501,900                $0.54           $0.39

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

Since October 14, 2003, the Company's common stock has been listed on the Frankfurt Stock Exchange ("FSE") and XETRA (Electronic Dealing System) under the trading symbol "TUY".


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

Description of Common Shares

The authorized capital of the Company consists of an unlimited number of common shares without par value. A complete description is contained in the Company's Articles.

A total of 25,543,916 common shares were issued and outstanding as of May 31, 2007. All of the common shares of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all shareholder meetings and to attend and vote at such meetings. Each common share carries with it the right to one vote. The common shares do not have preemptive or conversion rights. In addition, there are no sinking fund or redemption provisions applicable to the common shares.

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

Material Contracts

The following are material contracts entered into by the Company during the two years preceding the date of this annual report:

1. Option agreement by and between the Company and Genminmex dated June 1, 2007. See "Item 4. Information on the Company - Other Properties - Batamote Property".

2. Stock Option Plan dated June 15, 2006. See "Item 6. Directors, Senior Management and Employees. Stock Option Plan and Warrants - Stock Option Plan".

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

Except as provided in the Investment Canada Act (the "Act"), there are no limitations specific to the rights of non-Canadians to hold or vote the common stock of the Company under the laws of Canada or in the charter documents of the Company.

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

Differences from Requirements in the United States

Except for the Company's quorum requirements, certain requirements related to related party transactions, the requirement for notice of shareholder meetings, the approval of amendments to the Company's articles and disclosures by certain shareholders of their ownership, which are discussed above, there are no significant differences in the law applicable to the Company, in the areas outlined above, in British Columbia versus the United States. In most states in the United States, a quorum must consist of a majority of the shares entitled to vote. Some states allow for a reduction of the quorum requirements to less than a majority of the shares entitled to vote. Having a lower quorum threshold may allow a minority of the shareholders to make decisions about the Company, its management and activities. In addition, most states in the United States require that a notice of meeting be mailed to shareholders prior to the meeting date. Additionally, in the United States, a director may not be able to vote on the approval of any transaction in which the director has a interest. Generally, most states in the United States require amendments to a company's articles of incorporation to be approved by at least a majority of the votes cast by the holders of the issued and outstanding shares. Some states, or some older corporations, may require approval of amendments by 2/3 of the votes cast by the holders of the issued and outstanding shares. In addition, in the United States voting by separate voting groups may be required on the approval of any such amendments. The Company's common shares are registered with the Securities and Exchange Commission under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a result, under Section 13 of the Act, shareholders beneficially owning more than five percent (5%) of the Company's common shares may be required to make filings with the Securities and Exchange Commission relating to their ownership of the Company's common shares.

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

DIVIDENDS

Dividends paid on the common stock of the Company to a non-resident will be subject to withholding tax. The Canada-US Income Tax Convention (1980) (the "Treaty") provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

CAPITAL GAINS

In general, a non-resident of Canada is not subject to tax under the ITA with respect to a capital gain realized upon the disposition of a share of a corporation resident in Canada that is listed on a prescribed stock exchange.
For purposes of the ITA, the Company is listed on a prescribed stock exchange. Non-residents of Canada who dispose of shares of the Company will be subject to income tax in Canada with respect to capital gains if:

         (a)  the non-resident holder;
         (b) persons with whom the non-resident holder did not deal at arm's length; or
         (c) the non-resident holder and persons with whom the non-resident holder did not deal with at arm's length,

owned not less than 25% of the issued shares of any class or series of the Company at any time during the five-year period preceding the disposition. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada. However, in such a case, certain transitional relief under the Treaty may be available.

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

If the Company or any of its subsidiaries (if any) is deemed to be a PFIC, a United States holder of the Company's common shares would be required to pay an interest charge together with tax calculated at maximum tax rates on certain "excess distributions" (defined to include certain dividends from a PFIC and any gain on the sale of stock of a PFIC) unless such holder made an election either to (1) include in his or her taxable income his or her pro rata share of the PFIC's ordinary earnings and net capital gains under the Qualified Electing Fund rules or (2) mark to market his or her Company common shares at the end of each taxable year as set forth in Section 1296 of the Internal Revenue Code of 1986, as amended. The elections require certain conditions be met such as filing on or before the due date, as extended, for filing the shareholder's income tax return for the first taxable year to which the election will apply.

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

INSPECTION OF DOCUMENTS

Copies of the documents referred to in this report may be inspected at the Company's registered office at Suite 1305 - 1090 West Georgia Street, Vancouver, British Columbia V6E 3V7, during normal business hours.

The Company's documents publicly filed with the SEC may also be viewed and inspected at the SEC's Public Reference Room located at 450 Fifth Street, NW, Washington, D.C. 20549. Copies may also be obtained from the SEC at prescribed rates.


ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.
--------------------------------------------------------------------------------

Not applicable.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.
--------------------------------------------------------------------------------

Not applicable.


                                     PART II


ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.
--------------------------------------------------------------------------------

Not applicable.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.
--------------------------------------------------------------------------------

See "Item 4. Information on the Company - History and Development of the Company" and "Item 10. Additional Information - Articles of Continuance and Articles".


ITEM 15.  CONTROLS AND PROCEDURES
--------------------------------------------------------------------------------

An evaluation was performed under the supervision and with the participation of the Company's management, including Mr. Henstridge, the Company's President, CEO and acting CFO, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act") as of December 31, 2005. Based upon that evaluation, Mr. Henstridge concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

During fiscal 2006, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.


ITEM 16.  [RESERVED]
--------------------------------------------------------------------------------

Not applicable.


ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.
--------------------------------------------------------------------------------

The Board of Directors has determined that the Company has at least two audit committee financial experts, Messrs. Nick DeMare and Harvey Lim, who serve on the Company's audit committee. Mr. Lim is considered to be an "independent director" and Mr. DeMare is not considered to be an "independent director" as that term is defined in Rule 4200(a)(15) of the National Association of Securities Dealers.


ITEM 16B.  CODE OF ETHICS.
--------------------------------------------------------------------------------

The Company has not yet adopted a code of ethics that applies to the Company's principal executive officer, principal financial officer, principal accounting officer, or controller, or persons performing similar functions. Given the Company's current operations, management does not believe a code of ethics is necessary at this stage of the Company's development.

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


ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.
--------------------------------------------------------------------------------

AUDIT FEES

For fiscal 2006 and 2005, the Company's principal accountant billed $24,825 and $35,198, respectively, for the audit of the Company's annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

AUDIT-RELATED FEES

For fiscal 2006 and 2005, the Company's principal accountant billed $nil and $nil, respectively, for assurance and related services that were reasonably related to the performance of the audit or review of the Company's financial statements outside of those fees disclosed above under "Audit Fees".

TAX FEES

For fiscal 2006 and 2005, the Company's principal accountant billed $nil and $nil, respectively, for tax compliance, tax advice, and tax planning services.

ALL OTHER FEES

For fiscal 2006 and 2005, the Company's principal accountant billed $nil and $nil respectively, for products and services other than those set forth above.

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

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the waiver in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

PRINCIPAL ACCOUNTANT SERVICES

To the best of the Company's knowledge, the percentage of hours expended on the Company's principal accountant's engagement to audit the Company's financial statements for the fiscal year ended December 31, 2006, that were attributed to work performed by persons other than the principal accountant's full-time permanent employees was less than fifty percent (50%).


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


ITEM 19.  EXHIBITS.
--------------------------------------------------------------------------------

       EXHIBIT
       NUMBER     DESCRIPTION
         1.1      Certificate  of Change of Name from  Planex  Ventures  Ltd. to
                  Tumi Resources Limited (1)
         1.2      British  Columbia  Registrar  of  Companies  Form 19 - Special
                  Resolutions and Altered Memorandum (1)
         1.3      Memorandum of Planex Ventures Ltd. (1)
         1.4      Articles of Planex Ventures Ltd. (1)
         2.1      Stock Option Plan dated June 15, 2006 (3)
         4.1      Letter  Agreement to the Option to Acquire a 100%  Interest in
                  the La Trini and Mololoa  Properties  dated  November 30, 2004
                  (2)
         4.2      Option  agreement  by and between  the  Company and  Genminmex dated June 1, 2007
         8.1      List of Subsidiaries
         12.1     Certification of David Henstridge Pursuant to Rule 13a-14(a)
         13.1     Certification  of  David  Henstridge  Pursuant  to  18  U.S.C.
                  Section 1350
         15.1     Property Location Maps

         (1) Previously filed as an exhibit to the Company's Annual Report on Form 20-F/A Amendment No. 1, filed with the Commission on April 23, 2003. File number 0-50244.
         (2) Previously filed as an exhibit to the Company's Annual Report on Form 20-F, filed with the Commission on June 22, 2005. File number 0-50244.
         (3) Previously filed as an exhibit to the Company's Annual Report on Form 20-F, filed with the Commission on June 19, 2006. File number 0-50244.

                                   SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                         TUMI RESOURCES LIMITED


Dated:   June 28, 2007                   /s/ David Henstridge,
                                         ---------------------------------------
                                         David Henstridge,
                                         President, CEO, acting CFO and Director

--------------------------------------------------------------------------------




                             TUMI RESOURCES LIMITED
                         (an Exploration Stage Company)

                        CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                        DECEMBER 31, 2006, 2005 AND 2004

                         (Expressed in Canadian Dollars)


--------------------------------------------------------------------------------

                                                           D + H Group LLP
                                                           Chartered Accountants





AUDITORS' REPORT




To the Shareholders of
Tumi Resources Limited


We have audited the consolidated balance sheets of Tumi Resources Limited (an Exploration Stage Company) as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2006, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and cash flows for the years ended December 31, 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

United States generally accepted accounting principles vary in certain significant respects from Canadian generally accepted accounting principles. Application of United States generally accepted accounting principles would have affected assets, liabilities and shareholders' equity as at December 31, 2006 and 2005 and results of operations and cash flows for the years ended December 31, 2006, 2005 and 2004 and for the cumulative period from inception to December 31, 2006 to the extent summarized in Note 13 to the consolidated financial statements.

On April 16, 2007 we reported separately to the shareholders of Tumi Resources Limited on consolidated financial statements as at, and for the years ended, December 31, 2006 and 2005 audited in accordance with Canadian generally accepted auditing standards.




Vancouver, B.C.                                       /s/ D&H GROUP LLP
April 16, 2007, except as to Note 14
which is as of June 25, 2007                        CHARTERED ACCOUNTANTS



D+H Group LLP Chartered Accountants
10th Floor, 1333 West Broadway    Telephone 604 731 5881  www.DHgroup.ca
Vancouver, British Columbia       Facsimile 604 731 9923  Email: info@dhgroup.ca
Canada V6H 4C1
              A BC Limited Liaibility Partnership of Corporations
            Member of BHD Association with affiliated offices across
                           Canada and internationally

                             TUMI RESOURCES LIMITED
                         (an Exploration Stage Company)
                           CONSOLIDATED BALANCE SHEETS
                        AS AT DECEMBER 31, 2006 AND 2005
                         (Expressed in Canadian Dollars)



                                                       2006            2005
                                                         $               $


                                     ASSETS

CURRENT ASSETS

Cash and cash equivalents                             2,898,961         996,234
Amounts receivable                                       82,994         100,837
Prepaids                                                 25,715           3,948
                                                   ------------    ------------
                                                      3,007,670       1,101,019

PROPERTY AND EQUIPMENT (Note 3)                         236,140         161,037

MINERAL RESOURCE INTERESTS (Note 4)                   2,368,283         889,870

OTHER                                                     6,742               -
                                                   ------------    ------------
                                                      5,618,835       2,151,926
                                                   ============    ============


                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                119,368          46,769
                                                   ------------    ------------


                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 5)                               11,798,414       8,114,653

CONTRIBUTED SURPLUS (Note 7)                          1,385,723         800,068

DEFICIT                                              (7,684,670)     (6,809,564)
                                                   ------------    ------------
                                                      5,499,467       2,105,157
                                                   ------------    ------------
                                                      5,618,835       2,151,926
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

                             TUMI RESOURCES LIMITED
                         (an Exploration Stage Company)
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (Expressed in Canadian Dollars)


                                                       2006            2005            2004
                                                         $               $               $

EXPENSES

Accounting and administration                            25,800          22,095          25,130
Amortization                                             10,060          10,022           5,011
Audit                                                     3,537          34,576          31,007
Consulting                                               50,928          35,174          50,853
Corporate development                                     5,654           6,792          35,603
General exploration                                      88,173          61,047               -
Investment conferences                                   15,640           8,563          16,401
Investor relations                                       36,000          35,750          27,250
Legal                                                    10,130           8,324          27,490
Management fees                                          47,228          53,247          31,800
Office                                                   21,673          23,406          49,401
Regulatory                                                8,787           8,005          10,895
Rent                                                      5,400           5,400           5,400
Salaries and benefits                                    15,461          29,862          27,197
Shareholder costs                                        11,104           7,555          21,774
Stock-based compensation (Note 6)                       408,316         141,084         417,441
Transfer agent                                            8,015           6,167          12,894
Travel and related                                       45,752          66,062         127,001
                                                   ------------    ------------    ------------
                                                        817,658         563,131         922,548
                                                   ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                                (817,658)       (563,131)       (922,548)
                                                   ------------    ------------    ------------
OTHER ITEMS

Interest and other income                               107,465          39,837          41,932
Write-off of mineral resource interests                (132,236)     (2,926,030)     (1,355,052)
Write-off and loss of disposal of equipment              (6,599)         (4,863)         (7,347)
Foreign exchange                                        (26,078)          2,311        (103,626)
Provision on amounts receivable                               -         (17,692)              -
Other                                                         -               -          31,592
                                                   ------------    ------------    ------------
                                                        (57,448)     (2,906,437)     (1,392,501)
                                                   ------------    ------------    ------------
LOSS FOR THE YEAR                                      (875,106)     (3,469,568)     (2,315,049)

DEFICIT - BEGINNING OF YEAR                          (6,809,564)     (3,339,996)     (1,024,947)
                                                   ------------    ------------    ------------
DEFICIT - END OF YEAR                                (7,684,670)     (6,809,564)     (3,339,996)
                                                   ============    ============    ============


LOSS PER COMMON SHARE - BASIC AND DILUTED                $(0.04)         $(0.19)         $(0.14)
                                                   ============    ============    ============

WEIGHTED AVERAGE NUMBER OF COMMON
    SHARES OUTSTANDING - BASIC AND DILUTED           22,947,526      18,457,301      16,535,570
                                                   ============    ============    ============



        The accompanying notes are an integral part of these consolidated financial statements.

                             TUMI RESOURCES LIMITED
                         (an Exploration Stage Company)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (Expressed in Canadian Dollars)


                                                       2006            2005            2004
                                                         $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Loss for the year                                      (875,106)     (3,469,568)     (2,315,049)
Adjustments for items not involving cash
    Amortization                                         10,060          10,022           5,011
    Stock-based compensation                            408,316         141,084         417,441
    Provision on amounts receivable                           -          17,692               -
    Write-off of mineral resource interests             132,236       2,926,030       1,355,052
    Write-off of equipment                                6,599           4,863           7,347
                                                   ------------    ------------    ------------
                                                       (317,895)       (369,877)       (530,198)
Decrease (increase) in amounts receivable                17,843         (26,853)        (25,454)
Decrease (increase) in prepaids                         (21,767)          5,467          (3,770)
Increase (decrease) in accounts payable and
    accrued liabilities                                 (11,736)        (13,661)        (78,423)
                                                   ------------    ------------    ------------
                                                       (333,555)       (404,924)       (637,845)
                                                   ------------    ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares                             4,127,960          39,330       1,627,993
Share issue costs                                      (275,598)              -               -
                                                   ------------    ------------    ------------
                                                      3,852,362          39,330       1,627,993
                                                   ------------    ------------    ------------
INVESTING ACTIVITIES

Expenditures on mineral resource interests           (1,504,293)       (851,469)     (1,860,369)
Purchase of property and equipment                     (108,149)         (5,004)       (184,915)
Proceeds on disposal of equipment                         3,104               -               -
Other assets                                             (6,742)              -               -
                                                   ------------    ------------    ------------
                                                     (1,616,080)       (856,473)     (2,045,284)
                                                   ------------    ------------    ------------
INCREASE (DECREASE) IN CASH - DURING THE YEAR         1,902,727      (1,222,067)     (1,055,136)

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR           996,234       2,218,301       3,273,437
                                                   ------------    ------------    ------------
CASH AND CASH EQUIVALENTS - END OF YEAR               2,898,961         996,234       2,218,301
                                                   ============    ============    ============

CASH AND CASH EQUIVALENTS IS COMPRISED OF:

    Cash                                                115,090         346,234         718,301
    Term deposit                                      2,783,871         650,000       1,500,000
                                                   ------------    ------------    ------------
                                                      2,898,961         996,234       2,218,301
                                                   ============    ============    ============

SUPPLEMENTARY CASH FLOW INFORMATION (Note 11)

        The accompanying notes are an integral part of these consolidated financial statements.

                             TUMI RESOURCES LIMITED
                         (an Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (Expressed in Canadian Dollars)


1.       NATURE OF OPERATIONS

         Tumi Resources Limited (the "Company") is a junior mineral exploration company currently engaged in the acquisition and exploration of precious metals on mineral properties located in Mexico and Sweden. On the basis of information to date, the Company has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the mineral resource interests is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production. Mineral resource interests represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.


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

         The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, TMXI Resources S.A. de C.V.,
         Kay Metals Ltd. and TM Sweden A.B. Intercompany balances and transactions are eliminated on consolidation.

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

         CASH EQUIVALENTS

         Cash includes cash and a short-term deposit maturing within 90 days of the original date of acquisition.

         UNPROVEN MINERAL INTERESTS

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

                             TUMI RESOURCES LIMITED
                         (an Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (Expressed in Canadian Dollars)


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         Although the Company has taken steps to verify title to the unproven mineral interests, according to the usual industry standards for the stage of exploration of such mineral interests, these procedures do not guarantee the Company's title. Such mineral interests may be subject to prior agreements or transfers and title may be affected by undetected defects.

         From time to time, the Company acquires or disposes of mineral interests pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral interest costs or recoveries when the payments are made or received.

         PROPERTY AND EQUIPMENT

         Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful life of the assets, at a rate of 5% for the condominium and 20% for office equipment, vehicles and field equipment.

         ASSET RETIREMENT OBLIGATIONS

         The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is charged to earnings using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flow. As at December 31, 2006, the Company does not have any asset retirement obligations.

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

                             TUMI RESOURCES LIMITED
                         (an Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (Expressed in Canadian Dollars)


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

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


3.       PROPERTY AND EQUIPMENT

                                                       2006            2005
                                                         $               $

         Condominium                                    132,840         132,840
         Office furniture and equipment                  33,077          21,899
         Vehicles                                       121,680          34,412
                                                   ------------    ------------
                                                        287,597         189,151
         Less accumulated amortization                  (51,457)        (28,114)
                                                   ------------    ------------
                                                        236,140         161,037
                                                   ============    ============


4.       MINERAL RESOURCE INTERESTS

                                                  2006                                        2005
                              ------------------------------------------   ------------------------------------------
                               ACQUISITION    EXPLORATION                   ACQUISITION    EXPLORATION
                                  COSTS      EXPENDITURES       TOTAL           COSTS     EXPENDITURES      TOTAL
                                    $              $              $               $              $             $

         Mexico
            La Trini (a)           362,060        724,658      1,086,718        128,162        600,094        728,256
            Sonora (b)              67,412        520,747        588,159              -              -              -
            San Jorge (c)                -              -              -        124,755              -        124,755
         Sweden
            Bergslagen (d)         224,447        468,959        693,406         36,859              -         36,859
                              ------------   ------------   ------------   ------------   ------------   ------------
                                   653,919      1,714,364      2,368,283        289,776        600,094        889,870
                              ============   ============   ============   ============   ============   ============

                             TUMI RESOURCES LIMITED
                         (an Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (Expressed in Canadian Dollars)


4.       MINERAL RESOURCE INTERESTS (continued)

         (a)      La Trini, Mexico

                  By agreement dated January 19, 2005, the Company acquired the rights to acquire a 100% interest in the La Trini and Mololoa mineral claims ("La Trini Project"). The La Trini Project covers 356 hectares and is located in the Jalisco silver belt approximately 100 kilometres northwest of Guadalajara, Jalisco State, Mexico. In order to acquire its 100% interest, the Company was required to make option payments totalling US $500,000. As at December 31, 2006, the Company had paid a total of US $300,000 and a final option payment of US $200,000 was due on March 23, 2007.

                  The Company also agreed to pay a finder's fee of 3.75% on option payments made, payable in common shares of the Company. During fiscal 2006, the Company issued 17,832 common shares, (2005 - 9,310 shares) at a fair value of $8,738 (2005 -
                  $4,562).

                  During March 2007, the Company completed the acquisition of a 100% interest in the La Trini Project by making the final option payment of US $200,000. The Company also issued 13,819 common shares, at a fair value of $8,705, in payment of the finder's fee.

                  The vendor has retained a 1% net smelter return royalty ("NSR") and the Company has the right to reduce the NSR to 0.5% through a cash payment of US $1,000,000.

         (b)      Sonora, Mexico

                  During  fiscal  2006,  the  Company  has  assembled,   through
                  staking, a portfolio of 11 mineral claims covering 114,014 hectares, located in Sonora State, Mexico. In addition, on November 27, 2006, the Company signed an option agreement to acquire a 100% interest in the San Carlos claim in Sonora State, Mexico. The San Carlos claim total approximately 22 hectares. In order to acquire its 100% interest, the Company must make option payments totaling US $175,000 as follows:

                       OPTION
                       PAYMENT         DUE DATE
                        US $
                         5,000         Upon signing the agreement (paid)
                         7,500         May 27, 2007
                        25,000         November 27, 2007
                        37,500         November 27, 2008
                        50,000         November 27, 2009
                        50,000         November 27, 2010
                    ----------
                       175,000
                    ==========

                  Subsequent to December 31, 2006, the Company made the US $7,500 payment due on May 27, 2007.

         (c)      San Jorge, Mexico

                  By agreement dated August 16, 2004, the Company purchased two mineral concessions, covering approximately 3,919 hectares, located in Zacatecas State, Mexico. Under the purchase agreement the Company paid $58,755 and issued 60,000 common shares, at a fair value of $66,000. During fiscal

                             TUMI RESOURCES LIMITED
                         (an Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (Expressed in Canadian Dollars)


4.       MINERAL RESOURCE INTERESTS (continued)

                  2006, the Company wrote-off $124,755 of acquisition costs on the San Jorge concessions to reflect the Company's abandonment and relinquishment of these concessions.

         (d)      Bergslagen District, Sweden

                  The Company has acquired, through staking, mineral concessions in Sweden. As at December 31, 2006, the Company has staked 15 exploration projects covering approximately 15,253 hectares, located in the Bergslagen District in south-central Sweden. During fiscal 2006, the Company wrote- off $7,481 of staking costs on an exploration project in Sweden to reflect the Company's abandonment.


5.       SHARE CAPITAL

         Authorized:  unlimited common shares with no par value

         Issued:                                   2006                        2005                        2004
                                        -------------------------   -------------------------   -------------------------
                                           SHARES        AMOUNT        SHARES        AMOUNT        SHARES        AMOUNT
                                             $                           $                           $

         Balance, beginning of year      18,551,370     8,114,653    18,371,060     8,070,761    14,451,200     5,529,478
                                        -----------   -----------   -----------   -----------   -----------   -----------
         Issued during the year:
         For cash
            private placements            6,658,000     4,127,960             -             -             -             -
            exercise of options                   -             -       171,000        39,330       158,000        72,600
            exercise of warrants                  -             -             -             -     2,951,860     1,555,393
         For agent's and finder's fees      120,395        57,006             -             -             -             -
         For option interests                17,832         8,738         9,310         4,562       810,000       876,500
         Reallocation from
            contributed surplus on
               exercise of options                -             -             -             -             -        36,790
                                        -----------   -----------   -----------   -----------   -----------   -----------
                                          6,796,227     4,193,704       180,310        43,892     3,919,860     2,541,283
         Less:  share issue costs                 -      (509,943)            -             -             -             -
                                        -----------   -----------   -----------   -----------   -----------   -----------
                                          6,796,227     3,683,761       180,310        43,892     3,919,860     2,541,283
                                        -----------   -----------   -----------   -----------   -----------   -----------
         Balance, end of year            25,347,597    11,798,414    18,551,370     8,114,653    18,371,060     8,070,761
                                        ===========   ===========   ===========   ===========   ===========   ===========

         (a) During fiscal 2006, the Company completed a private placement of 6,658,000 units, at $0.62 per unit, for gross proceeds of $4,127,960. Each unit comprised one common share of the Company and one- half of a share purchase warrant. Each full warrant is exercisable to purchase an additional common share at a price of $0.80 per share for a period of two years. In addition the Company may force conversion of the warrants if the common shares trade on a weighted average price of $1.25 per share for a period of twenty consecutive trading days.

                  Bolder Investment Partners, Ltd. ("Bolder") sold 3,500,000 units of the private placement. Bolder was paid a work fee of $5,000 and a cash commission of $120,283, issued 85,995 agent units and granted agent warrants to purchase a further 350,000 common shares of the Company. The Company has also paid a total of $98,530 cash, issued 28,400 common shares and 6,000 finders units and granted finders warrants to purchase a further 80,000 shares of the Company to its finders on the non-

                             TUMI RESOURCES LIMITED
                         (an Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (Expressed in Canadian Dollars)


5.       SHARE CAPITAL (continued)

                  brokered portion of the private placement. The agent and finder units and warrants have the same terms and conversion provisions as the private placement units and warrants.

                  The fair value of the agent and finders warrants and the warrants associated with the agent and finders units has been estimated using the Black-Scholes option pricing model. The assumptions used were: divided yield - 0%; expected volatility 92%; a risk-free interest rate of 4.00% - 4.14%; and an expected life of two years. The value assigned was $177,339.

                  The Company also incurred $51,785 of costs associated with the private placement. A director of the Company purchased 100,000 units of the private placement.

         (b) A summary of the number of common shares reserved pursuant to the Company's outstanding warrants at December 31, 2006, 2005 and 2004 and the changes for the years ending on those dates is as follows:

                                            2006          2005          2004

                  Balance,
                     beginning of year            -     3,918,640     6,870,500

                  Issued pursuant to
                     private placements   3,804,998             -             -
                  Exercised                       -             -    (2,951,860)
                  Expired                         -    (3,918,640)            -
                                        -----------   -----------   -----------
                  Balance, end of year    3,804,998             -     3,918,640
                                        ===========   ===========   ===========

                  The following table summarizes information about the number of common shares reserved pursuant to the Company's warrants outstanding and exercisable at December 31, 2006:

                       NUMBER            EXERCISE PRICE           EXPIRY DATE
                                               $
                     2,142,998                0.80                April 28, 2008
                     1,662,000                0.80                May 17, 2008
                  ------------
                     3,804,998
                  ============

         (c) See also Note 14.


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

         During the 2006 fiscal year, the Company granted 1,108,400 (2005 - 1,151,600; 2004 - 763,000) stock options to the Company's employees, directors and consultants and recorded compensation expense of $393,916 (2005 - $120,684; 2004 - $417,441). The Company also recorded an additional $14,400 (2005 - $20,400; 2004 - $nil) compensation expense for options which had vested during the fiscal year.

                             TUMI RESOURCES LIMITED
                         (an Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (Expressed in Canadian Dollars)


6.       STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

         The fair value of stock options granted to employees, directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the 2006, 2005 and 2004 fiscal years:

                                               2006                      2005                   2004

         Risk-free interest rate           3.79% - 4.16%             2.55% - 2.97%          1.18% - 2.89%
         Estimated volatility                88% - 96%                 76% - 79%              73% - 86 %
         Expected life                        3 years            0.25 year - 1.5 years         1.5 years
         Expected dividend yield                0%                         0%                     0%

         The fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the year to the Company's employees, directors and consultants was $0.36 (2005 -$0.12; 2004 - $0.55) per share.

         Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

         A summary of the Company's outstanding stock options at December 31, 2006, 2005 and 2004 and the changes for the years ending on those dates is as follows:

                                                 2006                     2005                       2004
                                     ------------------------   ------------------------   ------------------------
                                                   WEIGHTED                   WEIGHTED                   WEIGHTED
                                                    AVERAGE                    AVERAGE                    AVERAGE
                                       OPTIONS     EXERCISE      OPTIONS      EXERCISE      OPTIONS      EXERCISE
                                     OUTSTANDING     PRICE      OUTSTANDING     PRICE      OUTSTANDING     PRICE
                                                       $                          $                          $

         Balance, beginning of year    1,351,600      0.49        1,273,400      0.81          898,400      0.47
         Granted                       1,108,400      0.56        1,151,600      0.47          763,000      1.05
         Exercised                             -       -           (171,000)     0.23         (158,000)     0.46
         Cancelled / expired            (200,000)     0.57         (902,400)     0.97         (230,000)     0.53
                                     -----------                -----------                 ----------
         Balance, end of year          2,260,000      0.51        1,351,600      0.49        1,273,400      0.81
                                     ===========                ===========                 ==========

         The following table summarizes information about the stock options outstanding and exercisable at December 31, 2006:

             NUMBER            EXERCISE
          EXERCISABLE            PRICE             EXPIRY DATE
                                   $

              980,600             0.50             April 8, 2008
              171,000             0.30             July 20, 2008
              548,000             0.50             January 16, 2009
              120,000             0.61             April 28, 2009
              365,400             0.62             May 19, 2009
               75,000             0.62             September 20, 2009
         ------------
            2,260,000
         ============

         See also Note 14(a).

                             TUMI RESOURCES LIMITED
                         (an Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (Expressed in Canadian Dollars)


7.       CONTRIBUTED SURPLUS

                                            2006          2005          2004
                                              $             $             $

         Balance, beginning of year         800,068       658,984       278,333

         Stock-based compensation(Note 6)   408,316       141,084       417,441
         Stock options exercised            177,339             -       (36,790)
                                        -----------   -----------   -----------
         Balance, end of year             1,385,723       800,068       658,984
                                        ===========   ===========   ===========


8.       INCOME TAXES

         Future income tax assets and liabilities of the Company as at December 31, 2006 and 2005 are as follows:

                                                          2006          2005
                                                           $              $
         Future income tax assets (liabilities)

         Losses carried forward                         1,406,000     1,256,000
         Share issue costs                                139,000        49,000
         Mineral resource interests                      (808,000)      570,000
                                                      -----------   -----------
                                                          737,000     1,875,000
         Valuation allowance                             (737,000)   (1,875,000)
                                                      -----------   -----------
         Net future income tax asset                            -             -
                                                      ===========   ===========

         The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:
                                            2006          2005          2004
                                              $             $             $

         Income tax rate reconciliation

         Combined federal and provincial
             income tax rate                34.1%         34.3%         35.6%
                                        ===========   ===========   ===========

         Expected income tax recovery      (298,600)   (1,209,800)     (824,200)

         Foreign income tax rate
             differences                     10,500        10,800        37,000

         Deductible mineral resource
             interests cost additions      (309,600)     (191,000)     (464,400)

         Other                              (56,700)        3,700        61,100

         Non-deductible stock-based
             compensation                   139,300        49,200       148,600

         Write-off of mineral resource
             interests                       45,100       373,200       343,800

         Unrecognized benefit of income
             tax losses                     470,000       963,900       698,100
                                        -----------   -----------   -----------
         Actual income tax recovery               -             -             -
                                        ===========   ===========   ===========

         As at December 31, 2006, the Company has non-capital losses of approximately $2,030,000 and accumulated pools of approximately $431,000 for Canadian income tax purposes to offset against future income. The non- capital losses expire commencing 2007 to 2016. The pools can be carried forward indefinitely.

                             TUMI RESOURCES LIMITED
                         (an Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (Expressed in Canadian Dollars)


8.       INCOME TAXES (continued)

         The Company also has non-capital losses of approximately $2,156,000 for Mexican income tax purposes and approximately $7,600 for Swedish income tax purposes.

         Future income tax benefits  which may arise as a result of these losses
         have  not  been  recognized  in  the  financial   statements  as  their
         realization is unlikely.


9.       RELATED PARTY TRANSACTIONS

         During the 2006 fiscal year, the Company:

         i)       incurred  $38,200 (2005 - $29,145;  2004 - $43,030) for office rent and accounting, management and administration services provided by a director and private corporations owned by a director of the Company;

         ii)      incurred  $99,000  (2005  -  $79,000;   2004  -  $72,000)  for
                  management services provided by the President of the Company. Of this amount, $51,772 (2005 - $25,753; 2004 - $40,200) has been  capitalized  as  geological  costs in  mineral  resource interests  and  $47,228  (2005  -  $53,247;  2004  -  $31,800)
                  expensed as management fees; and

         iii) received $6,788 (2005 - $7,235; 2004 - $nil) other income from Tinka Resources Limited ("Tinka"), for rental of its condominium in Peru, and was reimbursed $24,000 (2005 - $17,800; 2004 - $nil) for shared office personnel from Tinka and Mawson Resources Limited ("Mawson"). Tinka and Mawson are public companies with certain directors in common.

         Unless otherwise stated, related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to by the related parties.


10.      SEGMENTED INFORMATION

         The Company is involved in mineral exploration and development activities in Mexico and Sweden. The Company also owns a condominium in Peru. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results.

         The Company's total assets are segmented geographically as follows:


                                                                           2006
                                       ----------------------------------------------------------------------------
                                          CANADA          MEXICO           PERU           SWEDEN          TOTAL
                                             $              $               $               $               $

         Current assets                    2,873,332         72,654               -          61,684       3,007,670
         Property and equipment               11,264         67,522         116,233          41,121         236,140
         Mineral resource interests                -      1,674,877               -         693,406       2,368,283
         Other assets                              -              -               -           6,742           6,742
                                       -------------   ------------    ------------    ------------    ------------
                                           2,884,596      1,815,053         116,233         802,953       5,618,835
                                       =============   ============    ============    ============    ============

                                      F-14

                             TUMI RESOURCES LIMITED
                         (an Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (Expressed in Canadian Dollars)



10.      SEGMENTED INFORMATION (continued)



                                                                           2005
                                       ----------------------------------------------------------------------------
                                          CANADA          MEXICO           PERU           SWEDEN          TOTAL
                                             $              $               $               $               $

         Current assets                    1,015,868         85,151               -               -       1,101,019
         Property and equipment               11,826         26,334         122,877               -         161,037
         Mineral resource interests                -        853,011               -          36,859         889,870
                                       -------------   ------------    ------------    ------------    ------------
                                           1,027,694        964,496         122,877          36,859       2,151,926
                                       =============   ============    ============    ============    ============


11.      SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash operating, investing and financing activities were conducted by the Company as follows:

                                                          2006          2005          2004
                                                           $             $             $

         Operating activity

         Accounts payable for mineral
             resource interests                            84,335             -             -
                                                      ===========   ===========   ===========
         Investing activities

         Shares issued for option interests                (8,738)       (4,562)     (876,500)
         Expenditures on mineral resource interests       (84,335)            -             -
                                                      -----------   -----------   -----------
                                                          (93,073)       (4,562)     (876,500)
                                                      ===========   ===========   ===========

         Financing activities

         Shares issued for option interests                 8,738         4,562       876,500
         Share issue costs                                (74,645)            -             -
         Shares issued for non-cash consideration          74,645             -             -
         Shares issued on exercise of stock options             -             -        36,790
         Contributed surplus                                    -             -       (36,790)
                                                      -----------   -----------   -----------
                                                            8,738         4,562       876,500
                                                      ===========   ===========   ===========

         Other supplementary cash flow information:

                                            2006          2005          2004
                                             $             $             $

         Interest paid in cash                    -             -             -
                                        ===========   ===========   ===========

         Income taxes paid in cash                -             -             -
                                        ===========   ===========   ===========

                             TUMI RESOURCES LIMITED
                         (an Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (Expressed in Canadian Dollars)


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

         (c)      Foreign Currency Risk

                  The Company is subject to foreign exchange rate risk as certain of the Company's subsidiaries and operations incur transactions and have assets and liabilities denominated in currencies other that the Company's functional currency, which is the Canadian dollar.


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

                  Consolidated Statements of Loss

                                                          INCEPTION TO
                                                              2006           2006           2005           2004
                                                                $              $              $              $

                  Net loss under Canadian GAAP              (7,684,670)      (875,106)    (3,469,568)    (2,315,049)
                  Mineral resource interests expensed (i)   (1,714,364)    (1,114,270)     1,182,426       (905,027)
                  Other compensation (ii)                      (40,220)             -              -              -
                                                          ------------   ------------   ------------   ------------
                  Net loss under US GAAP                    (9,439,254)    (1,989,376)    (2,287,142)    (3,220,076)
                                                          ============   ============   ============   ============

                  Loss per share under US GAAP                                  (0.09)         (0.12)         (0.20)
                                                                         ============   ============   ============
                  Weighted average shares outstanding
                      under US GAAP (iii)                                  22,947,526     18,457,301     15,966,701
                                                                         ============   ============   ============

                             TUMI RESOURCES LIMITED
                         (an Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (Expressed in Canadian Dollars)


13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  Consolidated Balance Sheets

                                                              2006           2005
                                                                $              $

                  Total assets under Canadian GAAP           5,618,835      2,151,926
                  Unproven mineral interests expensed (i)   (1,714,364)      (600,094)
                                                          ------------   ------------
                  Total assets under US GAAP                 3,904,471      1,551,832
                                                          ============   ============

                  Total liabilities under Canadian GAAP        119,368         46,769
                                                          ------------   ------------
                  Total liabilities under US GAAP              119,368         46,769
                                                          ============   ============

                  Total shareholders' equity under
                     Canadian GAAP                           5,499,467      2,105,157
                  Unproven mineral interests expensed (i)   (1,714,364)      (600,094)
                                                          ------------   ------------
                  Total shareholders' equity under US GAAP   3,785,103     (1,505,063)
                                                          ============   ============


                  Consolidated Statements of Cash Flows

                                                          INCEPTION TO
                                                              2006           2006           2005           2004
                                                                $              $              $              $

                  Operating activities
                  Cash used per Canadian GAAP               (1,952,315)      (333,555)      (404,924)      (637,845)
                  Interests in unproven mineral claims and
                       deferred exploration costs (i)       (5,540,288)    (1,504,293)      (851,469)    (1,860,369)
                                                          ------------   ------------   ------------   ------------
                  Cash used per US GAAP                     (7,492,603)    (1,837,848)    (1,256,393)    (2,498,214)
                                                          ============   ============   ============   ============
                  Investing activities
                  Cash used per Canadian GAAP               (5,854,513)    (1,616,080)      (856,473)    (2,045,284)
                  Interests in unproven mineral claims and
                       deferred exploration costs (i)        5,540,288      1,504,293        851,469      1,860,369
                                                          ------------   ------------   ------------   ------------
                  Cash used per US GAAP                       (314,225)      (111,787)        (5,004)      (184,915)
                                                          ============   ============   ============   ============

                  (i)      Mineral Resource Interests

                           Mineral property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2. For US GAAP purposes, the Company expenses exploration costs relating to mineral interests. When proven and probable reserves are determined for an interest and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties would then be amortized using the unit of production method over the estimated life of the ore body based on proven and probable reserves and would be assessed periodically for recoverability of carrying values.

                             TUMI RESOURCES LIMITED
                         (an Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (Expressed in Canadian Dollars)


13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                           For US GAAP purposes, the Company has adopted the provisions of EITF 04-2, "Whether Mineral Rights are Tangible or Intangible Assets" and FSP FAS 141-1 and 142-1 which concluded that mineral rights are tangible assets. Accordingly, the Company capitalizes costs related to the acquisition of mineral rights. The effect of adoption of EITF 04-2 is to increase previously reported loss and loss per share for fiscal 2005 by $882,622 and $0.04, respectively and reduce previously reported loss and loss per share for fiscal 2004 by $484,954 and $0.03, respectively. In addition, total assets and shareholders' equity are increased by $289,776, as at December 31, 2005.

                  (ii)     Private Placements of Common Stock

                           The Company conducts the majority of its equity financings pursuant to private placements. Under the policies of the TSXV, the Company may provide a discount off the market price of the Company's common stock. US GAAP requires the recognition of the market value of the Company's common stock as a credit to share capital, with a charge to operations for the portion of the discount relating to equity financings conducted with officers and directors of the Company and a charge to shareholders' equity, as a capital distribution, for the discount relating to the remaining portion of the equity financings. Under US GAAP there is no net change to shareholders' equity.

                  (iii)    Escrow Shares

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

                           The Company had previously issued common shares which were held under escrow and released pursuant to a time-based formula. As at December 31, 2006, 2005 and 2004, all of these shares have been released. As at December 31, 2003, 757,800 shares were held under escrow. Under Canadian GAAP, all of the escrowed shares have been included in the calculation of the weighted average number of shares outstanding whereas, under US GAAP, only shares actually released from escrow have been included.

                  (iv)     Functional Currency

                           The Company's functional currency is the Canadian dollar.

         (b)      Recent Accounting Pronouncements

                  United States Pronouncements

                  The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards ("SFAS") 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value,

                             TUMI RESOURCES LIMITED
                         (an Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (Expressed in Canadian Dollars)


13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  establishes a framework for consistently measuring fair value under GAAP and expands disclosures about fair value measurements. SFAS 157 is effective beginning January 1, 2008, and the provisions of SFAS 157 will be applied prospectively as of that date. The adoption of SFAS 157 is not expected to have an effect on the Company's financial position.

                  In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Liabilities - Including an amendment of FASB Statement No. 115". SFAS 159 permits entities to choose to measure certain financial assets and liabilities at fair value at specified election dates. Unrealized gains and losses, arising subsequent to adoption, are reported in earnings. SFAS 159 will be effective for fiscal years beginning after November 2007 with early adoption possible but subject to certain requirements. The adoption of SFAS 159 is not expected to have an effect on the Company's financial position.

                  The FASB has also issued FAS Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FAS Interpretation No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 is not expected to have an effect on the Company's financial position.

                  Canadian Pronouncements

                  The  Company   believes   that  there  are  no  new   Canadian
                  pronouncements which will have a material effect on the Company's financial position or results of operations.


14.      SUBSEQUENT EVENTS

         (a)      Subsequent to December 31, 2006, the Company:

                  i) granted stock options to employees directors and consultants to acquire 60,000 common shares at an exercise price of $0.60 per share, for a period of three years, and 375,000 common shares at an exercise price of $0.80 per share, for a period of three years; and

                  ii)      issued  205,500  common  shares for  $137,000  on the
                           exercise   of  90,000   stock   options  and  115,000
                           warrants.

         (b)      See also Notes 4(a) and (b).

                                                                      SCHEDULE I

                             TUMI RESOURCES LIMITED
               CONSOLIDATED SCHEDULE OF MINERAL RESOURCE INTERESTS
                         FOR THE YEARS ENDED DECEMBER 31





                                                                2006                                      2005
                                --------------------------------------------------------------------   ------------
                                                 MEXICO                      SWEDEN
                                ----------------------------------------  ------------
                                    SAN             LA                      BERGSLAGEN
                                   JORGE          TRINI         SONORA       DISTRICT       TOTAL          TOTAL
                                     $              $             $             $             $              $

BALANCE, BEGINNING OF YEAR           124,755       728,256             -        36,859       889,870      2,954,918
                                ------------  ------------  ------------  ------------  ------------   ------------
COSTS INCURRED DURING YEAR

     EXPLORATION

     Airborne survey                       -             -             -        79,516        79,516              -
     Amortization                          -         1,438         6,133         5,710        13,281          4,951
     Assays                                -         3,084        26,424           794        30,302         39,127
     Assay preparation                     -         1,870        14,975             -        16,845              -
     Camp costs                            -         3,985        20,950             -        24,935          4,077
     Consulting                            -        12,207        98,717        13,575       124,499              -
     Database                              -             -             -        23,266        23,266              -
     Drilling                              -             -             -             -             -         86,974
     Environmental                         -             -             -             -             -          7,460
     Equipment rental                      -         7,131        12,998             -        20,129         22,941
     Exploration site costs                -        14,296        60,944        40,622       115,862        133,464
     Field workers                         -         3,288        44,363             -        47,651              -
     Fuel                                  -         3,272        15,848         2,898        22,018              -
     Geological                            -        14,622        23,377             -        37,999        304,586
     Geophysical                           -             -             -        92,950        92,950         19,486
     Legal                                 -             -             -             -             -         18,092
     Maps                                  -             -         3,510         3,614         7,124              -
     Mine rights                           -        11,190           133             -        11,323              -
     Other                                 -         1,085        10,869             -        11,954              -
     Repair and maintenance                -         1,141        19,644             -        20,785              -
     Salaries and benefits                 -        42,972       135,923       169,948       348,843              -
     Supplies                              -         2,983        24,416             -        27,399          7,188
     Topography                            -             -             -             -             -            897
     Travel                                -             -         1,523        43,547        45,070         14,192
                                ------------  ------------  ------------  ------------  ------------   ------------
                                           -       124,564       520,747       476,440     1,121,751        663,435
                                ------------  ------------  ------------  ------------  ------------   ------------
     ACQUISITION

     Cash payments                         -       225,160         6,570             -       231,730        156,126
     Issuance of shares                    -         8,738             -             -         8,738          4,562
     Staking and related costs             -             -        60,842        60,370       121,212         36,859
     Geological fees                       -             -             -       127,218       127,218              -
                                ------------  ------------  ------------  ------------  ------------   ------------
                                           -       233,898        67,412       187,588       488,898        197,547
                                ------------  ------------  ------------  ------------  ------------   ------------
                                           -       358,462       588,159       664,028     1,610,649        860,982
                                ------------  ------------  ------------  ------------  ------------   ------------
BALANCE BEFORE WRITE-OFFS            124,755     1,086,718       588,159       700,887     2,500,519      3,815,900

WRITE-OFFS                          (124,755)            -             -        (7,481)     (132,236)    (2,926,030)
                                ------------  ------------  ------------  ------------  ------------   ------------
BALANCE, END OF YEAR                       -     1,086,718       588,159       693,406     2,368,283        889,870
                                ============  ============  ============  ============  ============   ============