Form 20-F
period 2008-05-31
TUMI RESOURCES LTD
filed 2008-06-26
CIK 1191832

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark One)

[ ] Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

                                       or

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
                27,795,706 COMMON SHARES AS OF DECEMBER 31, 2007

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

GENERAL INFORMATION:

UNLESS OTHERWISE INDICATED, ALL REFERENCES HEREIN ARE TO CANADIAN DOLLARS.

The Company is required under Canadian law (National Instrument 43-101 Standards Of Disclosure For Mineral Projects) ("NI 43-101") to calculate and categorize "mineral reserve", "proven mineral reserve", "probable mineral reserve", "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" under the Canadian Institute of Mining Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Reserves - Definitions and Guidelines adopted by the CIM in August 2000. These standards establish definitions and guidelines for the reporting of exploration information, mineral resources and mineral reserves in Canada. These definitions have not been adopted for use in the United States of America by the Securities and Exchange Commission (the "SEC"). Under these guidelines, the CIM definitions of proven and probable mineral reserves do not equate to the definitions of proven and probable reserves as set out in Guide 7 of the Securities Act Industry Guides adopted by the SEC ("Guide 7"). In addition, Canadian law requires disclosure of mineral resources that equate to measured, indicated and inferred resources.

                                    GLOSSARY

The following is a glossary of geological terms used in this report:

ADIT                                  a horizontal shaft, or passage

AG                                    silver

ANDESITE                              dark-colored fine-grained extrusive rock

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

DOLOMITE                              a carbonate sedimentary rock

FELSIC an igneous rock having abundant light colored minerals as its constituents.

ELECTROMAGNETIC SURVEY                a survey  to  measure  electrical  current
                                      (conductivity and resistivity) responses passing through the near earth's surface
                                      (survey uses an electric generator).

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

HORNFELS                              a  fine-grained   rock  mostly  formed  by
                                      contact metamorphism

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

M                                     metres

MAFIC dominantly dark-colored minerals in an igneous rock

MARBLE                                re-crystallized carbonate rock

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

PB                                    lead

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

PROFESSIONAL ASSOCIATION              for the  purposes of the  definition  of a
                                      Qualified    Person    below,    means   a
                                      self-regulatory organization of engineers,
                                      geoscientists   or  both   engineers   and
                                      geoscientists  that  (a)  has  been  given
                                      authority or recognition  by statute;  (b)
                                      admits  members  primarily on the basis of
                                      their    academic    qualifications    and
                                      experience;  c) requires  compliance  with
                                      the  professional  standards of competence
                                      and    ethics     established    by    the
                                      organization; and (d) has disciplinary powers, including the power to suspend or expel a member.

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

PYRITE                                iron sulphide

QUALIFIED PERSON                      an  individual  who (a) is an  engineer or
                                      geoscientist  with at least  five years of
                                      experience  in mineral  exploration,  mine
                                      development   or   operation   or  mineral
                                      project assessment,  or any combination of
                                      these; (b) has experience  relevant to the
                                      subject matter of the mineral  project and
                                      the technical  report;  and c) is a member
                                      in  good   standing   of  a   professional
                                      association.

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

SEK                                   Swedish  Kronor,   one  Swedish  Krona  is
                                      equivalent to approximately $0.1655 as at May 31, 2008.

SGU                                   Resources   Information   Office   of  the
                                      Geological   Survey  of  Sweden  (Sveriges
                                      Geologiska Undersokning).

SILICIFIED                            a  rock  altered  by the  introduction  of
                                      silica.

SKARN a rock formed by contact metamorphism of carbonate rocks.

STRIKE                                the direction of a horizontal  line on the
                                      surface  of  the  bed,  or  other   planar
                                      feature.

SULPHIDE                              a compound of sulfur with another element.

SUPERGENE                             enrichment  formed near the surface caused
                                      by acidic  solutions  that  leach  metals,
                                      move  downwards  and   re-precipitate  and
                                      concentrate the metals.

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


ITEM 3.  KEY INFORMATION.
--------------------------------------------------------------------------------

SELECTED FINANCIAL DATA

To date the Company has not generated any cash flow from operations to fund ongoing operational requirements and cash commitments. The Company has financed its operations principally through the sale of its equity securities. The Company currently has sufficient financial resources to undertake by itself all of its anticipated exploration activities and ongoing level of corporate activities for the ensuing year. However, exploration activities may change due to ongoing results and recommendations or the Company may acquire additional mineral properties, which may entail significant funding or exploration commitments. In the event that the occasion arises the Company may be required to obtain additional financing. It will continue to rely on the sale of its equity securities to provide funds for its activities. However, there is no assurance that it will be able to do so.

The selected financial data of the Company for the years ended December 31, 2007, 2006 and 2005, was derived from the financial statements of the Company which have been audited by D & H Group LLP, independent Chartered Accountants, as indicated in their report which is included elsewhere in this report. The selected financial data set forth for the years ended December 31, 2004 and 2003, are derived from the Company's audited consolidated financial statements, not included herein.

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


                                        ----------------------------------------------------------------------------
                                                                   YEAR ENDED DECEMBER 31,
                                        ----------------------------------------------------------------------------
                                            2007            2006            2005            2004            2003
                                        ------------    ------------    ------------    ------------    ------------

Interest Income                              $87,216        $107,465         $39,837         $41,932          $4,301
General and Administrative Expenses         $696,365        $817,658        $563,131        $922,548        $724,720
Net (Loss)                                 $(732,834)      $(875,106)    $(3,469,568)    $(2,315,049)      $(760,404)
Total Assets                              $6,812,945      $5,618,835      $2,151,926      $5,450,179      $4,921,717
Net Assets                                $6,572,005      $5,499,467      $2,105,157      $5,389,749      $4,782,864
Capital Stock                            $13,379,705     $11,798,414      $8,114,653      $8,070,761      $5,529,478
Weighted Average Number of Shares         25,928,123      22,947,526      18,457,301      16,535,570       8,417,122
Dividends per Share                              Nil             Nil             Nil             Nil             Nil
Basic and Fully Diluted (Loss) per Share      $(0.03)         $(0.04)         $(0.19)         $(0.14)         $(0.09)


ADJUSTMENT TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The financial statements of the Company are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from US GAAP. The material differences between Canadian and US GAAP, in respect of these financial statements, are summarized in the tables below.

Consolidated Statements of Loss


                                                   INCEPTION TO
                                                       2007            2007            2006            2005
                                                         $               $               $               $

Net loss under Canadian GAAP                         (8,417,504)       (732,834)       (875,106)     (3,469,568)
Mineral resource interests expensed (i)              (3,494,985)     (1,780,621)     (1,114,270)      1,182,426
                                                   ------------    ------------    ------------    ------------
Net loss under US GAAP                              (11,912,489)     (2,513,455)     (1,989,376)     (2,287,142)
                                                   ============    ============    ============    ============

Loss per share under US GAAP                                              (0.10)          (0.09)          (0.12)
                                                                   ============    ============    ============


Consolidated Balance Sheets
                                                       2007            2006
                                                         $               $

Total assets under Canadian GAAP                      6,812,945       5,618,835
Unproven mineral interests expensed (i)              (3,494,985)     (1,714,364)
                                                   ------------    ------------
Total assets under US GAAP                            3,317,960       3,904,471
                                                   ============    ============

Total liabilities under Canadian GAAP                   240,940         119,368
                                                   ------------    ------------
Total liabilities under US GAAP                         240,940         119,368
                                                   ============    ============

Total shareholders' equity under Canadian GAAP        6,572,005       5,499,467
Unproven mineral interests expensed (i)              (3,494,985)     (1,714,364)
                                                   ------------    ------------
Total shareholders' equity under US GAAP              3,077,020       3,785,103
                                                   ============    ============

Consolidated Statements of Cash Flows

                                                   INCEPTION TO
                                                       2007            2007            2006            2005
                                                         $               $               $               $

Operating activities

Cash used per Canadian GAAP                          (2,352,371)       (400,056)       (333,555)       (404,924)
Interests in unproven mineral claims and
   deferred exploration costs (i)                    (7,522,991)     (1,982,703)     (1,504,293)       (851,469)
                                                   ------------    ------------    ------------    ------------
Cash used per US GAAP                                (9,875,362)     (2,382,759)     (1,837,848)     (1,256,393)
                                                   ============    ============    ============    ============

Investing activities

Cash used per Canadian GAAP                          (7,840,467)     (1,985,954)     (1,616,080)       (856,473)
Interests in unproven mineral claims and
   deferred exploration costs (i)                     7,522,991       1,982,703       1,504,293         851,469
                                                   ------------    ------------    ------------    ------------
Cash used per US GAAP                                  (317,476)         (3,251)       (111,787)         (5,004)
                                                   ============    ============    ============    ============

(i)      Mineral Resource Interests

         Mineral property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP. For US GAAP purposes, the Company expenses exploration costs relating to mineral interests. When proven and probable reserves are determined for an interest and a feasibility study prepared, then subsequent development costs of the property would be capitalized. The capitalized costs of such properties would then be amortized using the unit of production method over the estimated life of the ore body based on proven and probable reserves and would be assessed periodically for recoverability of carrying values.

         For US GAAP purposes, the Company has adopted the provisions of EITF 04-2, "Whether Mineral Rights are Tangible or Intangible Assets" and FSP FAS 141-1 and 142-1 which concluded that mineral rights are tangible assets. Accordingly, the Company capitalizes costs related to the acquisition of mineral rights.

(ii)     Private Placements of Common Stock

         The Company conducts the majority of its equity financings pursuant to private placements. Under the policies of the TSX Venture Exchange, on which the Company's common stock is listed, the Company may provide a discount off the market price of the Company's common stock. US GAAP does not permit a discount from the market price. US GAAP requires the recognition of the market value of the Company's common stock as a credit to share capital, with a charge to operations for the portion of the discount relating to equity financings conducted with officers and directors of the Company and a charge to shareholders' equity, as a capital distribution, for the discount relating to the remaining portion of the equity financings.

         With the adoption of Statement of Financial Accounting Standards No. 123R in fiscal 2007, there exists no difference between Canadian and US GAAP and no adjustment is required.

(iii)    Functional Currency

         The Company's functional currency is the Canadian dollar.

RECENT UNITED STATES ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards ("SFAS") 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for consistently measuring fair value under GAAP and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB approved FSP FAS 157-2, which grants a one-year deferral of SFAS 157 fair value measurement requirements for non-financial assets and liabilities, except for items that are recognized or disclosed at fair value on a recurring basis. The Company is currently evaluating the impact of SFAS 157 on the Company's financial position and results of operations.

In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Liabilities - Including an amendment of FASB Statement No. 115". SFAS 159 permits entities to choose to measure certain financial assets and liabilities at fair value at specified election dates. Unrealized gains and losses, arising subsequent to adoption, are reported in earnings. SFAS 159 will be effective for fiscal years beginning after November 15, 2007, with early adoption possible but subject to certain requirements. The Company is currently evaluating the impact of SFAS 159 on the Company's financial statements.

In March 2008, the FASB issued SFAS 161, "Disclosures About Derivative Instruments and Hedging Activities - An Amendment of SFAS 133". SFAS 161
requires  enhanced   disclosures  about  an  entity's   derivative  and  hedging
activities to provide information about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretation, and (c) how derivative instruments and related hedged items affected an entity's financial position, financial performance, and cash flows. SFAS 161 is effective prospectively for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The adoption of SFAS 161 is not expected to have an effect on the Company's financial statements.

In May 2008, the FASB issued SFAS 162, "The Hierarchy of Generally Accepted Accounting Principles". SFAS 162 sets out the framework for selecting accounting principles to be used in preparing financial statements that are presented in conformity with US GAAP. Up to now, the US GAAP hierarchy has been defined in the US auditing literature. Because of the interrelationship with the auditing literature, SFAS 162 will be effective 60 days following the SEC's approval of the PCAOB's amendments to their auditing standards. The adoption of SFAS 162 is not expected to have an effect on the Company's financial statements.

EXCHANGE RATE HISTORY

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one US dollar for the fiscal years ended December 31, 2007, 2006, 2005, 2004 and 2003.

         PERIOD                                                    AVERAGE
         -----------------------------------                       -------
         January 1, 2007 - December 31, 2007                        0.9376
         January 1, 2006 - December 31, 2006                        0.8847
         January 1, 2005 - December 31, 2005                        0.8276
         January 1, 2004 - December 31, 2004                        0.7702
         January 1, 2003 - December 31, 2003                        0.7186

The following table sets forth high and low exchange rates for one Canadian dollar expressed in terms of one US dollar for the six-months ended May 31, 2008.

         MONTH                                      HIGH             LOW
         -------------                             ------           ------
         May 2008                                  1.0163           0.9816
         April 2008                                0.9979           0.9739
         March 2008                                1.0162           0.9732
         February 2008                             1.0291           0.9815
         January 2008                              1.0096           0.9714
         December 2007                             1.0221           0.9789

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

The noon rate of exchange on May 30, 2008, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN $1.0062 (US $0.9938 = CDN $1.00).

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

All of the Company's property interests are in the exploration stage and do not contain any "reserves", as that term is defined in Industry Guide 7 adopted by the SEC. The term "reserves" is defined in Industry Guide 7 as "that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination." Industry Guide 7 is available from the SEC's website at:
                http://www.sec.gov/about/forms/industryguides.pdf

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

Continued exploration of the Company's projects depends on satisfactory exploration results. The long-term profitability of the Company's operations will be, in part, directly related to the cost and success of its exploration programs, which may be affected by a number of factors beyond the Company's control.

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

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior natural resources exploration companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common shares fluctuated from a low of $0.34 to a high of $1.15 during the 12-month period ending May 31, 2008. Continued price fluctuations will have a significant impact on the Company's ability to complete equity financings.

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

All of the Company's current mineral claim interests are located outside of Canada. As a result, such interests may be affected by government regulations and treaties, as well as by laws and policies of Canada affecting foreign trade, investment and taxation. In addition, it may be difficult to enforce judgments obtained in Canadian courts against assets located outside of Canada.

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

In those jurisdictions where the Company has property interests, the Company makes a search of mining records in accordance with mining industry practices to confirm that it has acquired, or upon exercise of any option, can acquire, satisfactory title to the properties but does not intend to obtain title insurance with respect to such properties. It is possible that title to one or more of the concessions in which the Company has an interest, particularly title to undeveloped claims, might be defective because of errors or omissions in the chain of title, including defects in conveyances and defects in locating or maintaining such claims, or concessions.

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

As of the date of this annual report, all material conflicts of interests that arose between January 1, 2007 and the date of this filing have been described in "Item 7. Major Shareholders and Related Party Transactions." Except as disclosed above, the Company has no specific internal policy governing conflicts of interest.

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

Corporate accounting, management and administration are provided, in part, by Chase Management Ltd. ("Chase Management"), a company owned by Mr. Nick DeMare, a director of the Company. In the event the Company needs to employ additional personnel, it will need to recruit qualified personnel to staff its operations. The Company believes that such personnel currently are available at reasonable salaries and wages in the geographic areas in which the Company operates. There can be no assurance, however, that such personnel will be available in the future. In addition, it cannot be predicted whether the labor staffing at any of the Company's projects will be unionized, which may result in potentially higher operating costs.

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

Effective November 24, 2003, the Company's common stock was listed for quotation on the OTC Bulletin Board (the "OTCBB") operated by the National Association of Securities Dealers, where it currently trades under the symbol "TUMIF".

The Company's registered, corporate and principal executive office is located at Suite 1305 - 1090 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3V7. The contact person is Mariana Bermudez, Corporate Secretary. The telephone number is (604) 669-0202; the facsimile number is (604) 683-1585. The Company maintains a website: . The Company does not have a registered agent in the United States.

BUSINESS OVERVIEW

The Company is an exploration stage company exploring primarily for gold and silver. To date, the Company has not earned any production revenue, nor found any proved reserves on any of its properties. Since the completion of its original option agreement to acquire and explore a resource property in Peru, the Company has proceeded to acquire interests in resource properties located in Mexico. In addition, during fiscal 2005, the Company acquired, through staking, mineral concessions in Sweden. The Company is currently focusing its financial resources in conducting exploration programs for gold and silver on the El Colorado Property in Mexico and on the Sala and Vitturn Projects in Sweden. At this time, the Company has no producing properties and, consequently, has no current operating income or cash flow. The Company has not yet determined whether the properties owned by the Company or in which the Company has an option to acquire an interest have ore reserves that are economically recoverable. As a result, the Company is considered an exploration stage company.

MINERAL INTEREST AGREEMENTS

LA TRINI, MEXICO

By agreement dated January 19, 2005, the Company acquired the rights to acquire a 100% interest in the La Trini and Mololoa mineral claims ("La Trini Project"). The La Trini Project covers 356 hectares and is located in the Jalisco silver belt approximately 100 kilometres northwest of Guadalajara, Jalisco State, Mexico. In order to acquire its 100% interest, the Company was required to make option payments totaling US $500,000. During fiscal 2007, the Company completed the acquisition of the100% interest in the La Trini Project by making the final option payment of US $200,000.

The Company also agreed to pay a finder's fee of 3.75% on option payments made, payable in common shares of the Company. The Company has issued a total of 40,961 common shares, at a fair value of $22,006, in payment of the finder's fee.

The vendor has retained a 1% net smelter return royalty ("NSR") and the Company has the right to reduce the NSR to 0.5% through a cash payment of US $1,000,000.

See "Item 4. Information on the Company - Principal Properties - La Trini, Mexico".

SONORA, MEXICO

By agreement dated June 1, 2007, the Company entered into an agreement with Minera Genminmex S.A. ("Genminmex"), a wholly-owned subsidiary of General Minerals Corporation (Delaware), whereby Genminmex was granted an option to earn an undivided 70% interest in the Batamote concessions (the "Batamote Property") covering 35,180 hectares, located in Sonora State, Mexico, as follows:

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

On November 27, 2006, the Company signed an option agreement to acquire a 100% interest in the San Carlos claim in Sonora State, Mexico. The San Carlos claim totals approximately 22 hectares. In order to acquire its 100% interest, the Company was required to make option payments totaling US $175,000. After making payments totaling US $12,500, the Company determined, in June 2007, to terminate the option agreement. Accordingly, the Company wrote-off $18,476 of acquisition and exploration costs in fiscal 2007 to reflect the termination of the option agreement.

As at December 31, 2007, the Company maintained a portfolio of eight mineral claims covering 114,014 hectares, located in Sonora State, Mexico.

See "Item 4.  Information on the Company - Other Properties - Mexico".

BERGSLAGEN DISTRICT, SWEDEN

The Company has acquired, through staking, mineral concessions in Sweden. As at December 31, 2007, the Company maintained 15 exploration projects covering approximately 15,253 hectares, located in the Bergslagen District in south-central Sweden. During fiscal 2007, the Company wrote-off $23,420 of staking costs on exploration projects in Sweden to reflect the Company's abandonment of certain concessions.

By agreement dated April 28, 2008, the Company entered into an agreement with Goldsearch Limited ("Goldsearch"), a publicly traded company on the Australian Stock Exchange, whereby Goldsearch was granted an option to earn an undivided 70% interest in the Company's Jugansbo, Sala 4, Kobergs and Hallefors mineral concessions, covering approximately 2,965 hectares in the Bergslagen District, Sweden, by incurring a total of Euros 1,000,000 on exploration expenditures by April 28, 2011, with Euros 100,000 incurred by April 28, 2009 and cumulative expenditures of Euros 300,000 by April 28, 2010.

See "Item 4. Information on the Company - Principal Properties - Bergslagen District, Sweden" and ""Item 4. Information on the Company - Other Properties -Sweden".

PRIVATE PLACEMENT

During October 2007, the Company completed a private placement of 2,100,000 units, at $0.72 per unit, for gross proceeds of $1,512,000. Each unit comprised one common share of the Company and one-half of a share purchase warrant. Each full warrant is exercisable by the holder to purchase an additional common share at a price of $0.90 on or before October 23, 2008.

The proceeds from the Company's private placement were used for exploration and for general corporate purposes.

DISPOSITIONS

During fiscal 2007, the Company terminated its option agreement on the San Carlos claim and wrote-off $18,476 of acquisition and exploration costs. In addition, the Company wrote-off $23,420 of staking costs on the Hornkullen and Silverhyttan claims in the Bergslagen District of Sweden to reflect the Company's abandonment. No write-offs or dispositions occurred during the period of January 1, 2008 through March 31, 2008.

During fiscal 2006, the Company recorded a write-off of $124,755 of acquisition costs on the San Jorge concessions on the abandonment and relinquishment. In addition, the Company wrote-off $7,481 of staking costs on the Lumskolen claims in the Bergslagen district, Sweden to reflect the Company's abandonment.

The Company conducted a geological survey and drill program on the Cinco Minas Property in late 2004 and early 2005. Results were received in May 2005. Based on the results, the Company determined to cease further work on the Cinco Minas Property in 2005. As a result, in fiscal 2005 the Company recorded a write-off of $2,926,030 of acquisition and exploration costs, reflecting the abandonment of the Cinco Minas Property.

EXPLORATION EXPENDITURES

During the three months ended March 31, 2008, the Company incurred $3,260 for mineral property acquisition costs and $289,866 for exploration costs on its mineral property interests. During fiscal 2007, the Company incurred $248,146 for mineral property acquisition costs and $1,785,204 for exploration costs. During fiscal 2006, the Company incurred $488,898 for mineral property acquisition costs and $1,121,751 for exploration costs. During fiscal 2005, the Company incurred $197,547 for mineral property acquisition costs and $663,435 for exploration costs.

2008 EXPLORATION BUDGET

The budget for the current 2008 exploration program in Mexico is approximately $223,000 which will include $118,000 for the El Colorado Property, $55,000 for maintenance of the La Trini Project and $50,000 for other properties.

The Company is currently focusing its exploration efforts in Sweden on the Sala and Vitturn Projects. The budget for the current 2008 exploration program in Sweden is approximately $400,000 which will include $200,000 for the Sala Project, $100,000 for the Vitturn Project and $100,000 for other properties.

SALES AND REVENUE DISTRIBUTION

As of the date of this annual report, the Company has not generated any revenues from its mineral properties.

PRINCIPAL PROPERTIES

MEXICO

REGULATIONS  RELATED TO MINERAL TENURE,  EXPLORATION AND CURRENT CLAIM STATUS IN
MEXICO:

Mineral exploration and mining in Mexico is covered under the Mining Law as first published in June 1992, and amended in April 2005. Mining operations in Mexico are administered by the Ministry of Economy. Environmental regulations are covered under "Ley General del Equilibrio Encologio y la Protection al Ambiente" (General Law of Ecological Balance and Environmental Protection) and its regulations. Certain other environmental laws, including "Ley de Aguas Nacionales" (Law of National Waters) and "Ley Forestal" (Forestry Law) and their associated regulations may also cover certain operations. The kind of permits or authorizations required to conduct mining or mineral exploration operations in Mexico depend upon the type of operation. Common exploration activities do not require prior environmental authorization or licenses, but it is advisable to request a confirmation from the National Water Commission that planned operations will not affect the water table. It is also necessary to confirm that any planned operations will not be conducted in protected natural areas. The Company has obtained all necessary permits and authorizations required for its current and anticipated exploration.

Concessions are granted over free land, pursuant to the first in time, first right principle, which establishes that the first person to request a concession over a portion of land will have the right to the same, provided all other requirements under the Mining Law and its associated regulations are met. Following the amendment to the Mining Law of April 28, 2005, no distinction is made between exploration on and exploitation of mining concessions. The amendment to the designation of a single type of mining concession (exploration and exploitation) was conditioned to the publication of the amendment to the Federal Fees Law (Lay Federal de Derechos) in connection with fees payable by mining concessions holders, which amendment was published on December 21, 2005. Current mining law therefore allows a concession owner to perform exploration works on the ground to identify mineral deposits and quantifying and evaluating economically viable reserves and accordingly perform work to develop areas containing mineral deposits; and exploitation works to detach and extract minerals from such deposits.

The Company purchased its La Trini exploitation leases (as set forth in the table below), from an independent owner. All other leases owned by the Company in Mexico are exploration leases and were staked over free land. All of the Company's leases are current and in good standing with the Ministry of Economy.

LA TRINI, MEXICO

LOCATION AND ACCESS: The La Trini Project comprises the La Trini and the Mololoa exploitation leases. The leases comprise a total of 356 hectares and are located in the Jalisco silver belt about 100 kilometres northwest of Guadalajara, Jalisco State, Mexico.

The La Trini Project is accessed via freeway west from Guadalajara to the turnoff to the town of Magdalena, a distance of approximately 94 kms. Access is continued through Magdalena along an older two-lane highway that roughly parallels the freeway, to the Hostotipaquillo turn-off at km 108, then along this road for another 10 kms. An all-season gravel road turns west off this road just before the town of Hostotipaquillo and services the small communities of Monte del Favor, Michel and La Mesa. Approximately 25 kms west another junction heading north reaches Michel and La Mesa. The La Trini Project is accessible via this route which is all-weather quality to La Mesa, but four-wheel-drive is needed for the last few kilometres. The distance from the last junction to the La Trini Project is about 15 kms.

               PROPERTY LOCATION MAP OF LA TRINI PROJECT IN MEXICO
   [Also shows locations of the Company's other properties located in Mexico]
          Map is included on Page 1 of Exhibit 15.1 to this Form 20-F.
            View map by viewing PDF format of Exhibit 15.1 attached.

PROPERTY TITLE: In 2005, the Company acquired the exploitation leases from an independent third party (see the property agreement section below) and now has 100% title and rights to the leases. The Company is required to make semi-annually payments of $3,387 to keep the leases current.


-----------------------------------------------------------------------------------------------------------------
LEASE NAME                    LEASE          TYPE          AREA         OWNER                        EXPIRY DATE
                              NUMBER                     (HECTARES)
-----------------------------------------------------------------------------------------------------------------

La Trini                      188877     Exploitation        15         TMXI Resources S.A. de C.V.   11/28/2015
-----------------------------------------------------------------------------------------------------------------
Ampliation de la Trini        157737     Exploitation       165         TMXI Resources S.A. de C.V.   10/16/2022
-----------------------------------------------------------------------------------------------------------------
Mololoa                       192970     Exploitation        24         TMXI Resources S.A. de C.V.   12/18/2016
-----------------------------------------------------------------------------------------------------------------
Mololoa No. 3                 192962     Exploitation        88         TMXI Resources S.A. de C.V.   12/18/2016
-----------------------------------------------------------------------------------------------------------------
Mololoa No. 4                 176651     Exploitation        64         TMXI Resources S.A. de C.V.   12/15/2010
-----------------------------------------------------------------------------------------------------------------


PROPERTY AGREEMENT: By agreement dated January 19, 2005, the Company acquired the right to acquire a 100% interest in the La Trini Project from Mr. Carlos N. Hornedo (the "Vendor"). The agreement became effective March 23, 2005. During March 2007, the Company made its final US $200,000 option payment (for a total of US $500,000) and completed the acquisition of its 100% interest. The Vendor retains a 1% net smelter royalty ("NSR") and the Company has the exclusive right, at its own discretion, to reduce this NSR to 0.5% through a cash payment of US $1,000,000. The Company's main focus is on the La Trini claims. No work is contemplated to be conducted on the Mololao leases.

The area of the deposit lies within a granted exploitation lease under the laws of Mexico and, at this time, the Company does not anticipate that the area surrounding La Trini will be materially affected by any known environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant issues.

PREVIOUS OPERATIONS: The Company has located two adits on the property but it is not known when or by whom they were emplaced. There is no power presently available on the property. There is no plant or equipment located on the property.

PROPERTY GEOLOGY: The La Trini Project lies within the Hostotipaquillo mining district and is underlain by the Tertiary Sierra Madre Occidental volcanic province and younger intrusive rocks. The La Trini Project's silver/gold mineralization outcrops within a gently dipping, tabular, silicified rhyolite breccia and is being evaluated by the Company for open-pit mining. Details concerning the geology of the property are contained in a technical report by John Nebocat, P.Eng., an independent Qualified Person and a consulting geologist for the Company. (See "Report on the Exploration Programs and Mineral Resource Estimate La Trini Silver-Gold Project Hostotipaquillo, Jalisco, Mexico by John Nebocat, P. Eng., January 15, 2008.") A copy of this technical report may be obtained at:

http://www.sedar.com/GetFile.do?lang=EN&docClass=24&issuerNo=00013990&file
Name=/csfsprod/data86/filings/01215303/00000001/f%3A%5CArabella%5CSEDAR%5
CTMTECHREP.pdf.

PROPERTY RESERVES: As of the date of this annual report, the La Trini Project is without known reserves as defined under Guide 7.

EXPLORATION WORK UNDERTAKEN: In May 2005, the Company completed the first phase program of mapping and sampling of surface outcrops and channel sampling of all accessible underground workings at La Trini. A total of 89 surface samples were taken from 23 sites along 340 metres of strike length of the mineralized zone. As well, two adits, about 40 metres vertically apart, were also reconditioned, and 110 channel samples were taken.

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

Centered over the main La Trini showings exist coincident and strongly anomalous lead, silver, arsenic and barium in soil and rock chip anomalies over about 500 metres strike length by 100 metres to 150 metres width. Also, moderately anomalous zinc and copper anomalies coincide with the above. Further mapping in the underground workings has identified fine grained galena (lead sulphide) and sphalerite (zinc sulphide) along with the disseminated pyrite (iron sulphide) and argentite (silver sulphide) reported previously. Copper oxides were observed locally. The soil anomalies remain open to the west.

In August 2005, the Company completed a Phase 1 drill program at the La Trini Project. The RC drill program consisted of 15 drill holes to target the core anomalous zone along a strike length of 200 metres and centered on the anomalous geochemistry and underground workings. Fourteen of the Phase 1 drill holes intersected mineralization. Within an area 200 metres east-west by 100 metres north-south, the holes intersected silver/gold mineralization over an average of 14 metres. The mineralization remains open both along strike and down-dip.

Also in August 2005, the Company retained Ion Exploracion Geofisica of Hermosillo, Mexico, to undertake an induced polarization and resistivity survey (the "Survey") at the La Trini Project. The Survey consisted of ten line-kilometres covering an area of about 1,400 metres by 600 metres and was being performed on the existing north-south grid lines, centered on the known mineralization.

The Survey disclosed an extensive zone of chargeability and resistivity anomalies roughly parallel to the projection of the rhyolite porphyry which hosts the mineralization. Several large and strong chargeability anomalies with coincident surface geochemical anomalies were defined in the Survey outside of the drilled area and will be tested in the next drill program.

Between December 2005 and early February 2006, the control grid was extended a further 700 metres west of the drilled area. This grid was used for soil/rock chip sampling and geological mapping. The results of the geochemical survey demonstrated that the zone continues to the west with coincident and strongly anomalous copper and arsenic and moderately anomalous silver, barium and zinc in soils directly above the sub-cropping rhyolite unit. This expands the zone of interest of the mineralized rhyolite unit to in excess of 1.5 km.

In January 2007, the Company completed the Phase 2 RC drill program comprising of 20 drill holes totaling 2,768 metres. The Phase 2 drill program was designed to better define the mineralized core zone and establish where future detailed drilling should occur.

Eleven holes totaling 1,953 metres were completed in the silver/gold mineralization zone discovered in the Phase 1 drill program extending the drilled area to about 300 metres east-west by 400 metres north-south. The remaining 9 holes totaling 815 metres were drilled in a number of areas up to 900 metres west and 600 metres east of the mineralized area to test the extensions of the rhyolite host rock, but these drill holes did not intersect any significant mineralization.

During October, 2007 the Company completed a Phase 3 drill program. Fifteen reverse circulation drill holes were completed totaling 2,331.5 metres. Results in the mineralized zone from all three drill programs are listed in the Table below:

--------------------------------------------------------------------------------
 HOLE         SECTION       FROM       TO       METRES        GOLD        SILVER
NUMBER                       (M)       (M)                    (G/T)        (G/T)
--------------------------------------------------------------------------------

TRRC-02        4900E         22.4      26.4        4          1.5          102
--------------------------------------------------------------------------------
TRRC-03        4950E         22.4      28.5        6.1        0.1           74
                             32.5      36.6        4.1        3.7          215
--------------------------------------------------------------------------------
TRRC-04        4950E          4.1      18.3       14.2        0.1          108
--------------------------------------------------------------------------------
TRRC-05        4950E         50.8      57          6.2        2.0           54
                            109.8     113.8        4          0.1           90
--------------------------------------------------------------------------------
TRRC-06        5000E          8.1      26.4       18.3        3.1          150
--------------------------------------------------------------------------------
TRRC-07        5000E         26.4      36.6       10.2        1.1           78
                             61.0      65.0        4          0.2           45
--------------------------------------------------------------------------------
TRRC-08        5000E         50.8      56.9        6.1        0.2           53
                             63.0      67.1        4.1        0.4           43
                             75.2      81.3        6.1        0.3           69
--------------------------------------------------------------------------------
TRRC-09        5050E         18.3      24.4        6.1        1.1          201
                             26.4      36.6       10.2        0.3           72
--------------------------------------------------------------------------------
TRRC-10        5050E         32.5      71.1       38.6        0.7           66
including                    40.7      50.8       10.1        1.6          139
--------------------------------------------------------------------------------
TRRC-11        5050E         71.0      77.2        6.2        1.6           92
                             84.3      89.4        5.1        5.0          184
                             91.5      97.6        6.1        0.4           87
--------------------------------------------------------------------------------
TRRC-12        5100E         20.3      22.4        2.1        1.7          463
                             30.5      38.6        8.1        0.3           58
                             44.7      48.8        4.1        0.8           69
                             50.8      54.9        4.1        0.1           36
--------------------------------------------------------------------------------
TRRC-13        5100E         52.8      61          8.2        0.2           46
                             73.2      77.2        4          0.1          102
--------------------------------------------------------------------------------
TRRC-14        5100E         48.8      50.8        2          0.4          134
--------------------------------------------------------------------------------
TRRC-15        5100E         69.1      71.1        2          0.5           70
                             91.5      97.6        6.1        1.0          198
--------------------------------------------------------------------------------
TRRC-25        5050E        150.4     158.5        8.1        0.3           87
--------------------------------------------------------------------------------
TRRC-26        5250E          8.1      10.2        2.1        0.2           65
                            121.9     124          2.1        0.2          114
--------------------------------------------------------------------------------
TRRC-32        5050E        130       154.4       24.4        6.4        1,629
including                   132       144.3       12.3       12.1        3,188
                            158.5     160.5        2.0        0.9          188
--------------------------------------------------------------------------------
TRRC-33        4950E         71.1      79.2        8.1        0.1          113
                             87.4      89.4        2.0        0.2           59
                             93.5      95.5        2.0        0.04          67
                            103.6     105.6        2.0        0.02          33
--------------------------------------------------------------------------------
TRRC-34        4950E        152.4     158.5        6.1        0.1           59
--------------------------------------------------------------------------------
TRRC-36        5050E        103.7     111.8        8.1        1.86          93
                            117.9     126.0        8.1        0.43          39
--------------------------------------------------------------------------------
TRRC-37        5050E        113.8     126.0       12.2        0.79          48
                            130.1     142.3       12.2        0.43          47
--------------------------------------------------------------------------------
TRRC-38        5050E        136.2     142.3        6.1        2.80         174
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 HOLE         SECTION       FROM       TO       METRES        GOLD        SILVER
NUMBER                       (M)       (M)                    (G/T)        (G/T)
--------------------------------------------------------------------------------

TRRC-39        5050E        138.2     140.2        2.0        0.75          42
--------------------------------------------------------------------------------
TRRC-40        5000E         83.3      89.4        6.1        0.52          56
                            101.6     107.7        6.1        0.03          33
                            115.8     117.9        2.1        0.19          60
--------------------------------------------------------------------------------
TRRC-41        5000E        103.7     111.8        8.1         0.53         70
--------------------------------------------------------------------------------
TRRC-42        5000E        105.7     107.7        2.0        0.10         191
--------------------------------------------------------------------------------
TRRC-43        4950E         81.3      89.4        8.1        1.88          96
--------------------------------------------------------------------------------
TRRC-44        4940E         77.2      79.3        2.1        0.08          99
--------------------------------------------------------------------------------
TRRC-45                     134.1     140.2        6.1        0.13          80
--------------------------------------------------------------------------------
TRRC-46        5075E        140.2     142.3        2.1        0.27          41
                            150.4     152.4        2.0        0.04          43
                            154.5     158.5        4.0        0.17          38
--------------------------------------------------------------------------------
TRRC-47        5065E        140.2     142.3        2.0        0.61          81
--------------------------------------------------------------------------------
TRRC-48        5150E          8.1      10.2        2.0        0.27          37
                             22.4      42.7       20.3        0.42         225
including                    24.4      26.4        2.0        1.62       1,389
                             50.8      52.8        2.0        0.13          37
                             65.0      67.1        2.1        0.12          38
--------------------------------------------------------------------------------
TRRC-49        4995E         83.3      93.5       10.2        1.53          68
                             97.6      99.6        2.0        0.78          69
                            105.7     107.7        2.0        0.2           37
                            109.7     111.8        2.1        0.96          60
                            113.8     117.9        4.1        0.92         201
--------------------------------------------------------------------------------
TRRC-50        4900E         42.7      44.7        2.0        0.15         125
                             46.7      48.8        2.1        0.08          74
                             50.8      52.8        2.0        0.03          89
                             71.1      73.2        2.1        0.08          70
--------------------------------------------------------------------------------

Quality Control: RC drill samples were collected on 2.03m intervals. Each sample was split on site using a Jones splitter and stored for later use. The site geologist subsequently selected the intervals to be sampled, and the entire interval was run through the Jones splitter twice more to aid homogenization. One-half of this interval was split further to a nominal 5 kg size and sent to Sonora Sample Preparation, S.A. de C.V. in Hermosillo where the samples were crushed and pulverized prior to shipment to IPL Laboratories in Vancouver, B.C., Canada. The rejects from all sample intervals split on site were saved. The Company has continued a program of inserting a sample standard and a blank as a means of checking on laboratory analytical reproducibility. Results from the quality control program are within acceptable limits of variability. Silver analyses performed by IPL Laboratories were determined using the ICP analytical method; all results that yielded greater than 100 ppm Ag were re-analyzed using a gravimetric finish. These are the results reported. Gold was determined by the fire assay-atomic absorption finish method. A Qualified Person, John Nebocat, P. Eng., visited the drill site to both observe the drilling and sampling procedures.

PROPOSED PROGRAM AND BUDGET: An independent qualified geologist (Nebocat, 2008, see reference above) has recommended the following program:

1. Further surface and sub-surface exploration should be conducted along the trend of the rhyolite exploring for areas of potential supergene enrichment.

2. Underground workings, supported by drill data, indicate that supergene enrichment occurs along late, steep northerly dipping faults, often occupied by narrow andesitic or mafic dykes. Some form of geophysics that does not necessarily focus on sulphide content should be conducted throughout the property on the existing grid. Anomalies generated in such a geophysical program may lead to hidden targets under overburden or hanging wall rocks that may be suitable drill targets.

3. Consideration should be given if silver and gold prices increase significantly in the future, to in-fill drilling the main La Trini deposit. A drill pattern of not less than 25m between holes would be required.

4. All drill, trench and underground samples that assayed greater than 30 g/t Ag that have not already been assayed or tellurium (Te) should be tested. A tellurium credit could significantly increase the value of the mineralization on this deposit.

A budget of $50,000 is proposed for this work. Total costs spent to March 31, 2008 at La Trini are $1,948,419.

EL COLORADO, MEXICO

LOCATION AND ACCESS: The El Colorado Property is located about 45 km southeast of Hermosillo, central Sonora, Mexico.

The property is accessed via a two lane highway for about 35 kms to the east of Hermosillo. Access to the central part of the El Colorado Property is then gained by well formed dirt property tracks.

PROPERTY TITLE: The Company staked the El Colorado Property area under the current laws of Mexico and has 100% title and rights to explore within this property. The Company is required to make semi-annually payments of $8,957 to keep the leases current.

--------------------------------------------------------------------------------
CLAIM           CLAIM      CLAIM          AREA       OWNER           EXPIRY DATE
NAME            NUMBER     TYPE         (HECTARES)
--------------------------------------------------------------------------------

El Colorado     228127     Exploration    21,062    TMXI Resources   12/31/2008
                                                     S.A. de C.V.
--------------------------------------------------------------------------------

PREVIOUS OPERATIONS: The Company has located a number of small surface workings, adits and shafts on the property. It is not known when or by whom they were emplaced and all are abandoned. There is no power located on the property. There is no plant or equipment located on the property.

PROPERTY GEOLOGY: The El Colorado Property is underlain by Paleozoic limestone and Mesozoic siltstone, sandstone and conglomerate that have been intruded by younger granite and granodiorite, producing widespread skarn and hornfels alteration in the sedimentary rocks. The skarn-altered limestones are suitable hosts to silver and base metal deposits. The Company's attention was brought to the El Colorado license due to large areas of reddish coloration seen at the surface within the license area. Surface inspection of these colored areas revealed hematite alteration associated with the rocks. The target for the Company is a large low-grade silver-gold resource associated with the altered rocks.

PROPERTY RESERVES: As of the date of this annual report, the El Colorado Project is without known reserves as defined under Guide 7.

EXPLORATION WORK UNDERTAKEN: In fiscal 2007, a total of 810 stream sediment samples were collected and analyzed for multi-elements using ICP technique. Anomalous silver, lead, zinc and arsenic occur along a 6 km long NW-SE trending zone near the central part of the property. Detailed follow-up exploration has located numerous old workings within this zone, hosted mainly by skarn and hornfels. Several old drill sites were also found near the southeastern end of this zone, but no information about them has yet been found.

Within this zone occurs an extensive color anomaly (iron oxides) covering an area roughly 4.5 km NW-SE by 1 km SWNE. The source of the colored soil appears to be from the bedrock lying immediately below the soil horizon. Two lines of soil samples were recently collected, 1 km apart, across a broad zone of hematite stained soils apparently derived from skarn and hornfels found directly beneath the soil horizon. Positive results obtained from these orientation soil samples will guide in creating an expanded grid for soil sampling and a subsequent induced polarization survey. The soil samples and additional reconnaissance rock samples are currently in the laboratory.

PROPOSED PROGRAM AND BUDGET: The proposed program at El Colorado is to continue detailed mapping and sampling over the anomalous red soil zone to define the area of interest. Once this is completed an induced polarization survey will be completed and if successful, recommendations for an initial reverse circulation drill program. A budget of $100,000 is proposed for this work. Total costs spent to March 31, 2008 at El Colorado are $143,239.

SWEDEN

REGULATIONS  RELATED TO MINERAL TENURE,  EXPLORATION AND CURRENT CLAIM STATUS IN
SWEDEN:

Swedish mining laws pertaining to mineral exploration changed profoundly in 1992 when the new Minerals Act of 1991 (effective July 1, 1992) for the first time allowed foreign ownership of mineral title in Sweden. The right of the Swedish state to acquire 50 per cent of a mine was repealed a year later. Further amendments were enacted in 1998 that include the requirement that the results of subsequent exploration work had to be reported upon surrender of the permits. However, upon request, these submissions were subject to a confidentiality period of up to four years. As a result of these changes, there are little or no exploration data in the public domain on permits that were worked in the years 1992 to 1998.

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

An exploitation concession (mining permit) can be applied for at any time while an exploration permit is in good standing and may be granted for a period of up to 25 years.

Rules and regulations pertaining to mining exploration in Sweden are outlined in the "Guide to Mineral Legislation and Regulations in Sweden" (2000) available from offices of the SGU or the website of the SGU (http://www.sgu.se). The Mining Inspectorate of Sweden provides directives, available from the Inspectorate website www.bergsstaten.se, for conducting exploration under four main categories:

    1. Official consideration and approval before mining (exploration) may commence
    2.   Exploration permits
    3.   Where exploration work is not permitted
    4.   Contact with landowners

The Company has the obligation to inform landholders two weeks prior to accessing the properties and to provide compensation for any ground-disturbing work conducted.

Corporate tax rates are currently 28 percent and no further additional taxes (including royalties on mineral production) apply to the mining industry.

BERSLAGEN DISTRICT PROPERTIES, SWEDEN

OVERVIEW:

Research for new silver projects took the Company to the Bergslagen District in Sweden. The Bergslagen District lies immediately to the northwest of Stockholm and covers an area of approximately 200 kms east-west by 150 kms north-south. The infrastructure of the Bergslagen District is advanced, with paved roads passing within kilometres of all of the Company's properties. Access to the properties from the paved roads is mainly by well maintained forestry or farm dirt roads. Hence, access to the Company's properties in Sweden is considered very easy.

The  Bergslagen  District is highly  mineralized,  containing  deposits of iron,
manganese,   base-metals  and  silver.   Sweden  provides  a  combination  of  a
well-established mining industry with a stable political environment.


               MAP OF MINERAL LICENCES BERGSLAGEN DISTRICT, SWEDEN
                   INCLUDING THE LOCATION OF SALA AND VITTURN
          Map is included on Page 2 of Exhibit 15.1 to this Form 20-F.
            View map by viewing PDF format of Exhibit 15.1 attached.


SALA, SWEDEN:

LOCATION AND ACCESS: The Sala Project is located in the Bergslagen District, about 120 kms northwest of the capital of Sweden, Stockholm. The Sala project area is accessed by freeway for 60 kms to the town of Uppsala and then by two lane highway to the township of Sala, about 120 kms in total by road. The Sala Project leases are located on the outskirts of the Sala township and the area is easily accessed by existing road infrastructure.

PROPERTY TITLE: The Company staked the Sala 1, Sala 3 and Sala 6 exploration permits under the current laws of Sweden and has 100% title and rights to explore within these Permit areas.

--------------------------------------------------------------------------------
PERMIT    PERMIT                     AREA                              EXPIRY
 NAME     NUMBER      TYPE        (HECTARES) OWNER                      DATE
--------------------------------------------------------------------------------

Sala 1    2008:485    Exploration    1,502   Tumi Resources Limited    4/12/2010
--------------------------------------------------------------------------------
Sala 3    2006:5      Exploration       53   Tumi Resources Limited    1/12/2009
--------------------------------------------------------------------------------
Sala 6    2007:257    Exploration      655   TM Resources AB           9/14/2010
--------------------------------------------------------------------------------

PREVIOUS OPERATIONS: The Sala 1 license contains the historic Sala silver mine. The Sala silver mine was sporadically mined between the early parts of the Sixteenth Century and Twentieth Centuries. Today, the Sala silver mine is used as a tourist attraction with guides taking interested people by lift to the 160 metre level in the old mine.

PROPERTY GEOLOGY: Within the Sala Property the metavolcanics are dominated by felsic volcanic breccias, mafic volcanics, sandstones and siltstones which grade upwards into a 300 metre thick dolomitic marble which hosts the Sala Ag-Zn-Pb ore. The ore zone strikes obliquely across the main trend of the dolomite and has a sub-vertical dip and a plunge of 30 to 40 degrees to the NW. The width of mineralization is estimated at 80m to 100m and the length at 700m. Recorded mineralization includes argentiferous galena (lead sulphide), sphalerite (zinc sulphide), small amounts of pyrite (iron sulphide), pyrrhotite (iron sulphide) and chalcopyrite (copper sulphide) and rare occurrences of silver and mercury minerals.

PROPERTY RESERVES: As of the date of this annual report, the Sala Project is without known reserves as defined under Guide 7.

EXPLORATION WORK UNDERTAKEN: During the last year at Sala, the Company has completed a literature search of all historical data from the area, detailed ground mapping and 44 line-kms of detailed ground EM covering the old mine and surrounding prospective ground. As a result of this work, a drill target has been defined immediately to the west of and parallel to the old mine and extending to the southwest. The potential target strike length is about one kilometre. There is evidence of old drill holes in this area; no information about these holes has been found in the public domain. Approval for an initial diamond drilling program was lodged with the authorities, as required by Swedish Mining Law and approved. An initial diamond drill program has commenced in February 2008 and is expected to take Several months to complete.

PROPOSED PROGRAM AND BUDGET: The Company intends to complete the minimum 2,000 metre diamond drill program already started, assay the core and assess the results. If this program is successful, a phase 2 diamond drill program will be proposed. The budget for the current diamond drill program is $200,000. Total costs spent to March 31, 2008 at Sala are $749,846.

VITTURN, SWEDEN

LOCATION AND ACCESS: The Vitturn Project is located in the Bergslagen District, about 200 km northwest of the capital of Sweden, Stockholm. The area is accessed by freeway for 60 kms to the town of Uppsala and then by a series of two lane highways to the Vitturn area, about 200 kms in total by road. Within the Vitturn permit area, there are a number of well formed property and forestry roads which give easy access.

PROPERTY TITLE: The Company staked the Vitturn 1 and Vitturn 2 exploration permits under the current laws of Sweden and has 100% title and rights to explore within these Permit areas.


--------------------------------------------------------------------------------
PERMIT      PERMIT                     AREA                              EXPIRY
 NAME       NUMBER      TYPE        (HECTARES) OWNER                      DATE
--------------------------------------------------------------------------------

Vitturn 1   2006000069  Exploration   2,239  Tumi Resources Limited   04/12/2009
--------------------------------------------------------------------------------
Vitturn 2   2007001052  Exploration      65   TM Resources AB         10/04/2010
--------------------------------------------------------------------------------

PREVIOUS OPERATIONS: The Company has located a number of small workings on the Vitturn Property but it is not known when or by whom they were emplaced. There are power lines crossing the property area. There is no plant or equipment located on the property.

PROPERTY GEOLOGY: The Vitturn Property covers a series of base metal, silver and iron occurrences along the western belt of mineralization in the Bergslagen district. The project targets a flexure position in the western mineralized belt where occurrences are limestone-hosted and provide potential for large replacement style deposits. Mineralization is associated with strongly magnetic features which trend for 10 km through the Vitturn claim.

PROPERTY RESERVES: As of the date of this annual report, the Vitturn Project is without known reserves as defined under Guide 7.

EXPLORATION WORK UNDERTAKEN: During November 2006, the Company completed an airborne electromagnetic survey, using a line spacing of 100m, over the Vitturn license area. A number of anomalies were identified.

During June 2008, a 19 line-km gradient array induced polarization survey was completed by Suomen Malmi OY ("SMOY") of Finland within the Vitturn 1 and 2 license areas. Vitturn 1 and 2 are located at the northern end of the Stollberg mineral fields where numerous old base metal and silver mines and workings occur along a north-south trending belt over a distance of 12kms. Some of these mines have exceeded 750m in depth.

The induced polarization survey was undertaken to test whether favorable mineral horizon extends northwards under till cover into Vitturn 1 and Vitturn 2.

PROPOSED PROGRAM AND BUDGET: The Company intends to prepare the area of the induced polarization survey for drilling and to undertake an initial percussion drill program to ascertain the source of the geophysical anomaly. If the Company is successful in locating massive sulphide mineralization, a recommendation for a reverse circulation program will be made. The budget for this program is $100,000. Total costs spent to March 31, 2008 are $40,356.

OTHER PROPERTIES

MEXICO

The Company has staked a further 18 permits in Mexico as listed in the Table below. All these properties are considered early stage exploration and are not considered to be principal properties to date. Early stage exploration including literature research, site visits, stream sediment sampling and surface rock chip sampling will continue methodically throughout the year to ascertain if the properties should be relinquished, held or further work recommended. A budget of $50,000 is allocated for this work.


--------------------------------------------------------------------------------------------------
CLAIM             CLAIM       CLAIM            AREA                                    EXPIRY
NAME              NUMBER      TYPE         (HECTARES)      OWNER                       DATE
--------------------------------------------------------------------------------------------------

Ana Isabel        226677    Exploration           200      TMXI Resources SA de CV      02/16/2056
--------------------------------------------------------------------------------------------------
Brigida           228753    Exploration           361      TMXI Resources SA de CV      01/18/2057
--------------------------------------------------------------------------------------------------
Sarita            228754    Exploration           386      TMXI Resources SA de CV      01/18/2057
--------------------------------------------------------------------------------------------------
Micaela           228752    Exploration           586      TMXI Resources SA de CV      01/18/2057
--------------------------------------------------------------------------------------------------
Aguacaliente      227708    Exploration        17,956      TMXI Resources SA de CV      07/27/2056
--------------------------------------------------------------------------------------------------
Aguacaliente      229007    Exploration         6,821      TMXI Resources SA de CV      08/09/2057
--------------------------------------------------------------------------------------------------
Batamote          227788    Exploration        16,812      TMXI Resources SA de CV      02/26/2057
--------------------------------------------------------------------------------------------------
Batamote          229010    Exploration        18,368      TMXI Resources SA de CV      10/03/2056
--------------------------------------------------------------------------------------------------
Los Tamales       227710    Exploration           660      TMXI Resources SA de CV      07/27/2056
--------------------------------------------------------------------------------------------------
Los Tamales       228406    Exploration         1,540      TMXI Resources SA de CV      11/09/2056
--------------------------------------------------------------------------------------------------
Mazatan Fracc.I   228206    Exploration        18,270      TMXI Resources SA de CV      10/09/2056
--------------------------------------------------------------------------------------------------
Mazatan Fracc.II  228207    Exploration            35      TMXI Resources SA de CV      10/09/2056
--------------------------------------------------------------------------------------------------
Mazatan 2         230224    Exploration         1,200      TMXI Resources SA de CV      04/26/2057
--------------------------------------------------------------------------------------------------
Phoenix           227242    Exploration         4,106      TMXI Resources SA de CV      05/25/2056
--------------------------------------------------------------------------------------------------
Phoenix 2         228893    Exploration            56      TMXI Resources SA de CV      02/15/2057
--------------------------------------------------------------------------------------------------
Phoenix           227706    Exploration            31      TMXI Resources SA de CV      07/27/2056
--------------------------------------------------------------------------------------------------
Phoenix 3         229519    Exploration           945      TMXI Resources SA de CV      05/02/2057
--------------------------------------------------------------------------------------------------
San Manuel        227949    Exploration         4,704      TMXI Resources SA de CV      09/14/2056
--------------------------------------------------------------------------------------------------

SWEDEN

The Company has staked a further 21 permits in the Bergslagen District of Sweden as listed in the table below. All these properties are considered early stage exploration and are not considered by the Company to be part of its principal exploration focus. The Company will conduct early stage exploration, including literature research, site visits, stream sediment sampling and surface rock chip sampling throughout fiscal 2008 to ascertain if these properties should be relinquished, held or if further work is merited. A budget of $100,000 is allocated for this work.


-----------------------------------------------------------------------------------------------------------------
PERMIT NAME                 PERMIT         TYPE                 AREA      OWNER                        EXPIRY
                            NUMBER                           (HECTARES)                                DATE
-----------------------------------------------------------------------------------------------------------------

Sala 4                      2005:274       Exploration             226    Tumi Resources Limited       12/14/2008
-----------------------------------------------------------------------------------------------------------------
Oster Silvberg nr 1         2005:283       Exploration             312    Tumi Resources Limited       12/23/2008
-----------------------------------------------------------------------------------------------------------------
Lovasen nr 1                2005:288       Exploration             185    Tumi Resources Limited       12/28/2008
-----------------------------------------------------------------------------------------------------------------
Kalvbacken nr 1             2005:289       Exploration             168    Tumi Resources Limited       12/28/2008
-----------------------------------------------------------------------------------------------------------------
Svardsjo nr 1               2005:290       Exploration             284    Tumi Resources Limited       12/29/2008
-----------------------------------------------------------------------------------------------------------------
Hallefors nr 1              2005:292       Exploration             794    Tumi Resources Limited       12/29/2008
-----------------------------------------------------------------------------------------------------------------
Skalbo nr 1                 2005:297       Exploration             121    Tumi Resources Limited       12/29/2008
-----------------------------------------------------------------------------------------------------------------
Tomtebo nr 1                2006:11        Exploration              80    Tumi Resources Limited       01/23/2009
-----------------------------------------------------------------------------------------------------------------
Kobergs nr 1                2006:73        Exploration             539    Tumi Resources Limited       03/08/2009
-----------------------------------------------------------------------------------------------------------------
Stollbergsgruvan nr 1       2006:102       Exploration             758    Tumi Resources Limited       04/06/2009
-----------------------------------------------------------------------------------------------------------------
Jugansbo nr 1               2006:173       Exploration            1406    Tumi Resources Limited       06/08/2009
-----------------------------------------------------------------------------------------------------------------
Oster Silvberg nr 2         2006:319       Exploration            1635    Tumi Resources Limited       09/28/2009
-----------------------------------------------------------------------------------------------------------------
Tomtebo nr 2                2006:352       Exploration             734    Tumi Resources Limited       10/31/2009
-----------------------------------------------------------------------------------------------------------------
Kalvbacken nr 2             2006:354       Exploration            1104    Tumi Resources Limited       11/01/2009
-----------------------------------------------------------------------------------------------------------------
Forsbo nr 1                 2007:16        Exploration             418    TM Resources AB              01/25/2010
-----------------------------------------------------------------------------------------------------------------
Svardsjo nr 2               2007:142       Exploration            1502    Tumi Resources Limited       04/12/2010
-----------------------------------------------------------------------------------------------------------------
Grasala nr 1                2007:143       Exploration             718    Tumi Resources Limited       05/04/2010
-----------------------------------------------------------------------------------------------------------------
Krusbo nr 1                 2007:214       Exploration            1923    TM Resources AB              08/06/2010
-----------------------------------------------------------------------------------------------------------------
Blixbo nr 1                 2007:259       Exploration             581    TM Resources AB              09/18/2010
-----------------------------------------------------------------------------------------------------------------
Jonsmossen nr 1             2008:31        Exploration            1661    TM Resources AB              01/30/2011
-----------------------------------------------------------------------------------------------------------------
Stollsbergsgruven nr 2      2008:34        Exploration              81    TM Resources AB              01/31/2011
-----------------------------------------------------------------------------------------------------------------

GOVERNMENT REGULATIONS

The Company's operations are subject to certain governmental laws and regulations. See "Item 3. Key Information - Risk Factors", "Item 4. Information on the Company - Principal Properties - Regulations Related to Mineral Tenure, Exploration and Current Claim Status in Mexico" and "Item 4. Information on the Company - Regulations Related to Mineral Tenure, Exploration and Current Claim Status in Sweden".

OTHER ASSETS

As at the date of this annual report, the Company does not hold any material assets other than its property, option and mineral claim interests described above.

EMPLOYEES

As of the date of this annual report the Company has two full-time employees at its corporate head office, two full-time geologists for its Sweden operations and 14 full-time employees and three consultants for its Mexico operations. In addition, certain of the Company's management functions are provided by Chase Management as part of its agreement with the Company. See "Item 6. Directors, Senior Management and Employees - Employment/ Management Agreements" and "Item
7. Major Shareholders and Related Party Transactions - Related Party Transactions". In addition, the Company employs consultants and casual labor to perform specific functions on its exploration programs, on an as needed basis.

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


SUBSIDIARIES

The Company has three subsidiaries:

TM RESOURCES AB

On January 14, 2006, the Company incorporated Calico NR 3857 AB ("Calico") to pursue the Company's exploration activities in Sweden. Calico subsequently changed its name to TM Resources AB ("Tumi Sweden"). The Company owns 100% of Tumi Sweden.

TMXI RESOURCES S.A. DE C.V.

The Company owns 100% of TMXI Resources S.A. de C.V. ("TMXI") which was incorporated in Mexico on October 15, 2002. TMXI was set up to pursue the Company's mineral exploration activities in Mexico.

KAY METALS LTD.

During fiscal 2004, the Company purchased 100% of the issued and outstanding common shares of Kay Metals Ltd. ("Kay Metals"), a Barbados company, from an arms-length public company. Kay Metals' sole asset is a registered ownership of a strata unit in a condominium located in Lima, Peru.

PRINCIPAL OFFICES

The Company's executive and principal office is located at Suite #1305, 1090 West Georgia Street, Vancouver, British Columbia, Canada. The corporate office facility is provided on a month-to-month basis by Chase Management as part of its agreement with the Company. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions".

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.
--------------------------------------------------------------------------------

The following discussion of the results of operations of the Company for the fiscal years ended December 31, 2007, 2006 and 2005 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.

The Company's consolidated financial statements are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP except for the differences referred to in Note 13 of the consolidated financial statements of the Company included herein. The noon rate of exchange on May 31, 2008, reported by the United States Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars was CDN $1.0062 (US $0.9938 = CDN$1.00). As of the date of this report, the foreign currency fluctuations have not had a material impact on the Company's operations and the Company does not engage in any foreign currency hedging activities. The effects of inflation and price changes have not had a material impact on the Company's operations during the past three years. The Company does not use any financial instruments to hedge its foreign currency exposure.

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

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2007 COMPARED TO YEAR ENDED DECEMBER 31, 2006

During the year ended December 31, 2007 ("fiscal 2007"), the Company incurred a loss of $732,834 ($0.03 per share), a decrease in loss of $142,272, compared to a loss of $875,106 ($0.04 per share) for the year ended December 31, 2006 ("fiscal 2006"). The decrease in loss during fiscal 2007 is mainly attributed to the write-off of mineral resources interests and the stock based compensation recorded in fiscal 2006 partially offset by the increase in general exploration and office overheads during fiscal 2007.

General and administrative expenses decreased by $121,293, from $817,658 during fiscal 2006 to $696,365 during fiscal 2007. Specific expenses of note are as follows:

- General exploration costs increased by $49,890, from $88,173 during fiscal 2006 to $138,063 during fiscal 2007. During fiscal 2007, the Company incurred costs relating to the review of property interests and maintenance of exploration offices in Sweden and Mexico.
- Audit fees increased by $34,709, from $3,537 during fiscal 2006 to $38,246 during fiscal 2007. The increase in audit fees reflect the timing of costs recorded during fiscal 2007 for the audit of December 31, 2006 consolidated financial statements.
- Corporate development increased by $8,865, from $5,654 during fiscal 2006 to $14,519 during fiscal 2007. During fiscal 2007, the Company participated in a short-term advertising campaign.
- The Company has been engaged in an ongoing program in communicating with its investors and investment community. The Company retained Mr. Nick Nicolaas to provide investor relations activities on behalf of the Company. Mr. Nicolaas' services are provided through his company, Mining Interactive Corp. During fiscal 2007, the Company paid $61,500 (2006 - $36,000).
- Consulting fees decreased by $38,815 from $50,928 during fiscal 2006 to $12,113 during fiscal 2007. During fiscal 2006, the Company paid consulting services for administrative services provided for the Company's activities.
- Stock based compensation of $218,025 (2006 - $408,316) was recorded in fiscal 2007 relating to the granting of 435,000 (2006 - 1,108,400) stock options and the vesting of stock options granted previously.

During fiscal 2007 the Company reported $87,216 interest and other income compared to $107,465 during fiscal 2006. Interest income of $81,030 (2006 - $100,677) was generated from short-term investments and other income of $6,186 (2006 - $6,788) from the rental of its condominium in Peru.

During fiscal 2007 the Company incurred $2,033,350 (2006 - $1,610,649) on acquisition costs and exploration activities on its mineral resource interests. In aggregate, the Company spent $399,067 on its Swedish properties, $847,331 on the La Trini Project, and $786,952 on the Sonora properties in Mexico.

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

During the year ended December 31, 2006 ("fiscal 2006"), the Company incurred a loss of $875,106 ($0.04 per share), a decrease in loss of $2,594,462, compared to a loss of $3,469,568 ($0.19 per share) for fiscal 2005. The decrease in loss is mainly attributed to the $2,926,030 write-off of mineral resource interests recorded in fiscal 2005 period and partially offset by the $267,232 increase in stock-based compensation in fiscal 2006 compared to fiscal 2005.

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

During fiscal 2006 the Company incurred $1,504,293 (2005 - $851,469) on acquisition costs and exploration activities on its mineral resource interests. In aggregate, the Company spent $664,028 on its Swedish properties, $349,724 on the La Trini, and $588,159 on the Sonora properties in Mexico.

LIQUIDITY AND CAPITAL RESOURCES

The Company's practice is to proceed with staged exploration, where each stage is dependent on the successful results of the preceding stage. To date the Company has not received any revenues from its exploration activities and has relied on equity financing to fund its commitments and discharge its liabilities as they come due. As at May 31, 2008, the Company had working capital of approximately $1.1 million. The Company believes that it currently has sufficient financial resources to undertake by itself all of its anticipated exploration activities and ongoing level of corporate activities for the ensuing year. However, exploration activities may change due to ongoing results and recommendations or the Company may acquire additional mineral properties, which may entail significant funding or exploration commitments. In the event that the occasion arises, the Company may be required to obtain additional financing. The Company has relied solely on equity financing to raise the requisite financial resources. While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financings should the need arise.

As of the date of the annual report, the Company has budgeted $223,000 for further lease payments, maintenance and exploration work in Mexico and $400,000 in Sweden. The Company also anticipates spending approximately $500,000 during fiscal 2008 for administrative and other operating expenditures.

The Company does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

There are no material commitments for capital expenditures during fiscal 2008.

The Company holds the majority of its cash and cash equivalents in Canadian funds.

TREND INFORMATION

The Company is not aware of any trends which might affect its financial results or business.

RESEARCH AND DEVELOPMENT

During fiscal 2007, the Company incurred $248,146 for mineral property acquisition costs and $1,785,204 for exploration costs on its mineral property interests. During fiscal 2006, the Company incurred $488,898 for mineral property acquisition costs, $1,121,751 for direct exploration costs and $88,173 for general exploration. During fiscal 2005, the Company incurred $197,547 for mineral property acquisition costs, $658,484 for direct exploration costs and $61,047 for general exploration.

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

The Company's subsidiary, Tumi Sweden, has entered into a lease agreement. See "Item 4. Information on the Company - Principal Offices".


ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.
--------------------------------------------------------------------------------

DIRECTORS AND SENIOR MANAGEMENT

The names, positions held with the Company and terms of office of each director and officer of the Company as of the date of this annual report, are as follows:

NAME                  POSITION WITH THE COMPANY          TERM OF OFFICE
                                                         (for each office held)
-------------------   ---------------------------        -----------------------
DAVID HENSTRIDGE(1)   Director, President                January 2000 to present
                      Chief Executive Officer and
                      Chief Financial Officer

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

DAVID HENSTRIDGE (AGE 60), PRESIDENT, CHIEF EXECUTIVE OFFICER, ACTING CHIEF FINANCIAL OFFICER AND DIRECTOR

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

NICK DEMARE (AGE 53), DIRECTOR

Mr. Nick DeMare holds a Bachelor of Commerce degree from the University of British Columbia and is a member in good standing of the Institute of Chartered Accountants of British Columbia. Since May, 1991, Mr. DeMare has been the President of Chase Management Ltd., a private company which provides a broad range of administrative, management and financial services to private and public companies engaged in mineral exploration and development, gold and silver production, oil and gas exploration and production and venture capital. Mr. DeMare indirectly owns 100% of Chase Management. Mr. DeMare currently serves as an officer and director of other public reporting companies. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

HARVEY LIM (AGE 49), DIRECTOR

Mr. Harvey Lim holds a Bachelor of Commerce degree from the University of British Columbia and is a member in good standing of the Institute of Chartered Accountants of British Columbia. Mr. Lim was employed by Coopers & Lybrand (now PricewaterhouseCoopers LLP) from 1981 to 1988. From 1988 to 1991, Mr. Lim was employed as controller with Ingot Management Ltd. Since 1991, Mr. Lim has been employed by Chase Management as controller. Mr. Lim currently serves as an officer and director of other public reporting companies. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

MARIANA BERMUDEZ (AGE 33), CORPORATE SECRETARY

From 1994 to 2001, Ms. Mariana Bermudez was the Executive Assistant to the CEO of Peruvian Gold Limited. From March 2001 to September 2001, Ms. Bermudez was employed as a legal assistant at Morton & Company, Vancouver, British Columbia. From October 2001 to December 2003 she was employed as a legal secretary with Farris Vaughan Wills and Murphy, Vancouver, British Columbia. Since January 2004, Ms. Bermudez has been employed by the Company. Ms. Bermudez attended Capilano College in British Columbia, from 1992 to 1994 where she obtained an Administrative Assistant Certificate and has taken various courses related to the securities industry.

COMPENSATION

During fiscal 2007, the directors and officers of the Company, as a group, had received or charged the Company a total of $181,904 (fiscal 2006 - $174,900) for compensation and services rendered by the directors and officers or companies owned by the individuals.

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

During fiscal 2007, the Company had one Named Executive Officer, Mr. David Henstridge, the Company's President, CEO and acting CFO (the "Named Executive Officer"). The following table sets forth all annual and long-term compensation awarded, paid to or earned by the Named Executive Officer during fiscal 2007, 2006 and 2005:


------------------------------------------------------------------------------------------------------------------
                                         ANNUAL COMPENSATION              LONG TERM COMPENSATION
                                  --------------------------------   --------------------------------
                                                                             AWARDS           PAYOUTS
                                                                     ----------------------   -------
                                                                     SECURITIES  RESTRICTED
                                                                       UNDER      SHARES OR                 ALL
 NAME AND                                                OTHER        OPTIONS/   RESTRICTED                OTHER
 PRINCIPAL                                               ANNUAL         SARS        SHARE       LTIP      COMPEN-
 POSITION               YEAR      SALARY     BONUS    COMPENSATION    GRANTED       UNITS     PAYOUTS      SATION
                                   ($)        ($)         ($)          (#)(1)        ($)        ($)         ($)
-------------------------------   --------------------------------   ----------------------   -------    ---------

David Henstridge         200      96,000      nil         nil         130,000/n/a    n/a        nil         nil
President, CEO           2006     99,000      nil         nil         428,400/n/a    n/a        nil         nil
and acting CFO           2005     79,000      nil         nil         221,600/n/a    n/a        nil         nil
------------------------------------------------------------------------------------------------------------------

NOTE:
(1) Figures represent options granted during a particular year; see "Aggregated Option" table for the aggregate number of options outstanding at year end.

LONG-TERM INCENTIVE PLANS - AWARD IN FISCAL 2007

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officer during fiscal 2007. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one financial year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

OPTIONS AND SHARE APPRECIATION RIGHTS

The following table sets forth stock options granted by the Company during fiscal 2007 to the Named Executive Officer of the Company:


----------------------------------------------------------------------------------------------------------------
                                           % OF TOTAL                           MARKET VALUE
                          SECURITIES         OPTIONS                           OF SECURITIES
                            UNDER          GRANTED IN                            UNDERLYING
                           OPTIONS           FISCAL          EXERCISE OR          OPTIONS ON          EXPIRATION
NAME                       GRANTED            2007           BASE PRICE(1)       DATE OF GRANT           DATE
                             (#)               (%)           ($/SECURITY)        ($/SECURITY)
---------------          ------------    --------------     ------------      -----------------      -----------

David Henstridge            130,000           29.89             0.80                0.80              June 12/10
----------------------------------------------------------------------------------------------------------------

NOTE:
(1) The exercise price of stock options was set accordingly to the rules of the TSXV. The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company's share capital.

The following table sets forth details of all exercises of stock options during fiscal 2007 by the Named Executive Officer, and the fiscal year end value of unexercised options:


------------------------------------------------------------------------------------------------------------------
                                                                      UNEXERCISED           VALUE OF UNEXERCISED
                                                                    OPTIONS/SARS AT        IN THE MONEY OPTIONS AT
                             SECURITIES                             FISCAL YEAR-END          FISCAL YEAR-END (1)
                            ACQUIRED ON      AGGREGATE VALUE         EXERCISABLE/               EXERCISABLE/
NAME                          EXERCISE          REALIZED             UNEXERCISABLE              UNEXERCISABLE
                                (#)                ($)                    (#)                        ($)
---------------             ----------       ---------------      -------------------      -----------------------

David Henstridge                nil                n/a               780,000 / n/a              162,292 / n/a
------------------------------------------------------------------------------------------------------------------

NOTE:
(1)  The closing price of the Company's shares on December 31, 2007 was $0.75.

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

COMPENSATION OF DIRECTORS

CASH COMPENSATION

The Company does not compensate its directors in their capacities as such, although directors of the Company are reimbursed for their expenses incurred in connection with their services as directors. As part of its agreement with Chase Management, the Company has, however, incurred or paid $25,900 for administrative, secretarial, accounting and bookkeeping services provided by personnel at Chase Management and $5,400 rent for office premises provided by Chase Management. In addition, during fiscal 2007, the Company paid $6,000 for consulting services provided by DNG Capital Corp., a private company owned by Mr. DeMare and $6,000 for consulting services provided by Mr. Harvey Lim.

NON-CASH COMPENSATION

The following table sets forth stock options granted by the Company during fiscal 2007 to the directors who are not the Named Executive Officer of the
Company:


---------------------------------------------------------------------------------------------------------------
                                           % OF TOTAL                          MARKET VALUE OF
                          SECURITIES      OPTIONS/SARS                           SECURITIES
                            UNDER          GRANTED TO                            UNDERLYING
                         OPTIONS/SARS     EMPLOYEES IN       EXERCISE OR       OPTIONS/SARS ON       EXPIRATION
NAME                       GRANTED        FISCAL 2007        BASE PRICE       THE DATE OF GRANT         DATE
                             (#)              (%)           ($/SECURITY)        ($/SECURITY)
--------------------     ------------    --------------     ------------      -----------------      ----------

Directors who are
not the Named               149,000           34.25%             0.80                0.80            June 12/10
Executive Officer
---------------------------------------------------------------------------------------------------------------

The following table sets forth details of all exercises of stock options during fiscal 2007 by the directors who are not the Named Executive Officer, and the financial year end value of unexercised options:


------------------------------------------------------------------------------------------------------------------
                                                                       UNEXERCISED           VALUE OF UNEXERCISED
                                                                     OPTIONS/SARS AT        IN THE MONEY OPTIONS AT
                             SECURITIES                             FISCAL YEAR -END          FISCAL YEAR -END (1)
                            ACQUIRED ON       AGGREGATE VALUE         EXERCISABLE /              EXERCISABLE /
NAME                          EXERCISE           REALIZED             UNEXERCISABLE              UNEXERCISABLE
                                (#)                 ($)                    (#)                         ($)
----------------------       ----------       ---------------      -------------------      -----------------------

Directors as a group            nil                n/a                799,000 / n/a              156,700 / n/a
who are not the Named
Executive Officer
------------------------------------------------------------------------------------------------------------------

NOTE:
(1)  The closing price of the Company's shares on December 31, 2007 was $0.75.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of December 31, 2007, all information required with respect to compensation plans under which equity securities of the Company are authorized for issuance:


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

------------------------------------------------------------------------------------------------------------------
Plan Category                          (a)                         (b)                            (c)
------------------------------------------------------------------------------------------------------------------

Equity compensation plans            2,355,000                    $0.56                      See Note (1)
approved by
securityholders
------------------------------------------------------------------------------------------------------------------

Equity compensation plans              n/a                         n/a                            n/a
not approved by
securityholders
------------------------------------------------------------------------------------------------------------------

Total                                2,355,000                    $0.56                       See Note (1)
------------------------------------------------------------------------------------------------------------------

NOTE:
(1) The Company has in place a "rolling" stock option plan (the "Plan") whereby the maximum number of common shares that may be reserved for issuance pursuant to the Plan will not exceed 10% of the issued shares of the Company at the time of the stock option grant. As of May 31, 2008, 184,570 common shares may be reserved for issuance pursuant to the Plan. See "Item
     6. Directors, Senior Management and Employees - Stock Option Plan".

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS OF THE COMPANY

No director or senior officer of the Company, proposed management nominee for election as a director of the Company or each associate or affiliate of any such director, senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries at any time during fiscal 2007, other than routine indebtedness.

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

EMPLOYMENT / MANAGEMENT AGREEMENTS

The Company has no formal management contract with any of its officers or directors. During fiscal 2007, the Company paid Mr. David Henstridge $96,000 for his services as President, CEO and acting CFO of the Company. Mr. Henstridge is currently paid a base salary of $8,000 per month. The amount may be amended as Mr. Henstridge changes the amount of time he devotes to the activities of the Company. Chase Management also charges the Company for services. See "Item 7. Majority Shareholders and Related Party Transactions - Related Party Transactions".

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

The Compensation Committee reviews the granting of stock options to directors and executive officers of the Company as well as compensation for executive officers of the Company and directors fees, if any, from time to time. Executive officers and directors may be compensated in cash and/or equity for their expert advice and contribution towards the success of the Company. The form and amount of such cash compensation are evaluated by the Compensation Committee, guided by the following goals:

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

Review any related-party transactions.

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

NOTE:
(1) As defined by Multilateral Instrument 52-110 of the Canadian Securities Administrators ("MI 52-110").

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

EMPLOYEES

During fiscal 2007 and as of the date of this annual report the Company has two full-time employees at its corporate head office, two full-time employees for its Sweden operations and 14 full-time employees and three consultants for its Mexico operations.

Corporate accounting, management and administration are provided, in part, by Chase Management. Chase Management provides its services to a number of public and private companies and currently employs seven full-time employees, including Mr. Lim (excluding Mr. DeMare). See "Item 6. Directors, Senior Management and Employees - Employment/ Management Agreements" and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions". The Company also retains consultants to handle specific projects on a case-by-case basis. In the event the Company needs to employ personnel, it will need to recruit qualified personnel to staff its operations. The Company believes that such personnel currently are available at reasonable salaries and wages in the geographic areas in which the Company and its subsidiaries operate. There can be no assurance, however, that such personnel will be available in the future. Exploration activities are conducted by consultants, labourers and technicians hired for the duration of the exploration program.

SHARE OWNERSHIP

The following table sets forth certain information regarding ownership of the Company's common shares by the Company's officers and directors as of May 31, 2008:
                                                   SHARES AND RIGHTS
                                                     BENEFICIALLY
                                                        OWNED OR      PERCENT OF
TITLE OF CLASS    NAME AND ADDRESS OF OWNER           CONTROLLED(1)    CLASS (1)
--------------    -------------------------         ----------------  ----------

Common Stock      David Henstridge                     2,287,600(2)      7.95%
                  Victoria, Australia

Common Stock      Nick DeMare                          1,367,775(3)      4.86%
                  Burnaby, British Columbia,
                  Canada

Common Stock      Harvey Lim                             305,000(4)      1.09%
                  Burnaby, British Columbia,
                  Canada

Common Stock      Mariana Bermudez                       174,000(5)      0.62%
                  North Vancouver, British Columbia,
                  Canada
NOTES:
(1)  Where  persons  listed on this  table  have the right to obtain  additional shares of common  stock  through  the  exercise of  outstanding  options or warrants within 60 days from May 31, 2008, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 27,795,706 shares of common stock outstanding as of May 31, 2008.
(2) Includes 1,262,600 common shares held by Mr. Henstridge and 50,000 common shares held by Henstridge Family Superfund (the "Henstridge Superfund"), options to acquire 900,000 common shares and warrants to acquire 50,000 common shares by Mr. Henstridge directly and 25,000 common shares by the Henstridge Superfund. See "Item 6. Directors, Senior Management and Employees - Stock Option Plan and Warrants."
(3) Includes 647,075 common shares held by Mr. DeMare directly and 367,700 common shares held by DNG Capital Corp. ("DNG"), a private company wholly-owned by Mr. DeMare. Also includes options to acquire 353,000 common shares held by Mr. DeMare directly. See "Item 6. Directors, Senior Management and Employees - Stock Option Plan and Warrants."
(4) Includes 5,000 common shares held and options to acquire 300,000 common shares. See "Item 6. Directors, Senior Management and Employees - Stock Option Plan and Warrants."
(5) Includes 24,000 common shares held and options to acquire 150,000 common shares. See "Item 6. Directors, Senior Management and Employees - Stock Option Plan and Warrants."

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

As of May 31, 2008, an aggregate of 2,595,000 incentive stock options to purchase shares of the Company's common stock remain outstanding to the following persons:

                        NATURE        NO. OF     EXERCISE
OPTIONEE              OF OPTION      OPTIONS    PRICE/SHARE   EXPIRY DATE
-----------------     ---------      -------    -----------   ------------------
                                                     $

David Henstridge      Director       100,000        0.30      July 20, 2008
Nick DeMare           Director        41,000        0.30      July 20, 2308
Harvey Lim            Director        30,000        0.30      July 20, 2008
David Henstridge      Director       260,000        0.50      January 16, 2009
Nick DeMare           Director       120,000        0.50      January 16, 2009
Harvey Lim            Director        80,000        0.50      January 16, 2009
Linda Liu             Consultant       7,000        0.50      January 16, 2009
Rosanna Wong          Consultant       7,000        0.50      January 16, 2009
Arabella Smith        Consultant       7,000        0.50      January 16, 2009
Betty Moody           Consultant       7,000        0.50      January 16, 2009
Folke Soderstrom      Consultant      50,000        0.50      January 16, 2009
Christina Jonsson     Employee        50,000        0.61      April 28, 2009
Tito Montano          Consultant      20,000        0.61      April 28, 2009
David Henstridge      Director       168,400        0.62      May 19, 2009
Nick DeMare           Director        95,000        0.62      May 19, 2009
Harvey Lim            Director        65,000        0.62      May 19, 2009
Mariana Bermudez      Employee        25,000        0.62      May 19, 2009
Linda Liu             Consultant       3,000        0.62      May 19, 2009
Rosanna Wong          Consultant       3,000        0.62      May 19, 2009
Betty Moody           Consultant       3,000        0.62      May 19, 2009
Arabella Smith        Consultant       3,000        0.62      May 19, 2009
Tito Montano          Consultant      50,000        0.62      September 20, 2009
Joseph Abbinante      Consultant      25,000        0.62      September 20, 2009
Paul Lopez            Consultant      40,000        0.60      February 7, 2010
Pablo Ortega          Consultant      10,000        0.60      February 7, 2010

                        NATURE        NO. OF     EXERCISE
OPTIONEE              OF OPTION      OPTIONS    PRICE/SHARE   EXPIRY DATE
-----------------     ---------      -------    -----------   ------------------
                                                     $

David Henstridge      Director       130,000        0.80      June 12, 2010
Nick DeMare           Director        97,000        0.80      June 12, 2010
Harvey Lim            Director        52,000        0.80      June 12, 2010
Mariana Bermudez      Employee        21,000        0.80      June 12, 2010
Nick Nicholas         Consultant      15,000        0.80      June 12, 2010
Wayne Melvin          Consultant      10,000        0.80      June 12, 2010
Anders Hogreluis      Consultant      50,000        0.80      June 12, 2010
David Henstridge      Director       241,600        0.50      April 9, 2011
Nick DeMare           Director       147,000        0.50      April 9, 2011
Harvey Lim            Director        73,000        0.50      April 9, 2011
Nick Nicholas         Consultant     175,000        0.50      April 9, 2011
Mariana Bermudez      Employee       104,000        0.50      April 9, 2011
Andrew Carter         Consultant      25,000        0.50      April 9, 2011
Gillyeard Leathley    Consultant      50,000        0.50      April 9, 2011
Jorge Barnett Jr.     Consultant      50,000        0.50      April 9, 2011
Wayne Melvin          Consultant      45,000        0.50      April 9, 2011
Ernesto Montano       Consultant      30,000        0.50      April 9, 2011
Paul Lopez            Consultant      10,000        0.50      April 9, 2011
                                   ---------
TOTAL:                             2,595,000
                                   =========

As of May 31, 2008, the directors and officers of the Company, as a group (four persons), held options to purchase 1,703,000 shares of the Company's common stock.

WARRANTS

As of May 31, 2008, there were non-transferable common share purchase warrants exercisable for the purchase of 4,381,895 common shares, as follows:

COMMON SHARES ISSUABLE ON           EXERCISE
   EXERCISE OF WARRANTS            PRICE/SHARE          EXPIRY
                                        $

      1,680,750                        0.80             October 28, 2008(1)(2)
      1,500,750                        0.80             November 17, 2008(1)(2)
      1,200,395                        0.90             October 23, 2008
      ---------
      4,381,895
      =========

(1) The warrants are subject to an early expiry which comes into effect once the Company's common shares trade on the TSXV on a weighted average price of $1.25 per share for a period of 20 consecutive trading days at which point the Company may provide written notice of acceleration of the expiry date of all of the warrants.
(2) On March 31, 2008, the Company extended the expiry terms of certain of its outstanding warrants, whereby the terms of 1,680,750 warrants have been extended from an initial expiry date of April 28, 2008 to an extended expiry date of October 28, 2008, and the expiry of 1,500,750 warrants have been extended from an initial expiry date of May 17, 2008, to an extended expiry date of November 17, 2008.

As of May 31, 2008, the directors and officers of the Company, as a group (four persons), held warrants to purchase 75,000 shares of the Company's common stock.

There are no assurances that the options or warrants described above will be exercised in whole or in part.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
--------------------------------------------------------------------------------

PRINCIPAL HOLDERS OF VOTING SECURITIES

The following table sets forth certain information regarding ownership of the Company's common shares by all persons who own five percent (5%) or more of the Company's outstanding shares as of May 31, 2008.

                                                   SHARES AND RIGHTS
                                                     BENEFICIALLY
                                                        OWNED OR      PERCENT OF
TITLE OF CLASS    NAME AND ADDRESS OF OWNER           CONTROLLED(1)    CLASS (1)

Common Stock      David Henstridge                     2,287,600(2)      7.95%
                  Victoria, Australia

NOTES:
(1)  Where  persons  listed on this  table  have the right to obtain  additional shares of common  stock  through  the  exercise of  outstanding  options or warrants within 60 days from May 31, 2007, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 27,795,706 shares of common stock outstanding as of May 31, 2008.
(2) Includes 1,262,600 common shares held by Mr. Henstridge and 50,000 common shares held by Henstridge Family Superfund (the "Henstridge Superfund"), options to acquire 900,000 common shares and warrants to acquire 50,000 common shares by Mr. Henstridge directly and 25,000 common shares by the Henstridge Superfund. See "Item 6. Directors, Senior Management and Employees - Stock Option Plan and Warrants."

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

UNITED STATES SHAREHOLDERS

As of May 31, 2008, there were approximately 28 registered holders of the Company's common shares in the United States, with combined holdings of 1,782,250 shares representing 6.41% of the issued shares of the Company. The Company does not know how many beneficial shareholders it has in the United States.

CONTROL BY FOREIGN GOVERNMENT OR OTHER PERSONS

To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person jointly or severally.

RELATED PARTY TRANSACTIONS

Other than as disclosed below, for the period from January 1, 2007 through March 31, 2008, the Company has not entered into any transactions or loans between the Company and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals' family;
(d) key management personnel and close members of such individuals' families; or
(e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

1. The Company has retained David Henstridge, the President, CEO, Acting CFO and a director of the Company, to provide consulting and management services. See "Item 6. Directors, Senior Management and Employees - Compensation." In consideration therefor, Mr. Henstridge is currently paid a monthly fee of $8,000 and out-of-pocket disbursements incurred by Mr. Henstridge on behalf of the Company. Management believes the arrangement with Mr. Henstridge is fair to the Company. During fiscal 2005, 2006, 2007 and the three months ended March 31, 2008, the Company paid Mr. Henstridge $79,000, $91,000, $96,000 and $24,000 respectively, on account of professional services rendered by Mr. Henstridge.

2. The Company has retained Chase Management, a company wholly owned by Nick Demare, a director of the Company, to provide office premises, administrative, accounting and management services. In consideration therefor, Chase Management is paid based on services provided, which are billed at rates which Chase Management charges to unrelated third parties. Management believes the arrangement with Chase Management is fair to the Company and similar to terms which could be obtained from unrelated third parties. During fiscal 2005, 2006, 2007 and the three months ended March 31, 2008, the Company paid or was charged by Chase Management $27,495, $25,800, $31,300 and $9,400 respectively.

3. During fiscal 2005, 2006, 2007 and the three months ended March 31, 2008, the Company paid or was charged $1,650, $3,500, $6,000 and $1,500 respectively, for consulting services provided by DNG Capital Corp., a private company owned by Nick DeMare.

4. During fiscal 2006, 2007 and the three months ended March 31, 2008, the Company paid or was charged $3,500, $6,000 and $1,500 respectively, on account of professional services rendered by Harvey Lim, a director of the Company.

5.       See  also  "Item  6.  Directors,  Senior  Management  and  Employees  -
         Compensation."

INDEBTEDNESS OF DIRECTORS, OFFICERS, PROMOTERS AND OTHER MANAGEMENT

During fiscal 2007 and the three month period ended March 31, 2008,  none of the
directors,   officers,  promoters  or  other  members  of  management  or  their associates or affiliates of the Company was indebted to the Company.

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

The following table identifies the name of each director and officer of the Company and any company, which is a reporting issuer in Canada or the United States, and for which such director or officer currently serves as an officer or director, other than the Company:

--------------------------------------------------------------------------------
                                                                  COMMENCED
DIRECTOR           REPORTING ISSUER                 CAPACITY      SERVICE
--------------------------------------------------------------------------------

David Henstridge   Ausex Capital Corp.              Director,
                                                    President,
                                                    CEO, & CFO    August 2007
                   Lumex Capital Corp.              Director      January 2007
                   Mawson Resources Limited         Director      March 2004
                   Tinka Resources Limited          Director      March 2003
--------------------------------------------------------------------------------
Nick DeMare        Aguila American Resources Ltd.   Director      January 2003
                   Andean American Mining Corp.     Director      August 2002
                   American Oil & Gas Inc.          Director      October 2003
                   Astral Mining Corporation.       Director      February 2004
                   Atlas Minerals Inc.              Director      April 2006
                                                    CFO           May 2008
                   Ausex Capital Corp.              Director      August 2007
                   Enterprise Oil Limited           Director      April 2007
                   GGL Diamond Corp.                Director      May 1989
                   Geo Petro Resources Company      Director      March 2006
                   Golden Peaks Resources Ltd.      Director      January 1992

--------------------------------------------------------------------------------
                                                                  COMMENCED
DIRECTOR           REPORTING ISSUER                 CAPACITY      SERVICE
--------------------------------------------------------------------------------

                   Halo Resources Ltd.              Director      January 1996
                                                    CFO           February 2005
                   JG Capital Corp.                 CFO &         December 2007
                                                    Secretary
                   Kola Mining Corp.                Director      October 2002
                                                    CFO           September 2005
                   Lariat Energy Ltd.               Director      August 2002
                   Lumex Capital Corp.              Director,
                                                    President,
                                                    CEO, & CFO    January 2007
                   Mawson Resources Limited         Director      March 2004
                   Mirasol Resources Limited        Director      February 2005
                   Rochester Resources Ltd.         Director      June 2007
                   Salazar Resources Ltd.           Director      June 1988
                   Sinchao Metals Corp.             Director      January 2007
                   Tinka Resources Limited          Director      October 2003
                   Valor Ventures Inc.              CFO &
                                                    Secretary     March 2007
--------------------------------------------------------------------------------
Harvey Lim         Golden Peaks Resources Ltd.      Secretary     March 2006
                                                    CFO           June 2006
                   Halo Resources Ltd.              Secretary     December 1988
                   Rochester Resources Ltd.         Secretary     June 1997
--------------------------------------------------------------------------------
Mariana Bermudez   Ausex Capital Corp.              Secretary     August 2007
                   Lumex Capital Corp.              Secretary     February 2006
                   Mawson Resources Limited         Secretary     March 2004
                   Tinka Resources Limited          Secretary     January 2004
--------------------------------------------------------------------------------

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


ITEM 8.  FINANCIAL INFORMATION.
--------------------------------------------------------------------------------

DESCRIPTION                                                             PAGE
-----------                                                          -----------
Audited Consolidated Financial Statements for the Years Ended
December 31, 2007, 2006 and 2005                                     F-1 to F-23


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

The following table sets forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the TSXV, and predecessor exchanges, for the periods indicated:

                           TSXV STOCK TRADING ACTIVITY

                                                           SALES PRICE
                                                    ---------------------------
YEAR ENDED                       VOLUME                 HIGH            LOW
                                                    ------------   ------------
December 31, 2007            13,981,079                $1.33           $0.47
December 31, 2006            10,800,447                $0.87           $0.33
December 31, 2005             6,930,200                $0.94           $0.26
December 31, 2004            12,191,400                $2.29           $0.81
December 31, 2003             6,406,502                $1.79           $0.40
December 31, 2002             1,006,511                $0.69           $0.17


                                                           SALES PRICE
                                                    ---------------------------
QUARTER ENDED                    VOLUME                 HIGH            LOW
                                                    ------------   ------------
March 31, 2008                1,349,400                $0.77           $0.43
December 31, 2007             1,894,700                $1.02           $0.60
September 30, 2007            2,680,100                $1.10           $0.56
June 30, 2007                 7,052,768                $1.33           $0.64
March 31, 2007                2,353,511                $0.73           $0.47
December 31, 2006             1,506,125                $0.60           $0.40
September 30, 2006            1,104,834                $0.66           $0.44
June 30, 2006                 3,835,988                $0.87           $0.53


                                                           SALES PRICE
                                                    ---------------------------
MONTH ENDED                      VOLUME                 HIGH            LOW
                                                    ------------   ------------
May 31, 2008                    353,900                $0.42           $0.34
April 30, 2008                  345,600                $0.58           $0.37
March 31, 2008                  399,600                $0.73           $0.50
February 28, 2008               370,500                $0.73           $0.51
January 31, 2008                579,300                $0.75           $0.43
December 31, 2007               341,800                $0.76           $0.60

On November 24, 2003, the Company's common shares were approved for quotation on the OTCBB. The Company currently trades on the OTCBB under the symbol "TUMIF". The following tables set forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the OTCBB system for the periods indicated:

                             OTCBB TRADING ACTIVITY

                                                          SALES PRICE (US$)
                                                    ---------------------------
YEAR ENDED                       VOLUME                 HIGH            LOW
                                                    ------------   ------------
December 31, 2007            11,910,900                $1.25           $0.39
December 31, 2006             5,229,000                $0.80           $0.27
December 31, 2005             3,608,247                $0.80           $0.19
December 31, 2004             6,544,833                $1.75           $0.66
December 31, 2003*                    0                $0.00           $0.00

*  The Company's common stock commenced trading on the OTC on November 24, 2003.


                                                          SALES PRICE (US$)
                                                    ---------------------------
QUARTER ENDED                    VOLUME                 HIGH            LOW
                                                    ------------   ------------
March 31, 2008                1,424,700                $0.78           $0.40
December 31, 2007             2,320,200                $1.14           $0.60
September 30, 2007            3,196,100                $1.04           $0.51
June 30, 2007                 4,711,600                $1.25           $0.58
March 31, 2007                1,683,000                $0.65           $0.39
December 31, 2006             1,000,300                $0.54           $0.35
September 31, 2006              889,300                $0.59           $0.36
June 30, 2006                 1,987,900                $0.80           $0.44


                                                          SALES PRICE (US$)
                                                    ---------------------------
MONTH ENDED                      VOLUME                 HIGH            LOW
                                                    ------------   ------------
May 31, 2008                    220,000                $0.43           $0.32
April 30, 2008                  351,100                $0.60           $0.35
March 31, 2008                  395,700                $0.75           $0.46
February 28, 2008               396,200                $0.75           $0.50
January 31, 2008                632,800                $0.78           $0.40
December 31, 2007               563,700                $0.77           $0.60

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

On March 29, 2004, the British Columbia legislature enacted the BCBCA and repealed the Company Act, which previously governed the Company. Under the BCBCA, all companies, which were previously incorporated, amalgamated or continued under the Company Act, were required to be transitioned under the BCBCA within two years The Company's Board of Directors has taken the necessary steps in regard to this requirement. The BCBCA removed many of the restrictions contained in the Company Act, including restrictions on the residency of directors, the place of annual general meetings and limits on authorized share capital. The BCBCA also uses new forms and terminology and has replaced the Memorandum with a Notice of Articles.

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

A total of 27,795,706 common shares were issued and outstanding as of May 31, 2008. All of the common shares of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all shareholder meetings and to attend and vote at such meetings. Each common share carries with it the right to one vote. The common shares do not have preemptive or conversion rights. In addition, there are no sinking fund or redemption provisions applicable to the common shares.

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

Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the Chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried, and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

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

MATERIAL CONTRACTS

The following are material contracts entered into by the Company during the two years preceding the date of this annual report:

1. Option agreement by and between the Company and Goldsearch dated April 28, 2008. See "Item 4. Information on the Company - Business Overview - Mineral Interest Agreements - Bergslagen District, Sweden".

2. Option agreement by and between the Company and Genminmex dated June 1, 2007. See "Item 4. Information on the Company - Business Overview - Mineral Interest Agreements - Sonora, Mexico".

3. Stock Option Plan dated April 30, 2008. See "Item 6. Directors, Senior Management and Employees. Stock Option Plan and Warrants - Stock Option Plan".

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

U.S. EXCHANGE ACT

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


ITEM 15T.  CONTROLS AND PROCEDURES
--------------------------------------------------------------------------------

(A)      DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures, as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), are controls and other procedures of the Company that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Act is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. As required by Rule 13a-15 under the Exchange Act, the Company carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2007, being the date of the Company's most recently completed fiscal year end. This evaluation was carried out under the supervision and with the participation of the Company's President, Chief Executive Officer and acting Chief Financial Officer, David Henstridge.

Based upon that evaluation, Mr. Henstridge concluded that as of December 31, 2007, the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the periods specified by the SEC's rules and forms.

(B)      MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's board of directors and audit committee are responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

The Company's President, Chief Executive Officer, and acting Chief Financial Officer, David Henstridge, assessed the effectiveness of the Company's internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-(f) promulgated under the Exchange Act) as of December 31, 2007.

In making this assessment, the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) was used. Based on this assessment, Mr. Henstridge concluded that, as of December 31, 2007, the Company's internal control over financial reporting is effective based on those criteria. Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management's report in this annual report.

(C)      CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period covered by this annual report, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.


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


ITEM 16B.  CODE OF ETHICS.
--------------------------------------------------------------------------------

The Company has not yet adopted a code of ethics that applies to the Company's principal executive officer, principal financial officer, principal accounting officer, or controller, or persons performing similar functions. Given the Company's current operations, management does not believe a code of ethics is necessary at this time.

However, each director, officer and employee is expected to comply with relevant corporate and securities laws and, where applicable, the terms of their employment agreements. Additionally, on January 31, 2006, the Company adopted:
(i) a Corporate Disclosure Policy; (ii) an Insider Trading Policy; and (iii) a Whistle Blower Policy. Each policy applies to all employees of the Company, including the Company's principal executive officer, principal financial officer, and all persons performing similar functions.

Each policy is available in its entirety, free of charge, upon written request to us, attention of the Company's Secretary, at the address listed on the front cover of this filing.


ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.
--------------------------------------------------------------------------------

AUDIT FEES

For fiscal 2007 and 2006, the Company's principal accountant billed $40,178 and $24,825, respectively, for the audit of the Company's annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

AUDIT-RELATED FEES

For fiscal 2007 and 2006, the Company's principal accountant billed $nil and $nil, respectively, for assurance and related services that were reasonably related to the performance of the audit or review of the Company's financial statements outside of those fees disclosed above under "Audit Fees".

TAX FEES

For fiscal 2007 and 2006, the Company's principal accountant billed $nil and $nil, respectively, for tax compliance, tax advice, and tax planning services.

ALL OTHER FEES

For fiscal 2007 and 2006, the Company's principal accountant billed $nil and $nil respectively, for products and services other than those set forth above.

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

PRINCIPAL ACCOUNTANT SERVICES

To the best of the Company's knowledge, the percentage of hours expended on the Company's principal accountant's engagement to audit the Company's financial statements for the fiscal year ended December 31, 2007, that were attributed to work performed by persons other than the principal accountant's full-time permanent employees was less than fifty percent (50%).


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

See pages F-1 through F-23.


ITEM 18.  FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------

Not applicable.


ITEM 19.  EXHIBITS.
--------------------------------------------------------------------------------

    EXHIBIT
     NUMBER       DESCRIPTION
    -------       -----------

       1.1 Certificate of Change of Name from Planex Ventures Ltd. to Tumi Resources Limited (1)

       1.2 British Columbia Registrar of Companies Form 19 - Special Resolutions and Altered Memorandum (1)

       1.3        Memorandum of Planex Ventures Ltd. (1)

       1.4        Articles of Planex Ventures Ltd. (1)

    EXHIBIT
     NUMBER       DESCRIPTION
    -------       -----------

       2.1        Stock Option Plan dated April 30, 2008

       4.1 Letter Agreement to the Option to Acquire a 100% Interest in the La Trini and Mololoa Properties dated November 30, 2004
                  (2)

       4.2 Option agreement by and between the Company and Genminmex dated June 1, 2007 (4)

       4.3 Option agreement by and between the Company and Goldsearch dated April 28, 2008

       8.1        List of Subsidiaries

      12.1        Certification of David Henstridge Pursuant to Rule 13a-14(a)

      13.1        Certification  of  David  Henstridge  Pursuant  to  18  U.S.C.
                  Section 1350

      15.1        Property Location Maps

(1) Previously filed as an exhibit to the Company's Annual Report on Form 20-F/A Amendment No. 1, filed with the Commission on April 23, 2003. File number 0-50244.
(2) Previously filed as an exhibit to the Company's Annual Report on Form 20-F, filed with the Commission on June 22, 2005. File number 0-50244.
(3) Previously filed as an exhibit to the Company's Annual Report on Form 20-F, filed with the Commission on June 19, 2006. File number 0-50244.
(4) Previously filed as an exhibit to the Company's Annual Report on Form 20-F, filed with the Commission on June 28, 2007. File number 0-50244.

                                   SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                         TUMI RESOURCES LIMITED



Dated:  June 25, 2008                    /s/ David Henstridge,
                                         ---------------------------------------
                                         David Henstridge,
                                         President, CEO, acting CFO and Director

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                        DECEMBER 31, 2007, 2006 AND 2005

                         (EXPRESSED IN CANADIAN DOLLARS)

                                                           D + H Group LLP
                                                           Chartered Accountants





AUDITORS' REPORT




To the Shareholders of
Tumi Resources Limited


We have audited the consolidated balance sheets of Tumi Resources Limited (an Exploration Stage Company) as at December 31, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2007, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and cash flows for the years ended December 31, 2007, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.

United States generally accepted accounting principles vary in certain significant respects from Canadian generally accepted accounting principles. Application of United States generally accepted accounting principles would have affected assets, liabilities and shareholders' equity as at December 31, 2007 and 2006 and the results of operations and cash flows for the years ended December 31, 2007, 2006 and 2005 and for the cumulative period from inception to December 31, 2007 to the extent summarized in Note 13 to the consolidated financial statements.

On April 10, 2008 we reported separately to the shareholders of Tumi Resources Limited on consolidated financial statements as at, and for the years ended, December 31, 2007 and 2006 audited in accordance with Canadian generally accepted auditing standards.




Vancouver, B.C.                                            /s/ D&H GROUP LLP
April 10, 2008                                           CHARTERED ACCOUNTANTS





D+H Group LLP Chartered Accountants
10th Floor, 1333 West Broadway    Telephone 604 731 5881  www.DHgroup.ca
Vancouver, British Columbia       Facsimile 604 731 9923  Email: info@dhgroup.ca
Canada V6H 4C1
              A BC Limited Liaibility Partnership of Corporations
            Member of BHD Association with affiliated offices across
                           Canada and internationally

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEETS
                        AS AT DECEMBER 31, 2007 AND 2006
                         (EXPRESSED IN CANADIAN DOLLARS)


                                                       2007            2006
                                                         $               $

                                     ASSETS

CURRENT ASSETS

Cash and cash equivalents                             2,091,592       2,898,961
Amounts receivable                                      143,966          82,994
Prepaids                                                  9,601          25,715
                                                   ------------    ------------
                                                      2,245,159       3,007,670

PROPERTY AND EQUIPMENT (Note 3)                         201,307         236,140

MINERAL RESOURCE INTERESTS (Note 4)                   4,359,737       2,368,283

OTHER                                                     6,742           6,742
                                                   ------------    ------------
                                                      6,812,945       5,618,835
                                                   ============    ============


                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                240,940         119,368
                                                   ------------    ------------


                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 5)                               13,379,705      11,798,414

CONTRIBUTED SURPLUS (Note 7)                          1,609,804       1,385,723

DEFICIT                                              (8,417,504)     (7,684,670)
                                                   ------------    ------------
                                                      6,572,005       5,499,467
                                                   ------------    ------------
                                                      6,812,945       5,618,835
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

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (EXPRESSED IN CANADIAN DOLLARS)


                                                       2007            2006            2005
                                                         $               $               $

EXPENSES

Accounting and administration                            25,900          25,800          22,095
Amortization                                             10,556          10,060          10,022
Audit                                                    38,246           3,537          34,576
Consulting                                               12,113          50,928          35,174
Corporate development                                    14,519           5,654           6,792
General exploration                                     138,063          88,173          61,047
Investment conferences                                   14,124          15,640           8,563
Investor relations                                       61,500          36,000          35,750
Legal                                                     8,711          10,130           8,324
Management fees                                          43,338          47,228          53,247
Office                                                   22,610          21,673          23,406
Regulatory                                               10,100           8,787           8,005
Rent                                                      5,400           5,400           5,400
Salaries and benefits                                    22,209          15,461          29,862
Shareholder costs                                         6,996          11,104           7,555
Stock-based compensation (note 6)                       218,025         408,316         141,084
Transfer agent                                            8,963           8,015           6,167
Travel and related                                       34,992          45,752          66,062
                                                   ------------    ------------    ------------
                                                        696,365         817,658         563,131
                                                   ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                                (696,365)       (817,658)       (563,131)
                                                   ------------    ------------    ------------
OTHER ITEMS

Interest and other income                                87,216         107,465          39,837
Write-off of mineral resource interests                 (41,896)       (132,236)     (2,926,030)
Write-off and loss of disposal of equipment                   -          (6,599)         (4,863)
Foreign exchange                                        (81,789)        (26,078)          2,311
Provision on amounts receivable                               -               -         (17,692)
                                                   ------------    ------------    ------------
                                                        (36,469)        (57,448)     (2,906,437)
                                                   ------------    ------------    ------------
LOSS FOR THE YEAR                                      (732,834)       (875,106)     (3,469,568)

DEFICIT - BEGINNING OF YEAR                          (7,684,670)     (6,809,564)     (3,339,996)
                                                   ------------    ------------    ------------
DEFICIT - END OF YEAR                                (8,417,504)     (7,684,670)     (6,809,564)
                                                   ============    ============    ============


LOSS PER COMMON SHARE - BASIC AND DILUTED                $(0.03)         $(0.04)         $(0.19)
                                                   ============    ============    ============

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
   OUTSTANDING - BASIC AND DILUTED                   25,928,123      22,947,526      18,457,301
                                                   ============    ============    ============


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (EXPRESSED IN CANADIAN DOLLARS)


                                                       2007            2006            2005
                                                         $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Loss for the year                                      (732,834)       (875,106)     (3,469,568)
Adjustments for items not involving cash
   Amortization                                          10,556          10,060          10,022
   Stock-based compensation                             218,025         408,316         141,084
   Provision on amounts receivable                            -               -          17,692
   Write-off of mineral resource interests               41,896         132,236       2,926,030
   Write-off of equipment                                     -           6,599           4,863
                                                   ------------    ------------    ------------
                                                       (462,357)       (317,895)       (369,877)
Decrease (increase) in amounts receivable               (60,972)         17,843         (26,853)
Decrease (increase) in prepaids                          16,114         (21,767)          5,467
Increase (decrease) in accounts payable a
   and accrued liabilities                              107,159         (11,736)        (13,661)
                                                   ------------    ------------    ------------
                                                       (400,056)       (333,555)       (404,924)
                                                   ------------    ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares                             1,719,800       4,127,960          39,330
Share issue costs                                      (141,159)       (275,598)              -
                                                   ------------    ------------    ------------
                                                      1,578,641       3,852,362          39,330
                                                   ------------    ------------    ------------
INVESTING ACTIVITIES

Expenditures on mineral resource interests           (1,982,703)     (1,504,293)       (851,469)
Purchase of property and equipment                       (3,251)       (108,149)         (5,004)
Proceeds on disposal of equipment                             -           3,104               -
Other assets                                                  -          (6,742)              -
                                                   ------------    ------------    ------------
                                                     (1,985,954)     (1,616,080)       (856,473)
                                                   ------------    ------------    ------------
INCREASE (DECREASE) IN CASH - DURING THE YEAR          (807,369)      1,902,727      (1,222,067)

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR         2,898,961         996,234       2,218,301
                                                   ------------    ------------    ------------
CASH AND CASH EQUIVALENTS - END OF YEAR               2,091,592       2,898,961         996,234
                                                   ============    ============    ============


CASH AND CASH EQUIVALENTS IS COMPRISED OF:

Cash                                                    576,531         115,090         346,234
Short-term deposit                                    1,515,061       2,783,871         650,000
                                                   ------------    ------------    ------------
                                                      2,091,592       2,898,961         996,234
                                                   ============    ============    ============

SUPPLEMENTAL CASH FLOW INFORMATION (Note 11)

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (EXPRESSED IN CANADIAN DOLLARS)



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

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (EXPRESSED IN CANADIAN DOLLARS)



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

         ASSET RETIREMENT OBLIGATIONS

         The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is charged to earnings using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flow. As at December 31, 2007, the Company does not have any asset retirement obligations.

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

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (EXPRESSED IN CANADIAN DOLLARS)



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

         FINANCIAL INSTRUMENTS

         Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments -
         Recognition and Measurement, Section 3861, Financial Instruments - Disclosure and Presentation and Section 3865, Hedges. These sections apply to fiscal years beginning on or after October 1, 2006 and provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities, and non-financial derivatives, and describe when and how hedge accounting may be applied. Section 1530 provides standards for the reporting and presentation of comprehensive income, which is defined as the change in equity, from transactions and other events and circumstances from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles. A statement of comprehensive income has not been presented as no components of comprehensive income have been identified and therefore have not affected the current or comparative period balances on the financial statements. Under these new standards, all financial instruments are classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available for sale assets or other financial liabilities. All financial instruments, including derivatives, are included on the balance sheet and are measured at fair market value upon inception with the exception of certain related party transactions. Subsequent measurement and recognition of change in the fair value of financial instruments depends on their initial classification. Held-for-trading financial investments are measured at fair value and all gains and losses are included in operations in the period in which they arise. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet. Loans and receivables, investments held to maturity and other financial liabilities are measured at amortized cost using the effective interest method. Gains and losses upon inception, derecognition, impairment write downs and foreign exchange translation adjustments are recognized immediately. Transaction costs related to financings will be expensed in the period incurred.

         Upon adoption of this new standard the Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Exploration advances and other receivables are classified as loans

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (EXPRESSED IN CANADIAN DOLLARS)



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

         NEW ACCOUNTING PRONOUNCEMENTS

         ASSESSING GOING CONCERN

         The Accounting Standards Board ("AcSB") amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity's ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

         FINANCIAL INSTRUMENTS

         The AcSB issued CICA Handbook Section 3862, Financial Instruments - Disclosures, which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, Financial Instruments - Recognition and Measurement, Section 3863, Financial Instruments - Presentation, and
         Section 3865, Hedges. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

         The AcSB issued CICA Handbook Section 3863, Financial Instruments - Presentation, which is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and nonfinancial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

         CAPITAL DISCLOSURES

         The AcSB issued CICA Handbook Section 1535, which establishes standards for disclosing information about an entity's capital and how it is managed. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

         The Company is currently assessing the impact of the above new accounting standards on the Company's financial position and results of operations.

         INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

         In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (EXPRESSED IN CANADIAN DOLLARS)



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         The transition date of January 1, 2011, will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.


3.       PROPERTY AND EQUIPMENT

                                                       2007            2006
                                                         $               $

         Condominium                                    132,840         132,840
         Office furniture and equipment                  36,328          33,077
         Vehicles                                       121,680         121,680
                                                   ------------    ------------
                                                        290,848         287,597
         Less accumulated amortization                  (89,541)        (51,457)
                                                   ------------    ------------
                                                        201,307         236,140
                                                   ============    ============


4.       MINERAL RESOURCE INTERESTS


                                                2007                                        2006
                             ------------------------------------------   -------------------------------------------
                             ACQUISITION    EXPLORATION                   ACQUISITION    EXPLORATION
                                COSTS       EXPENDITURES       TOTAL         COSTS       EXPENDITURES       TOTAL
                                  $              $               $             $              $               $

         Mexico
            La Trini (a)          586,272      1,347,777      1,934,049        362,060        724,658      1,086,718
            Sonora (b)             81,305      1,275,330      1,356,635         67,412        520,747        588,159
         Sweden
            Bergslagen (c)        234,488        834,565      1,069,053        224,447        468,959        693,406
                             ------------   ------------   ------------   ------------   ------------   ------------
                                  902,065      3,457,672      4,359,737        653,919      1,714,364      2,368,283
                             ============   ============   ============   ============   ============   ============

         (a)      La Trini, Mexico

                  By agreement dated January 19, 2005, the Company acquired the rights to acquire a 100% interest in the La Trini and Mololoa mineral claims ("La Trini Project"). The La Trini Project covers 356 hectares and is located in the Jalisco silver belt approximately 100 kilometres northwest of Guadalajara, Jalisco State, Mexico. In order to acquire its 100% interest the Company was required to make option payments totaling US $500,000. During fiscal 2007, the Company completed the acquisition of a 100% interest in the La Trini Project by making the final option payment of US $200,000 and issuing 13,819 common shares (2006 - 17,832 common shares) at a fair value of $8,706 (2006 - $8,738), for finder's fee.

                  The vendor has retained a 1% net smelter return royalty ("NSR") and the Company has the right to reduce the NSR to 0.5% through a cash payment of US $1,000,000.

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (EXPRESSED IN CANADIAN DOLLARS)



4.       MINERAL RESOURCE INTERESTS (continued)

         (b)      Sonora, Mexico

                  As at December 31, 2007, the Company maintains a portfolio of eight mineral claims, covering 114,014 hectares, located in Sonora State, Mexico.

                  On June 1, 2007, the Company signed a letter agreement with Minera Genminmex S.A. ("Genminmex"). Under the terms of the letter agreement, Genminmex may earn a 60% interest in two exploration concessions covering the Batamote 1 and 2 located in Sonora, Mexico by incurring expenditures of US$2,000,000 over five years. Upon earning the 60% interest, Genminmex may earn an additional 10% interest by incurring an additional US $3,000,000 over seven years or completing a final feasibility study.

                  On November 27, 2006, the Company also entered into an option agreement to acquire a 100% interest in one mineral claim of approximately 22 hectares by making option payments totaling US$175,000. During fiscal 2007, the Company determined to terminate the option agreement after making option payments totaling $13,893 (US $12,500) and incurring $4,583 exploration expenditures. Accordingly, the Company wrote off $18,476 of acquisition and exploration costs to reflect the termination of the option agreement.

         (c)      Bergslagen District, Sweden

                  The Company has acquired, through staking, mineral concessions in Sweden. As at December 31, 2007, the Company maintains 15 exploration projects covering approximately 15,253 hectares, located in the Bergslagen District in south-central Sweden. During fiscal 2007, the Company wrote-off $23,420 (2006 - $7,481) of staking costs on exploration projects in Sweden to reflect the Company's abandonment of certain concessions.

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (EXPRESSED IN CANADIAN DOLLARS)



5.       SHARE CAPITAL

         Authorized:  unlimited common shares with no par value

         Issued:                                   2007                        2006                        2005
                                        -------------------------   -------------------------   -------------------------
                                           SHARES        AMOUNT        SHARES        AMOUNT        SHARES        AMOUNT
                                                           $                           $                           $

         Balance, beginning of year      25,347,597    11,798,414    18,551,370     8,114,653    18,371,060     8,070,761
                                        -----------   -----------   -----------   -----------   -----------   -----------
         Issued during the year:

         For cash
            private placements           2,1000,000     1,512,000     6,658,000     4,127,960             -             -
            exercise of options              90,000        45,000             -             -       171,000        39,330
            exercise of warrants            147,500       118,000             -             -             -             -
            exercise of agent's warrants     56,000        44,800             -             -             -             -
         Reallocation from contributed
            surplus on exercise of
               options                            -        11,207             -             -             -             -
         Reallocation from contributed
            surplus on exercise of
               agent's warrants                   -        21,840             -             -             -             -
         For agent's and finder's fees       40,790        26,666       120,395        57,006             -             -
         For mineral properties              13,819         8,706        17,832         8,738         9,310         4,562
                                        -----------   -----------   -----------   -----------   -----------   -----------
                                          2,448,109     1,788,219     6,796,227     4,193,704       180,310        43,892
         Less:  share issue costs                 -      (206,928)            -      (509,943)            -             -
                                        -----------   -----------   -----------   -----------   -----------   -----------
                                          2,448,109     1,581,291     6,796,227     3,683,761       180,310        43,892
                                        -----------   -----------   -----------   -----------   -----------   -----------
         Balance, end of year            27,795,706    13,379,705    25,347,597    11,798,414    18,551,370     8,114,653
                                        ===========   ===========   ===========   ===========   ===========   ===========

         (a) During fiscal 2007, the Company completed a private placement of 2,100,000 units, at $0.72 per unit, for gross proceeds of $1,512,000. Each unit comprised one common share of the Company and one-half of a share purchase warrant. Each full warrant is exercisable to purchase an additional common share at a price of $0.90 per share on or before October 23, 2008.

                  Bolder Investment Partners, Ltd. ("Bolder") sold 1,400,000 units of the private placement and was paid a work fee of $5,000 and a cash commission of $65,671, issued 20,790 agent units and granted agent warrants to purchase a further 140,000 common shares of the Company. The agent units and warrants have the same terms and conversion provisions as the private placement units and warrants. The Company also paid finders' fees of $5,760 cash and issued 20,000 common shares of the Company to its finders on the non-brokered portion of the private placement.

                  The fair value of the agent's warrants and the warrants associated with the agent units has been estimated using the Black-Scholes option pricing model. The assumptions used were: divided yield - 0%; expected volatility 75%; a risk-free interest rate of 4.18%; and an expected life of one year. The value assigned was $39,103.

                  The Company also incurred $64,728 of costs associated with the private placement. A director of the Company purchased 50,000 units of the private placement.

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (EXPRESSED IN CANADIAN DOLLARS)



5.       SHARE CAPITAL (continued)

         (b) During fiscal 2006, the Company completed a private placement of 6,658,000 units, at $0.62 per unit, for gross proceeds of $4,127,960. Each unit comprised one common share of the Company and one-half of a share purchase warrant. Each full warrant is exercisable to purchase an additional common share at a price of $0.80 per share for a period of two years. In addition the Company may force conversion of the warrants if the common shares trade on a weighted average price of $1.25 per share for a period of twenty consecutive trading days.

                  Bolder sold 3,500,000 units of the private placement. Bolder was paid a work fee of $5,000 and a cash commission of $120,283, issued 85,995 agent units and granted agent warrants to purchase a further 350,000 common shares of the Company. The Company also paid finders' fees of $98,530 cash, issued 28,400 common shares and 6,000 finders units and granted finders warrants to purchase a further 80,000 shares of the Company to its finders on the non-brokered portion of the private placement. The agent and finder units and warrants have the same terms and conversion provisions as the private placement units and warrants.

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

         (c) A summary of the number of common shares reserved pursuant to the Company's outstanding warrants at December 31, 2007, 2006 and 2005 and the changes for the years ending on those dates is as follows:

                                            2007          2006          2005

                  Balance,
                     beginning of year    3,804,998             -     3,918,640
                  Issued pursuant to
                     private placements   1,200,395     3,804,998             -
                  Exercised                (203,500)            -             -
                  Expired                         -             -    (3,918,640)
                                        -----------   -----------   -----------
                  Balance, end of year    4,801,893     3,804,998             -
                                        ===========   ===========   ===========

                  The following table summarizes information about the number of common shares reserved pursuant to the Company's warrants outstanding and exercisable at December 31, 2007:

                      NUMBER         EXERCISE PRICE          EXPIRY DATE
                                           $

                     2,017,748            0.80               April 28, 2008
                     1,583,750            0.80               May 17, 2008
                     1,200,395            0.90               October 23, 2008
                  ------------
                     4,801,893
                  ============

         (d)      See also Note 14.

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (EXPRESSED IN CANADIAN DOLLARS)



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

         During fiscal 2007, the Company granted 435,000 (2006 - 1,108,400; 2005
         - 1,151,600) stock options to the Company's employees, directors, officers and consultants and recorded compensation expense of $213,400 (2006 - $393,916; 2005 - $120,684. The Company also recorded an additional $4,625 (2006 - $14,400; 2005 - $20,400) compensation expense for options which had vested during fiscal 2007.

         The fair value of stock options granted to employees, directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during fiscal 2007, 2006 and 2005:

                                              2007                       2006                   2005
                                              ----                       ----                   ----

         Risk-free interest rate          3.97% - 4.57%             3.79% - 4.16%           2.55% - 2.97%
         Estimated volatility               78% - 82%                 88% - 96%               76% - 79%
         Expected life                2.5 years - 3 years              3 years          0.25 year - 1.5 years
         Expected dividend yield               0%                         0%                      0%

         The fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the year to the Company's employees, directors and consultants was $0.50 (2006 - $0.36; 2005 - $0.12) per share.

         Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

         A summary of the Company's outstanding stock options at December 31, 2007, 2006 and 2005 and the changes for the years ending on those dates is as follows:


                                              2007                       2006                        2005
                                     ----------------------     ----------------------      ---------------------
                                                   WEIGHTED                   WEIGHTED                   WEIGHTED
                                                    AVERAGE                    AVERAGE                    AVERAGE
                                       OPTIONS     EXERCISE      OPTIONS      EXERCISE      OPTIONS      EXERCISE
                                     OUTSTANDING     PRICE      OUTSTANDING     PRICE      OUTSTANDING     PRICE
                                                       $                          $                          $

         Balance, beginning of year    2,260,000      0.51        1,351,600      0.49        1,273,400      0.81
         Granted                         435,000      0.77        1,108,400      0.56        1,151,600      0.47
         Exercised                       (90,000)     0.50                -         -         (171,000)     0.23
         Cancelled / expired            (250,000)     0.52         (200,000)     0.57         (902,400)     0.97
                                     -----------                -----------                 ----------
         Balance, end of year         2,355,000       0.56        2,260,000      0.51        1,351,600      0.49
                                     ===========                ===========                 ==========

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (EXPRESSED IN CANADIAN DOLLARS)



6.       STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

         The following table summarizes information about the stock options outstanding and exercisable at December 31, 2007:

             NUMBER           NUMBER          EXERCISE
          OUTSTANDING      EXERCISABLE          PRICE        EXPIRY DATE
                                                  $
              700,600          700,600           0.50        April 8, 2008
              171,000          171,000           0.30        July 20, 2008
              538,000          538,000           0.50        January 16, 2009
               70,000           70,000           0.61        April 28, 2009
              365,400          365,400           0.62        May 19, 2009
               75,000           75,000           0.62        September 20, 2009
               60,000           60,000           0.60        February 7, 2010
              375,000          362,500           0.80        June 12, 2010
         ------------     ------------
            2,355,000        2,342,500
         ============     ============

         See also Note 14(b).


7.       CONTRIBUTED SURPLUS

                                            2007          2006          2005
                                             $             $             $

         Balance, beginning of year       1,385,723       800,068       658,984

         Stock-based compensation on
            options (Note 6)                218,025       408,316       141,084
         Stock-based compensation on
            agent and finders
                warrants (Note 5)            39,103             -             -
         Stock options exercised            (11,207)      177,339             -
         Agent's warrants exercised         (21,840)            -             -
                                        -----------   -----------   -----------
         Balance, end of year             1,609,804     1,385,723       800,068
                                        ===========   ===========   ===========


8.       INCOME TAXES

         Future income tax assets and liabilities of the Company as at December 31, 2007 and 2006 are as follows:

                                                          2007          2006
                                                           $             $
         Future income tax assets (liabilities)

         Losses carried forward                         1,064,100     1,406,000
         Share issue costs                                160,900       139,000
         Mineral resource interests                      (138,700)     (808,000)
                                                      -----------   -----------
                                                        1,086,300       737,000
         Valuation allowance                           (1,086,300)     (737,000)
                                                      -----------   -----------
         Net future income tax asset                            -             -
                                                      ===========   ===========

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (EXPRESSED IN CANADIAN DOLLARS)



8.       INCOME TAXES (continued)

         The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

                                                                        2007          2006          2005
                                                                         $             $             $

         Income tax rate reconciliation

         Combined federal and provincial income tax rate                34.1%         34.1%        34.3%
                                                                    ===========   ===========   ===========

         Expected income tax recovery                                  (250,000)     (298,600)   (1,209,800)
         Foreign income tax rate differences                              3,400        10,500        10,800
         Deductible mineral resource interests cost additions          (100,100)     (309,600)     (191,000)
         Other                                                          (69,200)      (56,700)        3,700
         Non-deductible stock-based compensation                         74,400       139,300        49,200
         Write-off of mineral resource interests                         14,300        45,100       373,200
         Unrecognized benefit of income tax losses                      327,200       470,000       963,900
                                                                    -----------   -----------   -----------
         Actual income tax recovery                                           -             -             -
                                                                    ===========   ===========   ===========

         As at December 31, 2007, the Company has non-capital losses of approximately $2,527,000 and accumulated pools of approximately $495,000 for Canadian income tax purposes to offset against future income. The non-capital losses expire commencing 2008 to 2027.

         The Company also has non-capital losses of approximately $513,200 for Mexican income tax purposes and approximately $116,100 for Swedish income tax purposes.

         Future income tax benefits  which may arise as a result of these losses
         have  not  been  recognized  in  the  financial   statements  as  their
         realization is unlikely.


9.       RELATED PARTY TRANSACTIONS

         During fiscal 2007, the Company:

         i)       incurred  $43,300 (2006 - $38,200;  2005 - $29,145) for office rent and accounting, management and administration services provided by a director and private corporations owned by a director of the Company. As at December 31, 2007, $7,100 remained outstanding and has been included in accounts payable and accrued liabilities;

         ii)      incurred  $96,000  (2006  -  $99,000;   2005  -  $79,000)  for
                  management services provided by the President of the Company. Of this amount, $52,662 (2006 - $51,772; 2005 - $25,753) has been capitalized as geological costs in mineral resource interests and $43, 338 (2006 - $47,228; 2005 - $53,247)
                  expensed as management fees; and

         iii)     received  $6,186 (2006 - $6,788;  2005 - $7,235)  other income from  Tinka  Resources  Limited  ("Tinka"),  for rental of its condominium in Peru, and was reimbursed $24,000 (2006 - $24,000; 2005 - $17,800) for shared office personnel from Tinka and Mawson Resources Limited ("Mawson"). The Company was also charged $21,355 (2006 and 2005 - $nil) by Mawson for
                  shared  personnel.   As  at

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (EXPRESSED IN CANADIAN DOLLARS)



9.       RELATED PARTY TRANSACTIONS (continued)

                  December 31, 2007, the amount remained unpaid and was included in accounts payable and accrued liabilities. Tinka and Mawson are public companies with certain directors in common.

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

         The Company's total assets are segmented geographically as follows:


                                                                           2007
                                       ----------------------------------------------------------------------------
                                           CANADA         MEXICO           PERU           SWEDEN           TOTAL
                                             $               $               $               $               $

         Current assets                   1,951,025         145,983               -         148,151       2,245,159
         Property and equipment               7,353          51,165         109,589          33,200         201,307
         Mineral resource interests               -       3,290,684               -       1,069,053       4,359,737
         Other assets                             -               -               -           6,742           6,742
                                       ------------    ------------    ------------    ------------    ------------
                                          1,958,378       3,487,832         109,589       1,257,146       6,812,945
                                       ============    ============    ============    ============    ============


                                                                           2006
                                       ----------------------------------------------------------------------------
                                           CANADA         MEXICO           PERU           SWEDEN           TOTAL
                                             $               $               $               $               $

         Current assets                   2,873,332          72,654               -          61,684       3,007,670
         Property and equipment              11,264          67,522         116,233          41,121         236,140
         Mineral resource interests               -       1,674,877               -         693,406       2,368,283
         Other assets                             -               -               -           6,742           6,742
                                       ------------    ------------    ------------    ------------    ------------
                                          2,884,596       1,815,053         116,233         802,953       5,618,835
                                       ============    ============    ============    ============    ============

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (EXPRESSED IN CANADIAN DOLLARS)



11.      SUPPLEMENTAL CASH FLOW INFORMATION

         Non-cash operating, investing and financing activities were conducted by the Company as follows:

                                                          2007          2006          2005
                                                           $             $             $

         Operating activity

         Accounts payable for mineral
            resource interests                             98,748        84,335             -
                                                      ===========   ===========   ===========
         Investing activities

         Shares issued for option interests                (8,706)       (8,738)       (4,562)
         Expenditures on mineral resource interests       (98,748)      (84,335)            -
                                                      -----------   -----------   -----------
                                                         (107,454)      (93,073)       (4,562)
                                                      ===========   ===========   ===========

         Financing activities

         Shares issued for option interests                 8,706         8,738         4,562
         Share issue costs                                (65,769)      (74,645)            -
         Shares issued for non-cash consideration          59,713        74,645             -
         Contributed surplus                                6,056             -             -
                                                      -----------   -----------   -----------
                                                            8,706         8,738         4,562
                                                      ===========   ===========   ===========

         Other supplementary cash flow information:

                                            2007          2006          2005
                                              $             $             $

         Interest paid in cash                    -             -             -
                                        ===========   ===========   ===========
         Income taxes paid in cash                -             -             -
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

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (EXPRESSED IN CANADIAN DOLLARS)



12.      FINANCIAL INSTRUMENTS (continued)

         (c)      Foreign Currency Risk

                  The Company is subject to foreign exchange rate risk as certain of the Company's subsidiaries and operations incur transactions and have assets and liabilities denominated in currencies other than the Company's functional currency, which is the Canadian dollar.


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

                  Consolidated Statements of Loss


                                                          INCEPTION TO
                                                              2007           2007           2006           2005
                                                                $              $              $              $

                  Net loss under Canadian GAAP              (8,417,504)      (732,834)      (875,106)    (3,469,568)
                  Mineral resource interests expensed (i)   (3,494,985)    (1,780,621)    (1,114,270)     1,182,426
                                                          ------------   ------------   ------------   ------------
                  Net loss under US GAAP                   (11,912,489)    (2,513,455)    (1,989,376)    (2,287,142)
                                                          ============   ============   ============   ============

                  Loss per share under US GAAP                                  (0.10)         (0.09)         (0.12)
                                                                         ============   ============   ============

                  Consolidated Balance Sheets

                                                              2007           2006
                                                                $              $


                  Total assets under Canadian GAAP           6,812,945      5,618,835
                  Unproven mineral interests expensed (i)   (3,494,985)    (1,714,364)
                                                          ------------   ------------
                  Total assets under US GAAP                 3,317,960      3,904,471
                                                          ============   ============

                  Total liabilities under Canadian GAAP        240,940        119,368
                                                          ------------   ------------
                  Total liabilities under US GAAP              240,940        119,368
                                                          ============   ============

                  Total shareholders' equity
                     under Canadian GAAP                     6,572,005      5,499,467
                  Unproven mineral interests expensed (i)   (3,494,985)    (1,714,364)
                                                          ------------   ------------
                  Total shareholders' equity under US GAAP   3,077,020      3,785,103
                                                          ============   ============

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (EXPRESSED IN CANADIAN DOLLARS)



13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)


                  Consolidated Statements of Cash Flows

                                                          INCEPTION TO
                                                              2007           2007           2006           2005
                                                                $              $              $              $

                  Operating activities

                  Cash used per Canadian GAAP               (2,352,371)      (400,056)      (333,555)      (404,924)
                  Interests in unproven mineral claims
                     and deferred exploration costs (i)     (7,522,991)    (1,982,703)    (1,504,293)      (851,469)
                                                          ------------   ------------   ------------   ------------
                  Cash used per US GAAP                     (9,875,362)    (2,382,759)    (1,837,848)    (1,256,393)
                                                          ============   ============   ============   ============

                  Investing activities

                  Cash used per Canadian GAAP               (7,840,467)    (1,985,954)    (1,616,080)      (856,473)
                  Interests in unproven mineral claims
                     and deferred exploration costs (i)      7,522,991      1,982,703      1,504,293        851,469
                                                          ------------   ------------   ------------   ------------
                  Cash used per US GAAP                       (317,476)        (3,251)      (111,787)        (5,004)
                                                          ============   ============   ============   ============

                  (i)      Mineral Resource Interests

                           Mineral property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2. For US GAAP purposes, the Company expenses exploration costs relating to mineral interests. When proven and probable reserves are determined for an interest and a feasibility study prepared, then subsequent development costs of the property would be capitalized. The capitalized costs of such properties would then be amortized using the unit of production method over the estimated life of the ore body based on proven and probable reserves and would be assessed periodically for recoverability of carrying values.

For US GAAP purposes, the Company has adopted the provisions of EITF 04-2, "Whether Mineral Rights are Tangible or Intangible Assets" and FSP FAS 141-1 and 142-1 which concluded that mineral rights are tangible assets. Accordingly, the Company capitalizes costs related to the acquisition of mineral rights.

                  (ii)     Private Placements of Common Stock

                           The Company conducts the majority of its equity financings pursuant to private placements. Under the policies of the TSX Venture Exchange, on which the Company's common stock is listed, the Company may provide a discount off the market price of the Company's common stock. US GAAP does not permit a discount from the market price. US GAAP requires the recognition of the market value of the Company's common stock as a credit to share capital, with a charge to operations for the portion of the discount relating to equity financings conducted with officers and directors of the Company and a charge to shareholders' equity, as a capital distribution, for the discount relating to the remaining portion of the equity financings.

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (EXPRESSED IN CANADIAN DOLLARS)



13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                           With the adoption of Statement of Financial Accounting Standards No. 123R in fiscal 2007, there exists no difference between Canadian and US GAAP and no adjustment is required.

                  (iii)    Functional Currency

                           The Company's functional currency is the Canadian dollar.

         (b)      Recent United States Accounting Pronouncements

                  The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards ("SFAS") 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for consistently measuring fair value under GAAP and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB approved FSP FAS 157-2, which grants a one-year deferral of SFAS 157 fair value measurement requirements for non-financial assets and liabilities, except for items that are recognized or disclosed at fair value on a recurring basis. The Company is currently evaluating the impact of SFAS 157 on the Company's financial position and results of operations.

                  In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Liabilities - Including an amendment of FASB Statement No. 115". SFAS 159 permits entities to choose to measure certain financial assets and liabilities at fair value at specified election dates. Unrealized gains and losses, arising subsequent to adoption, are reported in earnings. SFAS 159 will be effective for fiscal years beginning after November 15, 2007, with early adoption possible but subject to certain requirements. The Company is currently evaluating the impact of SFAS 159 on the Company's financial statements.

                  In March 2008, the FASB issued SFAS 161, "Disclosures About Derivative Instruments and Hedging Activities - An Amendment of SFAS 133". SFAS 161 requires enhanced disclosures about an entity's derivative and hedging activities to provide information about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretation, and (c) how derivative instruments and related hedged items affected an entity's financial position, financial performance, and cash flows. SFAS 161 is effective prospectively for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The adoption of SFAS 161 is not expected to have an effect on the Company's financial statements.

                  In May 2008, the FASB issued SFAS 162, "The Hierarchy of Generally Accepted Accounting Principles". SFAS 162 sets out the framework for selecting accounting principles to be used in preparing financial statements that are presented in conformity with US GAAP. Up to now, the US GAAP hierarchy has been defined in the US auditing literature. Because of the interrelationship with the auditing literature, SFAS 162 will be effective 60 days following the SEC's approval of the PCAOB's amendments to their auditing standards. The adoption of SFAS 162 is not expected to have an effect on the Company's financial statements.

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (EXPRESSED IN CANADIAN DOLLARS)



14.      SUBSEQUENT EVENTS

         (a) On March 31, 2008, the Company extended the expiry terms of certain of its outstanding warrants, whereby the terms of 1,680,750 warrants have been extended from an initial expiry date of April 28, 2008 to an extended expiry date of October 28, 2008, and the expiry of 1,500,750 warrants have been extended from an initial expiry date of May 17, 2008, to an extended expiry date of November 17, 2008.

         (b) On April 8, 2008, stock options to purchase 900,600 common shares of the Company expired without exercise. On April 9, 2008 the Company granted stock options to the Company's employees, directors, officers and consultants to purchase 950,600 common shares, at a price of $0.50 per share, expiring April 9, 2011.

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

                                                                      SCHEDULE I

                             TUMI RESOURCES LIMITED
               CONSOLIDATED SCHEDULE OF MINERAL RESOURCE INTERESTS
                         FOR THE YEAR ENDED DECEMBER 31


                                                               2007                                    2006
                                   ------------------------------------------------------------    ------------
                                              MEXICO                  SWEDEN
                                   ----------------------------    ------------
                                         LA                         BERGSLAGEN
                                       TRINI          SONORA         DISTRICT          TOTAL           TOTAL
                                         $               $               $               $               $

BALANCE - BEGINNING OF YEAR           1,086,718         588,159         693,406       2,368,283         889,870
                                   ------------    ------------    ------------    ------------    ------------
COSTS INCURRED DURING YEAR

EXPLORATION

Airborne survey                               -               -          95,005          95,005          79,516
Amortization                             18,122               -           9,406          27,528          13,281
Assays                                   30,241          35,862           3,647          69,750          30,302
Assay preparation                         5,106          15,209               -          20,315          16,845
Camp costs                               12,123          26,801               -          38,924          24,935
Consulting                               16,177          97,965           7,494         121,636         124,499
Database                                      -               -           1,535           1,535          23,266
Drilling                                337,867          88,499           8,196         434,562               -
Equipment rental                         20,818           4,487               -          25,305          20,129
Exploration site costs                   26,739          41,543          45,794         114,076         115,862
Field workers                            10,861          32,600               -          43,461          47,651
Fuel                                     10,314          29,101               -          39,415          22,018
Geochemical                                   -               -           4,519           4,519               -
Geological                               36,053          24,545          48,543         109,141          37,999
Geophysical                                   -               -          20,825          20,825          92,950
Maps                                          -               -           7,157           7,157           7,124
Other                                         -               -               -               -          11,954
Property holding costs                        -         129,766               -         129,766          11,323
Repair and maintenance                    6,352          11,557               -          17,909          20,785
Salaries and benefits                    86,429         228,725         109,750         424,904         348,843
Supplies                                      -               -               -               -          27,399
Travel                                    5,917           6,399          27,155          39,471          45,070
                                   ------------    ------------    ------------    ------------    ------------
                                        623,119         773,059         389,026       1,785,204       1,121,751
                                   ------------    ------------    ------------    ------------    ------------
ACQUISITION

Cash payments                           215,506          13,893               -         229,399         231,730
Geological fees                               -               -               -               -         127,218
Issuance of shares                        8,706               -               -           8,706           8,738
Staking and related costs                     -               -          10,041          10,041         121,212
                                   ------------    ------------    ------------    ------------    ------------
                                        224,212          13,893          10,041         248,146         488,898
                                   ------------    ------------    ------------    ------------    ------------
                                        847,331         786,952         399,067       2,033,350       1,610,649
                                   ------------    ------------    ------------    ------------    ------------
BALANCE BEFORE WRITE-OFFS             1,934,049       1,375,111       1,092,473       4,401,633       2,500,519

WRITE-OFFS                                    -         (18,476)        (23,420)        (41,896)       (132,236)
                                   ------------    ------------    ------------    ------------    ------------
BALANCE - END OF YEAR                 1,934,049       1,356,635       1,069,053       4,359,737       2,368,283
                                   ============    ============    ============    ============    ============